Filed Pursuant to Rule 424(b)(4)
Registration No. 333-174246

PROSPECTUS

16,666,667 Shares

Nationstar Mortgage Holdings Inc.
Common Stock

This is an initial public offering of common stock of Nationstar Mortgage Holdings Inc. We are selling 16,666,667 shares of our common stock. After this offering, the Initial Stockholder, an entity owned primarily by certain private equity funds managed by an affiliate of Fortress Investment Group LLC, will own approximately 80.8% of our common stock or 78.5% if the underwriters’ overallotment option is fully exercised.

The initial public offering price is $14.00 per share. Our common stock has been approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “NSM”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$14.00	$233,333,338
Underwriting discount	$.91	$15,166,667
Proceeds to us (before expenses)	$13.09	$218,166,671

We have granted the underwriters the right to purchase up to 2,500,000 additional shares of common stock at the public offering price less underwriting discounts and commissions, for the purpose of covering overallotments.

The underwriters expect to deliver the shares of common stock to investors on or about March 13, 2012.

BofA Merrill Lynch	Citigroup	Credit Suisse	Wells Fargo Securities

Allen & Company LLC	Barclays Capital	J.P. Morgan	Keefe, Bruyette & Woods	Sterne Agee

The date of this prospectus is March 7, 2012.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.

Nationstar Mortgage Holdings Inc. is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Unless the context suggests otherwise, references in this prospectus to “Nationstar,” the “Company,” “we,” “us,” and “our” refer to Nationstar Mortgage LLC and its consolidated subsidiaries prior to the consummation of the Restructuring (as defined below), and to Nationstar Mortgage Holdings Inc. and its consolidated subsidiaries after the consummation of the Restructuring. References in this prospectus to “Fortress” refer to Fortress Investment Group LLC. For certain industry and other terms, investors are referred to the section entitled “Glossary of Industry and Other Terms” beginning on page 97. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Company Overview

We are a leading high touch non-bank residential mortgage servicer with a broad array of servicing capabilities across the residential mortgage product spectrum. We have been the fastest growing mortgage servicer since 2007 as measured by growth in aggregate unpaid principal balance (“UPB”), having grown 70.2% annually on a compounded basis. As of December 31, 2011, we serviced over 645,000 residential mortgage loans with an aggregate UPB of $106.6 billion (including $7.8 billion of servicing under contract), making us the largest high touch non-bank servicer in the United States. Our clients include national and regional banks, government organizations, securitization trusts, private investment funds and other owners of residential mortgage loans and securities.

We attribute our growth to our strong servicer performance and high touch servicing model, which emphasizes borrower interaction to improve loan performance and minimize loan defaults and foreclosures. We believe our exceptional track record as a servicer, coupled with our ability to scale our operations without compromising servicer quality, have enabled us to add new mortgage servicing portfolios with relatively low capital investment. We are a preferred partner of many large financial organizations, including government-sponsored enterprises (“GSEs”) and other regulated institutions that value our strong performance and also place a premium on our entirely U.S.-based servicing operations. We employ over 2,500 people in the United States and are a licensed servicer in all 50 states.

In addition to our core servicing business, we are one of only a few non-bank servicers with a fully integrated loan originations platform and suite of adjacent businesses designed to meet the changing needs of the mortgage industry. Our originations platform complements and enhances our servicing business by allowing us to replenish our servicing portfolio as loans pay off over time, while our adjacent businesses broaden our product offerings by providing mortgage-related services spanning the life cycle of a mortgage loan. We believe our integrated approach, together with the strength and diversity of our servicing operations and our strategies for growing substantial portions of our business with minimal capital outlays (which we refer to as our “capital light” approach), position us to take advantage of the major structural changes currently occurring across the mortgage industry.

Servicing Industry Dynamics

Mortgage servicers provide day-to-day administration and servicing for loans on behalf of mortgage owners and earn revenues based primarily on the UPB of loans serviced. Servicers collect and remit monthly loan principal and interest payments and provide related services in exchange for contractual servicing fees. Servicers also provide special services such as overseeing the resolution of troubled loans. As the mortgage industry continues to struggle with elevated borrower delinquencies, this special servicing function has become a particularly important component of a mortgage servicer’s role and, we believe, a key differentiator among mortgage servicers.

According to Inside Mortgage Finance, there were approximately $10.3 trillion of U.S. residential mortgage loans outstanding as of December 31, 2011. In the aftermath of the U.S. financial crisis, the residential mortgage industry is undergoing major structural changes that affect the way mortgage loans are originated, owned and serviced. These changes have benefited and should continue to significantly benefit non-bank mortgage servicers. Banks currently dominate the residential mortgage servicing industry, servicing over 90% of all residential mortgage loans as of September 30, 2011. Over 50% of all residential mortgage loan servicing is concentrated among just four banks. However, banks are currently under tremendous pressure to exit or reduce their exposure to the mortgage servicing business as a result of increased regulatory scrutiny and capital requirements, headline risk associated with sizeable legal settlements, as well as potentially significant earnings volatility. Furthermore, banks’ mortgage servicing operations, which have historically been oriented towards payment processing, are often ill-equipped to maximize loan performance through high touch servicing.

As a result of these factors and the overall increased demands on servicers by mortgage owners, mortgage servicing is shifting from banks to non-bank servicers. Already, over the last 18 months, banks have completed servicing transfers on $275 billion of mortgage loans. We believe this represents a fundamental change in the mortgage servicing industry and expect the trend to continue at an accelerated rate in the future. Because the mortgage servicing industry is characterized by high barriers to entry, including the need for specialized servicing expertise and sophisticated systems and infrastructure, compliance with GSE and client requirements, compliance with state-by-state licensing requirements and the ability to adapt to regulatory changes at the state and federal levels, we believe we are one of the few mortgage servicers competitively positioned to benefit from the shift.

Our Business

Residential Mortgage Servicing

Our leading residential mortgage servicing business serves a diverse set of clients encompassing a broad range of mortgage loans, including prime and non-prime loans, traditional and reverse mortgage loans, GSE and government agency-insured loans, as well as private-label loans issued by non-government affiliated institutions. We have grown our residential mortgage servicing portfolio from an aggregate UPB of $12.7 billion as of December 31, 2007 to $106.6 billion as of December 31, 2011 (including $7.8 billion of servicing under contract). Since December 2008, we have added over $104 billion in UPB to our servicing platform through approximately 300 separate transfers from 30 different counterparties (excluding $7.8 billion of servicing under contract). This growth has been funded primarily through internally generated cash flows and proceeds from debt financings.

Our performance record stands out when compared to other mortgage servicers:

•	As of December 2011, a GSE ranked us in the top 5 out of over 1,000 approved servicers in foreclosure prevention workouts.

•	In 2011, we were in the top tier of rankings for Federal Housing Administration-(“FHA”) and Housing and Urban Development-approved servicers, with a Tier 1 ranking (out of four possible tiers).

•	As of December 31, 2011, our delinquency and default rates on non-prime mortgages we service on behalf of third party investors in asset-backed securities (“ABS”) were each 40% lower than the peer group average.

Our high touch, active servicing approach emphasizes increased borrower contact in an effort to improve loan performance and reduce loan defaults and foreclosures, thereby minimizing credit losses and maximizing cash flows for our clients. Where appropriate, we perform loan modifications, often facilitated by government programs such as the Home Affordable Modification Program (“HAMP”), which serve as an effective alternative to foreclosure by keeping borrowers in their homes and bringing them current on their loans. We believe our proven servicing approach and relative outperformance have led large financial institutions, GSEs and government organizations to award major servicing and subservicing contracts to us, often on a repeat basis.

Our systems and infrastructure play a key role in our servicing success. Through careful monitoring and frequent direct communication with borrowers, we are able to quickly identify potential payment problems and work with borrowers to address issues efficiently. To this end, we leverage our proprietary processing, loss mitigation and caller routing systems to implement a single point of contact model for troubled loans that ensures smooth and prompt communication with borrowers, consistent with standards imposed on the largest bank servicers by the Office of the Comptroller of the Currency (the “OCC”), the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”). Our core systems are scalable to multiples of our current size.

We service loans as the owner of mortgage servicing rights (“MSRs”), which we refer to as “primary servicing,” and we also service loans on behalf of other MSR or mortgage owners, which we refer to as “subservicing.” As of December 31, 2011, our primary servicing and subservicing portfolios represented 46.4% and 53.6%, respectively, of our total servicing portfolio (excluding $7.8 billion of servicing under contract).

Primary Servicing

Primary servicers act as servicers on behalf of mortgage owners and directly own the MSRs, which represent the contractual right to a stream of cash flows (expressed as a percentage of UPB) in exchange for performing specified mortgage servicing functions and temporarily advancing funds to cover payments on delinquent and defaulted mortgages.

We have grown our primary servicing portfolio to $45.8 billion in UPB as of December 31, 2011 (excluding $7.8 billion of servicing under contract) from $12.7 billion in UPB as of December 31, 2007, representing a compound annual growth rate of 37.8%. We plan to continue growing our primary servicing portfolio principally by acquiring MSRs from banks and other financial institutions under pressure to exit or reduce their exposure to the mortgage servicing business. As the servicing industry paradigm continues to shift from bank to non-bank servicers at an increasing pace, we believe there will be a significant opportunity to increase our market share of the servicing business.

We acquire MSRs on a standalone basis and have also developed an innovative model for investing on a capital light basis by co-investing with financial partners in “excess MSRs.” Excess MSRs are the servicing fee cash flows (“excess fees”) on a portfolio of mortgage loans after payment of a basic servicing fee. In these transactions, we provide all servicing functions in exchange for the basic servicing fee, then share the excess fee with our co-investment partner on a pro rata basis. Through December 31, 2011, we added $10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future.

Subservicing

Subservicers act on behalf of MSR or mortgage owners that choose to outsource the loan servicing function. In our subservicing portfolio, we earn a contractual fee per loan we service. The loans we subservice often include pools of underperforming mortgage loans requiring high touch servicing capabilities. Many of our recent subservicing transfers have been facilitated by GSEs and other large mortgage owners that are seeking to improve loan performance through servicer upgrades. Subservicing represents another capital light means of growing our servicing business, as subservicing contracts are typically awarded on a no-cost basis and do not require substantial capital.

We have grown our subservicing portfolio to $53.0 billion in UPB as of December 31, 2011 by completing 290 transfers with 26 counterparties since we entered the subservicing business in August 2008. We expect to enter into additional subservicing arrangements as mortgage owners seek to transfer credit stressed loans to high touch subservicers with proven track records and the infrastructure and expertise to improve loan performance.

Adjacent Businesses

We operate or have investments in several adjacent businesses which provide mortgage-related services that are complementary to our servicing and originations businesses. These businesses offer an array of ancillary services, including providing services for delinquent loans, managing loans in the foreclosure/real estate owned (“REO”) process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans. We offer these adjacent services in connection with loans we currently service, as well as on a third party basis in exchange for base and/or incentive fees. In addition to enhancing our core businesses, these adjacent services present an opportunity to increase future earnings with minimal capital investment, including by expanding the services we provide to large banks and other financial institutions seeking to outsource these functions to a third party.

Originations

We are one of only a few non-bank servicers with a fully integrated loan originations platform to complement and enhance our servicing business. In 2011, we originated approximately $3.4 billion of loans, up from $2.8 billion in 2010. We originate primarily conventional agency (GSE) and government-insured residential mortgage loans and, to mitigate risk, typically sell these loans within 30 days while retaining the associated servicing rights.

A key determinant of the profitability of our primary servicing portfolio is the longevity of the servicing cash flows before a loan is repaid or liquidates. Our originations efforts are primarily focused on “re-origination,” which involves actively working with existing borrowers to refinance their mortgage loans. By re-originating loans for existing borrowers, we retain the servicing rights, thereby extending the longevity of the servicing cash flows, which we refer to as “recapture.” We recaptured 35.4% of the loans we service that were refinanced or repaid by the borrower during 2011 and our goal for 2012 is to achieve a recapture rate of over 55%. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio.

With our in-house originations capabilities, we believe we are better protected against declining servicing cash flows as we replace servicing run-off through new loan originations or retain our servicing portfolios through re-origination. In addition, our re-origination strategy allows us to generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market.

Our Strengths

We believe our servicing platform, coupled with our originations and adjacent businesses, position us well for a variety of market environments. The following competitive strengths contribute to our leading market position and differentiate us from our competitors:

Top Performing Preferred Servicing Partner

Through careful monitoring and frequent direct communication with borrowers, our high touch, high-quality servicing model allows us to improve loan performance and reduce loan defaults and foreclosures, thereby minimizing credit losses and maximizing cash flows for our clients. In recognition of our performance, as of December 2011, a GSE ranked us in the top 5 out of over 1,000 approved servicers in foreclosure prevention workouts. Our demonstrated ability to achieve strong results and relative outperformance, as well as our entirely U.S.-based servicing operations, have made us a preferred partner of large financial institutions, GSEs and government organizations, which have awarded major servicing and subservicing contracts to us, often on a repeat basis.

Scalable Technology and Infrastructure

Our highly scalable technology and infrastructure have enabled us to manage rapid growth over the past several years while maintaining our high servicing standards and enhancing loan performance. We have made significant investments in loan administration, customer service, compliance and loss mitigation, as well as in employee training and retention. Our staffing, training and performance tracking programs, centralized in the Dallas/Fort Worth, Texas area, have allowed us to expand the size of our servicing team while maintaining high quality standards. With our core systems scalable to multiples of our current size, we believe our infrastructure positions us well to take advantage of structural changes in the mortgage industry. Because the mortgage servicing industry is characterized by high barriers to entry, we also believe we are one of the few mortgage servicers competitively positioned to benefit from existing and future market opportunities.

Track Record of Efficient Capital Deployment

We have an established track record of deploying capital to grow our business. For example, since December 2008, we have effectively used capital from internally generated cash flows and proceeds from debt financings to add over $104 billion in UPB to our servicing platform (excluding $7.8 billion of servicing under contract). In addition, we employ capital light strategies, including our innovative strategy for co-investment in excess MSRs with financial partners as well as subservicing arrangements, to add new mortgage servicing portfolios with relatively low capital investment. Through December 31, 2011, we added $10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future, while also evaluating subservicing arrangements as mortgage owners seek to transfer credit stressed loans to high touch subservicers in order to improve loan performance. We believe that our experience of efficiently deploying capital for growth puts us in a strong position to manage future growth opportunities.

Attractive Business Model with Strong Recurring Revenues

Banks are under tremendous pressure to exit or reduce their exposure to the mortgage servicing business, and GSEs are looking for strong mortgage servicers as the mortgage industry continues to struggle with elevated borrower delinquencies. As the shift from bank to non-bank servicers accelerates, we believe there will be a significant opportunity for us to achieve growth on attractive terms. Our senior management team has already demonstrated its ability to identify, evaluate and execute servicing portfolio acquisitions. We have developed an attractive business model to grow our business and generate strong, recurring, contractual fee-based revenue with minimal credit risk. These revenue streams provide us with significant capital to grow our business organically.

Integrated Originations Capabilities

As one of only a few non-bank servicers with a fully integrated loan originations platform, we are often able to extend the longevity of our servicing cash flows through loan refinancings. We recaptured 35.4% of the loans we service that were refinanced or repaid by the borrower during 2011 and our goal for 2012 is to achieve a recapture rate of over 55%. Because, in general, refinanced loans subsequently refinance more slowly and default less frequently than many currently outstanding loans, these refinancings also typically improve the overall quality of our primary servicing portfolio. We believe our in-house originations capabilities allow us to generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market.

Strong and Seasoned Management Team

Our senior management team is comprised of experienced mortgage industry executives with a track record of generating financial and operational improvements. Our current Chief Executive Officer has been with us for more than a decade and has managed the company through the most recent economic downturn and through multiple economic cycles. Several members of our management team have held senior positions at other residential mortgage companies. Our senior management team has demonstrated its ability to adapt to changing market conditions and has developed a proven ability to identify, evaluate and execute successful portfolio and platform acquisitions. We believe that the experience of our senior management team and its management philosophy are significant contributors to our operating performance.

Growth Strategies

We expect to drive future growth in the following ways:

Grow Residential Mortgage Servicing

We expect to grow our business primarily by adding to our residential mortgage servicing portfolios through MSR acquisitions and subservicing transfers. Over the last 18 months, banks and other financial institutions have completed a significant number of MSR sales and subservicing transfers, and we expect an even greater number over the next 18 months. We are continuously reviewing, evaluating and, when attractive, pursuing MSR sales and subservicing transfers, and we believe we are well-positioned to compete effectively for these opportunities. We believe our success in this area has been, and will continue to be, driven by our strong servicer performance, as well as by the systems and infrastructure we have implemented to meet specific client requirements.

Pursue Capital Light Servicing Opportunities

We intend to pursue capital light strategies that will allow us to grow our MSR and subservicing portfolios with minimal capital outlays. Within our subservicing portfolio, since August 2008, we have grown our servicing UPB to $53.0 billion with no capital outlays. Many of our recent subservicing transfers have been facilitated by GSEs and other large mortgage owners and we expect to leverage our relationships to complete additional subservicing transfers as mortgage owners seek to transfer credit stressed loans to high touch servicers through subservicing arrangements. Within our MSR portfolio, we have developed an innovative strategy for co-investing on a capital light basis in excess MSRs with financial partners. Through December 31, 2011, we added $10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future. We anticipate that these capital light strategies will allow us to significantly expand our mortgage servicing portfolio with reduced capital investment.

Expand Originations to Complement Servicing

We also expect our originations platform to play an important role in driving our growth and, in particular, enhancing the profitability of our servicing business. As one of only a few non-bank servicers with a fully integrated loan originations platform, we originate new GSE-eligible and FHA-insured loans for sale into the securitization market and retain the servicing rights associated with those loans. More importantly, we re-originate loans from existing borrowers seeking to take advantage of improved loan terms, thereby extending the longevity of the related servicing cash flows, which increases the profitability and the credit quality of the servicing portfolio. Through our originations platform, we generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market. Finally, we facilitate borrower access to government programs designed to encourage refinancings of troubled or stressed loans, improving overall loan performance. We believe this full range of abilities makes us a more attractive counterparty to entities seeking to transfer servicing to us, and we expect it to contribute to the growth of our servicing portfolio.

Meet Evolving Needs of the Residential Mortgage Industry

We expect to drive growth across all of our businesses by being a solution provider to a wide range of financial and government organizations as they navigate the structural changes taking place across the mortgage industry. With banks under pressure to reduce their exposure to the mortgage market, with the U.S. government under pressure to address its large mortgage exposure and with weak market conditions contributing to elevated loan delinquencies and defaults, we expect there to be numerous compelling situations requiring our expertise. We believe the greatest opportunities will be available to servicers with the proven track record, scalable infrastructure and range of services that can be applied flexibly to address different organizations’ needs. To position ourselves for these opportunities, since 2010 we have expanded our business development team and hired a dedicated senior executive whose primary role is to identify, evaluate, and enhance acquisition and partnership opportunities across the mortgage industry, including with national and regional banks, mortgage and bond insurers, private investment funds and various government agencies. We have also expanded and enhanced our loan transfer, collections and loss mitigation infrastructure in order to be able to accommodate substantial additional growth. We expect these efforts to position us to be a key participant in the long term restructuring and recovery of the mortgage sector.

Corporate and Other Information

Nationstar Mortgage Holdings Inc. was recently incorporated for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. Prior to the completion of this offering, all of the equity interests in Nationstar Mortgage LLC will be transferred from FIF HE Holdings LLC (our “Initial Stockholder”) to two direct, wholly-owned subsidiaries of Nationstar Mortgage Holdings Inc. (the “Restructuring”). Additionally, as part of the Restructuring, certain parent entities of our Initial Stockholder that do not have any material assets or material liabilities other than their direct or indirect ownership of our Initial Stockholder, or any operations, will be merged with and into Nationstar Mortgage Holdings Inc., and the former shareholders of those parent entities will receive equity interests in our Initial Stockholder. Upon the completion of the Restructuring, we will conduct our business through Nationstar Mortgage LLC and its consolidated subsidiaries. Prior to the completion of this offering, we also will effect a 70,000 to 1 stock split pursuant to a stock dividend. All shares and per share data in this prospectus have been adjusted to reflect the stock split, except as otherwise indicated. In addition, in connection with this offering, the Initial Stockholder is offering to certain of our current and former members of management the opportunity to exchange their Series 1 Class A units for shares of our common stock that are currently held by the Initial Stockholder (the “Unit Exchange”). See “Principal Stockholder—Unit Exchange.”

Our executive offices are located at 350 Highland Drive, Lewisville, Texas 75067 and our telephone number is (469) 549-2000. Our Internet website address is www.nationstarholdings.com. Information on, or accessible through, our website is not part of this prospectus.

Nationstar Mortgage LLC was formed in 1994 in Denver, Colorado as Nova Credit Corporation, a Nevada corporation. In 1997, it moved its executive offices and primary operations to Dallas, Texas and changed its name to Centex Credit Corporation. In 2001, Centex Credit Corporation was merged into Centex Home Equity Company, LLC, a Delaware limited liability company (“CHEC”). In 2006, our Initial Stockholder acquired all of its outstanding membership interests (the “Acquisition”), and CHEC changed its name to Nationstar Mortgage LLC.

Our Principal Stockholder

Following the completion of this offering, our Initial Stockholder, an entity owned primarily by certain private equity funds managed by an affiliate of Fortress, a leading global investment manager that offers alternative and traditional investment products, will own approximately 80.8% of our outstanding common stock or 78.5% if the underwriters’ overallotment option is fully exercised. After this offering, the Initial Stockholder will own shares sufficient for the majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Organization and Structure.”

Ownership Structure

Set forth below is the ownership structure of Nationstar Mortgage Holdings Inc. and its subsidiaries upon consummation of the Restructuring and this offering.

The Offering

Common stock we are offering	16,666,667 shares

Common stock to be issued and outstanding after this offering	86,666,667 shares

Use of proceeds by us	The net proceeds to us from the sale of shares in this offering, after deducting offering expenses payable by us, will be approximately $214.4 million. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including servicing acquisitions, which may include acquisitions from one or more affiliates of the underwriters in this offering. See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements and restrictions that may be imposed by the indenture governing our 10.875% senior notes due 2015 (the “senior notes”). See “Dividend Policy.”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 14 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

NYSE symbol	“NSM”

The number of shares of common stock to be issued and outstanding after the completion of this offering is based on 70,000,000 shares of common stock issued and outstanding as of February 24, 2012 after giving effect to the Restructuring and the 70,000 for 1 stock split (which will be effective prior to the completion of this offering), and excludes an additional 5,200,000 shares reserved for issuance under our equity incentive plan, 3,874,997 of which remain available for grant.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $14.00 per share;

•	assumes no exercise by the underwriters of their option to purchase an additional 2,500,000 shares of common stock from us to cover overallotments;

•	does not include 1,325,003 unvested shares of restricted stock that we expect to grant to certain of our executive officers, directors and employees in connection with this offering;

•	does not give effect to any exchange of units of the Initial Stockholder by our current or former members of management for shares of our common stock in the Unit Exchange; and

•	reflects a 70,000 for 1 stock split, which will be effective prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial information of Nationstar Mortgage LLC, our predecessor company, as well as pro forma information that reflects the impact of our conversion to a taxable entity from a disregarded entity for tax purposes. We were formed on May 9, 2011 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of the Initial Stockholder and Nationstar Mortgage LLC, so that the issuer is a corporation rather than a limited liability company and our existing investors will own common stock rather than equity interests in a limited liability company. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The information in the following tables gives effect to the 70,000 for 1 stock split, which will be effective prior to the completion of this offering. The summary consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the summary consolidated balance sheet data at December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data at December 31, 2009 has been derived from our audited financial statements that are not included in this prospectus.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Statement of Operations Data—Consolidated
Revenues:
Total fee income	$100,218	$184,084	$268,598
Gain (loss) on mortgage loans held for sale	(21,349)	77,344	109,136

Total revenues	78,869	261,428	377,734
Total expenses and impairments	142,367	220,976	306,183
Other income (expense):
Interest income	52,518	98,895	66,802
Interest expense	(69,883)	(116,163)	(105,375)
Loss on interest rate swaps and caps	(14)	(9,801)	298
Fair value changes in ABS securitizations	—	(23,297)	(12,389)

Total other income (expense)	(17,379)	(50,366)	(50,664)

Net (loss) income	$(80,877)	$(9,914)	$20,887

Pro Forma Information (unaudited):
Historical net income before taxes			$20,887
Pro forma adjustment for taxes(1)			—

Pro forma net income			$20,887

Net income (loss) per share:
Basic and diluted	$(0.93)	$(0.11)	$0.24

Number of shares outstanding(2):
Basic and diluted	86,667	86,667	86,667

(1)	Our pro forma effective tax rate for 2011 is 0%. The pro forma tax provision, before utilization of tax benefits, is $11,448 on pre-tax income of $20,887. We expect to assume certain tax attributes of certain parent entities of our Initial Stockholder as a result of the Restructuring, including approximately $196 million of net operating loss carry forwards as of December 31, 2011. We expect to record a full valuation allowance against any resulting deferred tax asset. The utilization of these tax attributes will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

(2)	Represents the number of shares issued and outstanding after giving effect to our sale of common stock in this offering and does not include common stock that may be issued and sold upon exercise of the underwriters’ overallotment option.

	December 31,
	2009	2010	2011
	(in thousands)
Balance Sheet Data—Consolidated
Cash and cash equivalents	$41,645	$21,223	$62,445
Accounts receivable	513,939	441,275	562,300
Mortgage servicing rights	114,605	145,062	251,050
Total assets	1,280,185	1,947,181	1,787,931
Notes payable(1)	771,857	709,758	873,179
Unsecured senior notes	—	244,061	280,199
Legacy assets securitized debt	177,675	138,662	112,490
Excess spread financing (at fair value)	—	—	44,595
ABS nonrecourse debt (at fair value)	—	496,692	—
Total liabilities	1,016,362	1,690,809	1,506,622
Total members’ equity	263,823	256,372	281,309

(1)	A summary of notes payable as of December 31, 2011 follows:

Notes Payable	December 31, 2011
(in thousands)
Servicing
2010-ABS Advance Financing Facility	$219,563
2011-Agency Advance Financing Facility	25,011
MBS Advance Financing Facility	179,904
Securities Repurchase Facility (2011)	11,774
MSR Note	10,180
Originations
$300 Million Warehouse Facility	251,722
$100 Million Warehouse Facility	16,047
$175 Million Warehouse Facility	46,810
$50 Million Warehouse Facility	7,310
ASAP+ Short-Term Financing Facility	104,858

$873,179

The following tables summarize consolidated financial information for our Operating Segments. Management analyzes our performance in two separate segments, the Servicing Segment and the Originations Segment, which together constitute our Operating Segments. In addition, we have a legacy asset portfolio, which primarily consists of non-prime and non-conforming mortgage loans, most of which were originated from April to July 2007. The Servicing Segment provides loan servicing on our servicing portfolio and the

Originations Segment involves the origination, packaging and sale of GSE mortgage loans into the secondary markets via whole loan sales or securitizations.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Statement of Operations Data—Operating Segments Information
Revenues:
Total fee income	$101,289	$189,884	$269,585
Gain on mortgage loans held for sale	54,437	77,498	109,431

Total revenues	155,726	267,382	379,016
Total expenses and impairments	118,429	194,203	279,537
Other income (expense):
Interest income	8,404	12,111	14,981
Interest expense	(29,315)	(60,597)	(68,979)
Gain (loss) on interest rate swaps and caps	—	(9,801)	298

Total other income (expense)	(20,911)	(58,287)	(53,700)

Net income	$16,386	$14,892	$45,779

	Year Ended December 31,
	2009	2010	2011
	(in thousands)

Net Income from Operating Segments to Adjusted EBITDA Reconciliation:
Net income from Operating Segments	$16,386	$14,892	$45,779
Adjust for:
Interest expense from unsecured senior notes	—	24,628	30,464
Depreciation and amortization	1,542	1,873	3,395
Change in fair value of MSRs	27,915	6,043	39,000
Fair value changes on excess spread financing(1)	—	—	3,060
Share-based compensation	579	8,999	14,764
Exit costs	—	—	1,836
Fair value changes on interest rate swaps	—	9,801	(298)
Ineffective portion of cash flow hedge	—	(930)	(2,032)

Adjusted EBITDA(2)	$46,422	$65,306	$135,968

(1)	Relates to a financing arrangement on certain MSRs which are carried at fair value under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, Financial Instruments.

(2)	Adjusted EBITDA is a key performance measure used by management in evaluating the performance of our segments. Adjusted EBITDA represents our Operating Segments’ income (loss), and excludes income and expenses that relate to the financing of the senior notes, depreciable (or amortizable) asset base of the business, income taxes (if any), exit costs from our restructuring and certain non-cash items. Adjusted EBITDA also excludes results from our legacy asset portfolio and certain securitization trusts that were consolidated upon adoption of the new accounting guidance eliminating the concept of a qualifying special purpose entity (“QSPE”).

Adjusted EBITDA provides us with a key measure of our Operating Segments’ performance as it assists us in comparing our Operating Segments’ performance on a consistent basis. Management believes Adjusted

EBITDA is useful in assessing the profitability of our core business and uses Adjusted EBITDA in evaluating our operating performance as follows:

•	Financing arrangements for our Operating Segments are secured by assets that are allocated to these segments. Interest expense that relates to the financing of the senior notes is not considered in evaluating our operating performance because this obligation is serviced by the excess earnings from our Operating Segments after the debt obligations that are secured by their assets.

•	To monitor operating costs of each Operating Segment excluding the impact from depreciation, amortization and fair value change of the asset base, exit costs from our restructuring and non-cash operating expense, such as share-based compensation. Operating costs are analyzed to manage costs per our operating plan and to assess staffing levels, implementation of technology-based solutions, rent and other general and administrative costs.

Management does not assess the growth prospects and the profitability of our legacy asset portfolio and certain securitization trusts that were consolidated upon adoption of the new accounting guidance, except to the extent necessary to assess whether cash flows from the assets in the legacy asset portfolio are sufficient to service its debt obligations.

We also use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants such as leverage coverage ratios for our senior notes.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the cash requirements necessary to service principal payments related to the financing of the business;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our corporate debt;

•	although depreciation and amortization and changes in fair value of MSRs are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these and other limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA is presented to provide additional information about our operations. Adjusted EBITDA is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, operating income, net income, operating cash flow and other measures of financial performance prepared in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our foreclosure proceedings in certain states have been delayed due to inquiries by certain state Attorneys General, court administrators and state and federal government agencies, the outcome of which could have a negative effect on our operations, earnings or liquidity.

Allegations of irregularities in foreclosure processes, including so-called “robo-signing” by mortgage loan servicers, have gained the attention of the Department of Justice, regulatory agencies, state Attorneys General and the media, among other parties. On December 1, 2011, the Massachusetts Attorney General filed a lawsuit against five large mortgage providers alleging unfair and deceptive business practices, including the use of so-called “robo-signers.” In response, one of the mortgage providers has halted most lending in Massachusetts. Certain state Attorneys General, court administrators and government agencies, as well as representatives of the federal government, have issued letters of inquiry to mortgage servicers, including us, requesting written responses to questions regarding policies and procedures, especially with respect to notarization and affidavit procedures. These requests or any subsequent administrative, judicial or legislative actions taken by these regulators, court administrators or other government entities may subject us to fines and other sanctions, including a foreclosure moratorium or suspension. Additionally, because we do business in all fifty states, our operations may be affected by regulatory actions or court decisions that are taken at the individual state level.

In addition to these inquiries, several state Attorneys General have requested that certain mortgage servicers, including us, suspend foreclosure proceedings pending internal review to ensure compliance with applicable law, and we have received requests from four such state Attorneys General. Pursuant to these requests and in light of industry-wide press coverage regarding mortgage foreclosure documentation practices, we, as a precaution, had already delayed foreclosure proceedings in 23 states, so that we may evaluate our foreclosure practices and underlying documentation. Upon completion of our internal review and after responding to such inquiries, we resumed these previously delayed proceedings. Such inquiries, however, as well as continued court backlog and emerging court processes may cause an extended delay in the foreclosure process in certain states.

Even in states where we have not suspended foreclosure proceedings or where we have lifted or will soon lift any such delayed foreclosures, we have faced, and may continue to face, increased delays and costs in the foreclosure process. For example, we have incurred, and may continue to incur, additional costs related to the re-execution and re-filing of certain documents. We may also be required to take other action in our capacity as a mortgage servicer in connection with pending foreclosures. In addition, the current legislative and regulatory climate could lead borrowers to contest foreclosures that they would not otherwise have contested under ordinary circumstances, and we may incur increased litigation costs if the validity of a foreclosure action is challenged by a borrower. Delays in foreclosure proceedings could also require us to make additional servicing advances by drawing on our servicing advance facilities, or delay the recovery of advances, all or any of which could materially affect our earnings and liquidity and increase our need for capital.

The Dodd-Frank Act could increase our regulatory compliance burden and associated costs, limit our future capital raising strategies, and place restrictions on certain originations and servicing operations all of which could adversely affect our business, financial condition and results of operations.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the United States. The Dodd-Frank Act includes, among other things: (i) the creation of a Financial Stability Oversight Council to identify emerging systemic risks posed by financial firms, activities and practices, and to improve cooperation among federal agencies; (ii) the creation of a Bureau of Consumer Financial Protection (“CFPB”) authorized to promulgate and enforce consumer protection regulations relating to financial products; (iii) the establishment of strengthened capital and prudential standards for banks and bank holding companies; (iv) enhanced regulation of financial markets, including the derivatives and securitization markets; and (v) amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards and prepayment considerations. On July 21, 2011, the CFPB obtained enforcement authority pursuant to the Dodd-Frank Act and began official operations. On October 13, 2011, the CFPB issued guidelines governing how it supervises mortgage transactions, which involves sending examiners to banks and other institutions that service mortgages to assess whether consumers’ interests are protected. On January 11, 2012, the CFPB issued guidelines governing examination procedures for bank and non-bank mortgage originators. The exact scope and applicability of many of these requirements to us are currently unknown as the regulations to implement the Dodd-Frank Act generally have not yet been finalized. These provisions of the Dodd-Frank Act and actions by the CFPB could increase our regulatory compliance burden and associated costs and place restrictions on certain originations and servicing operations, all of which could in turn adversely affect our business, financial condition and results of operations.

The enforcement consent orders by, agreements with, and settlements of, certain federal and state agencies against the largest mortgage servicers related to foreclosure practices could impose additional compliance costs on our servicing business, which could materially and adversely affect our financial condition and results of operations.

On April 13, 2011, the federal agencies overseeing certain aspects of the mortgage market, the OCC, the Federal Reserve and the FDIC, entered into enforcement consent orders with 14 of the largest mortgage servicers in the United States regarding foreclosure practices. The enforcement consent orders require the servicers, among other things to: (i) promptly correct deficiencies in residential mortgage loan servicing and foreclosure practices; (ii) make significant modifications in practices for residential mortgage loan servicing and foreclosure processing, including communications with borrowers and limitations on dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (iii) ensure that foreclosures are not pursued once a mortgage has been approved for modification and establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; and (iv) establish robust oversight and controls pertaining to their third party vendors, including outside legal counsel, that provide default management or foreclosure services. While these enforcement consent orders are considered not to be preemptive of the state actions, it is currently unclear how state actions and proceedings will be affected by the federal consents.

On February 9, 2012, federal and state agencies announced a $25 billion settlement with five large banks that resulted from investigations of foreclosure practices. As part of the settlement, the banks have agreed to comply with various servicing standards relating to foreclosure and bankruptcy proceedings, documentation of borrowers’ account balances, chain of title, and evaluation of borrowers for loan modifications and short sales as well as servicing fees and the use of force-placed insurance. The settlement also provides for certain financial relief to homeowners.

Although we are not a party to the above enforcement consent orders and settlements, we could become subject to the terms of the consent orders and settlements if (i) we subservice loans for the mortgage servicers that are parties to the enforcement consent orders and settlements; (ii) the agencies begin to enforce the consent orders and settlements by looking downstream to our arrangement with certain mortgage servicers; (iii) the mortgage servicers for which we subservice loans request that we comply with certain aspects of the consent orders and settlements, or (iv) we otherwise find it prudent to comply with certain aspects of the consent orders and settlements. In addition, the practices set forth in such consent orders and settlements may be adopted by the industry as a whole, forcing us to comply with them in order to follow standard industry practices, or may become required by our servicing agreements. While we have made and continue to make changes to our operating policies and procedures in light of the consent orders and settlements, further changes could be required and changes to our servicing practices will increase compliance costs for our servicing business, which could materially and adversely affect our financial condition or results of operations.

On September 1, 2011 and November 10, 2011, the New York State Department of Financial Services entered into agreements regarding mortgage servicing practices with seven financial institutions. The additional requirements provided for in these agreements will increase operational complexity and the cost of servicing loans in New York. Other servicers, including us, could be required to enter into similar agreements. In addition, other states may also require mortgage servicers to enter into similar agreements. These additional costs could also materially and adversely affect our financial condition and results of operations.

Legal proceedings, state or federal governmental examinations or enforcement actions and related costs could have a material adverse effect on our liquidity, financial position and results of operations.

We are routinely and currently involved in legal proceedings concerning matters that arise in the ordinary course of our business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. An adverse result in governmental investigations or examinations or private lawsuits, including purported class action lawsuits, may adversely affect our financial results. In addition, a number of participants in our industry, including us, have been the subject of purported class action lawsuits and regulatory actions by state regulators, and other industry participants have been the subject of actions by state Attorneys General. Although we believe we have meritorious legal and factual defenses to the lawsuits in which we are currently involved, the ultimate outcomes with respect to these matters remain uncertain. Litigation and other proceedings may require that we pay settlement costs, legal fees, damages, penalties or other charges, any or all of which could adversely affect our financial results. In particular, ongoing and other legal proceedings brought under state consumer protection statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities and that could have a material adverse effect on our liquidity, financial position and results of operations.

Governmental investigations, both state and federal, can be either formal or informal. The costs of responding to the investigations can be substantial. In addition, government-mandated changes to servicing practices could lead to higher costs and additional administrative burdens, in particular regarding record retention and informational obligations.

The continued deterioration of the residential mortgage market may adversely affect our business, financial condition and results of operations.

Since mid-2007, adverse economic conditions, including high unemployment, have impacted the residential mortgage market, resulting in unprecedented delinquency, default and foreclosure rates, all of which have led to increased loss severities on all types of residential mortgage loans due to sharp declines in residential real estate values. Falling home prices have resulted in higher loan-to-value ratios (“LTVs”), lower recoveries in foreclosure and an increase in loss severities above those that would have been realized had property values remained the same or continued to increase. As LTVs increase, borrowers are left with equity in their homes that is not sufficient to permit them to refinance their existing loans. This may also provide borrowers an incentive to default on their mortgage loan even if they have the ability to make principal and interest payments, which we refer to as strategic defaults. Increased mortgage defaults negatively impact our

Servicing Segment because they increase the costs to service the underlying loans and may ultimately reduce the number of mortgages we service.

Adverse economic conditions may also impact our Originations Segment. Declining home prices and increasing LTVs may preclude many potential borrowers, including borrowers whose existing loans we service, from refinancing their existing loans. An increase in prevailing interest rates could decrease our originations volume through our Consumer Direct Retail originations channel, our largest originations channel by volume from December 31, 2006 to December 31, 2011, because this channel focuses predominantly on refinancing existing mortgage loans.

A continued deterioration or a delay in any recovery in the residential mortgage market may reduce the number of mortgages we service or new mortgages we originate, reduce the profitability of mortgages currently serviced by us, adversely affect our ability to sell mortgage loans originated by us or increase delinquency rates. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We may experience serious financial difficulties as some mortgage servicers and originators have experienced, which could adversely affect our business, financial condition and results of operations.

Since late 2006, a number of mortgage servicers and originators of residential mortgage loans have experienced serious financial difficulties and, in some cases, have gone out of business. These difficulties have resulted, in part, from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions requiring repurchase in the event of early payment defaults or breaches of representations and warranties regarding loan quality and certain other loan characteristics. Higher delinquencies and defaults may contribute to these difficulties by reducing the value of mortgage loan portfolios and requiring originators to sell their portfolios at greater discounts to par. In addition, the cost of servicing an increasingly delinquent mortgage loan portfolio may rise without a corresponding increase in servicing compensation. The value of many residual interests retained by sellers of mortgage loans in the securitization market has also been declining. Overall originations volumes are down significantly in the current economic environment. According to Inside Mortgage Finance, total U.S. residential mortgage originations volume decreased from $3.0 trillion in 2006 to $1.4 trillion in 2011. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We service reverse mortgages, which subjects us to additional risks and could have a material adverse effect on our business, liquidity, financial condition and results of operations.

In December 2011, we signed an agreement to purchase the servicing rights to certain reverse mortgages (the “Reverse Mortgage Acquisition”) from Bank of America, N.A. (“BANA”), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering. The reverse mortgage business is subject to substantial risks, including market, credit, interest rate, liquidity, operational and legal risks. A reverse mortgage is a loan available to seniors aged 62 or older that allows homeowners to borrow money against the value of their home. No repayment of the mortgage is required until the borrower dies or the home is sold. A deterioration of the market for reverse mortgages may reduce the number of reverse mortgages we service, reduce the profitability of reverse mortgages currently serviced by us and adversely affect our ability to sell reverse mortgages in the market. Although foreclosures involving reverse mortgages generally occur less frequently than forward mortgages, loan defaults on reverse mortgages leading to foreclosures may occur if borrowers fail to meet maintenance obligations, such as payment of taxes or home insurance premiums. An increase in foreclosure rates may increase our cost of servicing. As a reverse mortgage servicer, we will also be responsible for funding any payments due to borrowers in a timely manner, remitting to investors interest accrued, and paying for interest shortfalls. Advances on reverse mortgages are typically greater than advances on forward residential mortgages. They are typically recovered upon weekly or monthly reimbursement or from sale in the market. In the event we receive requests for advances in excess of amounts we are able to fund, we may not be able to fund these advance requests, which could materially and adversely affect our liquidity. Finally, we are subject to negative headline risk in the event that loan defaults on reverse mortgages lead to foreclosures or even evictions of elderly homeowners. All of the above factors could have a material adverse effect on our business, liquidity, financial condition and results of operations.

Borrowers with adjustable rate mortgage loans are especially exposed to increases in monthly payments and they may not be able to refinance their loans, which could cause delinquency, default and foreclosure and therefore adversely affect our business.

Borrowers with adjustable rate mortgage loans are exposed to increased monthly payments when the related mortgage loan’s interest rate adjusts upward from an initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. Borrowers with adjustable rate mortgage loans seeking to refinance their mortgage loans to avoid increased monthly payments as a result of an upwards adjustment of the mortgage loan’s interest rate may no longer be able to find available replacement loans at comparably low interest rates. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may cause delinquency, default and foreclosure. Increased mortgage defaults and foreclosures may adversely affect our business as they reduce the number of mortgages we service.

We principally service higher risk loans, which exposes us to a number of different risks.

A significant percentage of the mortgage loans we service are higher risk loans, meaning that the loans are to less creditworthy borrowers or for properties the value of which has decreased. These loans are more expensive to service because they require more frequent interaction with customers and greater monitoring and oversight. As a result, these loans tend to have higher delinquency and default rates, which can have a significant impact on our revenues, expenses and the valuation of our MSRs. It may also be more difficult for us to recover advances we are required to make with respect to higher risk loans. In connection with the ongoing mortgage market reform and regulatory developments, servicers of higher risk loans may be subject to increased scrutiny by state and federal regulators or may experience higher compliance costs, which could result in higher servicing costs. We may not be able to pass along any incremental costs we incur to our servicing clients. All of the foregoing factors could therefore adversely affect our business, financial condition and results of operations.

A significant change in delinquencies for the loans we service could adversely affect our business, financial condition and results of operations.

Delinquency rates have a significant impact on our revenues, our expenses and on the valuation of our MSRs as follows:

•	Revenue. An increase in delinquencies will result in lower revenue for loans we service for GSEs because we only collect servicing fees from GSEs for performing loans. Additionally, while increased delinquencies generate higher ancillary fees, including late fees, these fees are not likely to be recoverable in the event that the related loan is liquidated. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts.

•	Expenses. An increase in delinquencies will result in a higher cost to service due to the increased time and effort required to collect payments from delinquent borrowers. It may also result in an increase in interest expense as a result of an increase in our advancing obligations.

•	Liquidity. An increase in delinquencies could also negatively impact our liquidity because of an increase in borrowing under our advance facilities.

•	Valuation of MSRs. We base the price we pay for MSRs on, among other things, our projections of the cash flows from the related pool of mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies were significantly greater than expected, the estimated fair value of our MSRs could be diminished. If the estimated fair value of MSRs is reduced, we could suffer a loss, which has a negative impact on our financial results.

A further increase in delinquency rates could therefore adversely affect our business, financial condition and results of operations.

Decreasing property values have caused an increase in LTVs, resulting in borrowers having little or negative equity in their property, which may reduce new loan originations and provide incentive to borrowers to strategically default on their loans.

According to CoreLogic, the percentage of borrowers who owe more on a related mortgage loan than the property is worth, or have negative equity in their property, reached approximately 23% in December 2011. We believe that borrowers with negative equity in their properties are more likely to strategically default on mortgage loans, which could materially affect our business. Also, with the exception of loans modified under the Making Home Affordable plan (“MHA”), we are unable to refinance loans with high LTVs. Increased LTVs could reduce our ability to originate loans for borrowers with low or negative equity and could adversely affect our business, financial condition and results of operations.

The industry in which we operate is highly competitive and our inability to compete successfully could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. In the servicing industry, we face competition in areas such as fees and performance in reducing delinquencies and entering successful modifications. Competition to service mortgage loans comes primarily from large commercial banks and savings institutions. These financial institutions generally have significantly greater resources and access to capital than we do, which gives them the benefit of a lower cost of funds. Additionally, our servicing competitors may decide to modify their servicing model to compete more directly with our servicing model, or our servicing model may generate lower margins as a result of competition or as overall economic conditions improve.

In the mortgage loan originations industry, we face competition in such areas as mortgage loan offerings, rates, fees and customer service. Competition to originate mortgage loans comes primarily from large commercial banks and savings institutions. These financial institutions generally have significantly greater resources and access to capital than we do, which gives them the benefit of a lower cost of funds.

In addition, technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services. This has intensified competition among banks and non-banks in offering mortgage loans and loan servicing. We may be unable to compete successfully in our industries and this could adversely affect our business, financial condition and results of operations.

We may not be able to maintain or grow our business if we cannot identify and acquire MSRs or enter into additional subservicing agreements on favorable terms.

Our servicing portfolio is subject to “run off,” meaning that mortgage loans serviced by us may be prepaid prior to maturity, refinanced with a mortgage not serviced by us or liquidated through foreclosure, deed-in-lieu of foreclosure or other liquidation process or repaid through standard amortization of principal. As a result, our ability to maintain the size of our servicing portfolio depends on our ability to originate additional mortgages or to acquire the right to service additional pools of residential mortgages. We may not be able to acquire MSRs or enter into additional subservicing agreements on terms favorable to us or at all, which could adversely affect our business, financial condition and results of operations. In determining the purchase price for MSRs and subservicing agreements, management makes certain assumptions, many of which are beyond our control, including, among other things:

•	the rates of prepayment and repayment within the underlying pools of mortgage loans;

•	projected rates of delinquencies, defaults and liquidations;

•	future interest rates;

•	our cost to service the loans;

•	ancillary fee income; and

•	amounts of future servicing advances.

We may not be able to recover our significant investments in personnel and our technology platform if we cannot identify and acquire MSRs or enter into additional subservicing agreements on favorable terms, which could adversely affect our business, financial condition and results of operations.

We have made, and expect to continue to make, significant investments in personnel and our technology platform to allow us to service additional loans. In particular, prior to acquiring a large portfolio of MSRs or entering into a large subservicing contract, we invest significant resources in recruiting, training, technology and systems. We may not realize the expected benefits of these investments to the extent we are unable to increase the pool of residential mortgages serviced, we are delayed in obtaining the right to service such loans or we do not appropriately value the MSRs that we do purchase or the subservicing agreements we enter into. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We may not realize all of the anticipated benefits of potential future acquisitions, which could adversely affect our business, financial condition and results of operations.

Our ability to realize the anticipated benefits of potential future acquisitions of servicing portfolios, originations platforms or companies will depend, in part, on our ability to scale-up to appropriately service any such assets, and integrate the businesses of such acquired companies with our business. The process of acquiring assets or companies may disrupt our business and may not result in the full benefits expected. The risks associated with acquisitions include, among others:

•	uncoordinated market functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	not retaining key employees; and

•	the diversion of management’s attention from ongoing business concerns.

Moreover, the success of any acquisition will depend upon our ability to effectively integrate the acquired servicing portfolios, originations platforms or businesses. The acquired servicing portfolios, originations platforms or businesses may not contribute to our revenues or earnings to any material extent, and cost savings and synergies we expect at the time of an acquisition may not be realized once the acquisition has been completed. If we inappropriately value the assets we acquire or the value of the assets we acquire declines after we acquire them, the resulting charges may negatively affect the carrying value of the assets on our balance sheet and our earnings. See “—We use financial models and estimates in determining the fair value of certain assets, such as MSRs and investments in debt securities. If our estimates or assumptions prove to be incorrect, we may be required to record impairment charges, which could adversely affect our earnings.” Furthermore, if we incur additional indebtedness to finance an acquisition, the acquired business may not be able to generate sufficient cash flow to service that additional indebtedness. Unsuitable or unsuccessful acquisitions could adversely affect our business, financial condition and results of operations.

We may be unable to obtain sufficient capital to meet the financing requirements of our business.

Our financing strategy includes the use of significant leverage. Accordingly, our ability to finance our operations and repay maturing obligations rests in large part on our ability to borrow money. We are generally required to renew our financing arrangements each year, which exposes us to refinancing and interest rate risks. See “Note 12 to Consolidated Financial Statements—Indebtedness.” Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors including:

•	limitations imposed on us under the indenture governing our senior notes and other financing agreements that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;

•	the decrease in liquidity in the credit markets;

•	prevailing interest rates;

•	the strength of the lenders from which we borrow;

•	limitations on borrowings on advance facilities imposed by the amount of eligible collateral pledged, which may be less than the borrowing capacity of the advance facility; and

•	accounting changes that may impact calculations of covenants in our debt agreements.

In the ordinary course of our business, we periodically borrow money or sell newly-originated loans to fund our servicing and originations operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our ability to fund current operations and meet our service advance obligations depends on our ability to secure these types of financings on acceptable terms and to renew or replace existing financings as they expire. Such financings may not be available with the GSEs or other counterparties on acceptable terms or at all.

An event of default, a negative ratings action by a rating agency, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit—similar to the market conditions that we have experienced during the last three years—may increase our cost of funds and make it difficult for us to renew existing credit facilities or obtain new lines of credit. We intend to continue to seek opportunities to acquire loan servicing portfolios and/or businesses that engage in loan servicing and/or loan originations. Our liquidity and capital resources may be diminished by any such transactions. Additionally, we believe that a significant acquisition may require us to raise additional capital to facilitate such a transaction, which may not be available on acceptable terms or at all.

In June 2011, the Basel Committee on Banking Supervision of the Bank of International Settlements announced the final framework for strengthening capital requirements, known as Basel III, which if implemented by U.S. bank regulatory agencies, will increase the cost of funding on banking institutions that we rely on for financing. Such Basel III requirements on banking institutions could reduce our sources of funding and increase the costs of originating and servicing mortgage loans. If we are unable to obtain sufficient capital on acceptable terms for any of the foregoing reasons, this could adversely affect our business, financial condition and results of operations.

We may not be able to continue to grow our loan originations volume, which could adversely affect our business, financial condition and results of operations.

Our loan originations business consists primarily of refinancing existing loans. While we intend to use sales lead aggregators and Internet marketing to reach new borrowers, our Consumer Direct Retail originations platform may not succeed because of the referral-driven nature of our industry. Further, our largest customer base consists of borrowers whose existing loans we service. Because we primarily service credit-sensitive loans, many of our existing servicing customers may not be able to qualify for conventional mortgage loans with us or may pose a higher credit risk than other consumers. Furthermore, our Consumer Direct Retail originations platform focuses predominantly on refinancing existing mortgage loans. This type of originations activity is sensitive to increases in interest rates.

Our loan originations business also consists of providing purchase money loans to homebuyers. The origination of purchase money mortgage loans is greatly influenced by traditional business clients in the home buying process such as realtors and builders. As a result, our ability to secure relationships with such traditional business clients will influence our ability to grow our purchase money mortgage loan volume and, thus, our loan originations business.

Our wholesale originations business operates largely through third party mortgage brokers who are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks. If we are unable to continue to grow our loan originations business, this could adversely affect our business, financial condition and results of operations.

Our counterparties may terminate our servicing rights and subservicing contracts, which could adversely affect our business, financial condition and results of operations.

The owners of the loans we service and the primary servicers of the loans we subservice, may, under certain circumstances, terminate our MSRs or subservicing contracts, respectively.

As is standard in the industry, under the terms of our master servicing agreement with GSEs, GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with GSEs. See “—Because we are required to follow the guidelines of the GSEs with which we do business and are not able to negotiate our fees with these entities for the purchase of our loans, our competitors may be able to sell their loans on more favorable terms.” Some GSEs may also have the right to require us to assign the MSRs to a subsidiary and sell our equity interest in the subsidiary to a third party. Under our subservicing contracts, the primary servicers for which we conduct subservicing activities have the right to terminate our subservicing rights with or without cause, with little notice and little to no compensation. We expect to continue to acquire subservicing rights, which could exacerbate these risks.

If we were to have our servicing or subservicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business, financial condition and results of operations.

Federal, state and local laws and regulations could materially adversely affect our business, financial condition and results of operations.

Federal, state and local governments have recently proposed or enacted numerous laws, regulations and rules related to mortgage loans generally and foreclosure actions in particular. These laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt and increased servicing advances. In some cases, local governments have ordered moratoriums on foreclosure activity, which prevent a servicer or trustee, as applicable, from exercising any remedies they might have in respect of liquidating a severely delinquent mortgage loan. Several courts also have taken unprecedented steps to slow the foreclosure process or prevent foreclosure altogether.

In addition, the Federal Housing Finance Agency (the “FHFA”) recently proposed changes to mortgage servicing compensation structures, including cutting servicing fees and channeling funds toward reserve accounts for delinquent loans.

Due to the highly regulated nature of the residential mortgage industry, we are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our servicing and originations business and the fees we may charge. These regulations directly impact our business and require constant compliance, monitoring and internal and external audits. A material failure to comply with any of these laws or regulations could subject us to lawsuits or governmental actions, which could materially adversely affect our business, financial condition and results of operations.

In addition, there continue to be changes in legislation and licensing in an effort to simplify the consumer mortgage experience, which require technology changes and additional implementation costs for loan originators. We expect legislative changes will continue in the foreseeable future, which may increase our operating expenses.

Any of these changes in the law could adversely affect our business, financial condition and results of operations.

Unlike competitors that are banks, we are subject to state licensing and operational requirements that result in substantial compliance costs.

Because we are not a depository institution, we do not benefit from a federal exemption to state mortgage banking, loan servicing or debt collection licensing and regulatory requirements. We must comply with state licensing requirements and varying compliance requirements in all fifty states and the District of Columbia, and we are sensitive to regulatory changes that may increase our costs through stricter licensing laws, disclosure laws or increased fees or that may impose conditions to licensing that we or our personnel are unable to meet. In addition, we are subject to periodic examinations by state regulators, which can result in refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by state regulators due to compliance errors. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary fees, including late fees, that we may charge to borrowers. This could make our business cost-prohibitive in the affected state or states and could materially affect our business.

Federal and state legislative and agency initiatives in mortgage-backed securities (“MBS”) and securitization may adversely affect our financial condition and results of operations.

There are federal and state legislative and agency initiatives that could, once fully implemented, adversely affect our business. For instance, the risk retention requirement under the Dodd-Frank Act requires securitizers to retain a minimum beneficial interest in MBS they sell through a securitization, absent certain qualified residential mortgage (“QRM”) exemptions. Once implemented, the risk retention requirement may result in higher costs of certain originations operations and impose on us additional compliance requirements to meet servicing and originations criteria for QRMs. Additionally, the amendments to Regulation AB relating to the registration statement required to be filed by ABS issuers recently adopted by the SEC pursuant to the Dodd-Frank Act would increase compliance costs for ABS issuers, which could in turn increase our cost of funding and operations. Lastly, certain proposed federal legislation would permit borrowers in bankruptcy to restructure mortgage loans secured by primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the principal balance of a mortgage loan that is secured by a lien on mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan. Any of the foregoing could materially affect our financial condition and results of operations.

Our business would be adversely affected if we lose our licenses.

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to mortgage servicing companies and mortgage originations companies such as us. These rules and regulations generally provide for licensing as a mortgage servicing company, mortgage originations company or third party debt default specialist, requirements as to the form and content of contracts and other documentation, licensing of our employees and employee hiring background checks, licensing of independent contractors with which we contract, restrictions on collection practices, disclosure and record-keeping requirements and enforcement of borrowers’ rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate require special licensing or provide extensive regulation of our business.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local regulations. We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material adverse effect on our operations. The states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could adversely affect our business, financial condition and results of operations.

We may be required to indemnify or repurchase loans we originated, or will originate, if our loans fail to meet certain criteria or characteristics or under other circumstances.

The indentures governing our securitized pools of loans and our contracts with purchasers of our whole loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if:

•	our representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning the licensing of a mortgage broker;

•	we fail to secure adequate mortgage insurance within a certain period after closing;

•	a mortgage insurance provider denies coverage; or

•	we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment.

We believe that, as a result of the current market environment, many purchasers of residential mortgage loans are particularly aware of the conditions under which originators must indemnify or repurchase loans and would benefit from enforcing any repurchase remedies they may have. We believe that our exposure to repurchases under our representations and warranties includes the current unpaid balance of all loans we have sold. In the years ended December 31, 2008, 2009, 2010 and 2011, we sold an aggregate of $7.4 billion of loans. To recognize the potential loan repurchase or indemnification losses, we have recorded a reserve of $10.0 million as of December 31, 2011. Because of the increase in our loan originations since 2008, we expect that repurchase requests are likely to increase. Should home values continue to decrease, our realized loan losses from loan repurchases and indemnifications may increase as well. As such, our reserve for repurchases may increase beyond our current expectations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Items on Consolidated Balance Sheet—Liabilities and Members’ Equity.” If we are required to indemnify or repurchase loans that we originate and sell or securitize that result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

We may incur increased litigation costs and related losses if a borrower challenges the validity of a foreclosure action or if a court overturns a foreclosure, which could adversely affect our liquidity, business, financial condition and results of operations.

We may incur costs if we are required to, or if we elect to, execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to a title insurer or the purchaser of the property sold in foreclosure. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. A significant increase in litigation costs could adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition and results of operations.

Because we are required to follow the guidelines of the GSEs with which we do business and are not able to negotiate our fees with these entities for the purchase of our loans, our competitors may be able to sell their loans to GSEs on more favorable terms.

Even though we currently originate conventional agency and government conforming loans, because we previously originated non-prime mortgage loans, we believe we are required to pay a higher fee to access the secondary market for selling our loans to GSEs. We believe that because many of our competitors have always originated conventional loans, they are able to sell newly originated loans on more favorable terms than us. As a result, these competitors are able to earn higher margins than we earn on originated loans, which could materially impact our business.

In our transactions with the GSEs, we are required to follow specific guidelines that impact the way we service and originate mortgage loans including:

•	our staffing levels and other servicing practices;

•	the servicing and ancillary fees that we may charge;

•	our modification standards and procedures; and

•	the amount of non-reimbursable advances.

In particular, the FHFA has directed GSEs to align their guidelines for servicing delinquent mortgages they own or guarantee, which can result in monetary incentives for servicers that perform well and penalties for those that do not. In addition, FHFA has directed Fannie Mae to assess compensatory fees against servicers in connection with delinquent loans, foreclosure delays, and other breaches of servicing obligations.

We cannot negotiate these terms with the GSEs and they are subject to change at any time. A significant change in these guidelines that has the effect of decreasing our fees or requires us to expend additional resources in providing mortgage services could decrease our revenues or increase our costs, which could adversely affect our business, financial condition and results of operations.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances, which could adversely affect our liquidity, business, financial condition and results of operations.

During any period in which a borrower is not making payments, we are required under most of our servicing agreements to advance our own funds to meet contractual principal and interest remittance requirements for investors, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties on behalf of investors. As home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances and, in certain situations, our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a mortgage loan serviced by us defaults or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or a liquidation occurs. As a reverse mortgage servicer, we will also be responsible for funding any payments due to borrowers in a timely manner, remitting to investors interest accrued and paying for interest shortfalls. Advances on reverse mortgages are typically greater than advances on forward residential mortgages. They are typically recovered upon weekly or monthly reimbursement or from sale in the market. In the event we receive requests for advances in excess of amounts we are able to fund, we may not be able to fund these advance requests, which could materially and adversely affect our liquidity. A delay in our ability to collect an advance may adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition and results of operations.

Changes to government mortgage modification programs could adversely affect future incremental revenues.

Under HAMP and similar government programs, a participating servicer may be entitled to receive financial incentives in connection with any modification plans it enters into with eligible borrowers and subsequent success fees to the extent that a borrower remains current in any agreed upon loan modification. While we participate in and dedicate numerous resources to HAMP, we may not continue to participate in or realize future revenues from HAMP or any other government mortgage modification program. Changes in legislation or regulation regarding HAMP that result in the modification of outstanding mortgage loans and changes in the requirements necessary to qualify for refinancing mortgage loans may impact the extent to which we participate in and receive financial benefits from such programs, or may increase the expense of our participation in such programs. Changes in government loan modification programs could also result in an increase to our costs.

HAMP is currently scheduled to expire on December 31, 2013. If HAMP is not extended, this could decrease our revenues, which would adversely affect our business, financial condition and results of operations.

Under the MHA, a participating servicer may receive a financial incentive to modify qualifying loans, in accordance with the plan’s guidelines and requirements. The MHA also allows us to refinance loans with a high LTV of up to 125%. This allows us to refinance loans to existing borrowers who have little or negative equity in their homes. Changes in legislation or regulations regarding the MHA could reduce our volume of refinancing originations to borrowers with little or negative equity in their homes. Changes to HAMP, the MHA and other similar programs could adversely affect future incremental revenues.

We are highly dependent upon programs administered by GSEs such as Fannie Mae and Freddie Mac to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our business, liquidity, financial position and results of operations.

In February 2011, the Obama Administration delivered a report to Congress regarding a proposal to reform the housing finance markets in the United States. The report, among other things, outlined various potential proposals to wind down the GSEs and reduce or eliminate over time the role of the GSEs in guaranteeing mortgages and providing funding for mortgage loans, as well as proposals to implement reforms relating to borrowers, lenders and investors in the mortgage market, including reducing the maximum size of loans that the GSEs can guarantee, phasing in a minimum down payment requirement for borrowers, improving underwriting standards and increasing accountability and transparency in the securitization process.

Our ability to generate revenues through mortgage loan sales to institutional investors depends to a significant degree on programs administered by the GSEs, such as Fannie Mae and Freddie Mac, a government agency, Ginnie Mae, and others that facilitate the issuance of MBS in the secondary market. These GSEs play a critical role in the residential mortgage industry and we have significant business relationships with many of them. Almost all of the conforming loans we originate qualify under existing standards for inclusion in guaranteed mortgage securities backed by GSEs. We also derive other material financial benefits from these relationships, including the assumption of credit risk by these GSEs on loans included in such mortgage securities in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures.

Any discontinuation of, or significant reduction in, the operation of these GSEs or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these GSEs could materially and adversely affect our business, liquidity, financial position and results of operations.

The conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, could adversely affect our business and prospects.

Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities held in their investment portfolios, and on which they provide guarantees without the direct support of the U.S. federal government, on July 30, 2008, the U.S. government passed the Housing and Economic Recovery Act of 2008. On September 7, 2008, the FHFA, placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and MBS. As the conservator of Fannie Mae and Freddie Mac, the FHFA controls and directs the operations of Fannie Mae and Freddie Mac and may (i) take over the assets and operations of Fannie Mae and Freddie Mac with all the powers of the shareholders, the directors and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (ii) collect all obligations and money due to Fannie Mae and Freddie Mac; (iii) perform all functions of Fannie Mae and Freddie Mac which are consistent with the conservator’s appointment; (iv) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (v) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

In addition to the FHFA becoming the conservator of Fannie Mae and Freddie Mac, the U.S. Treasury and the FHFA have entered into preferred stock purchase agreements among the U.S. Treasury, Fannie Mae and Freddie Mac pursuant to which the U.S. Treasury will ensure that each of Fannie Mae and Freddie Mac maintains a positive net worth.

Although the U.S. Treasury has committed capital to Fannie Mae and Freddie Mac, these actions may not be adequate for their needs. If these actions are inadequate, Fannie Mae and Freddie Mac could continue to suffer losses and could fail to honor their guarantees and other obligations. The future roles of Fannie Mae and

Freddie Mac could be significantly reduced and the nature of their guarantees could be considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitute agency and government conforming MBS and could have broad adverse market implications. Such market implications could adversely affect our business and prospects.

The geographic concentration of our servicing portfolio may result in a higher rate of delinquencies, which could adversely affect our business, financial condition and results of operations.

As of December 31, 2011, approximately 9%, 14% and 14% of the aggregate outstanding loan balance in our servicing portfolio was secured by properties located in California, Florida and Texas, respectively. Some of these states have experienced severe declines in property values and are experiencing a disproportionately high rate of delinquencies and foreclosures relative to other states. To the extent these states continue to experience weaker economic conditions or greater rates of decline in real estate values than the United States generally, the concentration of loans we service in those regions may increase the effect of the risks listed in this “Risk Factors” section. The impact of property value declines may increase in magnitude and it may continue for a long period of time. Additionally, if states in which we have greater concentrations of business were to change their licensing or other regulatory requirements to make our business cost-prohibitive, we may be required to stop doing business in those states or may be subject to higher cost of doing business in those states, which could adversely affect our business, financial condition and results of operations.

We use financial models and estimates in determining the fair value of certain assets, such as MSRs and investments in debt securities. If our estimates or assumptions prove to be incorrect, we may be required to record impairment charges, which could adversely affect our earnings.

We use internal financial models that utilize, wherever possible, market participant data to value certain of our assets, including our MSRs, newly originated loans held for sale and investments in debt securities for purposes of financial reporting. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. If loan loss levels are higher than anticipated, due to an increase in delinquencies or prepayment speeds, or financial market illiquidity continues beyond our estimate, the value of certain of our assets may decrease. We may be required to record impairment charges, which could impact our ability to satisfy minimum net worth covenants of $175.0 million and borrowing conditions in our debt agreements and adversely affect our business, financial condition or results of operations. Errors in our financial models or changes in assumptions could adversely affect our earnings. See “—We may not realize all of the anticipated benefits of potential future acquisitions, which could adversely affect our business, financial condition and results of operations.”

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. The following are the material risks we face related to changes in prevailing interest rates:

•	an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

•	an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a loan may be more difficult for consumers;

•	an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

•	a decrease in prevailing interest rates may require us to record a decrease in the value of our MSRs; and

•	a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

From time to time, we have used various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. The derivative financial instruments that we select may not have the effect of reducing our interest rate risks. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies, improperly executed and documented transactions or inaccurate assumptions could actually increase our risks and losses. In addition, hedging strategies involve transaction and other costs. Our hedging strategies and the derivatives that we use may not be able to adequately offset the risks of interest rate volatility and our hedging transactions may result in or magnify losses. Furthermore, interest rate derivatives may not be available on favorable terms or at all, particularly during economic downturns. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

A downgrade in our servicer ratings could have an adverse effect on our business, financial condition and results of operations.

Standard & Poor’s and Fitch rate us as a residential loan servicer. Our current favorable ratings from the rating agencies are important to the conduct of our loan servicing business. These ratings may be downgraded in the future. Any such downgrade could adversely affect our business, financial condition and results of operations.

We depend on the accuracy and completeness of information about borrowers and counterparties and any misrepresented information could adversely affect our business, financial condition and results of operations.

In deciding whether to extend credit or to enter into other transactions with borrowers and counterparties, we may rely on information furnished to us by or on behalf of borrowers and counterparties, including financial statements and other financial information. We also may rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. We additionally rely on representations from public officials concerning the licensing and good standing of the third party mortgage brokers through which we do business. While we have a practice of independently verifying the borrower information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, if any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We have controls and processes designed to help us identify misrepresented information in our loan originations operations. We, however, may not have detected or may not detect all misrepresented information in our loan originations or from our business clients. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

Technology failures could damage our business operations and increase our costs, which could adversely affect our business, financial condition and results of operations.

The financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events may interrupt or delay our ability to provide services to our borrowers. Security breaches, acts of vandalism and developments in computer capabilities could result in a compromise or breach of the technology that we use to protect our borrowers’ personal information and transaction data. Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including third parties such as persons involved with organized crime or associated with external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. These risks may increase in the future as we continue to increase our reliance on the internet and use of web-based product offerings and on the use of cybersecurity.

A successful penetration or circumvention of the security of our systems or a defect in the integrity of our systems or cybersecurity could cause serious negative consequences for our business, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or operating systems and to those of our customers and counterparties. Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

Our mortgage loan originations business is currently dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The originations process is becoming more dependent upon technological advancement, such as our continued ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other borrower-expected conveniences. Maintaining and improving this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive and any failure to do so could adversely affect our business, financial condition and results of operations.

Any failure of our internal security measures or breach of our privacy protections could cause harm to our reputation and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

In the ordinary course of our business, we receive and store certain confidential information concerning borrowers. Additionally, we enter into third party relationships to assist with various aspects of our business, some of which require the exchange of confidential borrower information. If a third party were to compromise or breach our security measures or those of the vendors, through electronic, physical or other means, and misappropriate such information, it could cause interruptions in our operations and expose us to significant liabilities, reporting obligations, remediation costs and damage to our reputation. Any of the foregoing risks could adversely affect our business, financial condition and results of operations. See also “—Technology failures could damage our business operations and increase our costs, which could adversely affect our business, financial condition and results of operations.”

Our vendor relationships subject us to a variety of risks.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our servicing and originations businesses. With respect to vendors engaged to perform activities required by servicing criteria, we have elected to take responsibility for assessing compliance with the applicable servicing criteria for the applicable vendor and are required to have procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with servicing criteria applicable to the vendor. In the event that a vendor’s activities do not comply with the servicing criteria, it could negatively impact our servicing agreements. In addition, if our current vendors were to stop providing services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition and results of operations.

The loss of the services of our senior managers could adversely affect our business.

The experience of our senior managers is a valuable asset to us. Our management team has significant experience in the residential mortgage originations and servicing industry. We do not maintain key life insurance policies relating to our senior managers. The loss of the services of our senior managers could adversely affect our business.

Our business could suffer if we fail to attract and retain a highly skilled workforce.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, in particular skilled managers, loan servicers, debt default specialists, loan officers and underwriters. Trained and experienced personnel are in high demand and may be in short supply in some areas. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. We may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate our businesses and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us and this could materially affect our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers, trading counterparties and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers and communities, this risk will always be present in our organization.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, the Initial Stockholder, which is primarily owned by certain private equity funds managed by an affiliate of Fortress, will own approximately 80.8% of our outstanding common stock or 78.5% if the underwriters’ overallotment option is fully exercised. As a result, the Initial Stockholder will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Initial Stockholder may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, the Initial Stockholder may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholder” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

We are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we will be dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. The indenture governing our senior notes restricts our ability to pay cash dividends on our common stock. We may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. See “Dividend Policy.”

Certain provisions of the Stockholders Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of our Stockholders Agreement with our Initial Stockholder (the “Stockholders Agreement”), our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or the Initial Stockholder. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote (provided, however, that for so long as the Initial Stockholder and certain other affiliates of Fortress and permitted transferees (collectively, the “Fortress Stockholders”) beneficially own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

•	provisions in our amended and restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders (provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•	certain rights to the Fortress Stockholders with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint a majority of the members of our board of directors for so long as the Fortress Stockholders continue to beneficially own at least 40% of our issued and outstanding common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement”;

•	no provision in our amended and restated certificate of incorporation or amended and restated bylaws for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;

•	our amended and restated certificate of incorporation and our amended and restated bylaws only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, our stockholders may act without a meeting by written consent of a majority of our stockholders; and

•	under our amended and restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our Initial Stockholder, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

The Fortress Stockholders have other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the Fortress Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Fortress Stockholder pursues or acquires the corporate opportunity or if the Fortress Stockholder does not present the corporate opportunity to us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Although our common stock has been approved for listing on the NYSE, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock has been determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In particular, we intend to continue to seek opportunities to acquire loan servicing portfolios and/or businesses that engage in loan servicing and/or loan originations. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be 86,666,667 shares of common stock outstanding or 89,166,667 shares outstanding if the underwriters exercise their overallotment option in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of the offering, approximately 80.8% of our outstanding common stock (or 78.5% if the underwriters exercise their overallotment option in full) will be held by the Initial Stockholder and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Initial Stockholder (who will hold in the aggregate approximately 80.8% of our outstanding common stock immediately after the completion of this offering or 78.5% if the underwriters exercise their overallotment option in full) have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Underwriting—No Sales of Similar Securities.” Merrill Lynch, Pierce, Fenner & Smith Incorporated may waive these restrictions at its discretion.

Pursuant to the Stockholders Agreement, the Initial Stockholder and certain of its affiliates and permitted third party transferees have the right, in certain circumstances, to require us to register their approximately 70,000,000 shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their overallotment option in full, we will have an aggregate of 905,633,333 shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued in connection with our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value per share as of December 31, 2011 was approximately $4.02 and represents the amount of book value of our total tangible assets minus the book value of our total liabilities, after giving effect to the 70,000 for 1 stock split, divided by the number of our shares of common stock then issued and outstanding. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $8.28 in the net tangible book value per share, based upon the initial public offering price of $14.00 per share. Investors that purchase common stock in this offering will have purchased 19.2% of the shares issued and outstanding immediately after the offering, but will have paid 21.6% of the total consideration for those shares.

Conflicts of interest may exist with respect to certain underwriters of this offering.

BANA, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, is the lender under our $175 Million Warehouse Facility and Merrill Lynch, Pierce, Fenner & Smith Incorporated was an initial purchaser in connection with the offering in March 2010 of our senior notes.

In addition, in December 2011, we entered into the Reverse Mortgage Acquisition with BANA. BANA is obligated among other things, under certain circumstances and subject to various terms and conditions, to repurchase certain of the loans associated with the servicing rights that were sold to us and, for a limited time, to make certain advances, including principal advances, with respect to the underlying mortgage loans to the borrower, and we are obligated to reimburse BANA monthly for these advances for one year. Also, in September 2011, we purchased certain MSRs relating to residential mortgage loans with an aggregate UPB of approximately $10 billion as of December 31, 2011 from BANA for approximately $69.6 million.

Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering, is the lender under our 2010-ABS Advance Financing Facility. Wells Fargo Bank, N.A. also acts as Master Servicer under certain of our Servicing Agreements related to mortgage loans for which we act as servicer. Wells Fargo Bank, N.A. receives customary fees and commissions for these transactions.

Citibank, N.A., an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering, is the lender under our $100 Million Warehouse Facility. Citibank, N.A. receives customary fees and commissions for this transaction.

Barclays Bank plc, an affiliate of Barclays Capital Inc., one of the underwriters of this offering, is the lender under our 2011-Agency Advance Financing Facility and our $50 Million Warehouse Facility. Barclays Bank plc receives customary fees and commissions for these transactions.

Additionally, we intend to make further purchases of servicing rights from third parties in the future, which could include our underwriters or their affiliates, and it is possible that we may use a portion of the proceeds of this offering to fund such future acquisitions. In connection with such acquisitions, we may enter into additional borrowing arrangements, including with our underwriters or their affiliates. Therefore, conflicts of interest could exist because underwriters or their affiliates could receive proceeds from this offering in addition to the underwriting discounts and commissions described in this prospectus. See “Underwriting—Other Relationships.”

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

As a public company, we will incur additional costs and face increased demands on our management.

As a public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”), regulations of the SEC and requirements of the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and materially affect our business, financial condition and results of operations.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of our fiscal year ending December 31, 2013, and the outcome of that effort may adversely affect our business, financial condition and results of operations.

As a U.S.-listed public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by December 31, 2013. Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit as of the end of our fiscal year ended December 31, 2013, the effectiveness of those controls. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. The outcome of our review may adversely affect our business, financial condition and results of operations. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We would also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NYSE. Furthermore, if we discover a material weakness or our auditor does not provide an unqualified audit report, our share price could decline and our ability to raise capital could be impaired.

Risks Related to Taxation

Our ability to use net operating loss and any tax credit carryovers and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of the transactions contemplated by this offering.

Sections 382 and 383 of the Internal Revenue Code contain rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long-term tax exempt rate and the value of the company’s stock immediately before the ownership change. As a result of the Restructuring, we expect to assume the net operating losses of certain parent entities of our Initial Stockholder. However, our use of the $196 million of federal net operating losses that we expect to assume in the Restructuring will be subject to annual taxable income limitations. As a result, we may be unable to offset our taxable income with losses, or our tax liability with credits, before such losses and credits expire and therefore would incur larger federal income tax liability.

In addition, it is possible that the transactions described in this offering, either on a standalone basis or when combined with future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), will cause us to undergo one or more ownership changes. In that event, we generally would not be able to use our pre-change loss or credit carryovers or certain built-in losses prior to such ownership change to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383 and those attributes already subject to limitations (as a result of prior ownership changes) may be subject to more stringent limitations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, the Initial Stockholder, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	the delay in our foreclosure proceedings due to inquiries by certain state Attorneys General, court administrators and state and federal government agencies;

•	the impact of the ongoing implementation of the Dodd-Frank Act on our business activities and practices, costs of operations and overall results of operations;

•	the impact on our servicing practices of enforcement consent orders and agreements entered into by certain federal and state agencies against the largest mortgage servicers;

•	increased legal proceedings and related costs;

•	the continued deterioration of the residential mortgage market, increase in monthly payments on adjustable rate mortgage loans, adverse economic conditions, decrease in property values and increase in delinquencies and defaults;

•	the deterioration of the market for reverse mortgages and increase in foreclosure rates for reverse mortgages;

•	our ability to efficiently service higher risk loans;

•	our ability to mitigate the increased risks related to servicing reverse mortgages;

•	our ability to compete successfully in the mortgage loan servicing and mortgage loan originations industries;

•	our ability to maintain or grow the size of our servicing portfolio and realize our significant investments in personnel and our technology platform by successfully identifying attractive acquisition opportunities, including MSRs, subservicing contracts, servicing platforms and originations platforms;

•	our ability to scale-up appropriately and integrate our acquisitions to realize the anticipated benefits of any such potential future acquisitions;

•	our ability to obtain sufficient capital to meet our financing requirements;

•	our ability to grow our loan originations volume;

•	the termination of our servicing rights and subservicing contracts;

•	changes to federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of entities that engage in these activities;

•	loss of our licenses;

•	our ability to meet certain criteria or characteristics under the indentures governing our securitized pools of loans;

•	our ability to follow the specific guidelines of GSEs or a significant change in such guidelines;

•	delays in our ability to collect or be reimbursed for servicing advances;

•	changes to HAMP, HARP, MHA or other similar government programs;

•	changes in our business relationships with Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of MBS;

•	changes to the nature of the guarantees of Fannie Mae and Freddie Mac and the market implications of such changes;

•	errors in our financial models or changes in assumptions;

•	requirements to write down the value of certain assets;

•	changes in prevailing interest rates;

•	our ability to successfully mitigate our risks through hedging strategies;

•	changes to our servicer ratings;

•	the accuracy and completeness of information about borrowers and counterparties;

•	our ability to maintain our technology systems and our ability to adapt such systems for future operating environments;

•	failure of our internal security measures or breach of our privacy protections;

•	failure of our vendors to comply with servicing criteria;

•	the loss of the services of our senior managers;

•	changes to our income tax status;

•	failure to attract and retain a highly skilled work force;

•	changes in public opinion concerning mortgage originators or debt collectors;

•	changes in accounting standards;

•	conflicts of interest with certain underwriters in this offering;

•	conflicts of interest with Fortress and our Initial Stockholder; and

•	other risks described in the “Risk Factors” section of this prospectus beginning on page 14.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

The net proceeds to us from the sale of the 16,666,667 shares of common stock offered hereby will be approximately $214.4 million, after deducting the offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including servicing acquisitions, which may include acquisitions from one or more affiliates of the underwriters in this offering.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the terms of some of our debt, including the indenture governing the senior notes and other indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations—Description of Certain Indebtedness.”

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of December 31, 2011:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the Restructuring and sale of 16,666,667 shares of common stock by us in this offering, at an initial public offering price of $14.00 per share after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	December 31, 2011
	Actual	As Adjusted
	(in thousands)

Cash and cash equivalents	$62,445	$276,809

Debt:
Unsecured senior notes	$280,199	$280,199
Notes payable:
Servicing:
MBS Advance Financing Facility	179,904	179,904
Securities Repurchase Facility (2011)	11,774	11,774
2010-ABS Advance Financing Facility	219,563	219,563
2011-Agency Advance Financing Facility	25,011	25,011
MSR Note	10,180	10,180
Originations:
$300 Million Warehouse Facility	251,722	251,722
$175 Million Warehouse Facility	46,810	46,810
$100 Million Warehouse Facility	16,047	16,047
$50 Million Warehouse Facility	7,310	7,310
ASAP+ Short-Term Financing Facility	104,858	104,858

Total notes payable	873,179	873,179

Non-recourse debt—Legacy Assets	112,490	112,490
Excess spread financing (at fair value)	44,595	44,595

Total debt	1,310,463	1,310,463
Stockholders’ and members’ equity:
Members’ equity	281,309	—
Preferred stock, par value $0.01 per share; 300,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized and 86,666,667 shares issued and outstanding, as adjusted(1)	—	867
Additional paid-in capital	—	494,806

Total stockholders’ and members’ equity	281,309	495,673

Total capitalization	$1,591,772	$1,806,136

(1)	Does not include 1,325,003 unvested shares of restricted stock that we expect to grant to certain of our executive officers, directors and employees in connection with this offering.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of December 31, 2011 was approximately $281.3 million, or approximately $4.02 per share based on the 70,000,000 shares of common stock issued and outstanding as of such date after giving effect to the 70,000 for 1 stock split of our common stock. After giving effect to our sale of common stock in this offering at the initial public offering price of $14.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been $495.7 million, or $5.72 per share (assuming no exercise of the underwriters’ overallotment option). This represents an immediate and substantial dilution of $8.28 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$14.00
Net tangible book value per share as of December 31, 2011	$4.02
Increase in net tangible book value per share attributable to this offering	1.70

Pro forma as adjusted net tangible book value per share after giving effect to this offering		5.72

Dilution per share to new investors in this offering		$8.28

The following table summarizes, on a pro forma basis as of December 31, 2011, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an initial public offering price of $14.00 per share.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share
	(in thousands)		(in thousands)

Existing Stockholders	70,000	80.8%	$845,689	78.4%	$12.08
New investors	16,667	19.2	233,333	21.6	14.00

Total	86,667	100.0%	$1,079,022	100.0%

If the underwriters’ overallotment option is fully exercised, the pro forma as adjusted net tangible book value per share after this offering as of December 31, 2011 would be approximately $5.93 per share and the dilution to new investors per share after this offering would be $8.07 per share.

Certain of our current and former members of management who hold membership interests in the Initial Stockholder have been offered the opportunity to exchange those interests for shares of our common stock in the Unit Exchange. The Unit Exchange will not affect the number of shares of our common stock outstanding after this offering, as all shares that are being offered in exchange for the units are currently held by the Initial Stockholder. See “Description of Capital Stock — Unit Exchange.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial information of Nationstar Mortgage LLC, our predecessor company, as well as pro forma information that reflects the impact of our conversion to a taxable entity from a disregarded entity for tax purposes. We were formed on May 9, 2011 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of the Initial Stockholder and Nationstar Mortgage LLC, so that the issuer is a corporation rather than a limited liability company and our existing investors will own common stock rather than equity interests in a limited liability company.

This prospectus does not include financial statements of Nationstar Mortgage Holdings Inc., as it has been incorporated solely for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. Prior to the completion of this offering, all of the equity interests in Nationstar Mortgage LLC will be transferred from our Initial Stockholder to two direct, wholly-owned subsidiaries of Nationstar Mortgage Holdings Inc., pursuant to the Restructuring. We anticipate this transaction will be accounted for as a reorganization of entities under common control. Accordingly, there will be no change in the basis of the underlying assets and liabilities.

You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The information in the following tables gives effect to the 70,000 for 1 stock split, which will be effective prior to the completion of this offering.

The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data at December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data at December 31, 2008 and 2009 have been derived from our audited financial statements that are not included in this prospectus. The selected consolidated balance sheet data at December 31, 2007 has been derived from our unaudited financial statements, which are not included in this prospectus.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Statement of Operations Data—Consolidated
Revenues:
Total fee income	$46,301	$74,007	$100,218	$184,084	$268,598
Gain (loss) on mortgage loans held for sale	(94,673)	(86,663)	(21,349)	77,344	109,136

Total revenues	(48,372)	(12,656)	78,869	261,428	377,734
Total expenses and impairments	259,222	147,777	142,367	220,976	306,183
Other income (expense):
Interest income	163,022	92,060	52,518	98,895	66,802
Interest expense	(118,553)	(65,548)	(69,883)	(116,163)	(105,375)
Gain (loss) on interest rate swaps and caps	(21,353)	(23,689)	(14)	(9,801)	298
Fair value changes in ABS securitizations	—	—	—	(23,297)	(12,389)

Total other income (expense)	23,116	2,823	(17,379)	(50,366)	(50,664)

Net (loss) income	$(284,478)	$(157,610)	$(80,877)	$(9,914)	$20,887

Pro Forma Information (unaudited):
Historical net income before taxes					$20,887
Pro forma adjustment for taxes(1)					—

Pro forma net income					$20,887

Net income (loss) per share:
Basic and diluted	$(3.28)	$(1.82)	$(0.93)	$(0.11)	$0.24

Number of shares outstanding(2):
Basic and diluted	86,667	86,667	86,667	86,667	86,667

(1)	Our pro forma effective tax rate for 2011 is 0%. The pro forma tax provision, before utilization of tax benefits, is $11,448 on pre-tax income of $20,887. We expect to assume certain tax attributes of certain parent entities of our Initial Stockholder as a result of the Restructuring, including approximately $196 million of net operating loss carry forwards as of December 31, 2011. We expect to record a full valuation allowance against any resulting deferred tax asset. The utilization of these tax attributes will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

(2)	Represents the number of shares issued and outstanding after giving effect to our sale of common stock in this offering and does not include common stock that may be issued and sold upon exercise of the underwriters’ overallotment option.

	December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data—Consolidated
Cash and cash equivalents	$41,251	$9,357	$41,645	$21,223	$62,445
Accounts receivable	190,408	355,975	513,939	441,275	562,300
Mortgage servicing rights	82,634	110,808	114,605	145,062	251,050
Total assets	1,303,221	1,122,001	1,280,185	1,947,181	1,787,931
Notes payable(1)	967,307	810,041	771,857	709,758	873,179
Unsecured senior notes	—	—	—	244,061	280,199
Legacy assets securitized debt	—	—	177,675	138,662	112,490
Excess spread financing (at fair value)	—	—	—	—	44,595
ABS nonrecourse debt (at fair value)	—	—	—	496,692	—
Total liabilities	1,041,525	866,079	1,016,362	1,690,809	1,506,622
Total members’ equity	261,696	255,922	263,823	256,372	281,309

(1)	A summary of notes payable as of December 31, 2011 follows:

Notes Payable	December 31, 2011
(in thousands)
Servicing
2010-ABS Advance Financing Facility	$219,563
2011-Agency Advance Financing Facility	25,011
MBS Advance Financing Facility	179,904
Securities Repurchase Facility (2011)	11,774
MSR Note	10,180
Originations
$300 Million Warehouse Facility	251,722
$100 Million Warehouse Facility	16,047
$175 Million Warehouse Facility	46,810
$50 Million Warehouse Facility	7,310
ASAP+ Short-Term Financing Facility	104,858

$873,179

The following tables summarize consolidated financial information for our Operating Segments. Management analyzes our performance in two separate segments, the Servicing Segment and the Originations Segment, which together constitute our Operating Segments. In addition, we have a legacy asset portfolio, which primarily consists of non-prime and non-conforming mortgage loans, most of which were originated from April to July 2007. The Servicing Segment provides loan servicing on our servicing portfolio and the Originations Segment involves the origination, packaging and sale of GSE mortgage loans into the secondary markets via whole loan sales or securitizations.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Statement of Operations Data—Operating Segments Information
Revenues:
Total fee income	$50,123	$75,190	$101,289	$189,884	$269,585
Gain on mortgage loans held for sale	88,489	21,985	54,437	77,498	109,431

Total revenues	138,612	97,175	155,726	267,382	379,016
Total expenses and impairments	196,995	85,832	118,429	194,203	279,537
Other income (expense):
Interest income	52,097	12,792	8,404	12,111	14,981
Interest expense	(51,955)	(17,007)	(29,315)	(60,597)	(68,979)
Gain (loss) on interest rate swaps and caps	—	—	—	(9,801)	298

Total other income (expense)	142	(4,215)	(20,911)	(58,287)	(53,700)

Net income (loss)	$(58,241)	$7,128	$16,386	$14,892	$45,779

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)

Net Income (loss) from Operating Segments to Adjusted EBITDA Reconciliation:
Net income (loss) from Operating Segments	$(58,241)	$7,128	$16,386	$14,892	$45,779
Adjust for:
Interest expense from unsecured senior notes	—	—	—	24,628	30,464
Depreciation and amortization	3,348	1,172	1,542	1,873	3,395
Change in fair value of MSRs	16,015	11,701	27,915	6,043	39,000
Fair value changes on excess spread financing	—	—	—	—	3,060
Share-based compensation	1,633	1,633	579	8,999	14,764
Exit costs	—	—	—	—	1,836
Goodwill impairment	12,000	—	—	—	—
Fair value changes on interest rate swaps	—	—	—	9,801	(298)
Ineffective portion of cash flow hedge	—	—	—	(930)	(2,032)

Adjusted EBITDA(1)	$(25,245)	$21,634	$46,422	$65,306	$135,968

(1)	Adjusted EBITDA is a key performance measure used by management in evaluating the performance of our segments. Adjusted EBITDA represents our Operating Segments’ income (loss) and excludes income and expenses that relate to the financing of the senior notes, depreciable (or amortizable) asset base of the business, income taxes (if any), exit costs from our restructuring and certain non-cash items. Adjusted EBITDA also excludes results from our legacy asset portfolio and certain securitization trusts that were consolidated upon adoption of the new accounting guidance eliminating the concept of a QSPE.

Adjusted EBITDA provides us with a key measure of our Operating Segments’ performance as it assists us in comparing our Operating Segments’ performance on a consistent basis. Management believes Adjusted EBITDA is useful in assessing the profitability of our core business and uses Adjusted EBITDA in evaluating our operating performance as follows:

•    Financing arrangements for our Operating Segments are secured by assets that are allocated to these segments. Interest expense that relates to the financing of our senior notes is not considered in evaluating our operating performance because this obligation is serviced by the excess earnings from our Operating Segments after the debt obligations that are secured by their assets.

•    To monitor operating costs of each Operating Segment excluding the impact from depreciation, amortization and fair value change of the asset base, exit costs from our restructuring and non-cash operating expense, such as share-based compensation. Operating costs are analyzed to manage costs per our operating plan and to assess staffing levels, implementation of technology-based solutions, rent and other general and administrative costs.

Management does not assess the growth prospects and the profitability of our legacy asset portfolio and certain securitization trusts that were consolidated upon adoption of the new accounting guidance, except to the extent necessary to assess whether cash flows from the assets in the legacy asset portfolio are sufficient to service its debt obligations.

We also use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants such as leverage coverage ratios for our senior notes.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect the cash requirements necessary to service principal payments related to the financing of the business;

• Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our corporate debt;

•    although depreciation and amortization and changes in fair value of MSRs are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

• other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these and other limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA is presented to provide additional information about our operations. Adjusted EBITDA is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, operating income, net income, operating cash flow and other measures of financial performance prepared in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nationstar Mortgage Holdings Inc. is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Upon the completion of the Restructuring, we will conduct our business through Nationstar Mortgage LLC and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of Nationstar Mortgage LLC and its consolidated subsidiaries.

General

Our Business

We are a leading high touch non-bank residential mortgage servicer with a broad array of servicing capabilities across the residential mortgage product spectrum. We have been the fastest growing mortgage servicer since 2007 as measured by annual percentage growth in UPB, having grown 70.2% annually on a compounded basis. As of December 31, 2011, we serviced over 645,000 residential mortgage loans with an aggregate UPB of $106.6 billion, making us the largest high touch non-bank servicer in the United States. Our total servicing portfolio as of December 31, 2011 includes approximately $7.8 billion of reverse residential mortgage loans for which we entered into an agreement to acquire the MSRs in December 2011 and closed the transaction in January 2012.

We service loans as the owner of the MSRs, which we refer to as “primary servicing,” and we also service loans on behalf of other MSR or mortgage owners, which we refer to as “subservicing.” We acquire MSRs on a standalone basis and have also developed an innovative model for investing on a capital light basis by co-investing with financial partners in “excess MSRs.” Subservicing represents another capital light means of growing our servicing business, as subservicing contracts are typically awarded on a no-cost basis and do not require substantial capital. As of December 31, 2011, our primary servicing and subservicing portfolios represented 46.4% and 53.6%, respectively, of our total servicing portfolio, excluding approximately $7.8 billion of reverse residential mortgage loans for which we entered into an agreement to acquire the MSRs in December 2011 and closed the transaction in January 2012. In addition, we operate or have investments in several adjacent businesses designed to meet the changing needs of the mortgage industry. These businesses offer an array of ancillary services, including providing services for delinquent loans, managing loans in the foreclosure/REO process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans.

We are one of only a few non-bank servicers with a fully integrated loan originations platform to complement and enhance our servicing business. We originate primarily conventional agency (GSE) and government-insured residential mortgage loans and, to mitigate risk, typically sell these loans within 30 days while retaining the associated servicing rights. Our originations efforts are primarily focused on “re-origination,” which involves actively working with existing borrowers to refinance their mortgage loans. By re-originating loans for existing borrowers, we retain the servicing rights, thereby extending the longevity of the servicing cash flows, which we refer to as “recapture.”

We also have a legacy asset portfolio, which consists primarily of non-prime and nonconforming residential mortgage loans, most of which we originated from April to July 2007. In November 2009, we engaged in a transaction through which we term-financed our legacy assets with a non-recourse loan that requires no additional capital or equity contributions. Additionally, we consolidated certain securitization trusts where it was determined that we had both the power to direct the activities that most significantly impact the variable interest entities’ (“VIE”) economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE pursuant to new consolidation accounting guidance related to VIEs adopted on January 1, 2010.

The analysis of our financial condition and results of operations as discussed herein is primarily focused on the combined results of our two Operating Segments: the Servicing Segment and the Originations Segment.

Managing Business Performance

Management is focused on several key initiatives to manage our Operating Segments: (i) effective management of our servicing portfolio; (ii) growing our servicing portfolio through the acquisition of MSRs or entering into subservicing contracts; (iii) originating and selling primarily conventional agency (GSE) and government-insured residential mortgage loans while retaining the MSRs; (iv) extending the longevity of the servicing cash flows before loans are repaid or liquidate by increasing our recapture rate; and (v) growing our adjacent businesses. We also focus on access to diverse and multiple liquidity sources to finance the acquisition of MSRs, our obligations to pay advances as required by our servicing agreements, and our loan originations.

Servicing Segment

As part of our primary servicing portfolio, we act as servicers on behalf of mortgage owners by purchasing MSRs from existing servicers, or from owners of mortgage loans or pools of mortgage loans, or by retaining the MSRs related to the loans that we originate and sell. We acquire MSRs on a standalone and a capital light basis. Additionally, we enter into subservicing contracts with MSR or mortgage owners that choose to outsource the servicing function, pursuant to which we earn a contractual fee per loan we service.

Servicing fee income is primarily based on the aggregate UPB of loans serviced and varies by loan type. Other factors that impact servicing fee income include delinquency rates, prepayment speeds and loss mitigation activity. Delinquency rates on the loans we service impact the contractual servicing and ancillary fees we receive and the costs to service. Delinquent loans cost more to service than performing loans due to the additional resources and required servicing advances. We monitor our delinquency levels through our staffing models, our business plans and macroeconomic analysis.

The largest cost in our Servicing Segment is staffing cost, which is primarily impacted by delinquency levels and the size of our portfolio. Other operating costs in our Servicing Segment include technology, occupancy and general and administrative costs. The cost of financing our servicing advances is another expense. We continually monitor these costs to improve efficiency by streamlining workflows and implementing technology-based solutions.

We also provide an array of adjacent services, including providing services for delinquent loans, managing loans in the foreclosure/REO process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans.

Originations Segment

In addition to our core servicing business, we are one of only a few non-bank servicers with a fully integrated loan originations platform. Because a key determinant of the profitability of our primary servicing portfolio is the longevity of the servicing cash flows before a loan is repaid or liquidates, our originations efforts are primarily focused on “re-origination.”

Our originations platform complements and enhances our servicing business by allowing us to replenish our servicing portfolio as loans pay off over time. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio. In addition, our re-originations strategy allows us to generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market. Finally, with our in-house originations capabilities, we believe we are better protected against declining servicing cash flows as we replace servicing run-off through new loan originations or retain our servicing portfolios through re-originations.

Prevailing interest rates and housing market trends, with a strong housing market leading to higher loan refinancings and a weak housing market leading to lower loan refinancings, are the key factors impacting the volume of re-originations and our Originations Segment. We continually evaluate interest rate movements and trends to assess the impact on volume of refinancings, as well as their corresponding impact on revenue and costs.

In evaluating revenue per loan originated, we focus on various revenue sources, including loan origination points and fees and overall gain or loss on the sale or securitization of the loan. These components are compared to established revenue targets and operating plans.

In addition to the cost of financing our originations, our Originations Segment operating costs include staffing costs, sales commissions, technology, rent and other general and administrative costs. We continually monitor costs through comparisons to operating plans.

Market Considerations

Revenues from our Operating Segments primarily consist of (i) servicing fee income based generally on the aggregate UPB of loans serviced and (ii) gain on mortgage loans held for sale based generally on our originations volume. Maintaining and growing our revenues depends on our ability to acquire additional MSRs, enter into additional subservicing contracts and opportunistically increase our originations volume and our recapture rate.

Servicing Segment

Current trends in the mortgage servicing industry include elevated borrower delinquencies, a significant increase in loan modifications and the need for high touch servicing expertise, which emphasizes borrower interaction to improve loan performance and reduce loan defaults and foreclosures.

In the aftermath of the U.S. financial crisis, the residential mortgage industry is undergoing major structural changes that affect the way residential mortgage loans are originated, owned and serviced. These changes have benefited and should continue to benefit non-bank mortgage servicers. Banks currently dominate the residential mortgage servicing industry, servicing over 90% of all residential mortgage loans as of September 30, 2011. Over 50% of all residential mortgage loan servicing is concentrated among just four banks. However, banks are currently under tremendous pressure to exit or reduce their exposure to the mortgage servicing business as a result of increased regulatory scrutiny and capital requirements, headline risk associated with sizeable legal settlements, as well as potentially significant earnings volatility.

In addition, as the mortgage industry continues to struggle with elevated borrower delinquencies, the special servicing function has become a particularly important component of a mortgage servicer’s role and, we believe, a key differentiator among mortgage servicers, as GSEs and other mortgage owners are focused on home ownership preservation and superior credit performance. However, banks’ servicing operations, which are primarily oriented towards payment processing, are often ill-equipped to maximize loan performance through high touch servicing. This trend has led to increased demand for experienced high touch servicers and provides us opportunities to acquire additional MSRs, including co-investing with financial partners in excess MSRs, and to enter into additional subservicing contracts.

As a result of these factors and the overall increased demands on servicers by mortgage owners, mortgage servicing is shifting from banks to non-bank mortgage servicers. Already, over the last 18 months, banks have completed servicing transfers on over $250 billion of mortgage loans. We believe this represents a fundamental change in the mortgage servicing industry and expect the trend to continue at an accelerated rate in the future. Because the mortgage servicing industry is characterized by high barriers to entry, including the need for specialized servicing expertise and sophisticated systems and infrastructure, compliance with GSE and client requirements, compliance with state-by-state licensing requirements and the ability to adapt to regulatory changes at the state and federal levels, we believe we are one of the few mortgage servicers competitively positioned to benefit from the shift.

However, we cannot predict how many, if any, MSRs or subservicing opportunities will be available in the future; if we will be able to acquire MSRs from third parties, on a standalone basis or by co-investing with financial partners in excess MSRs, if at all; if we will be able to enter into additional subservicing contracts, including any transactions facilitated by GSEs; or whether these MSRs will be available at acceptable prices or on acceptable terms. See “Risk Factors.”

Originations Segment

Today’s U.S. residential mortgage originations sector primarily offers conventional agency and government conforming mortgage loans. Non-prime and alternative lending programs and products represent only a small fraction of total originations. This has led to a consolidation among mortgage lenders in both the retail and wholesale channels and has resulted in less competition. In addition to such consolidation, some mortgage originators have exited the market entirely.

Originations volume is impacted by changes in interest rates and the housing market. Depressed home prices and increased LTVs may preclude many potential borrowers, including borrowers whose existing loans we service, from refinancing their existing loans. An increase in prevailing interest rates could decrease the originations volume through our Consumer Direct Retail originations channel, our largest originations channel by volume, because this channel focuses predominantly on refinancing existing mortgage loans.

In addition, there continue to be changes in legislation and licensing in an effort to simplify the consumer mortgage experience, which require technology changes and additional implementation costs for loan originators. We expect legislative changes will continue in the foreseeable future, which may increase our operating expenses. See “Business—Regulation.”

Critical Accounting Policies

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified three policies that, due to the judgment, estimates and assumptions inherent in those policies, are critical to an understanding of our consolidated financial statements. These policies relate to: (a) fair value measurements (b) sale of mortgage loans and (c) accounting for mortgage loans held for investment, subject to nonrecourse debt. We believe that the judgment, estimates and assumptions used in the preparation of our consolidated financial statements are appropriate given the factual circumstances at the time. However, given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition. Management currently views its fair value measurements, which include (i) the valuation of mortgage loans held for sale, (ii) the valuation of mortgage loans held for investment, subject to ABS nonrecourse debt, (iii) the valuation of MSRs, (iv) the valuation of derivative instruments, (v) the valuation of

ABS nonrecourse debt, (vi) the valuation of excess spread financing, sale of mortgage loans, and accounting for mortgage loans held for investment, subject to nonrecourse debt to be our critical accounting policies.

Fair Value Measurements

Mortgage Loans Held for Sale—Through September 30, 2009, we recorded mortgage loans held for sale at the lower of amortized cost or fair value on an aggregate basis grouped by delinquency status. Effective October 1, 2009, we elected to measure newly originated conventional residential mortgage loans held for sale at fair value, as permitted under current accounting guidance. We estimate fair value by evaluating a variety of market indicators including recent trades and outstanding commitments, calculated on an aggregate basis.

Mortgage Loans Held for Investment, Subject to ABS Nonrecourse Debt—We determine the fair value on loans held for investment, subject to ABS nonrecourse debt using internally developed valuation models. These valuation models estimate the exit price we expect to receive in the loan’s principal market. Although we utilize and give priority to observable market inputs, such as interest rates and market spreads within these models, we typically are required to utilize internal inputs, such as prepayment speeds, credit losses and discount rates. These internal inputs require the use of our judgment and can have a significant impact on the determination of the loan’s fair value. In December 2011, we sold our remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, we derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt.

MSRs at Fair Value—We recognize MSRs related to all existing forward residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting. Additionally, we may acquire the rights to service forward residential mortgage loans through the purchase of these rights from third parties. We apply fair value accounting to this class of MSRs, with all changes in fair value recorded as a charge or credit to servicing fee income in the consolidated statement of operations. We estimate the fair value of these MSRs using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds, discount rates and credit losses.

We use internal financial models that use, wherever possible, market participant data to value these MSRs. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. On a periodic basis, a large portion of these MSRs are reviewed by an outside valuation expert.

Derivative Financial Instruments—We utilize certain derivative instruments in the ordinary course of our business to manage our exposure to changes in interest rates. These derivative instruments include forward sales of MBS, forward loan sale commitments and interest rate swaps and caps. We also issue interest rate lock commitments (“IRLCs”) to borrowers in connection with single family mortgage loan originations. We recognize all derivative instruments on our consolidated statement of financial position at fair value. The estimated fair values of forward sales of MBS and interest rate swaps and caps are based on quoted market values and are recorded as other assets or derivative financial instruments liabilities in the consolidated balance sheet. The initial and subsequent changes in value on forward sales of MBS are a component of gain/(loss) on mortgage loans held for sale in the consolidated statement of operations. The estimated fair values of IRLCs and forward sale commitments are based on quoted market values. Fair value amounts of IRLCs are adjusted for expected execution of outstanding loan commitments. IRLCs and forward sale commitments are recorded as a component of mortgage loans held for sale in the consolidated balance sheet. The initial and subsequent changes in value of IRLCs and forward sale commitments are a component of gain on mortgage loans held for sale in the consolidated statement of operations.

ABS Nonrecourse Debt—Effective January 1, 2010, new accounting guidance related to VIEs eliminated the concept of a QSPE, and all existing special purpose entities (“SPEs”) are subject to the new consolidation guidance. Upon adoption of this new accounting guidance, we identified certain securitization trusts where we, through our affiliates, continued to hold beneficial interests in these trusts. These retained beneficial interests obligate us to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant. In addition, as master servicer on the related mortgage loans, we retain the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE. When it is determined that we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in our consolidated financial statements. Upon consolidation of these VIEs, we derecognized all previously recognized beneficial interests obtained as part of the securitization, including any retained investment in debt securities, and any remaining residual interests. In addition, we recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on our consolidated balance sheet.

We estimate the fair value of ABS nonrecourse debt based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. In December 2011, we sold our remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the variable interest. Upon deconsolidation of this VIE in 2011, we derecognized the related ABS nonrecourse debt.

Excess Spread Financing—In December 2011, we entered into a sale and assignment agreement, which we treated as a financing with an affiliated entity, whereby we sold the right to receive 65% of the excess cash flow generated from a certain underlying MSR portfolio after receipt of a fixed basic servicing fee per loan. We will retain all ancillary income associated with servicing the portfolio and 35% of the excess cash flow after receipt of the fixed basic servicing fee. We measure this financing arrangement at fair value to more accurately represent the future economic performance of the acquired MSRs and related excess servicing financing. We estimate the fair value of this financing using a process that combines the use of a discounted cash flow model and analysis of quoted market prices based on the value of the underlying MSRs.

Sale of Mortgage Loans—Transfers of financial assets are accounted for as sales when control over the assets has been surrendered by us. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us, (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) we do not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates us to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets. Loan securitizations structured as sales as well as whole loan sales are accounted for as sales of mortgage loans and the resulting gains or losses on such sales, net of any accrual for standard representations and warranties, are reported in operating results as a component of gain/(loss) on mortgage loans held for sale in the consolidated statement of operations during the period in which the securitization closes or the sale occurs.

Mortgage Loans Held for Investment, Subject to Nonrecourse Debt—We account for the loans that were transferred to held for investment from held for sale during October 2009 in a manner similar to ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of transfer, we evaluated such loans to determine whether there was evidence of deterioration of credit quality since acquisition and if it was probable that we would be unable to collect all amounts due according to the loan’s contractual terms. The transferred loans were aggregated into separate pools of loans based on common risk characteristics (loan delinquency). We consider expected prepayments, and estimate the amount and timing of undiscounted expected principal, interest, and other cash flows for each aggregated pool of loans. The determination of expected cash flows utilizes internal inputs such as prepayment speeds and credit losses. These internal inputs require the use of judgement and can have a significant impact on the accretion of income and/or valuation allowance. We determine the excess of the pool’s scheduled contractual principal and contractual interest payments over all cash flows expected as of the transfer date as an amount that should not be accreted (nonaccretable difference). The remaining amount is accreted into interest income over the remaining life of the pool of loans (accretable yield). The difference between the undiscounted cash flows expected and the investment in the loan is recognized as interest income on a level-yield method over the life of the loan. Increases in expected cash flows subsequent to the transfer are recognized prospectively through an adjustment of the yield on the loans over the remaining life. Decreases in expected cash flows subsequent to transfer are recognized as a valuation allowance.

Recent Developments

Updated Loan Agreements

In January 2012, we extended the maturity date of our $75 million warehouse facility with BANA, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering, to January 2013 and increased the committed amount under this warehouse facility to $175 million. We herein refer to this facility as our $175 Million Warehouse Facility.

In February 2012, we extended the maturity date of our $100 Million Warehouse Facility to January 2013. Also in February 2012, we extended the maturity date of our $300 Million Warehouse Facility to February 2013 and decreased the committed amount under this warehouse facility to $150 million.

For a description of our facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations—Description of Certain Indebtedness.”

MSR Purchase

In December 2011, we entered into a servicing rights sale and issuer transfer agreement (the “Servicing Rights Sale and Issuer Transfer Agreement”) with BANA, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering. Under the Servicing Rights Sale and Issuer Transfer Agreement, we agreed to purchase certain servicing rights relating to reverse mortgage loans with an aggregate UPB as of December 31, 2011 of approximately $18 billion and assume certain liabilities associated with such MSRs. On December 22, 2011, we deposited in escrow the purchase price of the MSRs relating to reverse mortgage loans with an aggregate UPB as of December 31, 2011 of approximately $7.8 billion, and the related advances. The acquisition was completed on January 3, 2012. Our acquisition of MSRs related to an additional $9.5 billion of UPB as of December 31, 2011 is expected to close during 2012 upon receipt of certain specified third party approvals. On December 23, 2011, we paid a deposit of $9.0 million related to such servicing. Additionally, we expect to subservice on behalf of the bank certain reverse mortgage loans with a UPB as of December 31, 2011 of approximately $1.4 billion beginning in the latter half of 2012. These reverse mortgage loan servicing rights represent a new class of servicing rights for us and will be accounted for under the amortization method.

Recently Appointed Executive Officers

In February 2012, we appointed David C. Hisey as Chief Financial Officer of Nationstar Mortgage Holdings Inc. Mr. Hisey assumed this position on February 27, 2012. Subject to regulatory approval, Mr. Hisey will hold the same position at Nationstar Mortgage LLC. Mr. Hisey was previously the Executive Vice President and Deputy Chief Financial Officer for Fannie Mae, a role he held since 2008. From 2005 to 2008, he served as Senior Vice President and Controller for Fannie Mae. Prior to his most recent assignment at Fannie Mae, he also briefly served as Executive Vice President and Chief Financial Officer. Prior to joining Fannie Mae, Mr. Hisey was Corporate Vice President of Financial Services Consulting, Managing Director and practice leader of the Lending and Leasing Group of BearingPoint, Inc., a management consulting and systems integration company. Prior to joining BearingPoint in 2001, Mr. Hisey was an audit partner with KPMG, LLP; his tenure at KPMG spanned 19 years from 1982 to 2001. He received a Bachelor of Business Administration degree in Accounting from James Madison University and is a certified public accountant.

In February 2012, we appointed Harold Lewis as President and Chief Operating Officer of Nationstar Mortgage Holdings, Inc. Mr. Lewis assumed these positions on February 27, 2012. Subject to regulatory approval, Mr. Lewis will hold the same positions at Nationstar Mortgage LLC. Mr. Lewis was previously the Chief Operating Officer at CitiMortgage, responsible for Operations, Technology and key CitiMortgage functions. In this role, Mr. Lewis oversaw more than 9,000 employees and was also responsible for Customer Experience, Services, Agency Relations and Re-engineering. Mr. Lewis joined CitiMortgage in April 2009 as head of the Citi Homeowner Assistance Program. Prior to CitiMortgage, Mr. Lewis held executive positions at Fannie Mae for seven years, most recently as Senior Vice President of National Servicing where he was responsible for the management of 1,400 mortgage servicers. Mr. Lewis has also held senior management roles with Resource Bancshares Mortgage Group, Nations Credit, Bank of America/Barnett Bank, Cardinal Bank Shares and Union Planter National Bank. Mr. Lewis received his Bachelor of Science degree in Business from Memphis State University.

MSR Acquisition

On March 6, 2012, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Aurora Bank FSB, a federal savings bank organized under the laws of the United States, and Aurora Loan Services LLC, a Delaware limited liability company (collectively with Aurora Bank FSB, the “Sellers”). Each of the Sellers is a subsidiary of Lehman Brothers Bancorp Inc. Under the Asset Purchase Agreement, we agreed to purchase the MSRs to approximately 300,000 residential mortgage loans with a total UPB of approximately $63 billion, $1.75 billion of servicing advance receivables, and certain other assets. The composition of the total portfolio is expected to be approximately 75% non-conforming loans in private label securitizations and approximately 25% conforming loans in GSE pools. We have also agreed to assume certain liabilities. The transaction is expected to close in the second quarter of 2012, subject to customary closing conditions, including certain regulatory approvals and third party consents, and customary termination rights.

The cash purchase price of the MSRs is approximately $268 million, subject to certain adjustments. The equity portion of the purchase price of the servicing advance receivables is approximately $210 million and the balance will be financed with advance financing facilities that we expect to enter into in connection with this transaction, including with certain underwriters in this offering or their affiliates. The servicing advance receivables represent amounts that the sellers have previously advanced as mortgage servicers in respect of the underlying mortgage loans that would be recovered if the loan is liquidated, modified or otherwise become current.

In addition, we will fund up to approximately $170 million of the MSR purchase price with the proceeds of a co-investment (the “Excess MSR Agreement”) by Newcastle Investment Corp. (“Newcastle”), which is an affiliate of Nationstar. Pursuant to the Excess MSR Agreement, we will sell to Newcastle the right to receive approximately 65% of the excess cash flow generated from the MSRs after receipt of a fixed basic servicing fee per loan. Excess cash flow is equal to the servicing fee collected minus the basic servicing fee and excludes late fees, incentive fees and other ancillary income earned by the servicer. We will retain all ancillary income associated with servicing the loans and approximately 35% of the excess cash flow after receipt of the fixed basic servicing fee. We will continue to be the servicer of the loans and provide all servicing and advancing functions for the loans. Under the terms of this investment, if we refinance any loan in the portfolio, subject to certain limitations, we will be required to transfer the new loan or a replacement loan into the portfolio. The new or replacement loan will be governed by the same terms set forth in the Excess MSR Agreement.

We and the Sellers have agreed to indemnify each other against certain losses (subject to certain limitations), including certain losses from claims up to an aggregate amount of 50% of the aggregate purchase price of the MSRs, after which we will bear the entirety of such losses.

Potential MSR Acquisitions

We believe there are significant opportunities to grow our business by acquiring additional MSRs and complementary assets, and we actively explore potential acquisition opportunities in the ordinary course of our business. We are currently in discussions with several financial institutions to acquire additional MSRs relating to residential mortgage loans and complementary assets that could result in our entering into one or more definitive acquisition agreements prior to or immediately following the completion of this offering. Potential portfolios include servicing rights relating to residential mortgage loans with an aggregate UPB of approximately $10 billion from two other financial institutions. We can provide no assurances that we will enter into these agreements or as to the timing of any potential acquisition.

Results of Operations

The following table summarizes our consolidated operating results for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Revenues:
Servicing fee income	$233,411	$167,126	$90,195
Other fee income	35,187	16,958	10,023

Total fee income	268,598	184,084	100,218
Gain (loss) on mortgage loans held for sale	109,136	77,344	(21,349)

Total revenues	377,734	261,428	78,869
Expenses and impairments:
Salaries, wages and benefits	202,290	149,115	90,689
General and administrative	82,183	58,913	30,494
Provision for loan losses	3,537	3,298	—
Loss on sale of foreclosed real estate	6,833	205	7,512
Occupancy	11,340	9,445	6,863
Loss on available-for-sale securities—other than temporary	—	—	6,809

Total expenses and impairments	306,183	220,976	142,367
Other income (expense):
Interest income	66,802	98,895	52,518
Interest expense	(105,375)	(116,163)	(69,883)
Gain (loss) on interest rate swaps and caps	298	(9,801)	(14)
Fair value changes in ABS securitizations	(12,389)	(23,297)	—

Total other income (expense)	(50,664)	(50,366)	(17,379)

Net income (loss)	$20,887	$(9,914)	$(80,877)

We provide further discussion of our results of operations for each of our reportable segments under “—Segment Results” below. Certain income and expenses not allocated to our reportable segments are presented under “—Legacy Portfolio and Other” below and discussed in “Note 24 to Consolidated Financial Statements—Business Segment Reporting.”

Comparison of Consolidated Results for the Years Ended December 31, 2011 and 2010

Revenues increased $116.3 million from $261.4 million for the year ended December 31, 2010 to $377.7 million for the year ended December 31, 2011, due to increases in both our total fee income and our gain on mortgage loans held for sale offset by MSR fair value adjustments amounting to $39.0 million. The increase in our total fee income was primarily the result of our higher average servicing portfolio balance of $81.5 billion for the year ended December 31, 2011, compared to $38.7 billion for the year ended

December 31, 2010, and an increase in modification fees earned from HAMP and other non-HAMP modifications. The increase in the gain on loans held for sale was a result of the $620.6 million, or 22.2%, increase in the amount of loans originated during the 2011 period compared to the 2010 period and higher margins earned on the sale of residential mortgage loans during the period.

Expenses and impairments increased $85.2 million from $221.0 million for the year ended December 31, 2010 to $306.2 million for the year ended December 31, 2011, primarily due to the increase in compensation expenses related to increased staffing levels in order to accommodate our larger servicing portfolio and originations volumes as well as other related increases in general and administrative expenses.

Other expense increased $0.3 million from $50.4 million for the year ended December 31, 2010 to $50.7 million for the year ended December 31, 2011, primarily due to a decrease in our net interest margin resulting from higher average outstanding balances on our outstanding warehouse and advance facilities. This amount was partially offset by the impact of our fair value mark-to-market charges that were realized on our 2009-ABS interest rate swap for $9.8 million for the year ended December 31, 2010, compared to a $0.3 million gain recognized for the year ended December 31, 2011.

Comparison of Consolidated Results for the Years Ended December 31, 2010 and 2009

Revenues increased $182.5 million from $78.9 million for the year ended December 31, 2009 to $261.4 million for the year ended December 31, 2010, primarily due to the significant increase in our total fee income and an increase in our gain on mortgage loans held for sale. The increase in our total fee income was primarily a result of (1) our higher average servicing portfolio balance of $38.7 billion for the year ended December 31, 2010, compared to $25.8 billion for the year ended December 31, 2009, and (2) an increase in portfolio level performance-based fees and fees earned for loss mitigation activities. The increase in the gain on loans held for sale was a result of the $1.3 billion, or 88.7%, increase in the amount of loans originated during 2010 as well as the elimination of lower of cost or market adjustments related to our legacy asset portfolio.

Expenses and impairments increased $78.6 million from $142.4 million for the year ended December 31, 2009 to $221.0 million for the year ended December 31, 2010, primarily due to the increase in compensation expenses related to increased staffing levels in order to accommodate our larger servicing portfolio and originations as well as other related increases in general and administrative expenses. Our 2010 operating results include an additional $12.1 million in share-based compensation expense from revised compensation arrangements executed with certain members of our executive team. Additionally, expenses and impairments increased from the consolidation of certain VIEs from January 1, 2010, and from expenses associated with the settlement of certain claims.

Other expense increased $33.0 million from $17.4 million for the year ended December 31, 2009 to $50.4 million for the year ended December 31, 2010, primarily due to the effects of the consolidation of certain VIEs and the losses on our outstanding interest rate swap positions during 2010.

Segment Results

Our primary business strategy is to generate recurring, stable income from managing and growing our servicing portfolio. We operate through two business segments: the Servicing Segment and the Originations Segment, which we refer to collectively as our Operating Segments. We report the activity not related to either operating segment in Legacy Portfolio and Other. Legacy Portfolio and Other includes primarily all subprime mortgage loans (i) originated mostly from April to July 2007 or (ii) acquired from CHEC, and VIEs which were consolidated pursuant to the January 1, 2010 adoption of new consolidation guidance related to VIEs. As of December 31, 2011, we had no consolidated VIEs.

The accounting policies of each reportable segment are the same as those of the consolidated financial statements except for (i) expenses for consolidated back-office operations and general overhead expenses such as executive administration and accounting and (ii) revenues generated on inter-segment services performed. Expenses are allocated to individual segments based on the estimated value of the services performed, including estimated utilization of square footage and corporate personnel, as well as the equity invested in each segment. Revenues generated or inter-segment services performed are valued based on similar services provided to external parties.

Servicing Segment

The Servicing Segment provides loan servicing on our primary and subservicing portfolios, including the collection of principal and interest payments and the generation of ancillary fees related to the servicing of mortgage loans.

The following table summarizes our operating results from our Servicing Segment for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)

Revenues:
Servicing fee income	$238,394	$175,569	$91,266
Other fee income	17,082	7,273	8,867

Total fee income	255,476	182,842	100,133
Gain on mortgage loans held for sale	—	—	—

Total revenues	255,476	182,842	100,133
Expenses and impairments:
Salaries, wages and benefits	123,655	78,269	56,726
General and administrative	48,611	24,664	10,669
Occupancy	5,664	4,350	3,502

Total expenses and impairments	177,930	107,283	70,897
Other income (expense):
Interest income	2,263	263	4,143
Interest expense	(58,024)	(51,791)	(25,877)
Gain (loss) on interest rate swaps and caps	298	(9,801)	—

Total other income (expense)	(55,463)	(61,329)	(21,734)

Net income	$22,083	$14,230	$7,502

Increase in aggregate UPB of our servicing portfolio primarily governs the increase in revenues, expenses and other income (expense) of our Servicing Segment.

The table below provides detail of the characteristics of our servicing portfolio at the periods indicated.

	December 31,
	2011	2010	2009
	(in millions)

Servicing Portfolio
Unpaid principal balance (by investor):
Special servicing	$10,165	$4,893	$1,554
GSEs	69,772	52,194	24,235
Non-agency securitizations	18,868	7,089	7,875

Total boarded unpaid principal balance	98,805	64,176	33,664
Servicing under contract	7,781	—	—

Total servicing portfolio unpaid principal balance	$106,586	$64,176	$33,664

The table below provides detail of the characteristics and key performance metrics of our servicing portfolio at and for the periods indicated.

	Year Ended December 31,
	2011(1)	2010	2009
	(dollars in millions, except for average loan amount)

Loan count—servicing	596,011	389,172	230,615
Ending unpaid principal balance	$98,805	$64,176	$33,664
Average unpaid principal balance	$81,491	$38,653	$25,799
Average loan amount	$165,778	$164,904	$145,977
Average coupon	5.43%	5.74%	6.76%
Average FICO credit score	627	631	644
60+ delinquent (% of loans)(2)	14.7%	17.0%	19.9%
Total prepayment speed (12 month constant pre-payment rate (“CPR”))	13.4%	13.3%	16.3%

(1)	Characteristics and key performance metrics for the year ended December 31, 2011 exclude approximately $7.8 billion of reverse residential mortgage loans for which we entered into an agreement to acquire the MSRs in December 2011 and closed in January 2012.

(2)	Loan delinquency is based on the current contractual due date of the loan. In the case of a completed loan modification, delinquency is based on the modified due date of the loan.

For the Years Ended December 31, 2011 and 2010

Servicing fee income consists of the following for the periods indicated.

	Year Ended December 31,
	2011	2010
	(in thousands)

Servicing fee income	$207,102	$118,443
Loss mitigation and performance-based incentive fees	15,671	16,621
Modification fees	32,552	21,792
Late fees and other ancillary charges	23,728	22,828
Other servicing fee related revenues	1,401	1,928

Total servicing fee income before MSR fair value adjustments	280,454	181,612
Fair value adjustments on excess spread financing	(3,060)	—
MSR fair value adjustments	(39,000)	(6,043)

Total servicing fee income	$238,394	$175,569

The following tables provide servicing fee income and UPB by primary servicing and subservicing for and at the periods indicated.

	Year Ended December 31,
	2011	2010
	(in thousands)

Servicing fee income
Primary servicing	$164,096	$161,312
Subservicing	116,358	20,300

Total servicing fee income before MSR fair value adjustments	$280,454	$181,612

	December 31,
	2011	2010
	(in millions)

UPB
Primary servicing	$45,817	$34,404
Subservicing	52,988	29,772

Total unpaid principal balance	$98,805	$64,176

Servicing fee income was $238.4 million for the year ended December 31, 2011 compared to $175.6 million for the year ended December 31, 2010, an increase of $62.8 million, or 35.8%, primarily due to the net effect of the following:

•	Increase of $88.7 million due to higher average UPB of $81.5 billion in the 2011 period compared to $38.7 billion in the comparable 2010 period. The increase in our servicing portfolio was primarily driven by an increase in average UPB for loans serviced for GSEs and other subservicing contracts for third party investors of $61.0 billion in the 2011 period compared to $28.0 billion in the comparable 2010 period. In addition, we also experienced an increase in average UPB for our private asset-backed securitizations portfolio, which increased to $13.0 billion in the year ended December 31, 2011 compared to $7.4 billion in the comparable 2010 period.

•	Increase of $10.8 million due to higher modification fees earned from HAMP and non-HAMP modifications.

•	Decrease of $0.9 million due to decreased loss mitigation and performance-based incentive fees earned from a GSE.

•	Decrease of $33.0 million from change in fair value on MSRs which was recognized in servicing fee income. The fair value of our MSRs is based upon the present value of the expected future cash flows related to servicing these loans. The revenue components of the cash flows are servicing fees, interest earned on custodial accounts, and other ancillary income. The expense components include operating costs related to servicing the loans (including delinquency and foreclosure costs) and interest expenses on servicing advances. The expected future cash flows are primarily impacted by prepayment estimates, delinquencies, and market discount rates. Generally, the value of MSRs increases when interest rates increase and decreases when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors affecting the MSR value includes the estimated effects of loan modifications on expected cash flows. Such modifications tend to positively impact cash flows by extending the expected life of the affected MSR and potentially producing additional revenue opportunities depending on the type of modification. In valuing the MSRs, we believe our assumptions are consistent with the assumptions other major market participants use. These assumptions include a level of future modification activity that we believe major market participants would use in their valuation of MSRs. Internally, we have modification goals that exceed the assumptions utilized in our valuation model. Nevertheless, were we to apply an assumption of a level of future modifications consistent with our internal goals to our MSR valuation, we do not believe the resulting increase in value would be material. Additionally, several state Attorneys General have requested that certain mortgage servicers, including us, suspend foreclosure proceedings pending internal review to ensure compliance with applicable law, and we received requests from four such state Attorneys General. Although we have resumed those previously delayed proceedings, changes in the foreclosure process that may be required by government or regulatory bodies could increase the cost of servicing and diminish the value of our MSRs. We utilize assumptions of servicing costs that include delinquency and foreclosure costs that we believe major market participants would use to value their MSRs. We periodically compare our internal MSR valuation to third party valuation of our MSRs to help substantiate our market assumptions. We have considered the costs related to the delayed proceedings in our assumptions and we do not believe that any resulting decrease in the MSR was material given the expected short-term nature of the issue.

Other fee income was $17.1 million for the year ended December 31, 2011 compared to $7.3 million for the year ended December 31, 2010, an increase of $9.8 million, or 134.2%, due to higher commissions earned on lender placed insurance and higher REO sales commissions.

The following table provides other fee income by primary servicing, subservicing and adjacent businesses for the periods indicated.

	Year Ended December 31,
	2011	2010
	(in thousands)

Other fee income
Primary servicing	$5,520	$6,865
Subservicing	3,038	408
Adjacent businesses	8,524	—

Total other fee income	$17,082	$7,273

Expenses and impairments were $177.9 million for the year ended December 31, 2011 compared to $107.3 million for the year ended December 31, 2010, an increase of $70.6 million, or 65.8%, primarily due to the increase of $45.4 million in salaries, wages and benefits expense resulting primarily from an increase in average headcount from 1,178 in 2010 to 1,966 in 2011 and an increase of $25.2 million in general and administrative and occupancy-related expenses associated with increased headcount and growth in the servicing portfolio. Our 2011 operating results include an $8.2 million increase in share-based compensation expense from revised compensation arrangements executed with certain members of our executive team during the third quarter of 2010.

The following table provides primary servicing, subservicing, adjacent businesses and other Servicing Segment expenses for the periods indicated.

	Year Ended December 31,
	2011	2010
	(in thousands)

Expenses and impairments
Primary servicing	$70,549	$82,772
Subservicing	82,938	18,276
Adjacent businesses	9,100	—
Other Servicing Segment expenses	15,343	6,235

Total expenses and impairments	$177,930	$107,283

Other Servicing Segment expenses primarily include share-based compensation expenses.

Total other income (expense) was $(55.5) million for the year ended December 31, 2011 compared to $(61.3) million for the year ended December 31, 2010, a decrease in expense, net of income, of $5.8 million, or 9.5%, primarily due to the net effect of the following:

•	Interest income was $2.3 million for the year ended December 31, 2011 compared to $0.3 million for the year ended December 31, 2010, an increase of $2.0 million due to higher average outstanding custodial cash deposit balances on custodial cash accounts as a result of the growth in our servicing portfolio.

•	Interest expense was $58.0 million for the year ended December 31, 2011 compared to $51.8 million for the year ended December 31, 2010, an increase of $6.2 million, or 12.0%, primarily due to higher average outstanding debt of $642.9 million in the year ended December 31, 2011 compared to $638.6 million in the comparable 2010 period. The impact of the higher debt balances is partially offset by lower interest rates due to declines in the base LIBOR and decreases in the overall index margin on outstanding servicer advance facilities. Interest expense from the senior notes was $30.3 million and $22.1 million, respectively, for the years ended December 31, 2011 and 2010. Interest expense also includes gains for the ineffective portion of cash flow hedge of $2.0 million and $0.9 million, respectively, for the years ended December 31, 2011 and 2010.

•	Loss on interest rate swaps and caps was $9.8 million for the year ended December 31, 2010 compared to a $0.3 million gain for the year ended December 31, 2011. Effective October 1, 2010, we designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with one of our outstanding servicer advance facilities. This interest rate swap is recorded at fair value, with any changes in fair value related to the effective portion of the hedge being recorded as an adjustment to other comprehensive income. Prior to this designation, any changes in fair value were recorded as a loss on interest rate swaps and caps on our statement of operations. In conjunction with our October 2011 amendment to our 2010-ABS Advance Financing Facility, we paid off our 2009-ABS Advance Financing Facility and transferred the related collateral to the 2010-ABS Advance Financing Facility. Concurrently with the repayment of the 2009-ABS Advance Financing Facility, we de-designated the underlying interest rate swap on our 2009-ABS Advance Financing Facility. Our outstanding 2010-ABS interest rate swap served as an economic hedge during the period it was outstanding for the year ended December 31, 2011.

For the Years Ended December 31, 2010 and 2009

Servicing fee income consists of the following for the periods indicated.

	Year Ended December 31,
	2010	2009
	(in thousands)

Servicing fee income	$118,443	$83,659
Loss mitigation and performance-based incentive fees	16,621	7,658
Modification fees	21,792	3,868
Late fees and other ancillary charges	22,828	21,901
Other servicing fee related revenues	1,928	2,095

Total servicing fee income before MSR fair value adjustments	181,612	119,181
MSR fair value adjustments	(6,043)	(27,915)

Total servicing fee income	$175,569	$91,266

The following tables provide servicing fee income and UPB by primary servicing and subservicing for and at the periods indicated.

	Year Ended December 31,
	2010	2009
	(in thousands)

Servicing fee income
Primary servicing	$161,312	$116,966
Subservicing	20,300	2,215

Total servicing fee income before MSR fair value adjustments	$181,612	$119,181

	December 31,
	2010	2009
	(in millions)

UPB
Primary servicing	$34,404	$32,871
Subservicing	29,772	793

Total unpaid principal balance	$64,176	$33,664

Servicing fee income was $175.6 million for the year ended December 31, 2010 compared to $91.3 million for the year ended December 31, 2009, an increase of $84.3 million, or 92.3%, primarily due to the net effect of the following:

•	Increase of $34.8 million due to higher average UPB of $38.7 billion in 2010 compared to $25.8 billion in 2009. The increase in our servicing portfolio was primarily driven by an increase in average UPB for loans serviced for GSEs and other subservicing contracts for third party investors of $31.2 billion in 2010 compared to $17.2 billion in 2009. This increase was partially offset by a decrease in average UPB for our asset-backed securitizations portfolio, which decreased to $7.4 billion in 2010 compared to $8.6 billion in 2009.

•	Increase of $8.9 million due to increased loss mitigation and performance-based incentive fees earned from a GSE.

•	Increase of $17.9 million due to higher fees earned from HAMP and from modification fees earned on non-HAMP modifications. As a high touch servicer, we use modifications as a key loss mitigation tool. Under HAMP, subject to a program participation cap, we, as a servicer, will receive an initial incentive payment of up to $1,500 for each loan modified in accordance with HAMP subject to the condition that the borrower successfully completes a trial modification period. With this program, the servicer must forego any late fees and may not charge any other fees. In addition, provided that a HAMP modification does not become 90 days or more delinquent, we will receive an additional incentive fee of up to $1,000. Initial redefault rates have been favorable, averaging 10% to 20%. The HAMP program has an expiration date of December 31, 2012 and is only applicable to first lien mortgages that were originated on or before January 1, 2009. For non-HAMP modifications, we generally do not waive late fees, and we charge a modification fee. These amounts are collected at the time of the modification.

•	Increase of $21.9 million from change in fair value on MSRs which was recognized in servicing fee income. The fair value of our MSRs is based upon the present value of the expected future cash flows related to servicing these loans. The revenue components of the cash flows are servicing fees, interest earned on custodial accounts, and other ancillary income. The expense components include operating costs related to servicing the loans (including delinquency and foreclosure costs) and interest expenses on servicing advances. The expected future cash flows are primarily impacted by prepayment estimates, delinquencies, and market discount rates. Generally, the value of MSRs increases when interest rates increase and decreases when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors affecting the MSR value includes the estimated effects of loan modifications on expected cash flows. Such modifications tend to positively impact cash flows by extending the expected life of the affected MSR and potentially producing additional revenue opportunities depending on the type of modification. In valuing the MSRs, we believe our assumptions are consistent with the assumptions other major market participants use. These assumptions include a level of future modification activity that we believe major market participants would use in their valuation of MSRs. Internally, we have modification goals that exceed the assumptions utilized in our valuation model. Nevertheless, were we to utilize an assumption of a level of future modifications consistent with our internal goals to our MSR valuation, we do not believe the resulting increase in value would be material.

•	Increase of $0.9 million due to an increase in ancillary and late fees arising from growth in the servicing portfolio. Late fees are recognized as revenue at collection.

Other fee income was $7.3 million for the year ended December 31, 2010 compared to $8.9 million for the year ended December 31, 2009, a decrease of $1.6 million, or 18.0%, due to lower lender-placed insurance commissions and lower REO sales commissions resulting from a decline in REO sales managed by our internal REO sales group.

The following table provides other fee income by primary servicing and subservicing for the periods indicated.

	Year Ended December 31,
	2010	2009
	(in thousands)

Other fee income
Primary servicing	$6,865	$8,867
Subservicing	408	—

Total other fee income	$7,273	$8,867

Expenses and impairments were $107.3 million for the year ended December 31, 2010 compared to $70.9 million for the year ended December 31, 2009, an increase of $36.4 million, or 51.3%, primarily due to an increase of $21.6 million in salaries, wages and benefits expense resulting from an increase in headcount from 910 in 2009 to 1,178 in 2010 and $4.9 million in additional share-based compensation from revised compensation arrangements with certain of our executives. Additionally, we recognized an increase of $14.8 million in general and administrative and occupancy expenses associated with increased headcount, growth in the servicing portfolio and increases in reserves for non-recoverable advances.

The following table provides key primary servicing, subservicing and other Servicing Segment expenses for the periods indicated.

	Year Ended December 31,
	2010	2009
	(in thousands)

Expenses and impairments
Primary servicing	$82,772	$67,330
Subservicing	18,276	2,232
Other Servicing Segment expenses	6,235	1,335

Total expenses and impairments	$107,283	$70,897

Other Servicing Segment expenses primarily include share-based compensation expenses.

Total other income (expense) was $(61.3) million for the year ended December 31, 2010 compared to $(21.7) million for the year ended December 31, 2009, an increase in expense, net of income, of $39.6 million, or 182.5%, primarily due to the net effect of the following:

•	Interest income decreased $3.8 million due to lower average index rates received on custodial cash deposits associated with mortgage loans serviced combined with lower average outstanding custodial cash deposit balances.

•	Interest expense increased $25.9 million primarily due to higher average outstanding debt of $638.6 million in 2010 compared to $313.3 million in 2009, offset by lower interest rates due to declines in the base LIBOR and decreases in the overall index margin on outstanding servicer advance facilities. Additionally, in 2010, we have included the balances related to our outstanding corporate note and senior unsecured debt balances, and the related interest expense thereon, as a component of our Servicing Segment. As a result of the weakening housing market, we continued to carry approximately $530.9 million in residential mortgage loans that we were unable to securitize as mortgage loans held for sale on our balance sheet throughout most of 2009. During this time period, we allocated a portion of our outstanding corporate note balance to Legacy Portfolio and Other to account for the increased capacity and financing costs we incurred while these loans were retained on our balance sheet. For the year ended December 31, 2010, we recorded $22.1 million in interest expense related to our outstanding corporate and senior notes.

•	Loss on interest rate swaps and caps was $9.8 million for the year ended December 31, 2010, with no corresponding gain or loss recognized for the year ended December 31, 2009. The loss for the period was a result of a decline in fair value recognized during the period on outstanding interest rate swaps designed to economically hedge the interest rate risk associated with our 2009-ABS Advance Financing Facility. This facility was not executed until the end of the fourth quarter of 2009, so we did not recognize any corresponding fair value adjustments during the year ended December 31, 2009.

Originations Segment

The Originations Segment involves the origination, packaging, and sale of GSE mortgage loans into the secondary markets via whole loan sales or securitizations.

The following table summarizes our operating results from our Originations Segment for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)

Revenues:
Servicing fee income	$—	$—	$—
Other fee income	14,109	7,042	1,156

Total fee income	14,109	7,042	1,156
Gain on mortgage loans held for sale	109,431	77,498	54,437

Total revenues	123,540	84,540	55,593
Expenses and impairments:
Salaries, wages and benefits	71,697	57,852	31,497
General and administrative	26,344	26,761	14,586
Occupancy	3,566	2,307	1,449

Total expenses and impairments	101,607	86,920	47,532
Other income (expense):
Interest income	12,718	11,848	4,261
Interest expense	(10,955)	(8,806)	(3,438)

Total other income (expense)	1,763	3,042	823

Net income	$23,696	$662	$8,884

Increase in originations volume primarily governs the increase in revenues, expenses and other income (expense) of our Originations Segment. The table below provides detail of the loan characteristics of loans originated for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in millions)

Originations Volume:
Retail	$2,200	$1,608	$1,093
Wholesale	1,212	1,184	386

Total Originations Volume	$3,412	$2,792	$1,479

For the Years Ended December 31, 2011 and 2010

Total revenues were $123.5 million for the year ended December 31, 2011 compared to $84.5 million for the year ended December 31, 2010, an increase of $39.0 million, or 46.2%, primarily due to the net effect of the following:

•	Other fee income was $14.1 million for the year ended December 31, 2011 compared to $7.0 million for the year ended December 31, 2010, an increase of $7.1 million, or 101.4%, primarily due to higher points and fees collected as a result of the $620.6 million increase in loan originations volume, combined with a decrease in fees paid to third party mortgage brokers.

Gain on mortgage loans held for sale consists of the following for the periods indicated.

	Year Ended December 31,
	2011	2010
	(in thousands)

Gain on sale	$68,567	$51,839
Provision for repurchases	(5,534)	(4,649)
Capitalized servicing rights	36,474	26,253
Fair value mark-to-market adjustments	11,159	2,301
Mark-to-market on derivatives/hedges	(1,235)	1,754

Total gain on mortgage loans held for sale	$109,431	$77,498

•	Gain on mortgage loans held for sale was $109.4 million for the year ended December 31, 2011, compared to $77.5 million for the year ended December 31, 2010, an increase of $31.9 million, or 41.2%, primarily due to the net effect of the following:

•	Increase of $16.8 million from larger volume of originations, which increased from $2.8 billion in 2010 to $3.4 billion in 2011, and higher margins earned on the sale of residential mortgage loans during the period.

•	Increase of $10.2 million from capitalized MSRs due to the larger volume of originations and subsequent retention of MSRs.

•	Increase of $8.9 million resulting from the change in fair value on newly-originated loans.

•	Decrease of $3.0 million from change in unrealized gains/losses on derivative financial instruments. These include IRLCs and forward sales of MBS.

•	Decrease of $0.9 million from an increase in our provision for repurchases as a result of the increase in our loan sale volume.

Expenses and impairments were $101.6 million for the year ended December 31, 2011 compared to $86.9 million for the year ended December 31, 2010, an increase of $14.7 million, or 16.9%, primarily due to the net effect of the following:

•	Increase of $13.8 million in salaries, wages and benefits expense from increase in average headcount of 688 in 2010 to 988 in 2011 and increases in performance-based compensation due to increases in originations volume.

•	Increase of $0.8 million in general and administrative and occupancy expense primarily due to an increase in our overhead expenses from the higher originations volume in the 2011 period. Additionally we recorded total charges in November 2011 of $1.8 million related to our strategic decision to refocus our strategy with respect to our originations platform.

Total other income (expense) was $1.8 million for the year ended December 31, 2011 compared to $3.0 million for the year ended December 31, 2010, a decrease in income, net of expense, of $1.2 million, or 40.0%, primarily due to the net effect of the following:

•	Interest income was $12.7 million for the year ended December 31, 2011 compared to $11.8 million for the year ended December 31, 2010, an increase of $0.9 million, or 7.6%, representing interest earned from originated loans prior to sale or securitization. The increase is primarily due to the increase in the volume of originations. Loans are typically sold within 30 days of origination.

•	Interest expense was $11.0 million for the year ended December 31, 2011 compared to $8.8 million for the year ended December 31, 2010, an increase of $2.2 million, or 25.0%, primarily due to an increase in originations volume in 2011 and associated financing required to originate these loans, combined with a slight increase in outstanding average days in warehouse on newly originated loans.

For the Years Ended December 31, 2010 and 2009

Total revenues were $84.5 million for the year ended December 31, 2010 compared to $55.6 million for the year ended December 31, 2009, an increase of $28.9 million, or 52.0%, primarily due to the net effect of the following:

•	Other fee income was $7.0 million for the year ended December 31, 2010 compared to $1.2 million for the year ended December 31, 2009, an increase of $5.8 million or 483.3%, primarily due to our election to measure newly originated conventional residential mortgage loans held for sale at fair value, effective October 1, 2009. Subsequent to this election, any collected points and fees related to originated mortgage loans held for sale are included in other fee income. Prior to this election, points and fees were recorded as deferred originations income and recognized over the life of the mortgage loan as an adjustment to our interest income yield or, when the related loan was sold to a third party purchaser, included as a component of gain on mortgage loans held for sale.

•	Gain on mortgage loans held for sale was $77.5 million for the year ended December 31, 2010 compared to $54.4 million for the year ended December 31, 2009, an increase of $23.1 million, or 42.5%, primarily due to the net effect of the following:

•	Increase of $22.4 million from improved margins and larger volume of originations, which increased from $1.5 billion for the year ended December 31, 2009 to $2.8 billion for the year ended December 31, 2010.

•	Increase of $17.9 million from capitalized MSRs due to the larger volume of originations and subsequent retention of servicing rights.

•	Decrease of $0.7 million from change in unrealized gains/(losses) on derivative financial instruments. These include IRLCs and forward sales of MBS.

•	Decrease of $20.2 million from recognition of points and fees earned on mortgage loans held for sale for the year ended December 31, 2009. Effective October 1, 2009, all points and fees are recognized at origination upon the election to apply fair value accounting to newly-originated loans and are recognized as a component of other fee income.

Expenses and impairments were $86.9 million for the year ended December 31, 2010 compared to $47.5 million for the year ended December 31, 2009, an increase of $39.4 million, or 82.9%, primarily due to the net effect of the following:

•	Increase of $26.4 million in salaries, wages and benefits expense from increase in headcount of 452 in 2009 to 688 in 2010 and increases in performance-based compensation. Additionally, we recognized $3.6 million in share-based compensation expense from revised compensation arrangements with certain of our executives.

•	Increase of $13.1 million in general and administrative and occupancy expense primarily due to increase in overhead expenses from the larger volume of originations in 2010 and expenses associated with certain claims.

Total other income (expense) was $3.0 million for the year ended December 31, 2010 compared to $0.8 million for the year ended December 31, 2009, an increase in income, net of expense, of $2.2 million, or 275.0%, primarily due to the net effect of the following:

•	Interest income increased $7.5 million from interest earned from originated loans prior to sale or securitization. The increase is primarily due to the increase in the volume of originations. Loans are typically sold within 30 days of origination.

•	Interest expense increased $5.4 million primarily due to an increase in originations volume in 2010 and associated financing required to originate these loans combined with a slight increase in outstanding average days in warehouse on newly originated loans.

Legacy Portfolio and Other

Through December 2009, our Legacy Portfolio and Other consisted primarily of non-prime and non-conforming residential mortgage loans that we primarily originated from April to July 2007. Revenues and expenses are primarily a result of mortgage loans transferred to securitization trusts that were structured as secured borrowings, resulting in carrying the securitized loans as mortgage loans on our consolidated balance sheets and recognizing the asset-backed certificates as nonrecourse debt. Prior to September 2009, these residential mortgage loans were classified as mortgage loans held for sale on our consolidated balance sheet and carried at the lower of cost or fair value and financed through a combination of our existing warehouse facilities and our corporate note. These loans were transferred on October 1, 2009, from mortgage loans held for sale to a held-for-investment classification at fair value on the transfer date. Subsequent to the transfer date, we completed the securitization of the mortgage loans, which was structured as a secured borrowing. This structure resulted in carrying the securitized loans as mortgages on our consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE. Consequently, all existing securitization trusts are considered VIEs and are now subject to the new consolidation guidance. Upon consolidation of certain of these VIEs, we recognized the securitized mortgage loans related to these securitization trusts as mortgage loans held for investment, subject to ABS nonrecourse debt. See “Note 3 to Consolidated Financial Statements — Variable Interest Entities and Securitizations.” Additionally, we elected the fair value option provided for by ASC 825-10, Financial Instruments-Overall. Assets and liabilities related to these VIEs are included in Legacy Assets and Other in our segmented results.

In December 2011, we sold our remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the variable interest. Upon deconsolidation of this VIE, we derecognized the related mortgage loans held for investment, subject to ABS nonrecourse debt and the ABS nonrecourse debt.

The following table summarizes our operating results from Legacy Portfolio and Other for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)

Revenues:
Servicing fee income	$1,972	$820	$—
Other fee income	3,996	2,643	—

Total fee income	5,968	3,463	—
Gain on mortgage loans held for sale	—	—	(75,786)

Total revenues	5,968	3,463	(75,786)
Expenses and impairments:
Salaries, wages and benefits	7,233	13,148	3,537
General and administrative	7,228	7,488	5,239
Provision for loan losses	3,537	3,298	—
Loss on sale of foreclosed real estate	6,833	205	7,512
Occupancy	2,110	2,788	1,912
Loss on available-for-sale securities—other-than-temporary	—	—	6,809

Total expenses and impairments	26,941	26,927	25,009
Other income (expense):
Interest income	44,866	77,521	44,114
Interest expense	(36,396)	(55,566)	(40,568)
Loss on interest rate swaps and caps	—	—	(14)
Fair value changes in ABS securitizations	(12,389)	(23,297)	—

Total other income (expense)	(3,919)	(1,342)	3,532

Net loss	$(24,892)	$(24,806)	$(97,263)

The table below provides detail of the characteristics of our securitization trusts included in Legacy Portfolio and Other for the periods indicated.

	Year Ended December 31,
	2011	2010(1)	2009
	(in thousands)

Legacy Portfolio and Other:
Performing—UPB	$279,730	$1,037,201	$345,516
Nonperforming (90+ Delinquency)—UPB	90,641	337,779	141,602
Real Estate Owned—Estimated Fair Value	3,668	27,337	10,262

Total Legacy Portfolio and Other—UPB	$374,039	$1,402,317	$497,380

(1)	Amounts include one previously off-balance sheet securitization which was consolidated upon adoption of ASC 810, Consolidation, related to consolidation of certain VIEs.

For the Years Ended December 31, 2011 and 2010

Total revenues were $6.0 million for the year ended December 31, 2011 compared to $3.5 million for the year ended December 31, 2010, an increase of $2.5 million. This increase was primarily a result of higher ancillary income on our legacy portfolio.

Interest income, net of interest expense, decreased to $8.5 million for the year ended December 31, 2011 as compared to $21.9 million for the year ended December 31, 2010. The decrease in net interest income was primarily due to the effects of the derecognition of a previously consolidated VIE as of July 1, 2010.

Fair value changes in ABS securitizations were $12.4 million for the year ended December 31, 2011 as compared to a $23.3 million decrease for the year ended December 31, 2010. Fair value changes in ABS securitizations is the net result of the reductions in the fair value of the assets (Mortgage loans held for investment and REO) and the reductions in the fair value of the liabilities (ABS nonrecourse debt).

For the Years Ended December 31, 2010 and 2009

Total revenues were $3.5 million for the year ended December 31, 2010, compared to $(75.8) million for the year ended December 31, 2009. This increase was primarily a result of a change in classification on mortgage loans held for sale discussed above, with no gain on mortgage loans held for sale recorded for the year ended December 31, 2010, compared to a loss of $75.8 million recorded for the year ended December 31, 2009.

Expenses and impairments were $26.9 million for the year ended December 31, 2010 compared to $25.0 million for the year ended December 31, 2009, an increase of $1.9 million, or 7.6%, primarily due to an increase in headcount and allocated expenses for corporate support functions and executive oversight. Additionally, we recognized $3.6 million in additional share-based compensation expense from revised compensation arrangements with certain of our executives, as well as a $3.3 million provision for loan losses. These expense increases were offset by the net impact of the adoption of new accounting guidance on the consolidation of certain securitization trusts which resulted in a $7.3 million reduction in charges from losses realized on foreclosed real estate and a decrease of $6.8 million in other-than-temporary impairments recognized on our investment in debt securities available-for-sale.

Total other income (expense) was $(1.3) million for the year ended December 31, 2010 compared to $3.5 million for the year ended December 31, 2009, a decrease of $4.8 million, or 137.1%. The decrease was primarily due to an increase in our net interest income, offset by fair value changes in our ABS securitizations. Interest income, net of interest expense, increased to $21.9 million for the year ended December 31, 2010 as compared to $3.5 million for the year ended December 31, 2009. The increase in interest income, net was due to the consolidation of certain securitization trusts upon the adoption of new accounting guidance related to VIEs. Fair value changes in ABS securitizations included a loss of $23.3 million for the year ended December 31, 2010, with no corresponding amount for the year ended December 31, 2009, due to the election of the fair value option on consolidated VIEs.

Analysis of Items on Consolidated Balance Sheet

The following table presents our consolidated balance sheets for the periods indicated.

	December 31,
	2011	2010
	(in thousands)

Assets
Cash and cash equivalents	$62,445	$21,223
Restricted cash	71,499	91,125
Accounts receivable, net	562,300	441,275
Mortgage loans held for sale	458,626	369,617
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets	243,480	266,320
Mortgage loans held for investment, subject to ABS nonrecourse debt	—	538,440
Receivables from affiliates	4,609	8,993
Mortgage servicing rights	251,050	145,062
Property and equipment, net	24,073	8,394
Real estate owned, net (includes $— and $17,509, respectively, of real estate owned, subject to ABS nonrecourse debt)	3,668	27,337
Other assets	106,181	29,395

Total assets	$1,787,931	$1,947,181

Liabilities and members’ equity
Notes payable	$873,179	$709,758
Unsecured senior notes	280,199	244,061
Payables and accrued liabilities	183,789	75,054
Derivative financial instruments	12,370	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	—	18,781
Nonrecourse debt—Legacy Assets	112,490	138,662
Excess spread financing (at fair value)	44,595	—
ABS nonrecourse debt (at fair value)	—	496,692

Total liabilities	1,506,622	1,690,809
Total members’ equity	281,309	256,372

Total liabilities and members’ equity	$1,787,931	$1,947,181

Assets

Restricted cash consists of certain custodial accounts related to collections on certain mortgage loans and mortgage loan advances that have been pledged to debt counterparties under various master repurchase agreements (“MRAs”). Restricted cash was $71.5 million at December 31, 2011, a decrease of $19.6 million from December 31, 2010, primarily a result of decreased servicer advance reimbursement amounts.

Accounts receivable consists primarily of accrued interest receivable on mortgage loans and securitizations, collateral deposits on surety bonds and advances made to nonconsolidated securitization trusts, as required under various servicing agreements related to delinquent loans, which are ultimately paid back to us from the securitization trusts. Accounts receivable increased $121.0 million to $562.3 million at December 31, 2011, primarily due to our larger outstanding servicing portfolio, which resulted in a $43.0 million increase in corporate and escrow advances and a $64.9 million increase in outstanding delinquency advances.

Mortgage loans held for sale are carried at fair value. We estimate fair value by evaluating a variety of market indicators including recent trades and outstanding commitments. Mortgage loans held for sale were

$458.6 million at December 31, 2011, an increase of $89.0 million from December 31, 2010, primarily due to $3.3 billion in mortgage loan sales offset by $3.4 billion loan originations during the year ended December 31, 2011.

Mortgage loans held for investment, subject to nonrecourse debt — Legacy Assets consist of nonconforming or subprime mortgage loans securitized which serve as collateral for the nonrecourse debt. Mortgage loans held for investment, subject to nonrecourse debt — Legacy Assets was $243.5 million at December 31, 2011, a decrease of $22.8 million from December 31, 2010, as $19.7 million UPB was transferred to REO during the year ended December 31, 2011.

Mortgage loans held for investment, subject to ABS nonrecourse debt consist of mortgage loans that were recognized upon the adoption of accounting guidance related to VIEs effective January 1, 2010. To more accurately represent the future economic performance of the securitization collateral and related debt balances, we elected the fair value option provided for by ASC 825-10. Effective December 2011, we met the requirements under applicable accounting guidance to deconsolidate the VIE. As such, mortgage loans held for investment, subject to ABS nonrecourse debt were eliminated.

Receivables from affiliates consist of periodic transactions with Nationstar Regular Holdings, Ltd., a subsidiary of the Initial Stockholder. These transactions typically involve the monthly payment of principal and interest advances that are required to be remitted to securitization trusts as required under various Pooling and Servicing Agreements. These amounts are later repaid to us when principal and interest advances are recovered from the respective borrowers. Receivables from affiliates were $4.6 million at December 31, 2011, a decrease of $4.4 million from December 31, 2010, as a result of increased recoveries on outstanding principal and interest advances.

MSRs at fair value consist of servicing assets related to all existing forward residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting or through the acquisition of the right to service residential mortgage loans that do not relate to our assets. MSRs were $251.1 million at December 31, 2011, an increase of $106.0 million over December 31, 2010, primarily a result of the purchase of two significant servicing portfolios for $102.5 million combined with capitalization of $36.5 million newly created MSRs, partially offset by a $39.0 million decrease in the fair value of our MSRs.

Property and equipment, net is comprised of land, furniture, fixtures, leasehold improvements, computer software, computer hardware, and software in development and other. These assets are stated at cost less accumulated depreciation. Property and equipment, net increased $15.7 million from December 31, 2010 to $24.1 million at December 31, 2011, as we invested in information technology systems to support volume growth in both our Servicing Segment and Originations Segment.

REO, net represents property we acquired as a result of foreclosures on delinquent mortgage loans. REO, net is recorded at estimated fair value, less costs to sell, at the date of foreclosure. Any subsequent operating activity and declines in value are charged to earnings. REO, net was $3.7 million at December 31, 2011, a decrease of $23.6 million from December 31, 2010. This decrease was primarily a result of derecognition of our VIE in December 2011.

Other assets include deferred financing costs, derivative financial instruments, prepaid expenses, loans subject to repurchase rights from Ginnie Mae and equity method investments. Other assets increased $76.8 million from December 31, 2010 to $106.2 million, due to $28.9 million in deposits on pending servicing rights acquisitions that are expected to close in 2012, $35.7 million in loans subject to repurchase rights from Ginnie Mae, $4.5 million in margin call deposits and an acquisition of a 22% investment in ANC Acquisition LLC (“ANC”) for an initial investment of $6.6 million. See “Note 10 to Consolidated Financial Statements—Other Assets.”

Liabilities and Members’ Equity

At December 31, 2011, total liabilities were $1,506.6 million, a $184.2 million decrease from December 31, 2010. The decrease in total liabilities was primarily a result of derecognition of our VIE in December 2011. Upon derecognition of this VIE, we derecognized the related ABS nonrecourse debt, a $496.7 million decrease since December 31, 2010. This decrease was partially offset by an increase in notes payable of $163.4 million since December 31, 2010 related to the financing of our increased servicing and loan origination activities and the issuance of $34.7 million of additional unsecured senior debt in December 2011, as well as the addition of $44.6 million of excess spread financing also in December 2011.

Included in our payables and accrued liabilities caption on our balance sheet is our reserve for repurchases and indemnifications of $10.0 million and $7.3 million at December 31, 2011 and 2010, respectively. This liability represents our (i) estimate of losses to be incurred on the repurchase of certain loans that we previously sold and (ii) estimate of losses to be incurred for indemnification of losses incurred by purchasers or insurers with respect to loans that we sold. Certain sale contracts include provisions requiring us to repurchase a loan or indemnify the purchaser or insurer for losses if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet certain customary representations and warranties. These representations and warranties are made to the loan purchasers or insurers about various characteristics of the loans, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided and typically are in place for the life of the loan. Although the representations and warranties are in place for the life of the loan, we believe that most repurchase requests occur within the first five years of the loan. In the event of a breach of the representations and warranties, we may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. In addition, an investor may request that we refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale. We record a provision for estimated repurchases, loss indemnification and premium recapture on loans sold, which is charged to gain (loss) on mortgage loans held for sale.

The activity of our outstanding repurchase reserves were as follows for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)

Repurchase reserves, beginning of period	$7,321	$3,648	$3,965
Additions	5,534	4,649	820
Charge-offs	(2,829)	(976)	(1,137)

Repurchase reserves, end of period	$10,026	$7,321	$3,648

The following table summarizes the changes in UPB and loan count related to unresolved repurchase and indemnification requests for the periods indicated.

	Year Ended December 31,
	2011		2010		2009
	UPB	Count	UPB	Count	UPB	Count
	(in millions, except count)

Beginning balance	$4.3	21	$1.3	8	$0.3	3
Repurchases & indemnifications	(6.9)	(37)	(1.9)	(8)	(2.7)	(17)
Claims initiated	32.4	154	10.8	53	4.6	28
Rescinded	(16.9)	(77)	(5.9)	(32)	(0.9)	(6)

Ending balance	$12.9	61	$4.3	21	$1.3	8

The following table details our loan sales by period.

	Year Ended December 31,
	2011		2010		2009		2008		Total
	(in billions, except count)
	$	Count	$	Count	$	Count	$	Count	$	Count

Loan sales	$3.3	16,629	$2.6	13,090	$1.0	5,344	$0.5	3,412	$7.4	38,475

We increase the reserve by applying an estimated loss factor to the principal balance of loan sales. Secondarily, the reserve may be increased based on outstanding claims received. We have observed an increase in repurchase requests in each of the last three years. We believe that because of the increase in our loan originations since 2008, repurchase requests are likely to increase. Should home values continue to decrease, our realized loan losses from loan repurchases and indemnifications may increase as well. As such, our reserve for repurchases may increase beyond our current expectations. While the ultimate amount of repurchases and premium recapture is an estimate, we consider the liability to be adequate at each balance sheet date.

At December 31, 2011, outstanding members’ equity was $281.3 million, a $24.9 million increase from December 31, 2010, which is primarily attributable to our net income of $20.9 million in 2011 and $14.8 million in share-based compensation, partially offset by $4.3 million distributions to parent and $5.3 million in tax related share based settlements of units by members.

Recent Accounting Developments

Accounting Standards Update No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements (Update No. 2011-03). Update No. 2011-03 is intended to improve the accounting and reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This amendment removes the criterion pertaining to an exchange of collateral such that it should not be a determining factor in assessing effective control, including (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in the update. The amendments in this update will be effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-03 is not expected to have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (Update No. 2011-04). Update No. 2011-04 is intended to provide common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRS”). The changes required in this update include changing the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-04 is not expected to have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (Update No. 2011-05). Update No. 2011-05 is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Update No. 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and now requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update are to be applied retrospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-05 is not expected to have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No 2011-05 (Update No. 2011-12). Update 2011-12 is intended to temporarily defer the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income as required by Update No. 2011-05. All other requirements in Update 2011-05 are not affected by this update. This update does not change the requirement to present reclassifications adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements (Update 2011-05). The amendments in this update are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-12 is not expected to have a material impact on our financial condition liquidity or results of operations.

Liquidity and Capital Resources

Liquidity measures our ability to meet potential cash requirements, including the funding of servicing advances, the payment of operating expenses, the originations of loans and the repayment of borrowings. Our cash balance increased from $21.2 million as of December 31, 2010 to $62.4 million as of December 31, 2011, primarily due to cash inflows in our financing activities, partially offset by cash outflows from operating and investing activities. Our cash balance decreased from $41.6 million as of December 31, 2009 to $21.2 million as of December 31, 2010, primarily due to greater cash outflows from our financing activities to repay our outstanding debt facilities.

We grew our servicing portfolio from $33.7 billion in UPB as of December 31, 2009 to $106.6 billion in UPB as of December 31, 2011 (including $7.8 billion of servicing under contract). We shifted our strategy after 2007 to leverage our industry-leading servicing capabilities and capitalize on the opportunities to grow our originations platform which has led to the strengthening of our liquidity position. As a part of our shift in strategy, we ceased originating non-prime loans in 2007, and new originations have been focused on loans that are eligible to be sold to GSEs. Since 2008, substantially all originated loans have either been sold or are pending sale.

As part of the normal course of our business, we borrow money periodically to fund servicing advances and loan originations. The loans we originate are financed through several warehouse lines on a short-term basis. We typically hold the loans for approximately 30 days and then sell the loans or place them in government securitizations and repay the borrowings under the warehouse lines. We rely upon several counterparties to provide us with financing facilities to fund a portion of our servicing advances and to fund our loan originations on a short-term basis. Our ability to fund current operations depends upon our ability to secure these types of short-term financings on acceptable terms and to renew or replace the financings as they expire.

In March 2010, we completed the offering of $250.0 million of senior notes, which were issued with an issue discount of $7.0 million for net cash proceeds of $243.0 million, with a maturity date of April 2015. In December 2011, we completed an additional offering of $35.0 million of senior notes. The additional offering was issued with an issue discount of $0.3 million for net cash proceeds of $34.7 million, with a maturity date of April 2015. Under the terms of these senior notes, we pay interest semi-annually to the note holders at an interest rate of 10.875%.

At this time, we see no material negative trends that we believe would affect our access to long-term borrowings, short-term borrowings or bank credit lines sufficient to maintain our current operations, or would likely cause us to cease to be in compliance with any applicable covenants in our indebtedness or that would inhibit our ability to fund operations and capital commitments for the next 12 months.

Our primary sources of funds for liquidity include: (i) lines of credit, other secured borrowings and the senior notes; (ii) servicing fees and ancillary fees; (iii) payments received from sale or securitization of loans; and (iv) payments received from mortgage loans held for sale.

Our primary uses of funds for liquidity include: (i) funding of servicing advances; (ii) originations of loans; (iii) payment of interest expenses; (iv) payment of operating expenses; (v) repayment of borrowings; and (vi) payments for acquisitions of MSRs.

Our servicing agreements impose on us various rights and obligations that affect our liquidity. Among the most significant of these obligations is the requirement that we advance our own funds to meet contractual principal and interest payments for certain investors and to pay taxes, insurance, foreclosure costs and various other items that are required to preserve the assets being serviced. Delinquency rates and prepayment speed affect the size of servicing advance balances. As a result of the agreement we entered into to purchase the servicing rights to certain reverse mortgages from BANA, we will be required to fund payments due to borrowers, which advances are typically greater than advances on forward residential mortgages. These advances are typically recovered upon weekly or monthly reimbursement or from sale in the market.

We intend to continue to seek opportunities to acquire loan servicing portfolios and/or businesses that engage in loan servicing and/or loan originations. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Operating Activities

Our operating activities used ($28.9) million of cash flow for the year ended December 31, 2011 compared to ($101.7) million of cash flow for the same period in the prior year. The decrease in cash used in operating activities of $72.8 million during the 2011 period was primarily due to higher volume sales of residential mortgage loans offset by higher cash outflows for working capital.

The improvement was primarily due to the net effect of the following:

•	$718.6 million improvement in proceeds received from sale of originated loans, which provided $3,339.9 million and $2,621.3 million for the years ending December 31, 2011 and 2010, respectively, partially offset by a $620.6 million increase in cash used to originate loans. Mortgage loans originated and purchased, net of fees, used $3,412.2 million and $2,791.6 million in the years ending December 31, 2011 and 2010, respectively.

•	$74.0 million decrease in cash outflows used for working capital, which used ($21.6) million cash for the year ended December 31, 2011 and provided $52.4 million during the same period in the prior year.

Our operating activities used ($101.7) million and ($83.6) million of cash flow for the years ended December 31, 2010 and 2009, respectively. The decrease of $18.1 million was primarily due to the net effect of the following:

•	Increase of $1,613.9 million attributable to increased proceeds received from sale of loans, offset by decrease in cash attributable to $1,311.1 million increase in originations volume.

•	Decrease in principal payments/prepayments received and other changes in mortgages loans held for sale of $439.2 million.

•	Increase of $136.2 million primarily due to decreased delinquency advances to investors to cover scheduled payments of principal and interest that are required to be remitted to securitization trusts.

•	Increase of $71.0 million attributable to a decrease in net loss period over period, primarily as a result of increased revenues from our higher servicing portfolio and increased volume in loan originations.

Investing Activities

Our investing activities used ($81.9) million and provided $101.2 million and $30.0 million of cash flow for the years ended December 31, 2011, 2010, and 2009, respectively. The $183.1 million decrease in cash flows used by investing activities from the 2010 period to the 2011 period was primarily a result of a $78.7 million increase in total purchases and deposits on MSRs, a $26.9 million cash outflow for the purchase of reverse mortgage servicing rights, combined with a $46.3 million decrease in cash proceeds from sales of REO. Also, in March 2011, we acquired a 22% interest in ANC for an initial investment of $6.6 million. ANC is the parent company of National Real Estate Information Services, LP (“NREIS”), a real estate services company. The increase in cash flows from investing activities from 2009 to 2010 was primarily a result of an increase in cash proceeds from sales of REO and principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt.

Financing Activities

Our financing activities provided $152.0 million of cash flow during the year ended December 31, 2011 and used $(20.0) million and provided $85.9 million of cash flow for the years ended December 31, 2010 and 2009, respectively. During the year ended December 31, 2011, we provided $172.0 million more cash as a result of additional borrowings to finance the growth in our servicing and originations business compared to the 2010 period. During the year ended December 31, 2011, we used $58.1 million to repay ABS nonrecourse debt, used $3.5 million for debt financing costs and borrowed an additional $163.4 million from our existing warehouse and debt facilities as we expanded both our servicing and originations platforms. The primary source of financing cash flow during the year ended December 31, 2010 was $243.0 million proceeds from offering the senior notes. During the year ended December 31, 2010, we used $103.5 million to repay ABS nonrecourse debt, used $14.9 million for debt financing costs and used $62.1 million to repay the outstanding notes payable. The increase in cash outflow from financing activities from 2009 to 2010 was primarily a result of repayment of ABS and Legacy Asset nonrecourse debt. We also did not receive any capital contributions from our existing members in 2010, compared to $20.7 million in capital contributions received in 2009. In 2009, we issued nonrecourse debt, which provided $191.3 million in cash.

Contractual Obligations

The table below sets forth our contractual obligations, excluding our legacy asset securitized debt and our excess spread financing, at December 31, 2011:

		2013	2015	After
	2012	to 2014	to 2016	2016	Total
	(in thousands)

Unsecured Senior Notes	$—	$—	$285,000	$—	$285,000
Interest expense from Unsecured Senior Notes	31,510	62,848	7,748	—	102,106
MBS Advance Financing Facility	179,904	—	—	—	179,904
Securities Repurchase Facility (2011)	11,774	—	—	—	11,774
2010-ABS Advance Financing Facility	—	219,563	—	—	219,563
2011-Agency Advance Financing Facility	25,011	—	—	—	25,011
MSR Note	5,553	4,627	—	—	10,180
$300 Million Warehouse Facility	—	251,722	—	—	251,722
$175 Million Warehouse Facility	—	46,810	—	—	46,810
$100 Million Warehouse Facility	—	16,047	—	—	16,047
$50 Million Warehouse Facility	7,310	—	—	—	7,310
ASAP+ Short-Term Financing Facility	104,858	—	—	—	104,858
Operating Leases	9,837	17,299	8,109	727	35,972

Total	$375,757	$618,916	$300,857	$727	$1,296,257

In addition to the above contractual obligations, we have also been involved with several securitizations of ABS, which were structured as secured borrowings. These structures resulted in us carrying the securitized loans as mortgages on our consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt. The timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans and liquidation of REO. The outstanding principal balance on our Nonrecourse Debt—Legacy Assets and was $112.5 million, at December 31, 2011. The repayment of our excess spread financing is based on amounts received on the underlying mortgage loans. As such, we have excluded the financing from the table above. The fair value of our excess spread financing was $44.6 million at December 31, 2011.

Description of Certain Indebtedness

Senior Unsecured Notes

On March 26, 2010, Nationstar Mortgage LLC and Nationstar Capital Corporation, as co-issuers, completed a private offering of $250.0 million aggregate principal amount of 10.875% senior notes due 2015, or the “existing notes.” By means of a separate prospectus, Nationstar Mortgage LLC and Nationstar Capital Corporation completed an exchange of $250.0 million aggregate principal amount of 10.875% senior notes due 2015, or the “registered notes,” for an equal principal amount of the existing notes in an offering that was registered under the Securities Act. On December 19, 2011, Nationstar Mortgage LLC and Nationstar Capital Corporation, as co-issuers, completed a further issuance of $35.0 million aggregate principal amount of 10.875% senior notes due 2015 on terms identical to those of the existing senior notes, other than the issue date and offering price. Pursuant to a registration rights agreement, by means of a separate prospectus, Nationstar Mortgage LLC and Nationstar Capital Corporation intend to offer to exchange up to $35.0 million aggregate principal amount of 10.875% senior notes due 2015, or the “registered follow-on notes,” for an equal principal amount of the existing senior notes in an offering that will have been registered under the Securities Act. The registered follow-on notes will be fungible with the registered notes upon issuance. This prospectus shall not be deemed to be an offer to exchange such notes. The existing notes, the registered notes, the follow-on notes, and the registered follow-on notes are referred to herein as the senior notes. The aggregate principal amount of outstanding senior notes under this series is $285.0 million.

Interest is payable on the senior notes semi-annually in arrears on April 1 and October 1, starting on October 1, 2010, with interest accruing from March 26, 2010.

We may redeem some or all of the senior notes at any time before April 1, 2013 at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. The make-whole premium is the greater of (i) 1.0% of the then outstanding principal amount of the note or (ii) the sum of (a)(i) the redemption price of the note at April 1, 2013 (such redemption price being set forth in the table below) and (ii) all required interest payments due on the note through April 1, 2013 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the applicable treasury rate plus 50 basis points over (b) the then outstanding principal amount of the note. On or after April 1, 2013, we may also redeem the senior notes, in whole or in part, at the following redemption prices set forth below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Year	Percentage

2013	105.438%
2014 and thereafter	100.000%

In addition, on or prior to April 1, 2013, we may use the net cash proceeds of one or more equity offerings to redeem up to 35.0% of the principal amount of all senior notes issued at a redemption price equal to 110.875% of the principal amount of the senior notes redeemed plus accrued and unpaid interest.

Upon a “change of control” (as defined in the indenture), we (or a third party) must offer to redeem all of the senior notes for a payment equal to 101% of the senior notes’ principal amount plus accrued and unpaid interest thereon. This offering will not result in a change of control.

The senior notes are guaranteed, jointly and severally, on a senior basis by all of our current and future wholly-owned domestic restricted subsidiaries other than securitization entities and subsidiaries designated as unrestricted subsidiaries. The senior notes are our and the guarantors’ general unsecured obligation and are pari passu in right of payment with all existing and any future senior indebtedness; effectively junior in right of payment to all existing and future senior unsecured indebtedness to the extent of the assets securing such indebtedness; and senior in right of payment to all existing and future subordinated indebtedness.

The indenture governing the senior notes contains certain limitations and restrictions on us and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	issue preferred and disqualified stock;

•	purchase or redeem capital stock;

•	make certain investments;

•	pay dividends or make other payments or loans or transfer property;

•	sell assets;

•	enter into certain types of transactions with affiliates involving consideration in excess of $5.0 million; and

•	sell all or substantially all of the our or a guarantor’s assets or merge with or into another company.

The covenants are subject to important exceptions and qualifications described below.

We and our restricted subsidiaries are prohibited from incurring or issuing additional indebtedness and disqualified stock and its restricted subsidiaries are prohibited from issuing preferred stock unless our corporate indebtedness to tangible net worth ratio for the most recently ended four full fiscal quarters would be less than 1.10 to 1.00 on a pro forma basis and the consolidated leverage ratio for the most recently ended four fiscal quarters would be less than 4.50 to 1.00. In addition, we may, among other things, incur certain working capital credit facilities debt not to exceed $35 million; indebtedness of foreign subsidiaries not to exceed 5% of total assets of foreign subsidiaries; acquired debt so long as we would be permitted to incur at least an additional $1 of indebtedness under the debt ratios; and a general debt basket not to exceed $12.5 million.

Furthermore, we and our restricted subsidiaries are prohibited from purchasing or redeeming capital stock; making certain investments, paying dividends or making other payments or loans or transfers of property, unless we could incur an additional dollar of indebtedness under our debt ratios and such payment is less than 50% of our consolidated net income minus 100% of any loss plus certain other items that increase the size of the payment basket. In addition, we may, among other things, make any payment from the proceeds of a capital contribution or concurrent offering of our equity interests; make stock buy-backs from current and former employees/directors in an amount to not exceed $2.5 million per year, subject to carryover of unused amounts into subsequent years and subject to increase for cash proceeds from certain equity issuances to employees/directors and cash proceeds from key man life insurance; make investments in joint ventures in an amount not to exceed (i) $5 million and (ii) 1.00% of total assets; pay dividends following a public offering up to 6% per annum of the net proceeds received by us; make any other restricted payments up to $17.5 million. Moreover, we may make investments in an amount not to exceed the greater of (i) $30 million and (ii) 1.00% of total assets.

The indenture contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (i) the failure to make payments under the indenture when due, (ii) breach of covenants, (iii) cross-defaults to certain other indebtedness, (iv) certain bankruptcy or insolvency events, (v) material judgments and (vi) invalidity of material guarantees.

Consolidated EBITDA, as defined in the indenture governing the senior notes, is the key financial covenant measure that monitors our ability to undertake investing and financing functions, such as making investments/acquisitions, paying dividends, and incurring additional indebtedness.

The ratios included in the indenture for the senior notes are incurrence based compared to the customary ratio covenants that are often found in credit agreements that require a company to maintain a certain ratio.

The consolidated leverage ratio as defined in the indenture is equal to Corporate Indebtedness, as defined in the indenture, divided by Consolidated EBITDA, and limits our activities as discussed above, if the ratio is equal to or greater than 4.5.

Consolidated EBITDA is computed as follows:

Twelve Months Ended
December 31, 2011
(in thousands)

Net income	$20,887
Adjust for:
Impact from consolidation of securitization trusts(1)	1,178
Interest expense from unsecured senior notes	30,464
Depreciation and amortization	4,063
Change in fair value of excess spread financing	3,060
Change in fair value of MSRs(2)	40,016
Exit costs	3,604
Share-based compensation	14,815
Fair value changes on interest rate swap	(298)
Ineffective portion of cash flow hedge	(2,032)
(Gain) loss from asset sales and other than temporary impairment of assets	10,371
Amortization/write-off of deferred financing cost for debt obligations in existence prior to issuance of senior notes	4,098
Servicing resulting from transfers of financial assets	(36,474)
Other	264

Consolidated EBITDA	$94,016

(1)	Represents impact to net income from the consolidation of certain securitization trusts. Net income, as defined in the Indenture, is based on GAAP in effect as of December 31, 2009, and does not include the impact of the consolidation of identified VIEs where we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

(2)	Represents change in fair value of MSRs after deconsolidation of the securitization trusts as discussed in note (1) above.

Servicing

Our Servicing Segment’s debt consists of senior notes, advance financing facilities, MSR Note and excess spread financing at fair value.

Advance Financing Facilities

Our advance financing facilities are used to finance our obligations to pay advances as required by our servicing agreements. These servicing agreements may require us to advance certain payments to the owners of the mortgage loans we service, including P&I advances, T&I advances, or legal fees, maintenance and preservation costs, or corporate advances. We draw on one or more of our advance financing facilities periodically throughout the month, as necessary, and we repay any facilities on which we have drawn when advances are recovered through liquidations, prepayments and reimbursement of advances from modifications.

MBS Advance Financing Facility

In September 2009, we entered into our MBS Advance Financing Facility. This facility is maintained with a GSE and currently has a total size of $275.0 million. The interest rate on this facility is based on LIBOR plus a margin of 2.50%, and its stated maturity date is December 2012.

Our MBS Advance Facility is secured by certain servicing advance receivables and is subject to margin calls in the event that the value of our collateral decreases. The facility requires us to comply with various customary operating covenants and performance tests on the underlying receivables related to payment rates and minimum balance. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $179.9 million outstanding.

Securities Repurchase Facility (2011)

In December 2011, we entered into an MRA with a financial services company, which expires in March 2012. The MRA states that we may from time to time transfer to the financial services company eligible securities against the transfer of funds by the financial services company, with a simultaneous agreement by the financial services company to transfer such securities to us at a certain date, or on demand by us, against the transfer of funds from us. Additionally, the financial services company may elect to extend the transfer date for an additional 90 days at mutually agreed upon terms. The interest rate is based on LIBOR plus a margin of 3.50%. As of December 31, 2011, we have pledged our $55.6 million outstanding retained interest in the outstanding nonrecourse debt — legacy assets securitization which was structured as a financing to secure obligations under the MRA. The outstanding balance of this facility at December 31, 2011 was $11.8 million.

2009-ABS Advance Financing Facility

Our 2009-ABS Advance Financing Facility was maintained with a financial services company and, before repayment, had a total size of $350.0 million, comprised of $174.0 million in term notes the balance of which stayed constant and $176.0 million in variable funding notes the balance of which fluctuated with our financing needs. The interest rate on this facility was based on LIBOR, subject to an interest rate swap, and had a weighted average cost of 4.82% during the year ended December 31, 2010. The stated maturity date of this facility was December 2013, twenty-four months after the stated repayment date of December 2011.

Our 2009-ABS Advance Financing Facility was secured by certain servicing advance receivables and was a nonrecourse obligation. The facility required us to comply with various customary operating covenants and performance tests on the underlying receivables related to payment rates and minimum balance. This facility was repaid in October 2011.

2010-ABS Advance Financing Facility

In December 2010, we entered into our 2010-ABS Advance Financing Facility. This facility is maintained with an affiliate of Wells Fargo Securities, LLC, an underwriter in this offering, and currently has a total size of $300 million. The interest rate on this facility is based on LIBOR plus a margin of 3.00%, and its stated maturity date is May 2014.

Our 2010-ABS Advance Financing Facility is secured by certain servicing advance receivables and is a nonrecourse obligation. The facility requires us to comply with various customary operating covenants and performance tests on the underlying receivables related to payment rates and minimum balance. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $219.6 million outstanding.

2011-Agency Advance Financing Facility

In October 2011, we entered into our 2011-Agency Advance Financing Facility. This facility is maintained with an affiliate of Barclays Capital Inc., an underwriter in this offering, and currently has a total size of $75 million. The interest rate on this facility is based on LIBOR plus 2.50%, and its stated maturity date is October 2012.

Our 2011-Agency Advance Financing Facility is secured by certain servicing advance receivables and is a nonrecourse obligation. The facility requires us to comply with various customary operating covenants and performance tests on the underlying receivables related to payment rates and minimum balance. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $25.0 million outstanding.

MSR Note

In October 2009, we entered into our MSR Note. This note is maintained with a GSE and had an original aggregate principal amount of $22.2 million. The interest rate on this note is based on LIBOR plus a margin of 2.50%, and its stated maturity date is October 2013.

Our MSR Note was used to finance our acquisition of certain MSRs and is secured by all of our rights, title and interest in the acquired MSRs. The MSR Note requires us to comply with various customary operating covenants, specific covenants, including maintaining a disaster recovery plan and maintaining priority of the lender’s lien, and certain covenants related to the collateral and limitations on the creation of liens on the collateral or assigned servicing compensation. As of December 31, 2011, we were in compliance with all covenants and had an aggregate principal amount of $10.2 million outstanding under the MSR Note.

Excess Spread Financing at Fair Value

We acquired MSRs on a pool of agency residential mortgage loans (the “Portfolio”) on September 30, 2011. In December 2011, we entered into a sale and assignment agreement which is treated as a financing with an indirect wholly owned subsidiary of Newcastle. Fortress, an affiliate of our Initial Stockholder, is Newcastle’s manager. We accounted for this transaction as a financing arrangement, in which we sold to Newcastle the right to receive 65% of the excess cash flow generated from the Portfolio after receipt of a fixed basic servicing fee per loan. The sale price was $43.7 million. We will retain all ancillary income associated with servicing the Portfolio and 35% of the excess cash flow after receipt of the fixed basic servicing fee. Nationstar will continue to be the servicer of the Portfolio and will provide all servicing and advancing functions. Newcastle will not have prior or ongoing obligations associated with the Portfolio.

Contemporaneous with the above, we entered into a refinanced loan agreement with Newcastle. Should we refinance any loan in the Portfolio, subject to certain limitations, we will be required to transfer the new loan or a replacement loan of similar economic characteristics into the Portfolio. The new or replacement loan will be governed by the same terms set forth in the sale and assignment agreement described above.

We record acquired servicing rights on forward residential mortgages at fair value, with all subsequent changes in fair value recorded as a charge or credit to servicing fee income in the consolidated statement of operations. We estimate the fair value of our forward MSRs and the excess servicing spread financing using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. We elected to measure this financing arrangement at fair value, as permitted under ASC 825, Financial Instruments to more accurately represent the future economic performance of the acquired MSRs and related excess servicing financing. The fair value of the agreement was $44.6 million at December 31, 2011. This financing is nonrecourse to us.

Originations

Our Originations Segment’s debt consists of warehouse facilities and our ASAP+ Short-Term Financing Facility.

Warehouse Facilities

Our warehouse facilities are used to finance our loan originations on a short-term basis. In the ordinary course, we originate mortgage loans on a near-daily basis, and we use a combination of our four warehouse facilities and cash to fund the loans. We agree to transfer to our counterparty certain mortgage loans against the transfer of funds by the counterparty, with a simultaneous agreement by the counterparty to transfer the loans back to us at a date certain, or on demand by us, against the transfer of funds from us. We typically renegotiate our warehouse facilities on an annual basis. See “Industry—Originations Industry Overview.” We sell our newly originated mortgage loans to our counterparty to finance the originations of our mortgage loans and typically repurchase the loans within 30 days of origination when we sell the loans to a GSE or into a government securitization.

$300 Million Warehouse Facility

In July 2006, we entered into our $300 Million Warehouse Facility, which is maintained with a financial services company. The interest rate on this facility is based on LIBOR plus a margin of 3.25%, and its stated maturity date is February 2012.

Our $300 Million Warehouse Facility requires us to comply with various customary operating covenants and specific covenants, including maintaining a minimum tangible net worth of $175.0 million, limitations on transactions with affiliates, maintenance of liquidity of $20 million and the maintenance of additional funding through warehouse loans. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $251.7 million outstanding.

In February 2012, we negotiated an extension of the $300 Million Warehouse Facility with the financial services company. We extended the maturity date to February 2013 and decreased the committed amount to $150 million.

$175 Million Warehouse Facility

In February 2010, we entered into a $75 million warehouse facility and in January 2012, we extended the maturity date of this warehouse facility to January 2013 and increased the committed amount under this warehouse facility to $175 million. We herein refer to this facility as our $175 Million Warehouse Facility. This facility is maintained with BANA, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering. The interest rate on this facility is based on LIBOR plus a spread ranging from 1.75% to 2.50%.

Our $175 Million Warehouse Facility requires us to comply with various customary operating covenants and specific covenants, including financial covenants regarding our liquidity ratio of liabilities and warehouse credit to net worth, maintenance of a minimum tangible net worth of $150.0 million, maintenance of additional warehouse facilities and limitations on entering into warehouse facilities with more favorable terms (with respect to the lender) than this facility without also applying those more favorable terms to this facility. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $46.8 million outstanding.

$100 Million Warehouse Facility

In October 2009, we entered into our $100 Million Warehouse Facility, which is maintained with an affiliate of Citigroup Global Markets Inc., an underwriter in this offering. The interest rate on this facility is based on LIBOR plus a margin of 3.50%, and its stated maturity date is January 2013.

Our $100 Million Warehouse Facility requires us to comply with various customary operating covenants and specific covenants, including maintaining additional warehouse facilities, restrictions on the assignment of purchased loans, limits on transactions with affiliates and certain financial covenants, including maintaining a minimum tangible net worth of $150.0 million. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $16.0 million outstanding.

$50 Million Warehouse Facility

In March 2011, we entered into our $50 Million Warehouse Facility, which is maintained with an affiliate of Barclays Capital Inc., an underwriter in this offering. The interest rate on this facility is based on LIBOR plus a spread of 1.45% to 3.95%, which varies based on the underlying transferred collateral, and its stated maturity date is March 2012. As of December 31, 2011, we were in compliance with all covenants and performance tests under this facility and the outstanding balance was $7.3 million.

ASAP+ Short-Term Financing Facility

In March 2009, we entered into our ASAP+ Short-Term Financing Facility. This facility is maintained with a GSE and currently has a total facility size of $200 million. The interest rate on this facility is based on LIBOR plus a margin of 1.50%, and the agreements executed pursuant to this facility typically have a maturity of up to 45 days.

Our ASAP+ Short-Term Financing Facility is used to finance our loan originations on a short-term basis. Pursuant to these agreements, we agree to transfer to the GSE certain mortgage loans against the transfer of funds by the GSE, with a simultaneous agreement by the counterparty to transfer the loans back to us at a date certain, or on demand by us, against the transfer of funds from us. As of December 31, 2011, we had an aggregate principal amount of $104.9 million outstanding.

Legacy Assets and Other

Legacy Asset Term-Funded Notes

In November 2009, we completed the securitization of mortgage assets and issued approximately $222.4 million of our Legacy Asset Term-Funded Notes. The interest rate is 7.50%, subject to an available funds cap. In conjunction with the securitization, we reclassified our legacy assets as “held for investment” on our consolidated balance sheet and recognize the Legacy Asset Term-Funded Notes as non-recourse debt. We pay the principal and interest on these notes using the cash flows from the underlying legacy assets, which serve as collateral for the debt. As of December 31, 2011, the aggregate UPB of the legacy assets that secure our Legacy Asset Term-Funded Notes was $373.1 million. Monthly cash flows generated from the legacy assets are used to service the debt, which has a final legal maturity of October 2039. As of December 31, 2011, our Legacy Asset Term-Funded Notes had a par amount and carrying value, net of financing costs and unamortized discount of $130.8 million and $112.5 million, respectively.

Variable Interest Entities

We have been the transferor in connection with a number of securitizations or asset-backed financing arrangements, from which we have continuing involvement with the underlying transferred financial assets. We aggregate these securitizations or asset-backed financing arrangements into two groups: (1) securitizations of residential mortgage loans and (2) transfers accounted for as secured borrowings.

On securitizations of residential mortgage loans, our continuing involvement typically includes acting as servicer for the mortgage loans held by the trust and holding beneficial interests in the trust. Our responsibilities as servicer include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance in exchange for a contractually specified servicing fee. The beneficial interests held consist of both subordinate and residual securities that were retained at the time of the securitization. Prior to January 1, 2010, each of these securitization trusts was considered a QSPE, and these trusts were excluded from our consolidated financial statements.

We also maintain various agreements with SPEs, under which we transfer mortgage loans and/or advances on residential mortgage loans in exchange for cash. These SPEs issue debt supported by collections on the transferred mortgage loans and/or advances. These transfers do not qualify for sale treatment because we continue to retain control over the transferred assets. As a result, we account for these transfers as financings and continue to carry the transferred assets and recognize the related liabilities on our consolidated balance sheets. Collections on the mortgage loans and/or advances pledged to the SPEs are used to repay principal and interest and to pay the expenses of the entity. The holders of these beneficial interests issued by these SPEs do not have recourse to us and can only look to the assets of the SPEs themselves for satisfaction of the debt.

Prior to January 1, 2010, we evaluated each SPE for classification as a QSPE. QSPEs were not consolidated in our consolidated financial statements. When a SPE was determined to not be a QSPE, we further evaluated it for classification as a VIE. When a SPE met the definition of a VIE, and when it was determined that we were the primary beneficiary, we included the SPE in our consolidated financial statements.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary, which is the entity that, through its variable interests has both the power to direct the activities of a VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE and all existing SPEs are now subject to new consolidation guidance. Upon adoption of this new accounting guidance, we identified certain securitization trusts where we, through our affiliates, continued to hold beneficial interests in these trusts. These retained beneficial interests obligate us to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant. In addition, we as master servicer on the related mortgage loans, retain the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE. When it is determined that we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in our consolidated financial statements. Upon consolidation of these VIEs, we derecognized all previously recognized beneficial interests obtained as part of the securitization, including any retained investment in debt securities, MSRs, and any remaining residual interests. In addition, we recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates (ABS nonrecourse debt) acquired by third parties as ABS nonrecourse debt on our consolidated balance sheet. The net effect of the accounting change on January 1, 2010 members’ equity was an $8.1 million charge to members’ equity.

As a result of market conditions and deteriorating credit performance on these consolidated VIEs, we expect minimal to no future cash flows on the economic residual. Under GAAP, we would be required to provide for additional allowances for loan losses on the securitization collateral as credit performance deteriorated, with no offsetting reduction in the securitization’s debt balances, even though any nonperformance of the assets will ultimately pass through as a reduction of amounts owed to the debt holders, once they are extinguished. Therefore, we would be required to record accounting losses beyond our economic exposure.

To more accurately represent the future economic performance of the securitization collateral and related debt balances, we elected the fair value option provided for by ASC 825-10, Financial Instruments—Overall. This option was applied to all eligible items within the VIE, including mortgage loans held for investment, subject to ABS nonrecourse debt, and the related ABS nonrecourse debt.

Subsequent to this fair value election, we no longer record an allowance for loan loss on mortgage loans held for investment, subject to ABS nonrecourse debt. We continue to record interest income in our consolidated statement of operations on these fair value elected loans until they are placed on a nonaccrual status when they are 90 days or more past due. The fair value adjustment recorded for the mortgage loans held for investment is classified within fair value changes of ABS securitizations in our consolidated statement of operations.

Subsequent to the fair value election for ABS nonrecourse debt, we continue to record interest expense in our consolidated statement of operations on the fair value elected ABS nonrecourse debt. The fair value adjustment recorded for the ABS nonrecourse debt is classified within fair value changes of ABS securitizations in our consolidated statement of operations.

Under the existing pooling and servicing agreements of these securitization trusts, the principal and interest cash flows on the underlying securitized loans are used to service the asset-backed certificates. Accordingly, the timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans and liquidation of REO.

We consolidate the SPEs created for the purpose of issuing debt supported by collections on loans and advances that have been transferred to it as VIEs, and we are the primary beneficiary of these VIEs. We consolidate the assets and liabilities of the VIEs onto our consolidated financial statements.

A summary of the assets and liabilities of our transactions with VIEs included in our consolidated financial statements as of December 31, 2011 is presented in the following table:

	December 31, 2011
		Transfers
		Accounted for
	Securitization	as Secured
	Trusts	Borrowings	Total
	(in thousands)

Assets
Restricted cash	$—	$22,316	$22,316
Accounts receivable	—	279,414	279,414
Mortgage loans held for investment, subject to nonrecourse debt	—	237,496	237,496
Mortgage loans held for investment, subject to ABS nonrecourse debt	—	—	—
Real estate owned	—	3,668	3,668

Total Assets	$—	$542,894	$542,894

Liabilities
Notes payable	$—	$244,574	$244,574
Payables and accrued liabilities	—	977	977
Outstanding servicer advances	—	—	—
Derivative financial instruments, subject to ABS nonrecourse debt	—	112,490	112,490
Nonrecourse debt—Legacy Assets	—	—	—
ABS nonrecourse debt	—	—	—

Total Liabilities	$—	$358,041	$358,041

On December 23, 2011, we sold our remaining variable interest in a securitization trust that has been a consolidated VIE since January 1, 2010. In accordance with ASC 810, Consolidation, we evaluated this securitization trust and determined that we no longer have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE and this securitization trust was derecognized as of December 23, 2011. Upon derecognition of this VIE, we derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, the related ABS nonrecourse debt, as well as certain other assets and liabilities of the securitization trust, and recognized any MSRs on the consolidated balance sheet. Any impact of this derecognition on our consolidated statement of operations was recognized in 2011.

Off Balance Sheet Arrangements

A summary of the outstanding collateral and certificate balances for securitization trusts, including any retained beneficial interests and MSRs, that were not consolidated by us for the periods indicated are presented in the following table.

	December 31,
	2011(1)	2010
	(in thousands)

Total collateral balances	$4,579,142	$4,038,978
Total certificate balances	4,582,598	4,026,844
Total MSRs at fair value	28,635	26,419

(1)	Unconsolidated securitization trusts consist of VIE’s where we have neither the power to direct the activities that most significantly impact the VIE’s economic performance or the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Derivatives

We enter into IRLCs with prospective borrowers. These commitments are carried at fair value in accordance with ASC 815, Derivatives and Hedging. ASC 815 clarifies that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The estimated fair values of IRLCs are based on quoted market values and are recorded in other assets in the consolidated balance sheets. The initial and subsequent changes in the value of IRLCs are a component of gain (loss) on mortgage loans held for sale.

We actively manage the risk profiles of our IRLCs and mortgage loans held for sale on a daily basis. To manage the price risk associated with IRLCs, we enter into forward sales of MBS in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held for sale, we enter into forward sales of MBS to deliver mortgage loan inventory to investors. The estimated fair values of forward sales of MBS and forward sale commitments are based on quoted market values and are recorded as a component of other assets and mortgage loans held for sale, respectively, in the consolidated balance sheets. The initial and subsequent changes in value on forward sales of MBS and forward sale commitments are a component of gain (loss) on mortgage loans held for sale.

Periodically, we enter into interest rate swap agreements to hedge the interest payment on the warehouse debt and securitization of our mortgage loans held for sale. These interest rate swap agreements generally require us to pay a fixed interest rate and receive a variable interest rate based on LIBOR. Unless designated as an accounting hedge, we record losses on interest rate swaps as a component of gain/(loss) on interest rate swaps and caps in our consolidated statements of operations. Unrealized losses on undesignated interest rate derivatives are separately disclosed under operating activities in the consolidated statements of cash flows.

On October 1, 2010, we designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with the Nationstar Mortgage Advance Receivables Trust 2009-ABS Advance Financing Facility financing. This interest rate swap was a cash flow hedge under ASC 815 and was recorded at fair value on our consolidated balance sheet, with any changes in fair value being recorded as an adjustment to other comprehensive income. To qualify as a cash flow hedge, the hedge must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated at hedge inception. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. Ineffective portions of the cash flow hedge are reflected in earnings as they occur as a component of interest expense. In conjunction with the October 2011 amendment to the 2010-ABS Advance Financing Facility, we paid off our 2009-ABS Advance Financing Facility and transferred the related collateral to the 2010-ABS Advance Financing Facility. Concurrently with the repayment of 2009-ABS Advance Financing Facility we de-designated the underlying interest rate swap on the 2009-ABS Advance Financing Facility. The interest rate swap associated with the 2010-ABS Advance Financing Facility served as an economic hedge for the remainder of 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks which include interest rate risk, consumer credit risk and counterparty credit risk.

Interest Rate Risk

Changes in interest rates affect our operations primarily as follows:

Servicing Segment

•	an increase in interest rates would increase our costs of servicing our outstanding debt, including our ability to finance servicing advances;

•	a decrease (increase) in interest rates would generally increase (decrease) prepayment rates and may require us to report a decrease (increase) in the value of our MSRs;

•	a change in prevailing interest rates could impact our earnings from our custodial deposit accounts; and

•	an increase in interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets.

Originations Segment

•	a substantial and sustained increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive and qualifying for a loan may be more difficult; and

•	an increase in interest rates would increase our costs of servicing our outstanding debt, including our ability to finance loan originations;

We actively manage the risk profiles of IRLCs and mortgage loans held for sale on a daily basis and enter into forward sales of MBS in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held for sale, we enter into forward sales of MBS to deliver mortgage loan inventory to investors.

Consumer Credit Risk

We sell our loans on a non-recourse basis. We also provide representations and warranties to purchasers and insurers of the loans sold that typically are in place for the life of the loan. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by us. If there is no breach of a representation and warranty provision, we have no obligation to repurchase the loan or indemnify the investor against loss. The outstanding UPB of loans sold by us represents the maximum potential exposure related to representation and warranty provisions.

We maintain a reserve for losses on loans repurchased or indemnified as a result of breaches of representations and warranties on our sold loans. Our estimate is based on our most recent data regarding loan repurchases and indemnity payments, actual credit losses on repurchased loans, recovery history, among other factors. Our assumptions are affected by factors both internal and external in nature. Internal factors include, among other things, level of loan sales, as well as to whom the loans are sold, the expectation of credit loss on repurchases and indemnifications, our success rate at appealing repurchase demands and our ability to recover any losses from third parties. External factors that may affect our estimate includes, among other things, the overall economic condition in the housing market, the economic condition of borrowers, the political environment at investor agencies and the overall U.S. and world economy. Many of the factors are beyond our control and may lead to judgments that are susceptible to change.

Counterparty Credit Risk

We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements. We monitor the credit ratings of our counterparties and do not anticipate losses due to counterparty non-performance.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our loan portfolio, certain other interest-bearing liabilities measured at fair value and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a discounted cash flow analysis to determine the fair value of MSRs and the impact of parallel interest rate shifts on MSRs. The primary assumptions in this model are prepayment speeds, market discount rates and cost to service. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between MBS, swaps and U.S. Treasury rates and changes in primary and secondary mortgage market spreads. For mortgage loans, IRLCs and forward delivery commitments on MBS, we rely on a model in determining the impact of interest rate shifts. In addition, for IRLCs, the borrower’s propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2011 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2011 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value
	Down	Up
	25 bps	25 bps
	(in thousands)

Increase (decrease) in assets
Mortgage loans held for sale	$3,442	$(4,213)
Mortgage servicing rights	(5,512)	6,202
Other assets (derivatives)
IRLCs	1,584	(2,592)

Total change in assets	(486)	(603)
Increase (decrease) in liabilities
Derivative financial instruments
Interest rate swaps and caps	1,562	(942)
Forward MBS trades	5,416	(6,669)
Excess spread financing	(253)	330

Total change in liabilities	6,725	(7,281)

Total, net change	$(7,211)	$6,678

GLOSSARY OF INDUSTRY AND OTHER TERMS

Adjustable Rate Mortgage.  A mortgage loan where the interest rate on the loan adjusts periodically based on a specified index and margin agreed to at the time the loan is originated.

Agency and Government Conforming Loan.  A mortgage loan that meets all requirements (loan type, maximum amount, LTV ratio and credit quality) for purchase by Fannie Mae, Freddie Mac or FHA (as defined below).

Basic Servicing Fee.  The servicing fee paid in an excess MSR arrangement to a servicer in exchange for the provision of servicing functions on a portfolio of mortgage loans, after which the servicer and the co-investment partner share the excess fees on a pro rata basis.

Compensating Interest.  Money paid to the owner of a mortgage loan or pool of mortgage loans on a monthly basis (typically by the servicer from its own funds) to compensate the owner of the mortgage loan for interest shortfalls caused by intra-month prepayments.

Consumer Direct Retail Originations.  A type of mortgage loan origination pursuant to which a lender markets refinancing and purchase money mortgage loans directly to selected consumers through telephone call centers or the Internet.

Conventional Mortgage Loans.  A mortgage loan that is not guaranteed or insured by the FHA, the VA (as defined below) or any other government agency. Although a conventional loan is not insured or guaranteed by the government, it can still follow the guidelines of GSEs (as defined below).

Corporate Advance.  A servicing advance to pay costs and expenses incurred in foreclosing upon, preserving and selling REO, including attorneys’ and other professional fees and expenses incurred in connection with foreclosure and liquidation or other legal proceedings arising in the course of servicing the mortgage loans.

Credit-Sensitive Loan.  A mortgage loan with certain characteristics such as low borrower credit quality, relaxed original underwriting standards and high LTV, which we believe indicates that the mortgage loan presents an elevated credit risk.

Delinquent Loan.  A mortgage loan that is 30 or more days past due from its scheduled due date.

Department of Veterans Affairs (“VA”).  The VA is a cabinet-level department of the U.S. federal government, which guarantees certain home loans for qualified borrowers.

Distributed Retail Originations.  A type of mortgage loan origination pursuant to which a lender markets primarily purchase money mortgage loans directly to consumers from local branches.

Excess Fees.  In an excess MSR arrangement, the servicing fee cash flows on a portfolio of mortgage loans after payment of the basic servicing fee.

Excess MSRs.  MSRs with a co-investment partner pursuant to which the servicer receives a basic servicing fee and the servicer and co-investment partner share the excess fees. This co-investment strategy reduces the required upfront capital from the servicer.

Fannie Mae.  The Federal National Mortgage Association, a federally chartered association that buys mortgage loans from lenders and resells them as securities in the secondary mortgage market.

Federal Housing Administration (“FHA”).  The FHA is a U.S. federal government agency within the Department of Housing and Urban Development (“HUD”). It provides mortgage insurance on loans made by FHA-approved lenders in compliance with FHA guidelines throughout the United States.

Float Income.  Interest income earned by a servicer on (i) funds collected from borrowers during the period of time between receipt of the funds and the remittance of the funds to investors and (ii) funds collected from borrowers for the payment of taxes and insurance, where applicable.

Freddie Mac.  The Federal Home Loan Mortgage Corporation, a federally chartered corporation that buys mortgage loans from lenders and resells them as securities in the secondary mortgage market.

Ginnie Mae.  The Government National Mortgage Association, a wholly-owned U.S. federal government corporation that is an agency of the Department of Housing and Urban Development. The main focus of Ginnie Mae is to ensure liquidity for U.S. federal government-insured mortgages including those insured by the FHA. Ginnie Mae guarantees to investors who purchase MBS the timely payment of principal and interest. Ginnie Mae securities are the only MBS to carry the full faith and credit guarantee of the U.S. federal government.

Government-Sponsored Enterprise (“GSE”).  Financing corporations established by the U.S. Congress, including Fannie Mae, Freddie Mac and the Federal Home Loan Banks.

High Touch Servicing.  A servicing model that is designed to increase borrower repayment performance with a view towards home ownership preservation and to decrease borrower delinquencies and defaults on mortgage portfolios. This model emphasizes a focus on loss mitigation and frequent interactions with borrowers—via telephone, mail, electronic communications and other personal contact methods.

Home Affordable Modification Program (“HAMP”).  A U.S. federal government program designed to help eligible homeowners avoid foreclosure through mortgage loan modifications. Participating servicers may be entitled to receive financial incentives in connection with loan modifications they enter into with eligible borrowers and subsequent success fees to the extent that a borrower remains current in any agreed upon loan modification.

Home Affordable Refinance Program (“HARP”).  A U.S. federal government program designed to help eligible homeowners refinance their existing mortgage loans. The mortgage must be owned or guaranteed by a GSE, and applicants must be up-to-date on their mortgage payments but unable to obtain refinancing because the value of their homes has declined.

Independent Loan Servicer.  A loan servicer that is not affiliated with a depository institution.

Loan Modification.  Temporary or permanent modifications, including re-modifications, to the terms and conditions of a borrower’s original mortgage loan. Loan modifications are usually made to loans that are in default, or in imminent danger of defaulting.

Loan-to-Value Ratio (“LTV”).  The UPB of a mortgage loan as a percentage of the total appraised value of the property that secures the loan. LTV is one of the key risk factors that originators assess when qualifying borrowers for a mortgage loan. A loan with a low LTV is seen as less of a credit risk than a loan with a high LTV. An LTV over 100% indicates that the UPB of the mortgage loan exceeds the value of the property.

Loss Mitigation.  The range of servicing activities designed by a servicer to minimize the losses suffered by the owner of a mortgage loan in connection with a borrower default. Loss mitigation techniques include short-sales, deed-in-lieu of foreclosures and loan modifications, among other options.

Making Home Affordable Plan (“MHA”).  Also known as the President of the United States’ Homeowner Affordability and Stability Plan. A U.S. federal government program designed to help eligible homeowners avoid foreclosure and keep their homes by refinancing their existing mortgages. MHA loans are available to eligible homeowners with LTVs ratios of up to 125%.

Mortgage Servicing Right (“MSR”).  The right to service a loan or pool of loans and to receive a servicing fee. MSRs may be bought and sold, resulting in the transfer of loan servicing obligations.

Non-Conforming Mortgage Loan.  A mortgage loan that does not meet the standards of eligibility for purchase or securitization by Fannie Mae, Freddie Mac or Ginnie Mae.

Non-Recoverable Advance.  A servicing advance made by a servicer, which will not ultimately be recoverable by the servicer from funds received upon liquidation of the underlying property of the mortgage loan.

Originations.  The process through which a lender provides a mortgage loan to a borrower.

P&I Advance.  A servicing advance to cover scheduled payments of principal and interest that have not been timely paid by borrowers. P&I Advances serve to ensure the cash flows paid to holders of securities issued by the residential MBS trust.

Prepayment Speed.  The rate at which mortgage prepayments occur or are projected to occur. The statistic is calculated on an annualized basis and expressed as a percentage of the outstanding principal balance.

Primary Servicer.  The servicer that owns the right to service a mortgage loan or pool of mortgage loans. This differs from a subservicer, which has a contractual right with the primary servicer to service a mortgage loan or pool of mortgage loans in exchange for a subservicing fee.

Prime Mortgage Loan.  Generally, a high-quality mortgage loan that meets the underwriting standards set by Fannie Mae, Freddie Mac and Ginnie Mae and is eligible for purchase or securitization in the secondary mortgage market. Conventional mortgage loans generally have lower default risk and are made to borrowers with good credit records and a monthly income at least three to four times greater than their monthly housing expenses (mortgage payments plus taxes and other debt payments). Mortgages not classified as conventional mortgages are generally called either jumbo prime, non-prime or Alt-A.

Real Estate Owned (“REO”).  Property acquired by the servicer on behalf of the owner of a mortgage loan or pool of mortgage loans, usually through foreclosure or a deed-in-lieu of foreclosure on a defaulted loan. The servicer or a third party real estate management firm is responsible for selling the REO. Net proceeds of the sale are returned to the owner of the related loan or loans. In most cases, the sale of REO does not generate enough to pay off the balance of the loan underlying the REO, causing a loss to the owner of the related mortgage loan.

Recapture Rate.  For refinance eligible portfolios, the ratio of the UPB of loans re-originated to the UPB of the loans voluntarily paid off by the borrowers over a defined measurement period. The present calculation of the denominator includes borrowers who may have paid off their mortgage by any means including selling their house.

Re-origination.  The process of actively working with existing borrowers to refinance their mortgage loans. By re-originating loans for existing borrowers, we retain the servicing rights, thereby extending the longevity of the servicing cash flows.

Residential Mortgage-Backed Security (“RMBS”).  A fixed income security backed by pools of residential mortgages.

Servicing.  The performance of contractually specified administrative functions with respect to a mortgage loan or pool of mortgage loans. Duties of a servicer typically include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance. A servicer is generally compensated with a specific fee outlined in the contract established prior to the commencement of the servicing activities.

Servicing Advance.  In the course of servicing loans, servicers are required to make servicing advances that are reimbursable from collections on the related mortgage loan. There are typically three types of servicing advances: P&I Advances, T&I Advances and Corporate Advances. Servicing advances are reimbursed to the servicer if and when the borrower makes a payment on the underlying mortgage loan or upon liquidation of the underlying mortgage loan. The types of servicing advances that a servicer must make are set forth in its servicing agreement with the owner of the mortgage loan or pool of mortgage loans.

Servicing Advance Facility.  A secured financing facility backed by a pool of mortgage servicing advance receivables made by a servicer to the owner of a mortgage loan or pool of mortgage loans.

Special Servicers.  Special servicers are responsible for enhancing recoveries on delinquent loans and REO assets. Loans are transferred to a special servicer based on predetermined delinquency or other performance measures.

Subservicing.  Subservicing is the process of outsourcing the duties of the primary servicer to a third party servicer. The third party servicer performs the servicing responsibilities for a fee and is typically not responsible for making servicing advances.

T&I Advance.  A servicing advance to pay specified expenses associated with the preservation of a mortgaged property or the liquidation of defaulted mortgage loans, including but not limited to property taxes, insurance premiums or other property-related expenses that have not been timely paid by borrowers in order for the lien holder to maintain their interest in the property.

Unpaid Principal Balance (“UPB”).  The amount of principal outstanding on a mortgage loan or a pool of mortgage loans. UPB is used as a means of estimating the future revenue stream for a servicer.

Warehouse Facility.  A type of facility used to finance mortgage loan originations. Pursuant to a warehouse facility, a loan originator typically agrees to transfer to a counterparty certain mortgage loans against the transfer of funds by the counterparty, with a simultaneous agreement by the counterparty to transfer the loans back to the originator at a date certain, or on demand, against the transfer of funds from the originator.

Wholesale Originations.  A type of mortgage loan origination pursuant to which a lender acquires refinancing and purchase money mortgage loans from third party mortgage brokers or correspondent lenders.

INDUSTRY

We conduct our business in the residential mortgage industry in the United States. We participate in two distinct, but related, sectors of the mortgage industry: residential mortgage loan servicing, which includes primary servicing and subservicing, and residential mortgage loan originations.

Servicing Industry Overview

According to Inside Mortgage Finance, there were approximately $10.3 trillion in residential mortgage loans outstanding in the United States as of December 31, 2011. Each mortgage loan must be serviced by a loan servicer. Primary servicers, which are loan servicers that own the MSRs they service, generally earn a contractual per loan fee of 25 to 50 basis points per annum on the UPB of loans serviced, as well as incentive fees and associated ancillary fees, such as late fees. Subservicers, which are loan servicers that service loans on behalf of other MSR or mortgage owners, generally receive a contractual per loan fee the equivalent of between 5 to 45 basis points per annum on the UPB of loans serviced. Consequently, a loan servicer can create value for both itself and the mortgage owner and, in the case of a subservicing arrangement, for the owner of the MSRs, by increasing the number of borrowers that remain current in their repayment obligations. Owners may include a lender, third party investor or, in the case of a securitized pool of mortgages, a residential MBS trust.

Loan servicing, including primary servicing and subservicing, predominantly involves the calculation, collection and remittance of principal and interest payments, the administration of mortgage escrow accounts, the collection of insurance claims, the administration of foreclosure procedures, the management of REO and the disbursement of required advances.

In a weak economic and credit environment with elevated delinquencies and defaults, servicing is operationally more challenging and more capital intensive as servicers need to add and train staff to manage the increase in delinquent borrowers. In addition, servicers are generally required to make advances on delinquent mortgage loans for principal and interest payments, taxes, insurance, legal fees and property maintenance fees, all of which are typically recovered upon foreclosure or liquidation. According to CoreLogic, completed foreclosures reached 830,000 in 2011. Furthermore, Fannie Mae estimates that as of December 31, 2010 and September 30, 2011, it had $764 billion and $724 billion of assets, respectively, within its own portfolio with characteristics that we believe make them credit-sensitive.

Mortgage Servicing Functions

Loan servicers play a key role in the residential mortgage market by providing loan servicing functions on behalf of MSR or mortgage owners, including collecting and remitting monthly loan principal and interest payments, taxes and insurance, performing customer service functions and taking active steps to minimize any potential losses associated with borrower delinquencies and defaults.

Primary Servicing

Typically, a primary servicer is contractually obligated to service a mortgage loan in accordance with accepted servicing industry practices as well as applicable regulations and statutes. A primary servicer’s rights and obligations are governed by the pooling and servicing agreement for the underlying loans.

To the extent a borrower does not make a payment, primary servicers are generally required to make advances of principal and interest, taxes, insurance and legal fees until such time as the underlying property is liquidated or the servicer determines that additional advances will not be recoverable from future payments, proceeds or other collections on the mortgage loan. In the event of a foreclosure, primary servicers are entitled to reimbursement of advances from the sale proceeds of the related property, and, if these advances are non-recoverable, from collections on other mortgage loans in the related mortgage pool.

Collection efforts attempt to maximize early contact with late or newly delinquent borrowers, with more focused attention on borrowers of lower credit quality. In addition, primary servicers are responsible for closely managing their collection calls and letter campaigns which are tailored to specific loan products.

Subservicing

A subservicer’s rights and obligations are governed by the subservicing agreement with the third party that owns the related MSRs.

As a result of more timely reimbursement of advances, subservicing is distinct from, and generally requires much less capital than, primary servicing. Subservicers typically are only required to make advances on an intra-month basis. Like primary servicers, in the event of a foreclosure, subservicers are entitled to reimbursement of monthly advances from the sale proceeds of the related property or, if these advances are non-recoverable, from collections on co-pooled mortgage loans. Additionally, subservicers are typically entitled to direct monthly reimbursement from the owner of the MSRs of any shortfall between the aggregate amount advanced by the subservicer and the aggregate amount of reimbursement from the sale proceeds of related property or from the collections on co-pooled mortgage loans.

As with primary servicers, subservicers attempt to maximize early contact with late or newly delinquent borrowers and must closely manage their product-tailored collection calls and letter campaigns.

Loan Servicing Landscape

The Traditional Bank Servicing Model

The majority of loan servicing in the United States is performed by the nation’s money center banks such as Bank of America, Wells Fargo, JPMorgan Chase and Citigroup, which together serviced over 50% of all outstanding mortgage loans on one-to-four-family residences as of December 31, 2011. These traditional bank servicers primarily service conventional, performing mortgages and are most effective at routine account management of portfolios with low delinquencies that require limited interaction with the borrowers, or so-called front-end activities.

The traditional bank servicer model, which was developed to process simple payments and to minimize costs, functioned well in environments characterized by low delinquencies and defaults, and is best described as “traditional servicing.” In the current environment of elevated delinquencies, foreclosures, liquidation proceedings and REO activity, however, traditional servicers are experiencing higher operating costs, and their performance metrics are declining. According to Calculated Risk, from 2007 through 2010, approximately 3.4 million homes were lost to foreclosure. In addition, based on information from the Mortgage Bankers Association, as of December 31, 2011, approximately 7.7% of mortgages in the United States were in the process of foreclosure or were 90 or more days delinquent, representing approximately 3.7 to 3.9 million mortgages.

At the same time, banks are currently under tremendous pressure to exit or reduce their exposure to the servicing business as a result of increased regulatory scrutiny and capital requirements, headline risk associated with sizeable legal settlements and potentially significant earnings volatility.

The High Touch Servicing Model

In contrast to the traditional bank servicer model, the high touch servicer model emphasizes increased borrower contact in an effort to improve loan performance and reduce loan defaults and foreclosures, thereby minimizing credit losses and maximizing cash flows, or so-called back-end activities. In addition to more normalized environments, the high touch servicing model functions well in environments characterized by elevated delinquencies, foreclosures, liquidation proceedings and REO activity. We believe there is a very limited number of servicers such as us that are able to operate both front- and back-end activities effectively in a variety of market environments. Finally, we believe current market opportunities favor and are greatest for servicers of this nature, as compared to traditional, bank-owned servicers.

Servicer Compensation

Loan servicers earn servicing fees through their MSRs and subservicing contracts, as the case may be, and these fees represent the largest source of revenue from loan servicing operations.

Primary Servicer Compensation

By purchasing MSRs, primary servicers generally receive a contractual per loan servicing fee of 25 to 50 basis points per annum on the UPB of the loans serviced. The servicing fees are typically supplemented by incentive fees and ancillary fees. Incentive fees include modification initiation and success fees from the HAMP program and modification or collateral workout related incentives from various pool owners and GSEs. Ancillary fees include late fees, non-sufficient funds fees, convenience fees and interest income earned on loan payments that have been collected but have not yet been remitted to the owner of the mortgage loan.

Primary servicers have additional opportunities to provide value-added services to the owners of the loans they service. These value-added adjacent services include providing services for delinquent loans, managing loans in the foreclosure/REO process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans.

Subservicer Compensation

Under subservicing arrangements, where loan servicers do not pay to acquire MSRs and only have intra-month advancing obligations, the subservicers generally receive a contractual per loan servicing fee the equivalent of between 5 to 45 basis points per annum on the UPB of the loans serviced. As with primary servicers, subservicers typically supplement their subservicing fees through incentive and ancillary fees as well as the provision of adjacent services.

Advances

In the course of servicing delinquent loans, servicers are required to make advances that are reimbursable from collections on the related mortgage loan, or in the event of a non-recoverable advance, from collections on other mortgage loans in the related mortgage pool.

There are generally three types of advances: P&I Advances, T&I Advances and Corporate Advances.

P&I Advances:  Advances to cover scheduled payments of principal and interest that have not been timely paid by borrowers. P&I Advances serve to smooth the cash flows paid to holders of securities issued by the residential MBS trust.

T&I Advances:  Advances to pay specified expenses associated with the preservation of a mortgaged property or the liquidation of defaulted mortgage loans, including, but not limited to, property taxes, insurance premiums or other property-related expenses that have not been timely paid by borrowers.

Corporate Advances:  Advances to pay costs and expenses incurred in loan foreclosure and REO preservation and sale, including attorneys’ and other professional fees and expenses incurred in connection with foreclosure and liquidation or other legal proceedings arising in the course of servicing mortgage loans.

A servicer may decide to stop making P&I Advances prior to liquidation of the mortgage loan if the servicer deems future P&I Advances to be non-recoverable. In this circumstance, T&I Advances and Corporate Advances will likely continue in order to preserve existing value of the mortgage loan and complete the foreclosure and REO sale process.

Servicers of GSE securities are reimbursed by the GSE for their advances upon completion of the foreclosure sale at which point the mortgage loan is repurchased out of the MBS trust by the GSE. Servicers of GSE securities are not responsible for managing REO. Conversely, servicers of non-agency MBS are obligated under the servicing agreement to make advances through liquidation of the related REO.

Advances are non-interest bearing assets. Non-bank servicers typically utilize securitizations or match funded liabilities to finance their advances. The securitizations are generally non-recourse to the servicer, and the advances are financed at a discount to par accounting for the non-interest bearing nature of the asset. Advance rates for securitizations generally range between 70% to 85% depending upon the rating and structure.

In the course of servicing reverse mortgages, servicers are also required to make advances (i) to the borrowers under the mortgage documents; (ii) for property taxes, insurance, field visits, property inspections, legal fees, appraisals, broker price opinions and securing and maintaining the mortgaged property in the event of a foreclosure and subsequent sale; and (iii) of mortgage insurance premiums to HUD. Advances on reverse mortgages are typically greater than advances on forward residential mortgages.

Unlike traditional mortgage borrowers, reverse mortgage borrowers are not required to remit monthly payments of principal and interest to amortize loans or reimburse advances. Borrowers repay advances (with the exception of advances for payment of taxes or insurance) at their discretion. Some borrowers choose to pay down previous advances, but most never make monthly payments. Instead, these advances are reimbursed by the owner of the reverse mortgage securities to the servicer on a weekly or monthly basis or from sale in the market. Servicers are generally responsible for accurately adjusting the interest rates charged for advances made to borrowers.

Industry Dynamics

We believe a number of factors associated with the dislocation in the mortgage industry have led to a supply and demand imbalance in the residential mortgage servicing market, creating a market opportunity for high touch servicers. These factors include:

Elevated delinquencies, defaults, foreclosures and REO

According to CoreLogic, completed foreclosures have increased from 514,000 in 2007 to 830,000 in 2011. The Mortgage Bankers Association forecasts that delinquent loans and loans in foreclosure peaked in early 2010 but will stay elevated for quite some time. Moody’s Analytics projects that home prices will not begin to recover until 2013. In a period of elevated mortgage delinquencies and defaults, servicing becomes operationally more challenging as servicers need to dedicate more resources to manage the higher volume of delinquent borrowers. In the current environment of elevated delinquencies, foreclosures, liquidation proceedings and REO activity, we believe traditional bank servicers will continue to recognize the importance of high touch servicing characterized by a strong emphasis on superior asset performance and loss mitigation expertise, and seek to partner with servicers that they believe can be more effective at minimizing credit losses and maximizing loan performance.

Source: Mortgage Bankers Association, HOPE NOW, CoreLogic, Calculated Risk

Regulatory and legislative factors

We believe banks are currently under tremendous pressure to exit or reduce their exposure to the mortgage servicing business as a result of increased regulatory scrutiny and capital requirements, headline risk associated with sizeable legal settlements and potentially significant earnings volatility. As a result of the severe dislocation in the U.S. housing market and the related fallout, regulatory and legislative attention on the mortgage industry has increased. Numerous legislative and regulatory actions have been proposed, and we believe the following factors will continue to increase compliance costs for the largest servicers and cause many of them to exit or reduce their exposure to the mortgage servicing business.

Increased Capital Requirements	•	Pending Basel III standards impose material capital charges for banks holding mortgage servicing assets

Earnings Volatility	•	QRM provision in the Dodd-Frank Act requires banks to retain risk on balance sheet
	•	Mark-to-market exposure creates earnings volatility
	•	Difficult to hedge variability

“Demonization” of Banking System	•	Signed consent orders with the OCC, the Federal Reserve and the FDIC
	•	Settlement with federal and state agencies
	•	Negotiations with state Attorneys General

Regulatory Scrutiny & Headline Risk	•	Mortgage settlements with RMBS holders
	•	“Robo-signing” headlines
	•	Robust loan put-back from GSEs
	•	Servicing requirements regarding delinquent mortgages

•	Modification of servicing compensation related to Fannie Mae and Freddie Mac loans
•	New regulations from the recently formed CFPB
•	Additional litigation brought by Attorneys General of non-participating states

Additionally, we believe there is a limited number of non-bank servicers such as us who are positioned to capitalize upon these opportunities and provide a high level of service. We believe these factors will continue to drive a separation within the servicing market between front-end and back-end servicing compensation.

Reform of GSEs

On September 7, 2008, FHFA placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and MBS. The U.S. government has expressed interest in reforming and significantly reducing the participation of the GSEs in the residential mortgage market. As a result of their conservatorship and the anticipation of their eventual reduced participation in the residential mortgage market, we believe the GSEs will continue to facilitate servicing transfers to strong, proven servicers with a track record of improving asset performance and mitigating credit losses. We expect these transfers to accelerate as market forces continue to erode portfolio performance. Due to our history of strong asset performance and our long-standing relationships with the GSEs, we believe we are among a very limited number of servicers positioned to acquire additional GSE-controlled servicing.

In addition to the market opportunities that we have identified and we believe will continue to present themselves, numerous government programs and initiatives continue to provide advantages for servicers with loss mitigation expertise. We expect servicers that are flexible and adept at implementing government hardship assistance programs will be rewarded with higher incentive fees and more servicing transfers from the GSEs. In contrast, we expect that, as a part of a recent FHFA initiative, servicers not meeting certain performance benchmarks will be penalized with compensatory fees and potential servicing revocations. We believe these trends favor servicers such as us that have a track record of improving asset performance on the loans they service.

Opportunities under HAMP

In response to the rising level of foreclosures, in February 2009, the U.S. Treasury announced the implementation of HAMP designed to keep borrowers in their homes. HAMP is currently scheduled to expire on December 31, 2013. HAMP provides financial incentives to loan servicers and borrowers to successfully modify qualifying residential mortgages. Under the program, servicers receive an up-front fee of $1,000 for each completed modification and an additional $500 if the loan is current, but are at risk of imminent default while the borrower is in the HAMP trial period, typically a three-month period in which no foreclosure sales can occur and the borrower’s ability to meet the modified loan’s terms and conditions is gauged. Servicers also receive success fees of as much as $1,000 each year for up to three years, which accrue monthly and are paid annually on the anniversary of the month in which the trial period plan was executed. The annual incentives are predicated on the borrower remaining in good standing, meaning that the borrower must not be more than two months delinquent at any time during the year.

Originations Industry Overview

According to Inside Mortgage Finance, total residential mortgage originations in the United States were $1.35 trillion in 2011, a decrease of 17.2% compared to 2010. Of the 2011 originations, approximately 90% were conforming mortgages guaranteed by GSEs, including Fannie Mae and Freddie Mac, or government agencies such as the FHA and the VA. From 2006 to December 31, 2011, the annual aggregate principal balance of newly originated mortgage loans that were either insured or guaranteed by government agencies or sold to GSEs or into government securitizations remained relatively flat at $1.2 trillion.

The U.S. residential mortgage market consists of a primary mortgage market that links borrowers and lenders and a secondary mortgage market that links lenders and investors. In the primary mortgage market, residential mortgage lenders such as mortgage banking companies, commercial banks, savings institutions, credit unions and other financial institutions originate or provide mortgages to borrowers. Lenders obtain liquidity for originations in a variety of ways, including by selling mortgages or mortgage-related securities into the secondary mortgage market. Banks that originate mortgage loans also have access to customer deposits to fund their originations business. The secondary mortgage market consists of institutions engaged in buying and selling mortgages in the form of whole loans, which represent mortgages that have not been securitized, and mortgage-related securities. The GSEs and a government agency, Ginnie Mae, participate in the secondary mortgage market by purchasing mortgage loans and mortgage-related securities for investment and by issuing guaranteed mortgage-related securities.

Loan Originations Process

Residential mortgage loans are generally originated through either a direct retail lending channel or a wholesale mortgage brokerage network.

A direct retail lending channel consists of a centralized retail platform and/or distributed retail branches. A centralized retail platform is a telephone based platform with multiple loan officers in one location. Typical loan originations channels for a direct retail lending network include realtors, homebuilders, credit unions, banks, the Internet and refinances from existing servicing portfolios. In a direct lending retail network, the lender controls all loan originations processes, including sourcing the borrower, taking the application and setting the interest rate, ordering the appraisal and underwriting, processing, closing and funding the loan.

Loans sourced by mortgage brokers are funded by the lender and generally closed in the lender’s name. When originating loans through mortgage brokers, the mortgage broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents and serve as the liaison to the borrower through the lending process. The lender reviews and underwrites the application submitted by the mortgage broker, approves or denies the application, sets the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions required by the lender, funds the loan. Because mortgage brokers conduct their own marketing, employ their own personnel to complete the loan applications and maintain contact with the borrowers, mortgage brokers represent an efficient loan originations channel.

The length of time from the origination or purchase of a mortgage loan to its sale or securitization generally ranges from 10 to 60 days, depending on a variety of factors including loan volume, product type, interest rates and capital markets conditions. An important source of capital for the residential mortgage industry is warehouse lending. These facilities provide funding to mortgage loan originators until the loans are sold to investors in the secondary mortgage loan market.

Types of Mortgage Loans

Mortgage loans generally fall into one of the following five categories: prime conforming mortgage loans, prime non-conforming mortgage loans, government mortgage loans, non-prime mortgage loans and prime second-lien mortgage loans.

Prime Conforming Mortgage Loans:  These are prime credit quality first-lien mortgage loans (i.e. mortgage loans that, in the event of default, have priority over all other liens or claims) secured by single-

family residences that meet or “conform” to the underwriting standards established by Fannie Mae or Freddie Mac for inclusion in their guaranteed mortgage securities programs.

Prime Non-Conforming Mortgage Loans:  These are prime credit quality first-lien mortgage loans secured by single-family residences that either (i) do not conform to the underwriting standards established by Fannie Mae or Freddie Mac, because they have original principal amounts exceeding Fannie Mae and Freddie Mac limits, which are commonly referred to as jumbo mortgage loans, or (ii) have alternative documentation requirements and property or credit-related features (e.g., higher LTV or debt-to-income ratios) but are otherwise considered prime credit quality due to other compensating factors.

Government Mortgage Loans:  These are first-lien mortgage loans secured by single-family residences that are insured by the FHA or guaranteed by the VA and securitized into Ginnie Mae securities.

Non-prime Mortgage Loans:  These are first-lien and certain junior lien mortgage loans secured by single-family residences, made to individuals with credit profiles that do not qualify for a prime loan, have credit-related features that fall outside the parameters of traditional prime mortgage loans or have performance characteristics that otherwise expose us to comparatively higher risk of loss.

Prime Second-Lien Mortgage Loans:  These are open- and closed-end mortgage loans (i.e. mortgage loans that do, in the case of an open-end loan, or do not, in the case of a closed-end loan, allow the borrower to increase the amount of the mortgage at a later time) secured by a second or more junior lien on single-family residences, which include home equity mortgage loans.

Due to the significant stress in the residential mortgage industry experienced over the last few years, underwriting standards have improved. Some of these improvements include the elimination or significant reduction of mortgage affordability products such as no income verification loans, limited or no documentation loans, option adjustable rate mortgage loans and non-owner occupied loans. Also, underwriting standards now include higher minimum credit scores and lower maximum LTVs than were acceptable under past lending practices. These improvements in underwriting standards should lead to improved performance.

BUSINESS

Company Overview

We are a leading high touch non-bank residential mortgage servicer with a broad array of servicing capabilities across the residential mortgage product spectrum. We have been the fastest growing mortgage servicer since 2007 as measured by growth in aggregate unpaid principal balance (“UPB”), having grown 70.2% annually on a compounded basis. As of December 31, 2011, we serviced over 645,000 residential mortgage loans with an aggregate UPB of $106.6 billion (including $7.8 billion of servicing under contract), making us the largest high touch non-bank servicer in the United States. Our clients include national and regional banks, government organizations, securitization trusts, private investment funds and other owners of residential mortgage loans and securities.

We attribute our growth to our strong servicer performance and high touch servicing model, which emphasizes borrower interaction to improve loan performance and minimize loan defaults and foreclosures. We believe our exceptional track record as a servicer, coupled with our ability to scale our operations without compromising servicer quality, have enabled us to add new mortgage servicing portfolios with relatively low capital investment. We are a preferred partner of many large financial organizations, including government-sponsored enterprises (“GSEs”) and other regulated institutions that value our strong performance and also place a premium on our entirely U.S.-based servicing operations. We employ over 2,500 people in the United States and are a licensed servicer in all 50 states.

In addition to our core servicing business, we are one of only a few non-bank servicers with a fully integrated loan originations platform and suite of adjacent businesses designed to meet the changing needs of the mortgage industry. Our originations platform complements and enhances our servicing business by allowing us to replenish our servicing portfolio as loans pay off over time, while our adjacent businesses broaden our product offerings by providing mortgage-related services spanning the life cycle of a mortgage loan. We believe our integrated approach, together with the strength and diversity of our servicing operations and our strategies for growing substantial portions of our business with minimal capital outlays (which we refer to as our “capital light” approach), position us to take advantage of the major structural changes currently occurring across the mortgage industry.

Servicing Industry Dynamics

Mortgage servicers provide day-to-day administration and servicing for loans on behalf of mortgage owners and earn revenues based primarily on the UPB of loans serviced. Servicers collect and remit monthly loan principal and interest payments and provide related services in exchange for contractual servicing fees. Servicers also provide special services such as overseeing the resolution of troubled loans. As the mortgage industry continues to struggle with elevated borrower delinquencies, this special servicing function has become a particularly important component of a mortgage servicer’s role and, we believe, a key differentiator among mortgage servicers.

According to Inside Mortgage Finance, there were approximately $10.3 trillion of U.S. residential mortgage loans outstanding as of December 31, 2011. In the aftermath of the U.S. financial crisis, the residential mortgage industry is undergoing major structural changes that affect the way mortgage loans are originated, owned and serviced. These changes have benefited and should continue to significantly benefit non-bank mortgage servicers. Banks currently dominate the residential mortgage servicing industry, servicing over 90% of all residential mortgage loans as of September 30, 2011. Over 50% of all residential mortgage loan servicing is concentrated among just four banks. However, banks are currently under tremendous pressure to exit or reduce their exposure to the mortgage servicing business as a result of increased regulatory scrutiny and capital requirements, headline risk associated with sizeable legal settlements, as well as potentially significant earnings volatility. Furthermore, banks’ mortgage servicing operations, which have historically been oriented towards payment processing, are often ill-equipped to maximize loan performance through high touch servicing.

As a result of these factors and the overall increased demands on servicers by mortgage owners, mortgage servicing is shifting from banks to non-bank servicers. Already, over the last 18 months, banks have completed servicing transfers on $275 billion of mortgage loans. We believe this represents a fundamental change in the mortgage servicing industry and expect the trend to continue at an accelerated rate in the future. Because the mortgage servicing industry is characterized by high barriers to entry, including the need for specialized servicing expertise and sophisticated systems and infrastructure, compliance with GSE and client requirements, compliance with state-by-state licensing requirements and the ability to adapt to regulatory changes at the state and federal levels, we believe we are one of the few mortgage servicers competitively positioned to benefit from the shift.

Our Business

Residential Mortgage Servicing

Our leading residential mortgage servicing business serves a diverse set of clients encompassing a broad range of mortgage loans, including prime and non-prime loans, traditional and reverse mortgage loans, GSE and government agency-insured loans, as well as private-label loans issued by non-government affiliated institutions. We have grown our residential mortgage servicing portfolio from an aggregate UPB of $12.7 billion as of December 31, 2007 to $106.6 billion as of December 31, 2011 (including $7.8 billion of servicing under contract). Since December 2008, we have added over $104 billion in UPB to our servicing platform through approximately 300 separate transfers from 30 different counterparties (excluding $7.8 billion of servicing under contract). This growth has been funded primarily through internally generated cash flows and proceeds from debt financings.

Our performance record stands out when compared to other mortgage servicers:

•	As of December 2011, a GSE ranked us in the top 5 out of over 1,000 approved servicers in foreclosure prevention workouts.

•	In 2011, we were in the top tier of rankings for Federal Housing Administration-(“FHA”) and Housing and Urban Development-approved servicers, with a Tier 1 ranking (out of four possible tiers).

•	As of December 31, 2011, our delinquency and default rates on non-prime mortgages we service on behalf of third party investors in asset-backed securities (“ABS”) were each 40% lower than the peer group average.

Our high touch, active servicing approach emphasizes increased borrower contact in an effort to improve loan performance and reduce loan defaults and foreclosures, thereby minimizing credit losses and maximizing cash flows for our clients. Where appropriate, we perform loan modifications, often facilitated by government programs such as the Home Affordable Modification Program (“HAMP”), which serve as an effective alternative to foreclosure by keeping borrowers in their homes and bringing them current on their loans. We believe our proven servicing approach and relative outperformance have led large financial institutions, GSEs and government organizations to award major servicing and subservicing contracts to us, often on a repeat basis.

Our systems and infrastructure play a key role in our servicing success. Through careful monitoring and frequent direct communication with borrowers, we are able to quickly identify potential payment problems and work with borrowers to address issues efficiently. To this end, we leverage our proprietary processing, loss mitigation and caller routing systems to implement a single point of contact model for troubled loans that ensures smooth and prompt communication with borrowers, consistent with standards imposed on the largest bank servicers by the Office of the Comptroller of the Currency (the “OCC”), the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”). Our core systems are scalable to multiples of our current size.

We service loans as the owner of mortgage servicing rights (“MSRs”), which we refer to as “primary servicing,” and we also service loans on behalf of other MSR or mortgage owners, which we refer to as “subservicing.” As of December 31, 2011, our primary servicing and subservicing portfolios represented 46.4% and 53.6%, respectively, of our total servicing portfolio (excluding $7.8 billion of servicing under contract).

Primary Servicing

Primary servicers act as servicers on behalf of mortgage owners and directly own the MSRs, which represent the contractual right to a stream of cash flows (expressed as a percentage of UPB) in exchange for performing specified mortgage servicing functions and temporarily advancing funds to cover payments on delinquent and defaulted mortgages.

We have grown our primary servicing portfolio to $45.8 billion in UPB as of December 31, 2011 (excluding $7.8 billion of servicing under contract) from $12.7 billion in UPB as of December 31, 2007, representing a compound annual growth rate of 37.8%. We plan to continue growing our primary servicing portfolio principally by acquiring MSRs from banks and other financial institutions under pressure to exit or reduce their exposure to the mortgage servicing business. As the servicing industry paradigm continues to shift from bank to non-bank servicers at an increasing pace, we believe there will be a significant opportunity to increase our market share of the servicing business.

We acquire MSRs on a standalone basis and have also developed an innovative model for investing on a capital light basis by co-investing with financial partners in “excess MSRs.” Excess MSRs are the servicing fee cash flows (“excess fees”) on a portfolio of mortgage loans after payment of a basic servicing fee. In these transactions, we provide all servicing functions in exchange for the basic servicing fee, then share the excess fee with our co-investment partner on a pro rata basis. Through December 31, 2011, we added

$10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future.

Subservicing

Subservicers act on behalf of MSR or mortgage owners that choose to outsource the loan servicing function. In our subservicing portfolio, we earn a contractual fee per loan we service. The loans we subservice often include pools of underperforming mortgage loans requiring high touch servicing capabilities. Many of our recent subservicing transfers have been facilitated by GSEs and other large mortgage owners that are seeking to improve loan performance through servicer upgrades. Subservicing represents another capital light means of growing our servicing business, as subservicing contracts are typically awarded on a no-cost basis and do not require substantial capital.

We have grown our subservicing portfolio to $53.0 billion in UPB as of December 31, 2011 by completing 290 transfers with 26 counterparties since we entered the subservicing business in August 2008. We expect to enter into additional subservicing arrangements as mortgage owners seek to transfer credit stressed loans to high touch subservicers with proven track records and the infrastructure and expertise to improve loan performance.

Adjacent Businesses

We operate or have investments in several adjacent businesses which provide mortgage-related services that are complementary to our servicing and originations businesses. These businesses offer an array of ancillary services, including providing services for delinquent loans, managing loans in the foreclosure/real estate owned (“REO”) process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans. We offer these adjacent services in connection with loans we currently service, as well as on a third party basis in exchange for base and/or incentive fees. In addition to enhancing our core businesses, these adjacent services present an opportunity to increase future earnings with minimal capital investment, including by expanding the services we provide to large banks and other financial institutions seeking to outsource these functions to a third party.

Originations

We are one of only a few non-bank servicers with a fully integrated loan originations platform to complement and enhance our servicing business. In 2011, we originated approximately $3.4 billion of loans, up from $2.8 billion in 2010. We originate primarily conventional agency (GSE) and government-insured residential mortgage loans and, to mitigate risk, typically sell these loans within 30 days while retaining the associated servicing rights.

A key determinant of the profitability of our primary servicing portfolio is the longevity of the servicing cash flows before a loan is repaid or liquidates. Our originations efforts are primarily focused on “re-origination,” which involves actively working with existing borrowers to refinance their mortgage loans. By re-originating loans for existing borrowers, we retain the servicing rights, thereby extending the longevity of the servicing cash flows, which we refer to as “recapture.” We recaptured 35.4% of the loans we service that were refinanced or repaid by the borrower during 2011 and our goal for 2012 is to achieve a recapture rate of over 55%. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio.

With our in-house originations capabilities, we believe we are better protected against declining servicing cash flows as we replace servicing run-off through new loan originations or retain our servicing portfolios through re-origination. In addition, our re-origination strategy allows us to generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market.

Our Strengths

We believe our servicing platform, coupled with our originations and adjacent businesses, position us well for a variety of market environments. The following competitive strengths contribute to our leading market position and differentiate us from our competitors:

Top Performing Preferred Servicing Partner

Through careful monitoring and frequent direct communication with borrowers, our high touch, high-quality servicing model allows us to improve loan performance and reduce loan defaults and foreclosures, thereby minimizing credit losses and maximizing cash flows for our clients. In recognition of our performance, as of December 2011, a GSE ranked us in the top 5 out of over 1,000 approved servicers in foreclosure prevention workouts. Our demonstrated ability to achieve strong results and relative outperformance, as well as our entirely U.S.-based servicing operations, have made us a preferred partner of large financial institutions, GSEs and government organizations, which have awarded major servicing and subservicing contracts to us, often on a repeat basis.

Scalable Technology and Infrastructure

Our highly scalable technology and infrastructure have enabled us to manage rapid growth over the past several years while maintaining our high servicing standards and enhancing loan performance. We have made significant investments in loan administration, customer service, compliance and loss mitigation, as well as in employee training and retention. Our staffing, training and performance tracking programs, centralized in the Dallas/Fort Worth, Texas area, have allowed us to expand the size of our servicing team while maintaining high quality standards. With our core systems scalable to multiples of our current size, we believe our infrastructure positions us well to take advantage of structural changes in the mortgage industry. Because the mortgage servicing industry is characterized by high barriers to entry, we also believe we are one of the few mortgage servicers competitively positioned to benefit from existing and future market opportunities.

Track Record of Efficient Capital Deployment

We have an established track record of deploying capital to grow our business. For example, since December 2008, we have effectively used capital from internally generated cash flows and proceeds from debt financings to add over $104 billion in UPB to our servicing platform (excluding $7.8 billion of servicing under contract). In addition, we employ capital light strategies, including our innovative strategy for co-investment in excess MSRs with financial partners as well as subservicing arrangements, to add new mortgage servicing portfolios with relatively low capital investment. Through December 31, 2011, we added $10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future, while also evaluating subservicing arrangements as mortgage owners seek to transfer credit stressed loans to high touch subservicers in order to improve loan performance. We believe that our experience of efficiently deploying capital for growth puts us in a strong position to manage future growth opportunities.

Attractive Business Model with Strong Recurring Revenues

Banks are under tremendous pressure to exit or reduce their exposure to the mortgage servicing business, and GSEs are looking for strong mortgage servicers as the mortgage industry continues to struggle with elevated borrower delinquencies. As the shift from bank to non-bank servicers accelerates, we believe there will be a significant opportunity for us to achieve growth on attractive terms. Our senior management team has already demonstrated its ability to identify, evaluate and execute servicing portfolio acquisitions. We have developed an attractive business model to grow our business and generate strong, recurring, contractual fee-based revenue with minimal credit risk. These revenue streams provide us with significant capital to grow our business organically.

Integrated Originations Capabilities

As one of only a few non-bank servicers with a fully integrated loan originations platform, we are often able to extend the longevity of our servicing cash flows through loan refinancings. We recaptured 35.4% of the loans we service that were refinanced or repaid by the borrower during 2011 and our goal for 2012 is to achieve a recapture rate of over 55%. Because, in general, refinanced loans subsequently refinance more slowly and default less frequently than many currently outstanding loans, these refinancings also typically improve the overall quality of our primary servicing portfolio. We believe our in-house originations capabilities allow us to generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market.

Strong and Seasoned Management Team

Our senior management team is comprised of experienced mortgage industry executives with a track record of generating financial and operational improvements. Our current Chief Executive Officer has been with us for more than a decade and has managed the company through the most recent economic downturn and through multiple economic cycles. Several members of our management team have held senior positions at other residential mortgage companies. Our senior management team has demonstrated its ability to adapt to changing market conditions and has developed a proven ability to identify, evaluate and execute successful portfolio and platform acquisitions. We believe that the experience of our senior management team and its management philosophy are significant contributors to our operating performance.

Growth Strategies

We expect to drive future growth in the following ways:

Grow Residential Mortgage Servicing

We expect to grow our business primarily by adding to our residential mortgage servicing portfolios through MSR acquisitions and subservicing transfers. Over the last 18 months, banks and other financial institutions have completed a significant number of MSR sales and subservicing transfers, and we expect an even greater number over the next 18 months. We are continuously reviewing, evaluating and, when attractive, pursuing MSR sales and subservicing transfers, and we believe we are well-positioned to compete effectively for these opportunities. We believe our success in this area has been, and will continue to be, driven by our strong servicer performance, as well as by the systems and infrastructure we have implemented to meet specific client requirements.

Pursue Capital Light Servicing Opportunities

We intend to pursue capital light strategies that will allow us to grow our MSR and subservicing portfolios with minimal capital outlays. Within our subservicing portfolio, since August 2008, we have grown our servicing UPB to $53.0 billion with no capital outlays. Many of our recent subservicing transfers have been facilitated by GSEs and other large mortgage owners and we expect to leverage our relationships to complete additional subservicing transfers as mortgage owners seek to transfer credit stressed loans to high touch servicers through subservicing arrangements. Within our MSR portfolio, we have developed an innovative strategy for co-investing on a capital light basis in excess MSRs with financial partners. Through December 31, 2011, we added $10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future. We anticipate that these capital light strategies will allow us to significantly expand our mortgage servicing portfolio with reduced capital investment.

Expand Originations to Complement Servicing

We also expect our originations platform to play an important role in driving our growth and, in particular, enhancing the profitability of our servicing business. As one of only a few non-bank servicers with a fully integrated loan originations platform, we originate new GSE-eligible and FHA-insured loans for sale into the securitization market and retain the servicing rights associated with those loans. More importantly, we re-originate loans from existing borrowers seeking to take advantage of improved loan terms, thereby extending the longevity of the related servicing cash flows, which increases the profitability and the credit quality of the servicing portfolio. Through our originations platform, we generate additional loan servicing more cost-effectively than MSRs can otherwise be acquired in the open market. Finally, we facilitate borrower access to government programs designed to encourage refinancings of troubled or stressed loans, improving overall loan performance. We believe this full range of abilities makes us a more attractive counterparty to entities seeking to transfer servicing to us, and we expect it to contribute to the growth of our servicing portfolio.

Meet Evolving Needs of the Residential Mortgage Industry

We expect to drive growth across all of our businesses by being a solution provider to a wide range of financial and government organizations as they navigate the structural changes taking place across the mortgage industry. With banks under pressure to reduce their exposure to the mortgage market, with the U.S. government under pressure to address its large mortgage exposure and with weak market conditions contributing to elevated loan delinquencies and defaults, we expect there to be numerous compelling situations requiring our expertise. We believe the greatest opportunities will be available to servicers with the proven track record, scalable infrastructure and range of services that can be applied flexibly to address different organizations’ needs. To position ourselves for these opportunities, since 2010 we have expanded our business development team and hired a dedicated senior executive whose primary role is to identify, evaluate, and enhance acquisition and partnership opportunities across the mortgage industry, including with national and regional banks, mortgage and bond insurers, private investment funds and various government agencies. We have also expanded and enhanced our loan transfer, collections and loss mitigation infrastructure in order to be able to accommodate substantial additional growth. We expect these efforts to position us to be a key participant in the long term restructuring and recovery of the mortgage sector.

Our Operations

Residential Mortgage Servicing

We are a leading high touch non-bank residential mortgage servicer with a broad array of servicing capabilities across the residential mortgage product spectrum. We service loans as the owner of MSRs, which we refer to as “primary servicing,” and we also service loans on behalf of other MSR or mortgage owners, which we refer to as “subservicing.” The servicing portfolio consists of acquired MSRs, subservicing transferred from various third parties and loans originated by our integrated originations platform.

We service these loans using a high touch servicing model designed to improve loan performance and reduce loan defaults and foreclosures. Certain of the loans underlying the MSRs that we own are credit sensitive in nature and the value of these MSRs is more likely to be affected by changes in credit losses than by interest rate movement. The remaining loans underlying our MSRs are prime agency and government conforming residential mortgage loans for which the value of these MSRs is more likely to be affected by interest rate movement than changes in credit losses.

As of December 31, 2011, we serviced over 645,000 residential mortgage loans with an aggregate UPB of $106.6 billion (including $7.8 billion of servicing under contract). As of December 31, 2011, our primary servicing and subservicing portfolios represented 46.4% and 53.6%, respectively, of our total servicing portfolio (excluding $7.8 billion of servicing under contract). The table below indicates the portion of our servicing portfolio that is primary servicing and subservicing, as well as the portion of our primary servicing portfolio that is credit sensitive and interest rate sensitive at and for the periods indicated. Our subservicing portfolio is assumed to be credit sensitive in nature.

	December 31,
	2008	2009	2010	2011
	(in millions)

Servicing Portfolio
Primary Portfolio
Unpaid principal balance (by investor):
Credit Sensitive Loans
GSE/FHA	$10,227	$22,897	$19,675	$26,541
RMBS	9,415	8,390	7,519	6,803

Total Credit Sensitive Loans	19,642	31,287	27,194	33,344
Interest Sensitive Loans-GSE/FHA	1,700	1,584	7,210	12,473

Total Primary Portfolio	21,342	32,871	34,404	45,817
Subservicing Portfolio
Unpaid principal balance (by investor):
Special Servicing	—	793	4,078	9,238
GSE/FHA	—	—	25,694	31,280
RMBS	—	—	—	12,470

Total Subservicing Portfolio	—	793	29,772	52,988
Servicing under contract	—	—	—	7,781

Total Servicing Portfolio	$21,342	$33,664	$64,176	$106,586

		(in thousands)
Summary Financial Data:
Total revenue	$74,601	$100,133	$182,842	$255,476
Net income	14,718	7,502	14,230	22,083

The table below provides detail of the characteristics and key performance metrics of our servicing portfolio at and for the periods indicated.

	December 31,
	2008	2009	2010	2011(2)
	(in millions, except for average loan amount and loan count)

Loan count—servicing	159,336	230,615	389,172	596,011
Ending unpaid principal balance	$21,342	$33,664	$64,176	$98,805
Average unpaid principal balance	$12,775	$25,799	$38,653	$81,491
Average loan amount	$133,943	$145,977	$164,904	$165,788
Average coupon	7.49%	6.76%	5.74%	5.43%
Average FICO credit score	588	644	631	627
60+ delinquent (% of loans)(1)	13.1%	19.9%	17.0%	14.7%
Total prepayment speed (12 month constant pre-payment rate)	16.2%	16.3%	13.3%	13.4%

(1)	Loan delinquency is based on the current contractual due date of the loan. In the case of a completed loan modification, delinquency is based on the modified due date of the loan.

(2)	Characteristics and key performance metrics of our servicing portfolio for the year ended December 31, 2011 exclude approximately $7.8 billion of reverse residential mortgage loans for which we entered into an agreement to acquire the MSRs in December 2011 and closed in January 2012.

     Our Servicing Model

Our servicing business produces strong recurring, contractual fee-based revenue with minimal credit risk. Servicing fees are primarily based on the aggregate UPB of the loans serviced and the payment structure varies by loan source and type. For loans that we do not originate, the services we provide and the fees we receive vary depending on our agreement with the owner of the mortgage loan or the owner of the MSR, as the case may be. These include differences in rate of servicing fees as a percentage of UPB and in the structure of advances. For a more detailed description of advances, see “Industry—Servicing Industry Overview.”

Our high touch servicing model emphasizes individual default specialist accountability for loan performance, which we refer to as “credit loss ownership,” and loss mitigation practices to improve loan performance and reduce loan defaults and foreclosures. We seek to ensure that each loan that we service is paid in accordance with its terms. In circumstances where the borrower is, or is at risk of becoming, delinquent or in default, we employ both industry standard and proprietary strategies to work proactively with borrowers in an effort to avoid foreclosure by keeping borrowers in their homes and bringing them current on their loans. We refer to this frequent interaction with borrowers—via phone, Internet, mailings, and personal contact methods—as high touch servicing. Our high touch servicing model and operating culture have proven especially valuable in the current environment characterized by elevated borrower delinquencies.

To ensure a customer-centric focus, we have separate account resolution and foreclosure prevention groups for each type of mortgage owner for which we service loans. We maintain centralized loan administration and default management groups, which provide services to all customers.

We are dedicated to a culture of customer service and credit loss ownership for our servicing employees. We hire recent college graduates and train them in the mortgage servicing business by systematically rotating them through a variety of our business teams. Our new employees initially work on performing loans and loans that are less than 30 days past due. After gaining experience in this environment, we train our employees in the more challenging 60 and 90 day delinquent categories, where we particularly emphasize a culture of ownership and accountability.

To select the best resolution option for a delinquent loan, we perform a structured analysis of all options using information provided by the borrower as well as external data. We use recent broker price opinions, automated valuation models and other methods to value the property. We then determine the option with the best expected outcome for the owner of the mortgage loan. Where appropriate, we perform modifications, often facilitated by government programs such as HAMP. In the current environment, such loan modifications often provide a better outcome for owners of mortgage loans than foreclosure. We believe that our high touch servicing model is more effective in keeping borrowers in their homes and bringing them current on their loans. This is a win-win situation for the owners of mortgage loans or MSRs, as the case may be, as well as for the borrowers that we serve. We conducted over 29,000 loan modifications in 2011 as compared to over 41,000 in 2010. The majority of loans modified were delinquent, although we modified some performing loans proactively under the American Securitization Forum guidelines. Although the most common term modified is the interest rate, some modifications also involve the forbearance or rescheduling of delinquent principal and interest. Of the loans we modified in 2011, over 10,000 were modified pursuant to the Making Home Affordable plan (“MHA”). Under the MHA, we receive an annual financial incentive for up to four years, provided certain conditions are met. At the same time, we forego uncollected late fees incurred in the year of modification for each qualifying loan modification.

The GSEs act as a source of liquidity for the secondary mortgage market and contract with various independent servicers to service their mortgage loan portfolio. In transactions with the GSEs, we are required to follow specific guidelines that impact the way we service and originate mortgage loans including:

•	our staffing levels and other servicing practices;

•	the servicing and ancillary fees that we may charge;

•	our modification standards and procedures; and

•	the amount of advances that are reimbursable.

In December 2009, we entered into a strategic relationship with a GSE, which contemplates, among other things, significant MSRs and subservicing transfers to us upon terms to be determined. Under this arrangement, if certain delivery thresholds have been met, the GSE may require us to establish an operating division or newly created subsidiary with separate, dedicated employees within a specified timeline to service the loans underlying the MSRs or subservice the MSRs underlying the subservicing transfers. After a specified time period, the GSE may purchase the subsidiary at an agreed upon price.

Our Servicing Portfolio

Our servicing portfolio consists of MSRs we retain from loans that we originate; MSRs we acquire from third party investors, including in transactions facilitated by GSEs, such as Fannie Mae and Freddie Mac; and MSRs we manage through subservicing contracts with third party investors. Our loan servicing operations are located in Lewisville, Texas. In October 2011, we entered into an operating sublease agreement for approximately 53,000 square feet of office space in Houston, Texas, which we plan to use as we continue to grow our servicing business.

The loans we service have typically been securitized—meaning that the originator of the loan has pooled the loan together with multiple other loans and then sold securities to third party investors that are secured by loans in the securitization pool. We typically service loans that have been securitized pursuant to one of two arrangements: as a primary servicer or as a subservicer.

Primary Servicing

As a primary servicer, we service loans by purchasing the MSRs from the mortgage owner or retaining the MSRs related to the loans we originate. Pursuant to our servicing arrangements, we generally receive a contractual per loan fee between approximately 25 to 50 basis points annually on the UPB, with a weighted average across our servicing portfolio of approximately 31 basis points.

The servicing fees are typically supplemented by incentive fees and ancillary fees. Incentive fees include modification initiation and success fees from HAMP and modification or collateral workout related incentives from various pool owners and GSEs. Ancillary fees include late fees, non-sufficient funds fees, convenience fees and interest income earned on loan payments that have been collected but have not yet been remitted to the owner of the mortgage loan, or “float.”

In addition to acquiring MSRs on a standalone basis, we have also developed an innovative model for investing on a capital light basis by co-investing with financial partners in excess MSRs. In these transactions, we provide all servicing functions in exchange for the basic servicing fee, then share the excess fee with our co-investment partner on a pro rata basis.

A key determinant of the profitability of our primary servicing portfolio is the longevity of the servicing cash flows before a loan is repaid or liquidates. As one of only a few non-bank servicers with an integrated originations platform, we are often able to extend the longevity of the servicing cash flows through loan refinancings by retaining the servicing rights of the loans we re-originate. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio.

As a primary servicer, we have additional opportunities to provide an array of adjacent services, including providing services for delinquent loans, managing loans in the foreclosure/REO process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans for a base or incentive fee. See “—Adjacent Businesses.”

As of December 31, 2011, our primary servicing portfolio consisted of loans with an aggregate UPB of $45.8 billion, representing 46.4% of our total servicing portfolio (excluding $7.8 billion of servicing under contract). We have grown our primary servicing portfolio to $45.8 billion in UPB as of December 31, 2011 (excluding $7.8 billion of servicing under contract) from $12.7 billion in UPB in 2007, representing a compound annual growth rate of 37.8%.

The charts below illustrate the composition of our primary servicing portfolio by type and product as of December 31, 2011.

As set forth in the chart below, our primary servicing portfolio is diversified with respect to geography. As of December 31, 2011, 56.3% of the aggregate UPB of the loans we service were secured by properties located in the ten largest states by population. Therefore, we are not as susceptible to local and regional real estate price fluctuations as primary servicers whose portfolios are more concentrated in a single state or region.

Subservicing

Alternatively, we may enter into a subservicing agreement with MSR or mortgage owners pursuant to which we agree to service the loans on behalf of such MSR or mortgage owners. Under such subservicing arrangements, where we do not pay to acquire the MSRs and only have intra-month advance obligations, we generally receive a contractual per loan fee the equivalent of between 5 to 45 basis points annually on the UPB.

As with our primary servicing arrangements, we typically supplement our subservicing fees through incentive and ancillary fees as well as the provision of adjacent services. See “—Adjacent Businesses.”

As of December 31, 2011, our subservicing portfolio consisted of loans with an aggregate UPB of $53.0 billion, representing 53.6% of our total servicing portfolio (excluding $7.8 billion of servicing under contract). Since we entered the subservicing business in August 2008, we have grown our subservicing portfolio to $53.0 billion as of December 31, 2011.

The charts below illustrate the composition of our subservicing portfolio by type and product as of December 31, 2011.

As set forth in the chart below, our subservicing portfolio is diversified with respect to geography. As of December 31, 2011, 51.3% of the aggregate UPB of the loans we subservice were secured by properties located in the ten largest states by population. Therefore, we are not as susceptible to local and regional real estate price fluctuations as subservicers whose portfolios are more concentrated in a single state or region.

Adjacent Businesses

We operate or have investments in several adjacent businesses which provide mortgage-related services that are complementary to our servicing and originations businesses. These businesses offer an array of ancillary services, including providing services for delinquent loans, managing loans in the foreclosure/REO process and providing title insurance agency, loan settlement and valuation services on newly originated and re-originated loans. We offer these adjacent services in connection with loans we currently service, as well as on a third party basis in exchange for base and/or incentive fees. In addition to enhancing our core businesses, these adjacent services present an opportunity to increase future earnings with minimal capital investment, including by expanding the services we provide to large banks and other financial institutions seeking to outsource these functions to a third party.

Key Drivers of Profitability

The following key factors drive the amount of profit we generate from our servicing operations.

Aggregate UPB:  Servicing fees are usually earned as a percentage of UPB or a per loan amount and growth in the UPB of a portfolio means growth in servicing fees. Additionally, a larger servicing portfolio generates increased ancillary fees and leads to larger custodial balances that generate greater float income. A larger servicing portfolio also drives increases in expenses, including additional interest expense to finance the servicing advances as the size of our portfolio increases.

In addition, servicers of GSE-insured loans collect servicing fees only on performing loans while servicers of non-GSE residential mortgage-backed securities (“MBS”) are entitled to servicing fees on both performing loans and delinquent loans. The servicing fee relating to delinquent loans is accrued and paid from liquidation proceeds ahead of the reimbursement of advances. The aggregate UPB from which we earn fees thus depends partly on the relative number of non-performing GSEs we have in our portfolio. Because our high touch active servicing approach emphasizes increased borrower contact, we believe we can effectively minimize the percentage of such non-performing loans and therefore maximize the UPB from which we earn servicing fees.

Stability and longevity of servicing cash flows:  We are able to generate servicing fees by extending the longevity of our serving cash flows. Prepayment speed, which is the measurement of how quickly UPB is reduced, thus significantly affects our profitability. Items reducing UPB include normal monthly principal payments, refinancings, voluntary property sales and involuntary property sales such as foreclosures or short sales. Prepayment speed impacts future servicing fees, fair value of servicing rights, float income, interest expense on advances and compensating interest expense. When prepayment speed increases, our servicing fees decrease faster than projected due to the shortened life of a portfolio. The converse is true when prepayment speed decreases.

Prepayment speed affects our float income as well. Decreased prepayment speed typically leads to our holding lower float balances before remitting payoff collections to the investor and lower float income due to a lower invested balance. Lower prepayments have been associated with higher delinquency rates, higher advance balances and interest expense.

In addition, as one of only a few non-bank servicers with an integrated originations platform, we are often able to extend the longevity of the servicing cash flows through loan refinancings by retaining the servicing rights of the loans we re-originate. Because the refinanced loans typically have lower interest rates or lower monthly payments, and in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio.

Ability to add new servicing business:  We seek to increase the size of our servicing portfolio in several ways. We increase our primary servicing portfolio by acquiring MSRs, either on a standalone basis or by co-investing with financial partners in “excess MSRs”. We also grow our subservicing portfolio by entering into additional subservicing arrangements with MSR or mortgage owners.

In addition, we have highly scalable technology and infrastructure, which have enabled us to manage rapid growth over the past several years while maintaining our high servicing standards and enhancing loan performance. We have made significant investments in loan administration, customer service, compliance and loss mitigation, as well as in employee training and retention. In addition, our staffing, training and performance tracking programs, centralized in the Dallas/Fort Worth, Texas area, have allowed us to expand the size of our servicing team while maintaining high quality standards.

Cost of servicing:  Our profitability is inversely proportional to our cost of servicing. As a result, we actively manage our servicing costs in order to maximize profitability. However, several factors affect our servicing costs.

Delinquent loans are more expensive to service than performing loans because our cost of servicing is higher and, although credit losses are generally not a concern for our financial results, our advances to investors increase, which results in higher financing costs. Performing loans include those loans that are current or have been delinquent for less than 30 days in accordance with their original terms and those loans on which borrowers are making scheduled payments under loan modifications, forbearance plans or bankruptcy plans. We consider all other loans to be delinquent.

When borrowers are delinquent, the amount of funds that we are required to advance to the owners of the loans on behalf of the borrowers increases. While the collectability of advances is generally not an issue, we do incur significant costs to finance those advances. We intend to utilize both securitization and revolving credit facilities to finance our advances. As a result, increased delinquencies result in increased interest expense.

The cost of servicing delinquent loans is higher than the cost of servicing performing loans primarily because the loss mitigation techniques that we employ to keep borrowers in their homes are more costly than the techniques used in handling a performing loan. When loans are performing, we have limited interaction with the borrowers, and relatively low-cost customer service personnel conduct most of the interaction. Once a loan becomes delinquent, however, we must employ our loss mitigation capabilities to work with the borrower to return the loan to performing status. These procedures involve increased contact with the borrower and the development of forbearance plans, loan modifications or other techniques by highly skilled consultants with higher compensation. On those occasions when loans go into foreclosure, we incur additional costs related to both coordinating the work of local attorneys to represent us in the foreclosure process and employing specialists to service the real estate and manage the sale of those foreclosed properties on behalf of our investors. A significant increase in delinquencies would cause us to increase our activities in these areas resulting in increased operating expenses.

Our high touch servicer model, which seeks to improve loan performance and reduce loan defaults and foreclosures, allows us to minimize the additional costs associated with such defaults and foreclosures.

Capital efficiency:  Our ability to use our capital efficiently in managing growth is also a significant driver of our profitability. We employ capital light strategies, including our innovative strategy for co-investment in excess MSRs with financial partners as well as subservicing arrangements, to add new mortgage servicing portfolios with relatively low capital investment. Through December 31, 2011, we added $10 billion of loan servicing through excess MSRs and expect to continue to deploy this co-investment strategy in the future, while also evaluating subservicing arrangements as mortgage owners seek to transfer credit stressed loans to high touch servicers to improve loan performance.

Servicing Organization

The servicing organization is comprised of four primary functional areas as detailed below.

Loan Administration:  The loan administration area includes the customer service, payment processing, loan accounting, escrow, taxes and insurance and document administration groups. The customer service group is primarily responsible for handling borrower inquiries including date of last payment, date of next payment due, arranging for a payment, refinance assistance and standard escrow and balance questions. In December 2011, the customer service group managed over 125,000 calls and service inquiries. The payment processing group is responsible for posting borrower payments and managing any payment-related issues. The majority of the borrower payments are posted electronically via our lock-box operation, Western Union, Automated Clearing House or web-based payments. The loan accounting group manages the payoff of loans. The escrow, taxes and insurance group manage all escrow balances and the external vendors we utilize for property insurance and tax tracking. The document administration group manages the lien release process upon the payoff of a loan and the tracking of loan documents for new originations.

Account Resolution:  The account resolution group is responsible for early stage collections (borrowers who are 1 to 59 days delinquent). For accounts where payments are past due but not yet delinquent (less than 30 days past due), we use a behavioral scoring methodology to prioritize our borrower calling efforts. The key drivers of behavioral score are payment pattern behavior (i.e., if the borrower historically has made their payment on the 5th of each month and that pattern changes more attention will be paid to the borrower) and updated credit scores. For accounts 31 to 59 days delinquent, default specialists are assigned individual accounts and are charged with making contact with the delinquent borrower to understand the reason for delinquency and attempt to collect a payment or work on an alternative solution. In the account resolution group, we use a combination of predictive dialer technology and account level assignments to contact the borrowers. The primary objective of this group is to reduce delinquency levels.

Foreclosure Prevention:  The foreclosure prevention group, commonly referred to in the industry as loss mitigation, is responsible for late stage collections (borrowers who are 60 or more days delinquent). The primary focus of this group is reducing delinquency levels. All accounts in this group are assigned to individual default specialists loss mitigators. The primary role of the default specialist loss mitigator is to contact the borrower and understand the reasons for the borrower’s delinquency and the borrower’s desire and ability to stay in their house. The foreclosure prevention group performs most of our government and other loan modifications.

Default Management:  The default management area includes the foreclosure, bankruptcy, REO and claims processing groups. The foreclosure group manages accounts involved in the foreclosure process. In the late stage delinquency status, we will initiate foreclosure proceedings in accordance with state foreclosure timelines. Accounts in the foreclosure group are assigned to foreclosure specialists based on a state-specific assignment. The primary focus of the foreclosure group is to perform the foreclosure process in accordance with the state timelines. Any account which has filed for bankruptcy is assigned to a bankruptcy specialist who will administer the bankruptcy plan proceedings in accordance with applicable law and in conjunction with an outsourcing firm. The REO group manages properties within the servicing portfolio that have completed the foreclosure process. We use both internal and external resources to manage the disposition of the REO properties. The primary goal of the REO team is to dispose of the property within an acceptable timeframe at the lowest possible loss.

Originations

We are one of only a few non-bank servicers with a fully integrated loan originations platform. We are licensed to originate residential mortgage loans in all the 48 contiguous states plus Alaska and the District of Columbia and have obtained all required federal approvals to originate FHA, Department of Veterans Affairs (“VA”) and conventional loans. We originate primarily conventional agency and government conforming residential mortgage loans, which we either sell to other secondary market participants, referred to as conduits, or securitize through the issuance of Fannie Mae, Freddie Mac or Ginnie Mae bonds. As such, we minimize any credit or interest rate risk by not retaining loans on our balance sheet for more than approximately 30 days beyond funding. As set forth in the table below, originations volumes have increased significantly as we have expanded our conventional market footprint.

	Year Ended December 31,
	2008	2009	2010	2011
	(in millions)

Originations Volume:
Retail	$538	$1,093	$1,608	$2,200
Wholesale	4	386	1,184	1,212

Total Originations	$542	$1,479	$2,792	$3,412

	(in thousands)
Summary Financial Data:
Total revenue	$22,574	$55,593	$84,540	$123,540
Net income (loss)	(7,590)	8,884	662	23,696

We view our originations platform as an important tool to complement and enhance our servicing business. A key determinant of the profitability of our primary servicing portfolio is the longevity of the servicing cash flows before a loan is repaid or liquidates. Our originations efforts are primarily focused on ‘‘re-origination,” which involves actively working with existing borrowers to refinance their mortgage loans. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio. In addition, our re-origination strategy allows us to generate additional loan servicing more cost-effectively than the MSRs can otherwise be acquired in the open market. Finally, with our in-house originations capabilities, we believe we are better protected against declining servicing cash flows as we replace servicing run-off through new loan originations or retain our servicing portfolios through re-origination. While our originations business is profitable on a standalone basis, we believe its primary value is to stabilize and enhance our loan servicing cash flows.

Our Originations Platform

We originate loans through our Consumer Direct Retail channel and our Wholesale channel. Our largest channel is our Consumer Direct Retail channel, which operates as a centralized call center. Our second largest channel, the Wholesale channel, involves brokers sourcing borrowers for us. In 2011, we reduced the footprint of our traditional retail branch network by closing offices in non-strategic locations (Alabama, Tennessee, Vermont and Massachusetts). Our remaining retail branches in Texas and the Midwest are focused on building our core relationships with builders and realtors. Our strategy enables us to diversify and grow our originations in all interest rate cycles without becoming overly reliant on any single segment of the mortgage loan market.

We originate purchase money loans and refinance existing loans, including those that we service. Our strategy is to mitigate the credit, market and interest rate risk from loan originations by either selling newly originated loans or placing them in GSEs or government securitizations. We typically sell new loans within 30 days of origination, and we do not expect to hold any of the loans that we currently originate on our balance sheet on a long-term basis. At the time of sale, we have the option to retain the MSRs on loans we originate.

Our originations capability differentiates us from other non-bank, high touch loan servicers without an integrated originations platform by:

•	providing us with an organic source of new loans to service, as existing loans are repaid or otherwise liquidated, more cost-effectively than MSRs can otherwise be acquired in the open market;

•	providing an attractive complement to servicing by allowing us to modify and refinance mortgage loans, including loans that we service;

•	creating a diversified source of revenue that we believe better protects us against declining servicing cash flows; and

•	building brand recognition.

Originations Organization

Each of our loan originations channels has dedicated operations, support and fulfillment functions, including processing, underwriting, closing and shipping, which are primarily performed at our offices in Lewisville, Texas. As part of our efforts to manage credit risk and enhance operating efficiencies, the underwriting, closing, funding and shipping for all of our originations channels are managed centrally. Centralizing these functions enables us to control loan quality, loan processing times, cost and, ultimately, borrower satisfaction. Our two mortgage loan originations channels are discussed in more detail below:

Consumer Direct Retail Originations

In 2011, our largest originations channel was our Consumer Direct Retail channel. We employ a single centralized call center strategy leveraging multiple potential borrower lead sources. In our Consumer Direct Retail channel, each sales team typically consists of between 10 and 12 mortgage professionals managed by a sales leader. Three to four sales leaders report to a senior vice president responsible for the specific lead source.

Our primary divisions within our Consumer Direct Retail channel are Renewal, New Customer Acquisition, and Partner Plus. Each division specializes in meeting the needs of their specific target borrowers.

This strategy provides a flexible organizational structure capable of shifting to new opportunities quickly. The three divisions of our Consumer Direct Retail channel are as follows:

Renewal:  Focuses on retaining current borrowers in our servicing portfolio and utilizes an integrated approach with our Servicing Segment to capture borrowers who either qualify to refinance their current mortgage or who take action indicating they may be paying off their loan. The Renewal teams receive leads for borrowers from telemarketing, live transfers and scheduled callbacks from Customer Service and website programs.

New Customer Acquisition:  Focuses on generating new mortgage business from prospective borrowers. We use credit bureau modeling to identify borrowers who are likely to be in the market for and likely to qualify to refinance their existing mortgage loan. Marketing channels include telemarketing, direct marketing, Internet lead aggregators, credit bureau triggers such as mortgage inquiries and website programs.

Partner Plus:  Focuses on serving the needs of strategic and joint marketing clients who, in many cases, do not have the originations capabilities to provide refinancing for their own portfolios. Currently, we are providing originations services to several servicers without originations capability. In many instances, these alliances involve providing certain incentives for the borrower to refinance, such as the payment of closing fees. These programs typically begin with a direct mail announcement of the relationship followed by direct marketing campaigns to increase borrower responses. This channel also offers REO financing for us and our partners through a centralized platform in Lewisville, Texas.

Wholesale Originations

The primary business strategy of the Wholesale channel is to acquire high-quality servicing at a reduced price through a network of non-exclusive relationships with various approved mortgage companies and mortgage brokers. The Wholesale channel is comprised of five sales regions throughout the United States, each staffed with a regional sales manager, and three centralized sales regions that operate out of our offices in Lewisville, Texas. Each region generally has 8 to 12 account executives whose primary responsibility is to source and service mortgage brokers. We provide a variety of conforming conventional mortgage loans to our brokers to allow them to better service their borrowers.

Mortgage brokers identify applicants, help them complete a loan application, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms, and fund the loan upon acceptance by the borrower and satisfaction of all conditions to the loan. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through our Wholesale channel with proportionately lower increases in overhead costs compared with the costs of increasing loan volume in loan originations through our retail channels.

New brokers are sourced through our account executives, industry trade shows forums and our website. The broker approval process is critical to maintaining a high quality network of brokers. Brokers must meet various requirements and must complete the broker application package, provide evidence of appropriate state licenses, articles of incorporation, financial statements, resumes of key personnel and other information as needed. The Wholesale operations team reviews all submitted materials to determine whether the broker should be approved. The broker application is reviewed and investigated by our quality control and risk management department before final approval is provided. The process is designed to ensure that borrowers we acquire through our Wholesale channel are working with reputable and legitimate mortgage brokers.

Our ongoing investment in technology has allowed us to provide our broker network with the ability to obtain instantaneous online loan decisions, product options and corresponding pricing. We believe that the utility and convenience of online loan decisions and product options are a value-added service that has and will continue to solidify our business relationships. In addition, our website provides our brokers with loan status reports, product guidelines, loan pricing, interest rate locks and other added features. We expect to continue to adapt web-based technologies to enhance our one-on-one relationships with our brokers.

Technology

In the vast majority of cases, our key, critical systems are hosted, managed and maintained by our in-house Information Technology team. Our key systems consist of a combination of vendor developed applications as well as internally developed proprietary systems. On our most critical vendor developed applications (OPUS, XpressQual, TMO, LSAMS, FORTRACS, and Equator) we maintain license rights to the source code to enable in-house customization of these systems to meet our business needs in a time effective manner.

Servicing

For our Servicing Segment, our system of record is LSAMS, which we use for all loan accounting functions, claims functions and supports our Customer Service functions. Our early stage account collection efforts are focused and prioritized through the use of ESP, our proprietary early delinquency score model, used to identify higher risk accounts. Our collections and loss mitigation efforts are supported by Remedy, a proprietary default management system which, along with our proprietary Net Present Value engine and our proprietary Property Valuation Management system, enables our loan resolution personnel to guide our borrowers to the optimal economic workout alternative based on the unique factors of each borrower’s situation. For our foreclosure and bankruptcy processes, we use the FORTRACS system, which integrates with the Lendstar system to enable online communications and case tracking with our attorney network. For properties whereby we complete foreclosure and take them into REO status, we utilize the web-based REO management system REOTrans to manage the marketing and disposition of our owned real estate. To support our Investor Reporting functions, we use a combination of systems that include LSAMS and Lewtan ABS, a vendor hosted system. We also have a website, www.NationstarMtg.com, that is a fully automated system to apply and process mortgage loan applications and that our existing borrowers can access to receive information on their account. Information on, or accessible through, our website is not a part of this prospectus.

Originations

The critical systems that support our loan originations activities include:

•	MLS (Marketing Lead System), our proprietary marketing lead system which routes, tracks and delivers leads to our loan officers, who we refer to as our mortgage professionals;

•	OPUS, a web-based point-of-sale system that provides product eligibility and pricing to our retail sales force;

•	TMO, our loan originations system used for loan processing, underwriting and closing;

•	XpressQual, a web-based point-of-sale system that provides product eligibility and pricing to our wholesale brokers and allows them to submit loans to us online;

•	www.NationstarBroker.com, our website for wholesale brokers to receive information on our products and services;

•	CLASS, our proprietary system used to manage our sales relationships and licensing of our wholesale brokers;

•	ODE, a rules-based pricing and eligibility engine that is integrated with OPUS, XpressQual and TMO;

•	High Cost Fee Engine, our proprietary compliance fee engine that enforces both federal and local high cost and fee limits throughout the loan originations process; and

•	CLT (Compliance License Tracker), our proprietary system that maintains and tracks all mortgage professionals’ locational licensing to ensure that leads and applications are only processed by properly licensed mortgage professionals.

For our Consumer Direct Retail channel, the loan originations process starts when a lead is imported (or accepted) into our Marketing Lead System (MLS), a propriety system that our mortgage professionals use to manage the initial borrower contact process. Once a mortgage professional has made contact with a potential borrower, the mortgage professional moves the lead into OPUS, our web-based point-of-sale system. Here, our mortgage professionals capture the necessary loan application information, obtain credit reports to determine full product eligibility and establish pricing to facilitate the sales process. Once our mortgage professionals have helped our borrowers determine the program and pricing that meets their needs, the loan application is transferred into TMO, our loan originations system where we complete the loan process, underwrite the loan, prepare the closing documents and complete the loan process.

For our Wholesale originations channel, we provide our brokers a web-based point of sale system, XpressQual, to use to access product eligibility and pricing and to submit loans online. We also use TMO in this channel for the processing, underwriting and closing functions. Through XpressQual, our brokers have access to a web-based portal where they can upload their loan applications to determine product eligibility and loan pricing. Once they select a program and price, the broker is able to submit the file to us for processing as well as lock the rate using XpressQual. As in our retail originations channels, once submitted for processing, the file is transferred into TMO to verify the application information, clear conditions, underwrite and close the loan. Supporting OPUS, XpressQual and TMO, we also utilize a vendor developed rules-based pricing and eligibility engine called ODE as well as a proprietary compliance fee engine that enforces high cost and fee limits throughout the entire originations process. There is also a Compliance License Tracker system that maintains and tracks all mortgage professional and location level licensing. All systems are fully integrated and share information to ensure complete, up-to-date and accurate information for reporting purposes. To protect our business in the event of disaster, we have implemented a disaster recovery data facility in a co-location in Irving, Texas where we maintain near real-time replication of all critical servicing systems and data.

Employees

As of December 31, 2011, we had a total of 2,599 employees, all of whom are based in the United States. None of our employees are members of any labor union or subject to any collective bargaining agreement and we have never experienced any business interruption as a result of any labor dispute. Our employees are allocated among our business functions as follows:

•	62% are in our Servicing Segment;

•	25% are in our Originations Segment; and

•	13% are in support functions, including Human Resources, Accounting and other corporate functions.

In our Servicing Segment, we hire recent college graduates and teach them our high touch servicing model. Our loan servicers and debt default specialists follow a training program in which they first service performing loans and slightly delinquent loans. As they gain experience, they service more delinquent loans and assume increased personal responsibility for servicing a certain set of loans and contacting certain borrowers. In our Originations Segment, we hire experienced conventional mortgage originators and provide them with training to acclimate them to us, as well as compliance and regulatory training.

Regulation

Our business is subject to extensive federal, state and local regulation. Our loan originations, loan servicing and debt collection operations are primarily regulated at the state level by state licensing authorities and administrative agencies. Because we do business in all fifty states and the District of Columbia, we, along with certain of our employees who engage in regulated activities, must apply for licensing as a mortgage banker or lender, loan servicer and/or debt default specialist, pursuant to applicable state law. These state licensing requirements typically require an application process, processing fees, background checks and administrative review. Our servicing operations center in Lewisville, Texas is licensed (or maintains an appropriate statutory exemption) to service mortgage loans in all fifty states and the District of Columbia. Our retail loan originations channel is licensed to originate loans in at least the states in which it operates, and our direct originations channel is licensed to originate loans in the 48 contiguous states plus Alaska and the District of Columbia. From time to time, we receive requests from states and other agencies for records, documents and information regarding our policies, procedures and practices regarding our loan originations, loan servicing and debt collection business activities, and undergo periodic examinations by state regulatory agencies. We incur significant ongoing costs to comply with these licensing requirements.

While the U.S. federal government does not primarily regulate loan originations, the federal Secure and Fair Enforcement for Mortgage Licensing Act of 2008 requires all states to enact laws that require all U.S. sales representatives to be individually licensed or registered if they intend to offer mortgage loan products. These licensing requirements include enrollment in the Nationwide Mortgage Licensing System, application to state regulators for individual licenses, a minimum of 20 hours of pre-licensing education, an annual minimum of eight hours of continuing education and the successful completion of both national and state exams.

In addition to licensing requirements, we must comply with a number of federal consumer protection laws, including, among others:

•	the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters;

•	the Fair Debt Collection Practices Act, which regulates the timing and content of debt collection communications;

•	the Truth in Lending Act and Regulation Z thereunder, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the credit history of consumers;

•	the Equal Credit Opportunity Act and Regulation B thereunder, which prohibit discrimination on the basis of age, race and certain other characteristics, in the extension of credit;

•	the Homeowners Protection Act, which requires the cancellation of mortgage insurance once certain equity levels are reached;

•	the Home Mortgage Disclosure Act and Regulation C thereunder, which require financial institutions to report certain public loan data;

•	the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics; and

•	Regulation AB under the Securities Act, which requires certain registration, disclosure and reporting for MBS.

We must also comply with applicable state and local consumer protection laws, which may impose more comprehensive and costly restrictions than the regulations listed above. In a response to the decline in the housing market and the increase in foreclosures, many local governments have extended the time period necessary prior to initiating foreclosure proceedings, which prevent a servicer or trustee, as applicable, from exercising any remedies they might have in respect of liquidating a severely delinquent mortgage loan in a timely manner.

On February 7, 2012, the Financial Crimes Enforcement Network (“FinCEN”) finalized regulations that require non-bank residential mortgage lenders and originators to establish anti-money laundering programs and file suspicious activity reports as FinCEN requires of other types of financial institutions. The final rule was published in the Federal Register on February 14, 2012 and will be effective 60 days thereafter.

On May 28, 2009, we voluntarily entered into an agreement to actively participate as a loan servicer in HAMP, which enables eligible borrowers to avoid foreclosure through a more affordable and sustainable loan modification made in accordance with HAMP guidelines, procedures, directives and requirements. Loan modifications pursuant to HAMP may include a rescheduling of payments or a reduction in the applicable interest rates and, in some cases, a reduction in the principal amount due. Under HAMP, subject to a program participation cap, we, as a servicer, will receive an initial incentive payment of up to $1,500 for each loan modified in accordance with HAMP subject to the condition that the borrower successfully completes a trial modification period. In addition, provided that a HAMP modification does not become 90 days or more delinquent, we will receive an incentive of up to $1,000. As of December 31, 2011, over 24,000 loans with a UPB of $4.9 billion after modification had been modified through HAMP. HAMP is currently scheduled to expire on December 31, 2013.

On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the United States. The Dodd-Frank Act includes, among other things: (1) the creation of a Financial Stability Oversight Council to identify emerging systemic risks posed by financial firms, activities and practices, and to improve cooperation among federal agencies; (2) the creation of the Bureau of Consumer Financial Protection (“CFPB”) authorized to promulgate and enforce consumer protection regulations relating to financial products; (3) the establishment of strengthened capital and prudential standards for banks and bank holding companies; (4) enhanced regulation of financial markets, including derivatives and securitization markets; (5) amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards, and prepayment considerations. On July 21, 2011, the CFPB obtained enforcement authority pursuant to the Dodd-Frank Act and began official operations. On October 13, 2011, the CFPB issued guidelines governing how the agency supervises mortgage transactions, which involves sending examiners to banks and other institutions that service mortgages to assess whether consumers’ interests are protected. On January 11, 2012, the CFPB issued guidelines governing examination procedures for bank and non-bank mortgage originators. The exact scope of and applicability of many of these requirements to us are currently unknown, as the regulations to implement the Dodd-Frank Act generally have not yet been finalized. These provisions of the Dodd-Frank Act and actions by the CFPB could increase our regulatory compliance burden and associated costs and place restrictions on certain originations and servicing operations, all of which could in turn adversely affect our business, financial condition or results of operations.

On April 13, 2011, the federal agencies overseeing certain aspects of the mortgage market, the OCC, the Federal Reserve and the FDIC, entered into enforcement consent orders with 14 of the largest mortgage servicers in the United States regarding foreclosure practices. The enforcement consent orders require the servicers, among other things, to: (1) promptly correct deficiencies in residential mortgage loan servicing and foreclosure practices; (2) make significant modifications in practices for residential mortgage loan servicing and foreclosure processing, including communications with borrowers and limitations on dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (3) ensure that foreclosures are not pursued once a mortgage has been approved for modification and establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; and (4) establish robust oversight and controls pertaining to their third party vendors, including outside legal counsel, that provide default management or foreclosure services. While these enforcement consent orders are considered not to be preemptive of the state actions, it is currently unclear how state actions and proceedings will be affected by the federal consents.

On February 9, 2012, federal and state agencies announced a $25 billion settlement with five large banks that resulted from investigations of foreclosure practices. As part of the settlement, the banks have agreed to comply with various servicing standards relating to foreclosure and bankruptcy proceedings, documentation of borrowers’ account balances, chain of title, and evaluation of borrowers for loan modifications and short sales as well as servicing fees and the use of force-placed insurance. The settlement also provides for certain financial relief to homeowners.

On September 1, 2011 and November 10, 2011, the New York State Department of Financial Services entered into agreements regarding mortgage servicing practices with seven financial institutions. The additional requirements provided for in these agreements will increase operational complexity and the cost of servicing loans in New York. Other servicers, including us, could be required to enter into similar agreements. In addition, other states may also require mortgage servicers to enter into similar agreements.

On December 1, 2011, the Massachusetts Attorney General filed a lawsuit against five large mortgage providers alleging unfair and deceptive business practices, including the use of so-called “robo-signers.” In response, one of the mortgage providers has halted most lending in Massachusetts.

We, among others in our industry, received a subpoena from the New York State Department of Financial Services dated January 18, 2012, requesting the production of documents related to lender placed insurance, also known as “force-placed insurance,” business. We have and are continuing to provide responsive documents.

Although we are not a party to the above enforcement consent orders, and settlements, we could become subject to the terms of the consent orders and settlements if (1) we subservice loans for the servicers that are parties to the enforcement consent orders and settlements; (2) the agencies begin to enforce the consent orders and settlements by looking downstream to our arrangement with certain mortgage servicers; (3) the mortgage servicers for which we subservice loans request that we comply with certain aspects of the consent orders and settlements; or (4) we otherwise find it prudent to comply with certain aspects of the consent orders and settlements. In addition, the practices set forth in such consent orders and settlements may be adopted by the industry as a whole, forcing us to comply with them in order to follow standard industry practices, or may become required by our servicing agreements. While we have made and continue to make changes to our operating policies and procedures in light of the consent orders and settlements, further changes could be required, and changes to our servicing practices will increase compliance costs for our servicing business, which could materially and adversely affect our financial condition or results of operations.

Competition

In our Servicing Segment, we compete with large financial institutions and with other independent servicers. Our ability to differentiate ourselves from other loan servicers through our high touch servicing model and culture of credit loss ownership largely determines our competitive position within the mortgage loan servicing industry.

In our Originations Segment, we compete with large financial institutions and local and regional mortgage bankers and lenders. Our ability to differentiate the value of our financial products primarily through our mortgage loan offerings, rates, fees and customer service determines our competitive position within the mortgage loan originations industry.

Seasonality

Our Originations Segment is subject to seasonal fluctuations, and activity tends to diminish somewhat in the months of December, January and February, when home sales volume and loan originations volume are at their lowest. This typically causes seasonal fluctuations in our Originations Segment’s revenue. Our Servicing Segment is not subject to seasonality.

Intellectual Property

We use a variety of methods, such as trademarks, patents, copyrights and trade secrets, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures.

Properties

Our principal executive headquarters is located in Lewisville, Texas. At our main campus in Lewisville, Texas, we lease two buildings containing an aggregate of approximately 201,000 square feet of general office space, pursuant to two leases, both of which are currently due to expire in the first half of 2014. In addition to serving as our principal executive headquarters, our main Lewisville campus houses a portion of our servicing operations and all of our Consumer Direct Retail originations platform. We also own a parcel of undeveloped land at our campus location which can be used for future expansion.

We lease an additional approximately 40,000 square feet of space in Lewisville, Texas, which is currently due to expire in August 2013. This building houses our wholesale loan originations platform and some administrative support functions. We also maintain two separate leases of approximately 83,000 and 80,000 square feet at another location in Lewisville, Texas, which are currently due to expire in March 2017. In October 2011, we entered into an operating sublease agreement for approximately 53,000 square feet of office space in Houston, Texas, which will expire in November 2014, which we plan to use to tap into the ample human capital resources available in the market while we continue to grow our servicing business.

As of December 31, 2011, we had seven Distributed Retail branch leases. Our typical Distributed Retail branch office is between 1,200 and 3,000 square feet with lease terms of five years or less.

We have one lease of approximately 80,000 square feet on property located in Parsippany, New Jersey which we no longer utilize and which is being actively marketed for disposal. Additionally, we have leases on 18 locations that we no longer utilize. These leases are for square footage ranging from approximately 120 square feet to 4,100 square feet and expire at various dates through June 2014.

Legal Proceedings

We are routinely and currently involved in legal proceedings concerning matters that arise in the ordinary course of our business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. An adverse result in governmental investigations or examinations, or private lawsuits, including purported class action lawsuits, could have a material adverse effect on our financial results. In addition, a number of participants in our industry, including us, have been the subject of purported class action lawsuits and regulatory actions by state regulators, and other industry participants have been the subject of actions by states’ Attorneys General. Although we believe that we have meritorious legal and factual defenses to the lawsuits in which we are currently involved, the ultimate outcomes with respect to these matters remain uncertain. Litigation and other proceedings may require that we pay settlement costs, legal fees, damages, penalties or other charges, which could adversely affect our financial results. In particular, ongoing and other legal proceedings brought under state consumer protection statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities and that could have a material adverse effect on our liquidity and financial position.

Governmental investigations, both state and federal, can be either formal or informal. The costs of responding to the investigations can be substantial. In addition, government-mandated changes to servicing practices could lead to higher costs and additional administrative burdens, in particular, those regarding record retention and informational obligations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of Nationstar Mortgage Holdings Inc. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position

Wesley R. Edens	50	Chairman and Director
Jay Bray	45	Director, President, Chief Executive Officer and Chief Financial Officer
Robert H. Gidel	60	Director
Roy Guthrie	58	Director
Brett Hawkins	48	Director
Michael D. Malone	58	Director
Robert Appel	51	Executive Vice President of Servicing
Douglas Krueger	43	Executive Vice President of Capital Markets
Amar Patel	40	Executive Vice President of Portfolio Investments
Lisa Rogers	48	Executive Vice President of Originations
Anthony W. Villani	55	Executive Vice President and General Counsel

In February 2012, we appointed Dave C. Hisey as Chief Financial Officer and Harold Lewis as President and Chief Operating Officer. Mr. Hisey and Mr. Lewis assumed their respective positions on February 27, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General—Recent Developments.” As of that date, Jay Bray will continue to serve as Chief Executive Officer.

Wesley R. Edens was appointed to our board in 2012. He has been Co-Chairman of the board of directors of Fortress, an affiliate of our Initial Stockholder, since August 2009. From 2006 to 2009, he was Chairman of the board of directors of Fortress. He has also been a member of the Management Committee of Fortress since co-founding Fortress in 1998. He is responsible for Fortress’s private equity and publicly traded alternative investment businesses. He is also Chairman of the board of directors of each of Aircastle Limited, Brookdale Senior Living Inc., Eurocastle Investment Limited, Florida East Coast Railway Corp., GateHouse Media, Inc., Mapeley Limited, Newcastle Investment Corp. and RailAmerica, Inc. and a director of GAGFAH S.A., Penn National Gaming Inc., Springleaf Finance Corporation and Springleaf Finance Inc. Mr. Edens was Chief Executive Officer of Global Signal Inc., a real estate investment trust, from February 2004 to April 2006 and Chairman of its board of directors from October 2002 to January 2007. Mr. Edens also previously served on the boards of the following publicly traded company and registered investment companies: Crown Castle Investment Corp. (merged with Global Signal Inc.) from January 2007 to July 2007; Fortress Brookdale Investment Fund LLC, from August 13, 2000 (deregistered with the Securities and Exchange Commission (“SEC”) in March 2009); Fortress Pinnacle Investment Fund, from July 24, 2002 (deregistered with the SEC in March 2008); Fortress Investment Trust II, from July 2002 (deregistered with the SEC in January 2011); and RIC Coinvestment Fund LP, from May 10, 2006 (deregistered with the SEC in June 2009). Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens holds a B.S. in Finance from Oregon State University. Mr. Edens has extensive credit, private equity finance and management expertise, extensive experience as an officer and director of public companies and deep familiarity with Nationstar, and we believe he is qualified to serve on our board.

Jay Bray was appointed to our board in 2012. He has also served as our President and Chief Executive Officer since 2012 and as our Chief Financial Officer since 2011. Mr. Bray has also served as the President of Nationstar Mortgage LLC since July 2011, as the Chief Executive Officer of Nationstar Mortgage LLC since October 2011, as the Chief Financial Officer of Nationstar Mortgage LLC since he joined Nationstar in May 2000, as a Manager of Nationstar Mortgage LLC since October 2011, and as a Director of Nationstar Capital Corporation since March 2010. Mr. Bray has over 22 years of experience in the mortgage servicing and originations industry. From 1988 to 1994, Mr. Bray worked with Arthur Andersen in Atlanta, Georgia, where he served as an audit manager from 1992 to 1994. From 1994 to 2000, Mr. Bray held a variety of leadership roles at Bank of America and predecessor entities, where he managed the Asset Backed Securitization process for mortgage-related products, developed and implemented a secondary execution strategy and profitability plan and managed investment banking relationships, secondary marketing operations and investor relations. Additionally, Mr. Bray led the portfolio acquisition, pricing and modeling group. Mr. Bray holds a B.A.A. in Accounting from Auburn University and is a Certified Public Accountant in the State of Georgia. As a result of his service as Nationstar Mortgage LLC’s Chief Financial Officer for over 11 years, as well as his over 22 years of experience in the mortgage industry, Mr. Bray possesses a deep understanding of our business and the mortgage industry and we believe he is qualified to serve on our board.

Robert H. Gidel was appointed to our board in 2012. He has been a principal in Liberty Partners, LLC, a company that invests in both private and publicly traded real estate and finance focused operating companies, since 1998. He has also been a member of the board of directors and the chairman of the compensation committee of Developers Diversified Realty, a real estate investment trust, since 1999. Mr. Gidel has also served as Chairman of the board of directors of LNR Property Holdings, a private multi-asset real estate company, from 2005 until 2007. Until January 2007, Mr. Gidel was also a member of the board of directors and lead director of Global Signal Inc., a real estate investment trust. He has been a trustee of Fortress Registered Investment Trust and a director of Fortress Investment Fund II, LLC since 1999, both of which are registered investment companies. From 1996 until 2005, Mr. Gidel was the independent member of the investment committee of the Lone Star Funds I, II, III, IV and V. Mr. Gidel was also a member of the board of directors of U.S. Restaurant Properties, Inc. until 2005 and a member of the board of directors of American Industrial Properties Real Estate Investment Trust until 2001. Mr. Gidel holds a B.S.B.A. in Finance Insurance and Real Estate from the Warrington College of Business at the University of Florida. Mr. Gidel has extensive expertise in real estate finance as well as wide-ranging prior experience as a director, and we believe he is qualified to serve on our board.

Roy A. Guthrie was appointed to our board in 2012. He has also been a member of the board of directors and a member of the audit committee of Bluestem Brands, Inc. since 2010. He is also a member of the board of directors of Garrison Capital, LLC and Enova International, Inc. From 2005 to 2012, he served as Executive Vice President of Discover Financial Services, where he also served as Chief Financial Officer from 2005 to 2011 and as Treasurer from 2009 to 2010. Prior to joining Discover Financial Services, Mr. Guthrie was President and Chief Executive Officer of CitiFinancial International, LTD, a Consumer Finance Business of Citigroup, from 2000 to 2004, and he served on Citigroup’s Management Committee throughout this period. Mr. Guthrie was also Chief Financial Officer of Associates First Capital Corporation from 1996 to 2000, while it was a public company, and he served as a member of its board from 1998 to 2000. Mr. Guthrie holds a B.A. in Economics from Hanover College and an M.B.A. from Drake University. Mr. Guthrie has valuable expertise in consumer finance as well as extensive experience as an officer and director of public companies, and we believe he is qualified to serve on our board.

Brett Hawkins was appointed to our board in 2012. He co-founded GGL Global Gaming, a private video game, social networking, and digital content distribution platform, in 2004, and has served on the board of GGL’s parent corporation, Professional Interactive Entertainment, Inc., since its founding. Mr. Hawkins previously served as Vice President for Finance of DVDExpress.com, Inc. and President of its successor,

Express Media Group, an early e-commerce business selling DVDs, video games, and peripherals. In March 2001, DVDExpress.com, Inc. filed a voluntary petition in the United States Bankruptcy Court, seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code. Mr. Hawkins has also held senior management positions at UBS/Warburg Dillon Read, where from 1997 to 1999 he was a Managing Director overseeing European Principal Finance, BlackRock Capital Finance, where from 1996 to 1997 he was Director of European Acquisitions & Operations, Lehman Brothers, where from 1994 to 1996 he was an Executive Director of Lehman Brothers International Europe and from 1993 to 1994 a Senior Vice President at Lehman Brothers Inc., and Salomon Brothers Inc., where from 1988 to 1993 he was a Vice President of Mortgage Trading with responsibility for Whole Loan CMO Business. Mr. Hawkins holds a B.B.A. in Finance and an M.B.A. in Finance, both from the University of Wisconsin - Madison. Mr. Hawkins has extensive experience in finance as well as valuable knowledge of the mortgage finance industry, Internet-based sales and customer service platforms, and we believe he is qualified to serve on our board.

Michael D. Malone was appointed to our board in 2012. He is a member of the Compensation Committee and the Audit Committee of Morgans Hotel Group Co. and has been one of its directors since January 2008. From February 2008 until February 2012, he served as a Managing Director of Fortress, an affiliate of our Initial Stockholder, where he was in charge of the Charlotte, North Carolina office and responsible for the business of the capital formation group in the southeast and southwest regions of the United States. Mr. Malone retired from Bank of America in November 2007, after nearly 24 years of service as Senior Executive Banker and Managing Director. Over those years Mr. Malone worked in and ran a number of investment banking businesses for the bank and its subsidiary, Banc of America Securities, including real estate, gaming, lodging, leisure, and the financial sponsors businesses. Mr. Malone holds a B.S. in General Studies from the University of Kentucky. Mr. Malone has valuable experience in both finance and real estate, and we believe he is qualified to serve on our board.

Robert Appel is our Executive Vice President of Servicing and has served in such capacity since 2011. He holds the same position at Nationstar Mortgage LLC and has served in this capacity since joining Nationstar in February 2008. Mr. Appel has over 21 years of experience in the mortgage industry and five years of public accounting experience. From 1985 to 1990, he served as an audit manager with Ernst and Young LLP. From 1990 to 1992, he held a position as Vice President of Control for Tyler Cabot Mortgage Securities Fund, a NYSE listed bond fund. From 1992 to 1999, Mr. Appel held a position at Capstead Mortgage where he started a master servicing organization and later became Senior Vice President of Default Management for Capstead’s primary servicer. From 1999 to 2003, he was Managing Director of GMAC’s Master Servicing operation. From 2003 to 2005, Mr. Appel was Chief Executive Officer of GMAC’s United Kingdom mortgage lending business. From 2005 to 2008, he served as Servicing Manager of GMAC’s $100 billion non-prime residential servicing platform. Mr. Appel holds a B.S., cum laude, in Business Control Systems from the University of North Texas and was formerly a Certified Public Accountant, Certified Financial Planner and a former member of the Freddie Mac Default Advisory Group.

Douglas Krueger is our Executive Vice President of Capital Markets and has served in such capacity since 2011. He holds the same position at Nationstar Mortgage LLC and has served in this capacity since joining Nationstar in February 2009. Mr. Krueger has over 20 years of experience in the mortgage industry. For five years, Mr. Krueger held various senior leadership roles with CitiMortgage managing the secondary marketing and master servicing areas. Mr. Krueger also served as Senior Vice President with Principal Residential Mortgage for 13 years. Mr. Krueger holds a B.B.A. from the University of Iowa and has earned the Chartered Financial Analyst designation.

Amar Patel is our Executive Vice President of Portfolio Investments and has served in such capacity since 2011. He holds the same position at Nationstar Mortgage LLC and has served in this capacity since joining Nationstar in June 2006. Mr. Patel has over 19 years of experience in the mortgage industry. From 1993 to 2006, Mr. Patel held various management roles at Capstead Mortgage Corporation, last serving as Senior Vice President of Asset and Liability Management. Mr. Patel holds a B.B.A. in Finance and Mathematics from Baylor University and an M.B.A. from Southern Methodist University.

Lisa A. Rogers is our Executive Vice President of Originations and has served in such capacity since 2012. She holds the same position at Nationstar Mortgage LLC. Ms. Rogers has over 18 years of leadership experience in the mortgage industry. Prior to joining Nationstar in September 2011, Ms. Rogers was Senior Vice President, National Wholesale Operations and Support Manager for Wells Fargo Home Mortgage. Ms. Rogers had been with Wells Fargo since 1993 in a variety of roles including production risk management and strategic development. Ms. Rogers is a Master Certified Mortgage Banker and a graduate of both the School of Mortgage Banking and the Mortgage Bankers Association Future Leaders Program. Ms. Rogers is a past instructor of the School of Mortgage Banking.

Anthony W. Villani is our Executive Vice President and General Counsel and has served in such capacity since 2012. Pending regulatory approval, he will also hold the same position at Nationstar Mortgage LLC, which he joined in October 2011 as an Executive Vice President. Prior to joining Nationstar, Mr. Villani was Vice President and Associate General Counsel of Goldman, Sachs & Co. where he served as the managing attorney for Litton Loan Servicing LP, a Goldman Sachs company, from June 2008 until September 2011. He has also served as Executive Vice President and General Counsel of EMC Mortgage Corporation, a wholly-owned subsidiary of The Bear Stearns Companies Inc. Mr. Villani holds a J.D. from Oklahoma City University School of Law and a B.S. in Political Science from Arizona State University. Mr. Villani was admitted to the Oklahoma Bar in 1983 and the Texas Bar in 1989.

Other Significant Employees

John M. Draghi is our Executive Vice President of Capital Planning and Strategic Partnerships and has served in such capacity since joining Nationstar in February 2012. Although Mr. Draghi is not one of our executive officers, he makes significant contributions to our business. Mr. Draghi has over 25 years of experience in the mortgage industry. From 2009 to 2012, Mr. Draghi was a Managing Director at Fortress, an affiliate of our Initial Stockholder, and worked closely with our senior management. Prior to joining Fortress, Mr. Draghi was the Chief Executive Officer, Chief Operating Officer and Chief Investment Officer at C-BASS, an industry leader in residential investing and servicing, from 1996 to 2007. Prior to joining C-BASS, Mr. Draghi worked in the securities industry for 12 years, including as a Vice President at PaineWebber, where he was responsible for trading residential whole loans, new issue non-Agency MBS, Subordinated Securities and REMIC Residuals. Prior to PaineWebber, he worked at Lehman Brothers for eight years in both Capital Markets and Structured Finance and as a senior auditor at Coopers & Lybrand. In addition, Mr. Draghi has consulted in the subordinated mortgage market for a select group of institutional investors. Mr. Draghi holds a B.S.B.A. from Boston University and is an inactive certified public accountant.

Board of Directors

We have adopted a new certificate of incorporation and new bylaws. Our amended and restated certificate of incorporation provides that our board shall consist of not less than three and not more than eleven directors as the board of directors may from time to time determine. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2013, 2014 and 2015, respectively. Messrs. Guthrie and Malone will each serve as a Class I director, Messrs. Gidel and Hawkins will each serve as a Class II director and Messrs. Edens and Bray will each serve as a Class III director. All officers serve at the discretion of the board of directors. Under our stockholders agreement (the “Stockholders Agreement”) with our Initial Stockholder, we are required to take all reasonable actions within our control (including nominating as directors the individuals designated by our Initial Stockholder that otherwise meet our reasonable standards for board nominations), subject to applicable regulatory and listing requirements (including the director independence requirements of the NYSE), so that up to a majority and, in some circumstances, a majority plus one, depending upon the size of the board (depending upon the level of ownership of the Initial Stockholder and certain other affiliates of Fortress and permitted transferees (referred to in this prospectus, collectively, as the “Fortress Stockholders”)) of the members of our board of directors are individuals designated by our Initial Stockholder.

Upon completion of this offering, and in accordance with our Stockholders Agreement, our board of directors will consist of six directors, four of whom will be “independent,” as defined under the rules of the NYSE. Our board of directors has determined that Messrs. Hawkins, Gidel, Guthrie and Malone will be our independent directors.

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to our obligations under our Stockholders Agreement discussed in the previous paragraph.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee are Messrs. Guthrie (Chair), Gidel, and Malone. Upon effectiveness of the registration statement, each member of the committee will be “independent,” as defined under the rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that Mr. Guthrie is our audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are Messrs. Malone (chair), Gidel and Hawkins. Each member of our nominating and corporate governance committee is independent, as defined under the rules of the NYSE.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee are Messrs. Hawkins (chair), Gidel and Malone. Each member of our compensation committee is independent, as defined under the rules of the NYSE. The “independent” directors that are appointed to the compensation committee are also “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis is designed to provide an understanding of the compensation program for our President, Chief Executive Officer and Chief Financial Officer, Jay Bray, our Executive Vice President, Servicing, Robert L. Appel, our Executive Vice President, Portfolio Investments, Amar Patel, our Executive Vice President, Capital Markets, Douglas Krueger and our former Chairman and Chief Executive Officer, Anthony H. Barone, (collectively, our named executive officers or “NEOs”), with respect to our 2011 fiscal year. Effective October 7, 2011, Mr. Bray became our Chief Executive Officer and Mr. Barone became the Chairman of the Board of Managers of Nationstar Mortgage LLC. Our executive officers receive no direct compensation from us. The executives who run our Company are compensated by Nationstar Mortgage LLC, and therefore, the disclosure in this section relates to the compensation arrangements of Nationstar Mortgage LLC. References to “our” compensation policies in this section refer to the joint policies and practices of us and Nationstar Mortgage LLC.

Compensation Philosophy and Objectives

Our primary executive compensation goals are to attract, motivate and retain the most talented and dedicated executives and to align annual and long-term incentives while enhancing unitholder value. To achieve these goals we maintain compensation plans that:

•	Deliver a mix of fixed and at-risk compensation, including through the grants of restricted units and restricted preferred units.

•	Through dividend equivalents on grants of restricted units and restricted preferred units, tie a portion of the overall compensation of executive officers to the dividends we pay to our unitholders.

•	Encourage the achievement of our short- and long-term goals on both the individual and company levels.

Process for Setting Executive Officer Compensation

Peter Smith, the designated manager (the “Manager”) of our Initial Stockholder, the sole member of the Company (our “Parent”), and its unitholders evaluate our performance, including the achievement of key investment and capital raising goals, and the individual performance of each NEO, with a goal of setting overall compensation at levels that our Parent and its unitholders believe are appropriate.

Participation of Management.  Our NEOs are not directly responsible for determining our Chief Executive Officer’s compensation, although they regularly provide information to our Parent and its unitholders that is relevant to its evaluation of the NEOs’ compensation (for instance, in terms of our performance against established compensation goals and otherwise). By contrast, the Chief Executive Officer plays a more active role in determining the compensation of the other NEOs, who are his subordinates. He regularly advises our Parent and its unitholders of his own evaluation of their job performance and offers for consideration his own recommendations for their compensation levels. Final compensation decisions are executed by the Manager.

Compensation Consultant.  We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the Company or Parent may elect in the future to retain a compensation consultant if they determine that doing so would assist it in implementing and maintaining compensation plans.

Risk Considerations.  In developing and reviewing the executive incentive programs, our Parent and unitholders consider the business risks inherent in program designs to ensure they do not induce executives to take unacceptable levels of business risk for the purpose of increasing their incentive plan awards. Our Parent and unitholders believe that the mix of compensation components used in the determination of our NEOs’ compensation reflects the performance of our Company and the performance of the individual employee and does not encourage our NEOs to take unreasonable risks relating to the business. Our NEOs’ ownership interest in the Company aligns our NEOs’ interests with our long-term performance and discourages excessive risk taking.

Elements of Compensation

Our executive compensation consists of the elements set forth below. Determinations regarding any one element of compensation affect determinations regarding each other element of compensation, because the goal of our Parent and unitholders is to set overall compensation at an appropriate level. Our Parent and unitholders take into account in this regard the extent to which different compensation elements are at-risk. Accordingly, for example, the amount of salary paid to an NEO is considered by our Parent and unitholders in determining the amount of any cash bonus or restricted unit or restricted preferred unit award, but the relationship among the elements is not formulaic because of the need to balance the likelihood that the at-risk components of compensation will actually be paid at any particular level. We further base overall compensation packages of our executive officers on their experience, current market conditions, business trends, and overall Company performance. As a result, the total compensation of our NEOs in 2011 consisted of the following elements: (1) base salary, (2) non-equity incentive plan awards, (3) equity awards, and (4) participation in employee benefit plans.

Base Salary

We utilize base salary as the foundation of our compensation program. Base salaries for our NEOs are established based upon the scope of their responsibilities and what is necessary to recruit and retain skilled executives. We believe that our executives’ base salaries are comparable with salaries paid to executives at companies of a similar size and with a similar performance to us. Base salaries are reviewed annually in accordance with the NEO’s annual performance evaluation and increased from time to time in view of each NEO’s individual responsibilities, individual and company performance, and experience.

Messrs. Bray, Patel, Krueger and Barone had entered into employment agreements with the Company that set a minimum salary upon execution of the agreement; however, their employment agreements expired in 2011 and they are currently employees at will. Mr. Appel has entered into an employment agreement with the Company that set a minimum salary upon execution of the agreement. These base salaries are intended to complement the at-risk components of the Company’s compensation program by assuring that our NEOs will receive an appropriate minimum level of compensation.

Annual Bonus Plans

Annual bonus incentives keyed to short-term objectives form an important part of our compensation program. Our annual bonus plans are designed to provide incentives to achieve certain financial goals of the Company, as well as personal objectives.

The Incentive Plan for Messrs. Barone, Bray, Appel and Patel.  Messrs. Barone, Bray, Appel, and Patel participate in our Annual Incentive Compensation Plan (the “Incentive Plan”). The Incentive Plan provides for payment of annual cash incentive bonuses from a pool equal to 5% of the Company’s Operating Cash Flow. Operating Cash Flow is generally equal to Adjusted EBITDA from the Operating Segments less servicing resulting from transfers of financial assets. In calculating Operating Cash Flow, non-cash components affecting Adjusted EBITDA both positively and negatively, if any, are excluded. This measure of Operating Cash Flow is intended to represent the Company’s cash revenues less all fully allocated cash and accrued expenses. Tying bonus payments to Operating Cash Flow puts a significant portion of these executives’ salary at risk and ties their compensation to our operational and financial results. The Incentive

Plan is maintained by Nationstar Mortgage LLC and is administered by our Parent. Our Parent chose the Company’s Operating Cash Flow as an incentive metric believing that it reflects the efficiency with which our management team manages the Company on a short- and long-term basis.

Our Parent may not decrease the amount of the bonus pool. Each fiscal year, our Parent determines each applicable NEO’s allocable portion of the bonus pool for that fiscal year, provided, however, that our Parent may not reduce any executive’s allocable percentage to less than 75% of the executive’s percentage for the prior fiscal year. To receive the actual award, the NEO must be employed by the Company (and not have given notice of intent to resign) on the last day of the fiscal year to which the bonus relates.

The following are our NEO’s target bonus percentages for 2011:

Allocable
Percentage of the
Name	Bonus Pool

Jay Bray	31.7%
Robert L. Appel	17.2%
Amar Patel	15.5%
Anthony H. Barone	35.6%

Annual Incentive Program for Mr. Krueger.  Mr. Krueger participates in our annual cash incentive program, which includes Company and individual performance measures. Mr. Krueger’s key objectives for 2011 were Operating Cash Flow (20% weight factor in final payout), secondary marketing profit/loss (30% weight) and other deliverables (50% weight). In 2011, Mr. Krueger’s other responsibilities were associated with managing hedging risks, execution of loan sales, GSE and investor relations and frequency of repurchase requests. Under the annual incentive program, Company and individual performance measures are established at the beginning of the fiscal year by the Company’s Board of Managers. At year end, the Board of Managers rates the results for each key objective on a scale of one to five. The rating is multiplied by the weight of each key objective to result in a weighted score, with five being the highest possible score. The weighted score is converted into a percentage and multiplied by Mr. Krueger’s bonus opportunity to result in the annual cash incentive awarded. The annual cash incentive is generally paid in a single installment in the first quarter following completion of the plan year. Mr. Krueger must be employed by the Company on December 31 of the award year and not have given notice of termination by the time that the award is paid to receive the bonus. As a condition of participation in the annual incentive plan, Mr. Krueger is subject to a non-solicitation covenant. Following our public offering, we anticipate Mr. Krueger will continue to receive annual incentive awards but the Compensation Committee has made no definitive decisions regarding future awards.

Long-Term Incentive Plans

Equity Incentive Plan.  We have provided long-term incentives in the form of grants of Series 1 and Series 2 Class A units (“Units”) and restricted preferred units relating to Series 1 Class C and Class D preferred units (“RSUs”) of the Initial Stockholder to our NEOs to promote sustained high performance. Units and RSUs are granted pursuant to the limited liability company agreement of the Initial Stockholder and individual award agreements. No Units or RSUs were granted to NEOs in 2011. In 2010, substantial one-time grants of Units and RSUs, subject to three-year vesting, were granted to each of Messrs. Bray, Appel, Patel and Barone based on a review of our existing compensation arrangements with our most highly valued executives and the business environment. Specifically, the grants were intended to both serve as a long-term incentive device, a retention device and to further align the interests of Messrs. Bray, Appel, Patel and Barone with the Company in the future.

The Units and RSUs vest over a three year period. Each RSU represents the right to receive one Series 1 Class C preferred unit or one Series 1 Class D preferred unit, as applicable, upon vesting and settlement of the RSU. If the Company pays a dividend to Class C or Class D unitholders (other than with respect to any pre-2010 preferred yield), the executive will be entitled to receive a proportionate payment based on the number of RSUs he holds, whether or not they have vested.

Our equity arrangements provide for accelerated vesting of the number of Units and RSUs scheduled to vest on the next scheduled vesting date, if any, where the employment of an applicable NEO is terminated without “cause” (other than within six months after a “change in control”), by such NEO for “good reason” or upon death or disability, subject to the NEO executing a general release of claims in favor of the Company. If the employment of an applicable NEO is terminated without cause within six months following a change in control, subject to the NEO executing a general release of claims in favor of the Company, all unvested Units and RSUs will vest. We believe that such a provision benefits the Company and its unitholders by giving our NEOs some protection so they may make decisions about the Company and any potential transaction free from concerns about the impact to their unvested equity awards. On any other termination of employment, all unvested Units and RSUs will be forfeited.

Following termination of employment, the applicable series will have certain repurchase rights with respect to the Series 1 and Series 2 Class A units and the Series 1 Class C and Class D preferred units. The applicable series, and if the series elects not to exercise its right, the Fortress Funds, which own the Initial Stockholder, may repurchase the applicable units for 30 days following the executive’s termination of employment. The repurchase price per unit is calculated as set forth in the limited liability company agreement of the Initial Stockholder and the applicable award agreements. Thus, the repurchase price differs based on the unit’s series, as well as the reason for termination. Class A units granted to Messrs. Bray, Appel, Patel and Barone, may be repurchased (a) following a termination for cause at the lesser of fair market value on the date of (i) termination or (ii) grant, and (b) following a termination for any other reason, for fair market value on the date of termination. The Series 1 Class A units granted to these executives are subject to the Unit Exchange offered by the Initial Stockholder, pursuant to which these executives may elect to receive shares of our common stock. Class C and D units may be repurchased for an amount equal to the sum of (i) the purchase price of the units plus any additional capital contributions less any distribution paid with respect to the units and (ii) any accrued and preferred yield less any accrued unpaid pre-2010 preferred yield.

Equity Plan Adopted in Connection with our Initial Public Offering.  We have adopted the 2012 Incentive Compensation Plan (the “Plan”), which will enable us to offer certain key employees, consultants and non-employee directors equity-based awards. In connection with this offering, we expect to make grants of restricted stock to management in the total amount of 1,239,287 shares and to members of the Board in the total amount of 85,716 shares. Of this amount, we expect to grant our NEOs, Mr. Bray and Mr. Krueger, 428,572 shares and 21,429 shares, respectively. There is no current understanding or agreement with respect to any awards to be made to our other NEOs. The purpose of the Plan is to enhance our profitability and value for the benefit of stockholders by enabling us to offer equity-based incentives in order to attract, retain and reward such individuals, while strengthening the mutuality of interests between those individuals and our stockholders. Up to 5,200,000 shares of our common stock may be issued under the plan with annual increases of 150,000 shares of common stock per year (subject to adjustment to reflect certain transactions and events specified in the Plan, as described below). The maximum aggregate awards that may be granted during any fiscal year will be 3,000,000 shares, or $20 million with respect to a cash-based award. We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the Plan.

The following is a summary of the material terms and provisions of the Plan and certain tax effects of participation in the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan, which is attached hereto as Exhibit 10.57 and incorporated herein. To the extent that there is a conflict between this summary and the Plan, the terms of the Plan will govern. Capitalized terms that are used but not defined in this summary have the meanings given to them in the Plan.

Description of the Plan

Plan Administration.  The Plan will be administered by the compensation committee (the “Committee”), which will have discretion and authority to interpret the Plan, prescribe, amend and rescind rules and regulations regarding the Plan, select Participants to receive Awards, determine the form, terms and conditions of Awards, and take other actions it deems necessary or advisable for the proper operation or administration of the Plan.

Stock Options and Stock Appreciation Rights.  All Stock Options granted under the Plan are intended to be non-qualified share options and are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. Stock Appreciation Rights may be awarded either alone or in tandem with Nonqualified Stock Options. Stock Options and Stock Appreciation Rights will have maximum terms of ten years. Stock Options and Stock Appreciation Rights will be subject to the following terms and conditions:

•	The Exercise Price for each Share subject to a Stock Option or Stock Appreciation Right will be not less than the Fair Market Value of a Share on the date of grant.

Restricted Units, Restricted Stock, Deferred Shares and Performance Shares.  Restricted Units, Restricted Stock, Deferred Shares and Performance Shares are subject to the following terms and conditions:

•	The Committee will determine the purchase price, the vesting schedule and performance objectives, if any, with respect to the grant of Restricted Shares, Restricted Units, Deferred Shares and Performance Shares.

Other Stock-Based Awards.  The Committee may, from time to time, grant Awards other than those referred to above that consist of, are denominated in, or are otherwise related to Shares. These Awards may include, among other things, stock units or phantom or hypothetical shares. The Committee has broad discretion to determine any terms and conditions that will apply to Other Stock-Based Awards under the Plan.

Cash-Based Awards.  The Committee may grant Cash-Based Awards that may be settled in cash or other property, including shares of Common Stock. The Committee has broad discretion to determine any terms and conditions that will apply to Cash-Based Awards under the Plan.

Transfer.  Awards may not be transferred by a Participant other than by will or the laws of descent and distribution, except that Restricted Stock may be freely transferred after the restrictions lapse or are satisfied and the Shares are delivered.

Adjustments.  The maximum number of Shares available for issuance under the Plan, the individual and aggregate limits described above, the number of Shares underlying outstanding Awards and the Exercise Price applicable to outstanding Awards shall be equitably adjusted upon certain events effecting the capitalization of Nationstar Mortgage Holdings Inc. such as a recapitalization or stock split. Upon the occurrence of certain extraordinary corporate transactions, such as a dissolution, sale, or merger of Nationstar Mortgage Holdings Inc., the Committee has discretion to cancel each Award in exchange for an amount in cash or to provide for the exchange of each Award for an Award with respect to some or all of the property which a holder of the number of shares of Common Stock subject to such Award would have received in the transaction.

Change in Control.  The Committee has discretion to provide for acceleration of vesting and/or payment of Awards upon a Change in Control, as defined in the Plan.

Amendment and Termination.  The Committee has authority at any time to amend or terminate the Plan, provided that such amendment may not be prejudicial to any Participant. No material revision to the Plan may become effective without stockholder approval. For this purpose, a revision will be deemed to be material based on the rules adopted by the NYSE from time to time or if it materially increases the number of Shares that may be issued under the Plan (other than as a result of an adjustment described above or automatic increases). NYSE rules currently provide that material revisions which require stockholder approval include a material increase in the number of shares available under the Plan, a material expansion of the types of awards available under the plan, a material expansion of the class of employees, directors, or other service providers eligible under the Plan, a material extension of the term of the Plan, a material change in the method of determining the strike price of options under the Plan and an amendment to permit option repricing. The Plan will terminate, if not sooner as a result of Committee action, on the 10th anniversary of the date the Plan is adopted.

Summary of Federal Income Tax Consequences of Awards

The following is a brief summary of the principal U.S. federal income tax consequences of Awards and transactions under the Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences.

Nonqualified Stock Options and Stock Appreciation Rights.  A Participant will not recognize any income at the time a Nonqualified Stock Option or Stock Appreciation Right is granted, nor will we be entitled to a deduction at that time. When a Nonqualified Stock Option is exercised, the Participant will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares received as of the date of exercise over the Exercise Price. When a Stock Appreciation Right is exercised, the Participant will recognize ordinary income in an amount equal to the cash received or, if the Stock Appreciation Right is paid in Shares, the Fair Market Value of the Shares received as of the date of exercise. Payroll taxes are required to be withheld from the Participant on the amount of ordinary income recognized by the Participant. We will be entitled to a tax deduction with respect to a Nonqualified Stock Option or Stock Appreciation Right in the same amount as the Participant recognizes income.

Restricted Units, Restricted Stock and Performance Awards.  A Participant will not recognize any income at the time a Restricted Unit, Share of Restricted Stock or Performance Award is granted, nor will we be entitled to a deduction at that time. When a Restricted Unit is redeemed, the Participant will recognize ordinary income in an amount equal to the Fair Market Value of the Shares received or, if the Restricted Unit is paid in cash, the amount payable. In the year in which Shares of Restricted Stock or the Performance Award are no longer subject to a substantial risk of forfeiture (i.e., in the year that the Shares vest), the Participant will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares on the date of vesting over the amount, if any, the Participant paid for the Shares. A Participant may, however, elect within 30 days after receiving Restricted Stock to recognize ordinary income in the year of receipt instead of the year of vesting. If an election is made, the amount of income recognized by the Participant will be equal to the excess of the Fair Market Value of the Shares on the date of receipt over the amount, if any, the Participant paid for the Shares. Payroll taxes are required to be withheld from the Participant on the amount of ordinary income recognized by the Participant. We will be entitled to a tax deduction in the same amount as the Participant recognizes income.

Deferred Shares.  In general, the grant of Deferred Shares will not result in income for the Participant or in a tax deduction for us. Upon the settlement of such an award, the Participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

Cash-Based Awards.  A Participant will not recognize any income at the time of the grant to the Participant of a Cash-Based Award. The Participant will recognize income at the time that cash is paid to the participant pursuant to a Cash-Based Award, in the amount paid. Payroll taxes will be required to be withheld at that time. We will be entitled to a tax deduction in the same amount as the amount the Participant recognizes income.

Long-Term Incentive Plan.  Mr. Krueger participates in a long-term incentive plan which is designed to reward company and individual performance and serve as a retention device. Awards are determined at the conclusion of the plan year (calendar) based upon the Company’s overall financial performance and Mr. Krueger’s contribution to those results. The Company made no long-term incentive awards to NEOs in 2011. However, Messrs. Bray, Patel and Barone received awards in 2008 that vested in 2011 in the amounts of $200,000, $150,000 and $300,000, respectively. Following our public offering, we anticipate Mr. Krueger will continue to receive long-term incentive awards. However, the Compensation Committee has made no definitive decisions regarding future awards. Awards are approved by our Board of Managers with an award date of December 31 of the year just concluded. The award is generally subject to a three year cliff vesting requirement from the date of the award, which provides an important retention incentive as the executive must remain employed by the Company to receive the award. The award ordinarily is paid in a single installment in the first quarter of the third year following grant. Mr. Krueger must be employed by the Company on the date of payout to receive the award.

Severance Benefits

As noted above, we have entered into an employment agreement with Mr. Appel and we had entered into employment agreements with Messrs. Bray, Patel, Krueger and Barone that expired in 2011. While the employment agreements are in effect, the agreements provide severance benefits to such officers in the circumstances described in greater detail below in the section entitled “Employment Agreements.”

Other Compensation Components

All of our executive officers are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of our NEOs. In addition, we reimburse Mr. Barone and Mr. Bray for the cost of life insurance premiums pursuant to our Executive Life Program. We do not view perquisites as a significant element of our comprehensive compensation structure; however, we believe some perquisites are necessary for the Company to attract and retain superior management talent for the benefit of all unitholders. The value of these benefits to the NEOs is set forth in the Summary Compensation Table under the column “All Other Compensation” and details about each benefit is set forth in a table following the Summary Compensation Table.

Summary Compensation Table

The following table sets forth the annual compensation for the NEOs serving at the end of fiscal year 2011.

						Non-Stock
					Stock	Incentive Plan		All Other
		Salary	Bonus		Awards	Compensation		Compensation		Total
Name	Year	($)	($)		($)(1)	($)		($)		($)

Jay Bray	2011	320,000	—		—	1,598,569	(2)	11,048	(6)	1,929,617
	2010	320,000	—		9,918,148	809,434	(3)	11,048	(6)	11,058,630
	2009	289,800	—		—	630,235	(5)	11,069	(7)	931,104
Robert L. Appel	2011	275,000	—		—	867,560	(2)	6,875	(8)	1,149,435
	2010	275,000	—		6,467,985	439,288	(3)	5,500	(8)	7,187,773
	2009	275,000	—		—	342,035	(5)	5,500	(8)	622,535
Amar Patel	2011	255,000	—		—	780,914	(2)	6,231	(8)	1,042,145
	2010	255,000	—		4,147,863	395,415	(3)	6,231	(8)	4,804,509
	2009	255,000	—		—	307,875	(5)	6,231	(8)	569,106
Douglas Krueger	2011	257,500	—		—	350,000	(2)	7,725	(8)	615,225
	2010	250,000	—		—	425,000	(9)	3,125	(8)	678,125
	2009	215,064	100,000	(10)	—	350,000	(11)	41,239	(12)	706,303
Anthony H. Barone	2011	424,350	—		—	1,792,956	(2)	17,036	(13)	2,234,342
	2010	424,350	—		9,584,458	907,862	(3)	16,233	(4)	10,932,903
	2009	424,350	—		—	706,872	(5)	16,116	(4)	1,147,338

(1)	Represents the aggregate grant date fair value, as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation—Stock Compensation excluding the effect of estimated forfeitures during the applicable vesting periods, of units and RSUs granted to the NEOs. Information with respect to vesting of these awards is disclosed in the Grant of Plan Based Awards table and the accompanying notes.

(2)	These amounts will be paid in the first quarter of fiscal year 2012 but represent awards with respect to the Company’s and individual performance in fiscal year 2011.

(3)	These amounts were paid in the first quarter of fiscal year 2011 but represent awards with respect to the Company’s and individual performance in fiscal year 2010.

(4)	Represents payment of a life insurance premium equal to $9,216 in 2009 and 2010 and a $6,900 and $7,017 contribution in 2009 and 2010, respectively, to Mr. Barone’s 401(k) account.

(5)	These amounts were paid in the first quarter of fiscal 2010 but represent awards with respect to the Company’s and individual performance in fiscal year 2009.

(6)	Represents payment of a life insurance premium equal to $5,998 and a $5,050 contribution to Mr. Bray’s 401(k) account.

(7)	Represents payment of a life insurance premium equal to $5,998 and a $5,071 contribution to Mr. Bray’s 401(k) account.

(8)	Represents a contribution to the NEO’s 401(k) account.

(9)	Of this amount, $300,000 was paid in the first quarter of fiscal year 2011, although it represents an award with respect to the Company’s and Mr. Krueger’s individual performance in fiscal year 2010. The remaining $125,000 is pursuant to the Long-Term Incentive Plan, described above, and is subject to three-year time-based cliff vesting; this amount will become vested on December 31, 2013 as long as Mr. Krueger remains employed with the Company.

(10)	Represents a sign-on bonus Mr. Krueger received pursuant to his employment agreement when he joined the Company.

(11)	Of this amount, $225,000 was paid in the first quarter of fiscal year 2010, although it represents an award with respect to the Company’s and Mr. Krueger’s individual performance in fiscal year 2009, as described in Annual Incentive Program for Mr. Krueger. The remaining $125,000 is pursuant to the Long-Term Incentive Plan, described above, and is subject to three-year time-based cliff vesting; this amount will become vested on December 31, 2012 as long as Mr. Krueger remains employed with the Company.

(12)	Represents payment of a relocation expenses equal to $39,469 and a $1,770 contribution to Mr. Krueger’s 401(k) account.

(13)	Represents payment of a life insurance premium equal to $9,216 and a $7,820 contribution to Mr. Barone’s 401(k) account.

Grants of Plan-Based Awards

The following table sets forth, for each of the Executive Officers, the grants of awards under any plan during the fiscal year ended December 31, 2011.

Estimated
Future
Payouts
Under
Non-Equity
Incentive Plan
Awards
Name	Target ($)

Jay Bray	1,598,569(1)
Robert L. Appel	867,568(1)
Amar Patel	780,914(1)
Douglas Krueger	350,000(2)
Anthony H. Barone	1,792,956(1)

(1)	Represents amounts granted under the Incentive Plan as described in Incentive Plan for Messrs. Barone, Bray, Appel and Patel.

(2)	Represents the amount granted under the Annual Incentive Program for Mr. Krueger, as described above.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the NEOs the outstanding equity awards as of the end of the fiscal year ended December 31, 2011, as described in greater detail in Long-Term Incentive Plan. The unvested Series 1 Class A units may be exchanged for shares of our common stock pursuant to the Unit Exchange offered by the Initial Stockholder.

	Stock Awards
	Number of Units That Have			Market Value of Units That Have
	Not Vested (#)			Not Vested ($)
Name	1A	2A	1C&1D	1A	2A	1C&1D

Jay Bray(1)	56,880	10,633	692,917	4,492,347	7,908	961,338
Robert L. Appel(2)	34,128	6,379	415,750	2,695,408	4,744	576,803
Amar Patel(3)	22,752	4,254	277,167	1,796,939	3,164	384,535
Douglas Krueger	—	—	—	—	—	—
Anthony H. Barone(4)	68,256	12,758	831,500	5,390,816	9,488	1,153,606

(1)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 56,880 Series 1 Class A units on June 30, 2012. With respect to the Series 2 Class A, the award will vest with respect to 10,633 Series 2 Class A units on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award will vest with respect to 692,917 units on June 30, 2012.

(2)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 34,128 units on June 30, 2012. With respect to the Series 2 Class A, the award will vest with respect to 6,379 units on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award will vest with respect to 415,750 units on June 30, 2012.

(3)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 22,752 Series 1 Class A units on June 30, 2012. With respect to the Series 2 Class A, the award will vest with respect to 4,254 Series 2 Class A units on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award will vest with respect to 277,167 units on June 30, 2012.

(4)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 68,256 Series 1 Class A units on June 30, 2012. With respect to the Series 2 Class A, the award will vest with respect to 12,758 on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award will vest with respect to 831,500 units on June 30, 2012.

Stock Vested

The following table sets forth, for each of the NEOs, information with respect to the vesting of equity-based awards during the fiscal year ended December 31, 2011. The Series 1 Class A units may be exchanged for shares of our common stock pursuant to the Unit Exchange offered by the Initial Stockholder.

	Stock Awards
	Number of Shares
	Acquired on Vesting (#)			Value Realized on Vesting ($)
Name	1A	2A	1C&1D	1A	2A	1C&1D

Jay Bray	56,880	10,631	692,917	3,651,920	8,079	888,060
Robert L. Appel	34,128	6,379	415,750	2,191,152	4,847	532,836
Amar Patel	22,752	4,252	277,167	1,460,768	3,231	355,223
Douglas Krueger	—	—	—	—	—	—
Anthony H. Barone	68,256	12,758	831,500	4,382,303	9,695	1,065,672

Employment Agreements

The Company has entered into employment agreements with all of our NEOs.

Employment Agreements of Messrs. Barone and Bray

Mr. Barone and the Company entered into an amended and restated employment agreement pursuant to which Mr. Barone agreed to serve as our Chief Executive Officer on September 17, 2010. Mr. Bray and the Company entered into an amended and restated employment agreement pursuant to which Mr. Bray agreed to serve as our Chief Financial Officer on September 17, 2010. Pursuant to their terms, the agreements expired on September 17, 2011 and July 10, 2011, respectively. Pursuant to the employment agreements, upon a termination for any reason or no reason, Messrs. Barone and Bray are bound by one-year post-termination non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the termination or expiration of Messrs. Barone’s and Bray’s employment agreements.

Prior to expiration, the employment agreements provided, among other things, for payments to the executive following certain terminations of employment. If prior to the expiration, Mr. Barone’s employment or Mr. Bray’s employment had been terminated by the Company without “cause” or had been terminated by him for “good reason,” subject to his execution of a release of claims, he would have been entitled to (1) 18 months of continued base salary, (2) an amount equal to 150% of the average of his annual cash bonus for the three most recently completed fiscal years and (3) continued coverage under the Company’s medical plan until the earlier of (a) the time he becomes eligible for coverage from a new employer and (b) 12 months following the date of termination. If Mr. Barone’s or Mr. Bray’s employment would have terminated due to his resignation, subject to his execution of a release of claims, he would have been entitled to (1) six months of continued base salary and (2) 50% of the average of his annual cash bonus for the three most recently completed fiscal years. Following the expiration of the term, Mr. Barone and Mr. Bray continued as employees at-will and are not entitled to any severance payments under their respective employment agreements upon any subsequent termination.

Employment Agreement of Mr. Appel

Mr. Appel and the Company entered into an amended employment agreement pursuant to which Mr. Appel agreed to serve as our Executive Vice President, Servicing on September 17, 2010. The initial term of the employment agreement ends on February 3, 2011 and will be automatically renewed for two additional periods of one year commencing on each of February 4, 2011 and February 4, 2012 unless either party gives the other notice of intent not to renew by no later than January 4, 2011 and January 4, 2012, respectively. Failure by the Company to renew Mr. Appel’s term of employment on February 4, 2011 and February 4, 2012, would entitle Mr. Appel to terminate his employment for “good reason” and receive the severance payments described below. Pursuant to the employment agreement, upon a termination for any reason or no reason, Mr. Appel is bound by one-year post-termination non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the termination or expiration of Mr. Appel’s employment agreement.

The employment agreement provides for a one-time cash retention bonus of $400,000 if Mr. Appel is employed by the Company on February 4, 2013 (and has not given notice of his intent to resign). If Mr. Appel’s employment is terminated by the Company without “cause” or is terminated by Mr. Appel for “good reason,” subject to his execution of a release of claims, he would be entitled to (1) an amount equal to (a) 12 months of base salary plus (b) a lump sum severance payment of $175,000, (2) a prorated portion of the annual cash incentive bonus for the year of termination, (3) if such termination occurs prior to February 4, 2013, the retention bonus, and (4) continued coverage under the Company’s medical plan until the earlier of (a) the time Mr. Appel becomes eligible for coverage from a new employer and (b) 12 months following the date of termination. Following February 3, 2013, absent an earlier termination of his employment agreement, Mr. Appel will continue as an employee at-will and will not be entitled to any severance payments under his employment agreement upon any subsequent termination.

     Employment Agreement of Mr. Patel

Mr. Patel and the Company entered into an amended and restated employment agreement pursuant to which Mr. Patel agreed to serve as our Executive Vice President on September 17, 2010. Pursuant to its terms, the agreement expired on June 1, 2011. Pursuant to the employment agreement, upon a termination for any reason or no reason, Mr. Patel is bound by one-year post-termination non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the termination or expiration of Mr. Patel’s employment agreement.

Prior to the expiration of the agreement, if Mr. Patel’s employment had been terminated by the Company without “cause” or had been terminated by Mr. Patel for “good reason,” subject to Mr. Patel’s execution of a release of claims, he would have been entitled to (1) six months of continued base salary, (2) an amount equal to 50% of his annual cash bonus paid to him for the most recently completed fiscal year and (3) continued coverage under the Company’s medical plan until the earlier of (a) the time he became eligible for coverage from a new employer and (b) six months following the date of termination. Following June 1, 2011, Mr. Patel continued as an employee at-will and will not be entitled to any severance payments under his employment agreement upon any subsequent termination.

     Employment Agreement of Mr. Krueger

Mr. Krueger and the Company entered into an employment agreement pursuant to which Mr. Krueger agreed to serve as our Executive Vice President, Capital Markets on February 19, 2009. Pursuant to its terms, the agreement expired on February 18, 2011. Pursuant to the agreement, Mr. Krueger is bound by a six-month post-termination non-competition, a one-year post-termination non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the termination or expiration of Mr. Krueger’s employment agreement.

Prior to the expiration of the agreement, if Mr. Krueger’s employment had been terminated by the Company without “cause” or had been terminated by Mr. Krueger for “good reason,” subject to Mr. Krueger’s execution of a release of claims, he would have been entitled to (1) accrued benefits, (2) an amount equal to Mr. Krueger’s unpaid base salary and guaranteed bonus through February 18, 2011 and (3) continued coverage under the Company’s medical plan until the earlier of (a) the time he becomes eligible for coverage from a new employer and (b) six months following the date of termination. Following February 18, 2011, Mr. Krueger continued as an employee at-will and will not be entitled to any severance payments under his employment agreement upon any subsequent termination.

Potential Payments Upon Termination or Change in Control

The following table sets forth the value of benefits that would have been payable to the NEOs assuming a termination of employment or change of control on December 31, 2011.

								After
						Termination without		Change in
						Cause Other than		Control,
						After A Change in		Termination
					Voluntary	Control or for Good		without
	Death		Disability		Termination	Reason		Cause
	($)		($)		($)	($)		($)

Jay Bray	5,461,593	(1)	5,461,593	(1)	—	5,461,593	(1)	5,461,593	(2)
Robert L. Appel	3,276,955	(1)	3,276,955	(1)	—	5,027,275	(2)(3)	5,027,275	(2)(3)
Amar Patel	2,184,638	(1)	2,184,638	(1)	—	2,184,638	(1)	2,184,638	(2)
Douglas Krueger	125,000	(4)	125,000	(4)	—	—		—
Anthony H. Barone	6,553,910	(1)	6,553,910	(1)	—	6,553,910	(1)	6,553,910	(2)

(1)	Pursuant to the award agreements granting each of Messrs. Barone, Bray, Appel and Patel units and RSUs, in the event the NEO’s employment terminates as a result of the NEO’s death, disability or voluntary resignation for good reason or as a result of the Company terminating the NEO’s employment without cause other than in connection with a change in control, an additional tranche of any outstanding and unvested equity awards will become vested.

(2)	Pursuant to the award agreements granting each of Messrs. Barone, Bray, Appel and Patel units and RSUs, in the event the NEO’s employment terminates as a result the Company terminating the NEO’s employment without cause within 6 months following a change in control, all of the NEO’s outstanding and unvested equity awards will become vested.

(3)	Pursuant to his employment agreement upon a termination without cause, Mr. Appel will receive a severance payment of $1,750,320 ($275,000 of salary continuation, $400,000 retention bonus, $175,000 lump sum, $886,495 pro rated bonus (full year as of December 31, 2011) and $13,825 medical benefits). The remaining amount of $3,276,955 is pursuant to the unit and RSU award agreements described in Note (2) above.

(4)	Pursuant to the Long-Term Incentive Plan, in the event of termination due to death or disability Mr. Krueger will receive a pro rata payout of his outstanding awards.

Director Compensation

Nationstar Mortgage Holdings Inc. has not yet paid any compensation to our directors. Following completion of this offering, we will pay an annual fee to each independent director equal to $50,000, payable in semi-annual installments. In addition, an annual fee of $10,000 will be paid to each member of the audit committee of the board of directors, and an annual fee of $5,000 will be paid to each member of the nominating and corporate governance committee and the compensation committee of the board of directors. The chairman of the audit committee will receive an additional annual fee of $15,000. The chairmen of board committees, other than the audit committee, will each receive an additional fee of $5,000. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder approved plan or the issuance is otherwise exempt from NYSE listing requirements. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Following the completion of this offering, each independent director will be eligible to receive awards of our common stock under the Plan described above.

The Nationstar Mortgage LLC Board of Managers is currently comprised of three members elected by our unitholders: Anthony Barone (Chairman), Peter Smith and Jay Bray. Each of Messrs. Barone, Smith and Bray receives no payments in addition to what has been described as a result of his service on the Board of Managers (earned but unpaid salary, accrued but unpaid time off, reimbursable business expenses, vested benefits and benefit continuation pursuant to employee benefit plans).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Our board of directors has approved a written related party transaction policy that will take effect prior to completion of this offering. Pursuant to this policy, directors (including director nominees), executive officers and employees are required to report to the General Counsel any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and the interests of the Company, regardless of the amount involved. The General Counsel reports these transactions to the nominating and corporate governance committee of the board of directors, which is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within Company policy and whether it should be ratified and approved. The nominating and corporate governance committee, in making its recommendation, considers various factors, including the benefit of the transaction to the Company, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of the Company’s business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards.

Prior to the adoption of the written policy, our board of directors used similar processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related party transactions and then determined, based on the facts and circumstances, whether we or a related person had a direct or indirect material interest in these transactions. When considering potential transactions involving a related party, our officers notified our board of directors of the proposed transaction, provided a brief background of the transaction and scheduled a meeting with the board of directors to review the matter. At such meetings, our Chief Executive Officer, Chief Financial Officer and other members of management, as appropriate, provided information to the board of directors regarding the proposed transaction, after which the board of directors and management discussed the transaction and the implications of engaging a related party as opposed to an unrelated third party. If the board of directors (or specified directors as required by applicable legal requirements) determined that the transaction was in our best interests, it voted to approve entering into the transaction with the applicable related party.

Other than compensation agreements and other arrangements which are described under “Compensation Discussion and Analysis” and the transactions described below, since January 1, 2011, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

We currently serve as the loan servicer for two securitized loan portfolios managed by Newcastle Investment Corp. (“Newcastle”), which is managed by an affiliate of Fortress, for which we receive a monthly net servicing fee equal to 0.5% per annum on the UPB of the portfolios. For the years ended December 31, 2009, 2010 and 2011, we received servicing fees of $7.5 million, $6.5 million and $5.8 million, respectively. The outstanding UPB as of December 31, 2010 and December 31, 2011, was $1.2 billion and $1.1 billion, respectively.

In December 2011, we entered into a sale and assignment agreement (the “Sale Agreement”) with an indirect wholly owned subsidiary of Newcastle. We are an affiliate of Newcastle’s manager, which is an affiliate of Fortress. We acquired MSRs on a pool of agency residential mortgage loans in September 2011 (the “Portfolio”). Pursuant to the Sale Agreement, we sold to Newcastle the right to receive 65% of the excess cash flow generated from the MSRs of the Portfolio after receipt of a fixed basic servicing fee per loan. The sale price was $43.7 million. We will retain all ancillary income associated with servicing the Portfolio and 35% of the excess cash flow after receipt of the fixed basic servicing fee. We will continue to be the servicer of the loans and provide all servicing and advancing functions for the Portfolio. Newcastle will not have prior or ongoing obligations associated with the Portfolio. Contemporaneous with the above, in December 2011, we entered into a refinanced loan agreement with Newcastle. Should we refinance any loan in the Portfolio, subject to certain limitations, we will be required to transfer the new loan or a replacement loan of similar economic characteristics into the Portfolio. The new or replacement loan will be governed by the same terms set forth in the Sale Agreement described above. This Sale Agreement will be accounted for as a financing arrangement by us. The fair value on the outstanding note related to this agreement was $44.6 million at December 31, 2011. Additionally, as a component of the underlying agreement, Newcastle will be required to remit to us a holdback amount of $3.3 million, pending certain conditions being satisfied by us. Such amount is recorded in accounts receivable.

We currently serve as the loan subservicer for three loan portfolios managed by FCDB FF1 LLC, FCDB 8020 REO LLC, FCDB FF1 2008-1 Trust, FCDB UB 8020 Residential LLC and FCDB GMPL 2008-1 Trust, which is managed by an affiliate of Fortress, for which we receive a monthly per loan subservicing fee and other performance incentive fees subject to our agreement with them. For the years ended December 31, 2009, December 31, 2010, and December 31, 2011, we received $1.0 million, $0.6 million and $2.3 million of subservicing fees, respectively. The outstanding UPB as of December 31, 2010 and December 31, 2011, was $121.1 million and $2.1 million, respectively.

In September 2010, we entered into a marketing agreement with Springleaf Home Equity, Inc., Springleaf Financial Services of Arkansas, Inc. and MorEquity, Inc. (collectively, the “Entities”), each of which is indirectly owned by investment funds managed by affiliates of Fortress. Pursuant to this agreement, we market our mortgage origination products to customers of the Entities, and are compensated by the origination fees of loans that we refinance. For the years ended December 31, 2010 and December 31, 2011, we recognized revenue of $0.4 million and $3.2 million, respectively. The marketing agreement is set to expire on December 31, 2012. Additionally, in January 2011, we entered into three agreements to act as the loan subservicer for the Entities for a whole loan portfolio and two securitized loan portfolios totaling $4.4 billion for which we receive a monthly per loan subservicing fee and other performance incentive fees subject to our agreement with the Entities. For the year ended December 31, 2011, we recognized revenue of $9.9 million in additional servicing and other performance incentive fees related to these portfolios.

In March 2011, we entered into a limited partnership agreement with ANC. ANC is the parent company of NREIS which through the ANC partnership we hold a non-controlling interest in NREIS, an ancillary real estate services and vendor management company that directly and indirectly provides title agency settlement or valuation services for loan originations and default management. We offer these adjacent services in connection with loans we currently service, as well as on a third party basis in exchange for base and/or incentive fees. In addition to enhancing our core businesses, these adjacent services present an opportunity to increase future earnings with minimal capital investment, including by expanding the services we provide to large banks and other financial institutions seeking to outsource these functions to a third party. As we are able to exercise significant influence, but not control, over the policies and procedures of the entity, and we own less than 50% of the voting interest, we apply the equity method of accounting. During the year ended December 31, 2011 we disbursed $4.9 million for servicing-related advances.

Stockholders Agreement

General

On February 17, 2012, we entered into the Stockholders Agreement with the Initial Stockholder.

As discussed further below, the Stockholders Agreement provides certain rights to the Initial Stockholder with respect to the designation of directors for nomination and election to our board of directors, as well as registration rights for certain of our securities owned by the Fortress Stockholders.

Our Stockholders Agreement provides that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our amended and restated certificate of incorporation or amended and restated bylaws in effect as of the date of the Stockholders Agreement that would add restrictions to the transferability of our shares by the Initial Stockholder or its permitted transferees which are beyond those provided for in our amended and restated certificate of incorporation, amended and restated bylaws, the Stockholders Agreement or applicable securities laws, or that nullify the rights set out in the Stockholders Agreement of the Initial Stockholder or its permitted transferees unless such amendment is approved by the Initial Stockholder.

Designation and Election of Directors

Our Stockholders Agreement provides that, for so long as the Stockholders Agreement is in effect, we and the Fortress Stockholders shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors held of record or beneficially owned by the Fortress Stockholders, and, with respect to us, including in the slate of nominees recommended by the board those individuals designated by the Initial Stockholder) so as to elect to the board, and to cause to continue in office, not more than six directors (or such other number as the Initial Stockholder may agree in writing), of whom, at any given time:

•	a number of directors equal to a majority of the board of directors shall be individuals designated by the Initial Stockholder, for so long as the Fortress Stockholders beneficially own at least 40% of our voting power, provided that if the board consists of more than six directors, then the Initial Stockholder shall have the right to designate a number of directors equal to a majority of the board plus one director;

•	at least three directors shall be individuals designated by the Initial Stockholder, for so long as the Fortress Stockholders beneficially own less than 40% but at least 20% of our voting power, provided that if the board of directors consists of more than six directors, then the Initial Stockholder shall have the right to designate a number of directors equal to a majority of the board minus one director;

•	at least two directors shall be individuals designated by the Initial Stockholder for so long as the Fortress Stockholders beneficially own less than 20% but at least 10% of our voting power, provided that if the board of directors consists of more than six directors, then the Initial Stockholder shall have the right to designate a number of directors (rounded up to the nearest whole number) that would be required to maintain the Initial Stockholder’s proportional representation on the board of directors; and

•	at least one director shall be an individual designated by the Initial Stockholder for so long as the Fortress Stockholders beneficially own less than 10% but at least 5% of our voting power, provided that if the board of directors consists of more than six directors, then the Initial Stockholder shall have the right to designate a number of directors (rounded up to the nearest whole number) that would be required to maintain the Initial Stockholder’s proportional representation on the board of directors.

In accordance with the Stockholders Agreement, the Initial Stockholder has designated Messrs. Edens, Gidel, Guthrie, Hawkins and Malone for election to our board of directors.

Registration Rights

Demand Rights.  Under our Stockholders Agreement, the Fortress Stockholders have, for so long as the Fortress Stockholders beneficially own an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”), “demand” registration rights that allow the Fortress Stockholders, at any time after 180 days following the consummation of this offering, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Fortress Stockholders are entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We are also not required to effect any demand registration within three months of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We are not obligated to grant a request for a demand registration within three months of any other demand registration.

Piggyback Rights.  For so long as the Fortress Stockholders beneficially own an amount of our common stock equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of this offering, such Fortress Stockholders also have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8 or pursuant to an employee benefit plan arrangement) or by any of our other stockholders that have registration rights. The “piggyback” registration rights of the Fortress Stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.  Under our Stockholders Agreement, we have granted to the Initial Stockholder or any of its respective permitted transferees, for so long as it beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Initial Stockholder may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses; Lock-ups.  Under our Stockholders Agreement, we have agreed to indemnify the applicable selling stockholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration expenses incidental to our performance under the Stockholders Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement. We have agreed to enter into, and to cause our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Fortress Stockholders.

PRINCIPAL STOCKHOLDER

Prior to this offering, all of the shares of outstanding common stock of Nationstar Mortgage Holdings Inc. were owned by the Initial Stockholder, FIF HE Holdings LLC.

The following table sets forth information regarding the ownership of our common stock. Other than the Initial Stockholder and its direct and indirect equity holders, we are not aware of any person, or group of affiliated persons, who beneficially owns more than five percent of our outstanding common stock. The percentage of beneficial ownership is based on 70,000,000 shares of common stock outstanding prior to this offering, and 86,666,667 shares of common stock to be outstanding after the completion of this offering, in each case, after giving effect to the Restructuring and the 70,000 for 1 stock split (which will be effective prior to the completion of this offering), and assuming no exercise of the underwriters’ overallotment option.

	Number of Shares		Number of Shares
	Beneficially Owned		Beneficially Owned
	Prior to the Offering		After the Offering
	Number	Percentage	Number	Percentage
Name	of Shares	of Shares	of Shares	of Shares

Initial Stockholder(1)	70,000,000	100%	70,000,000	80.8%

(1)	FIF HE Holdings LLC. The address of the Initial Stockholder is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The text below contains information with respect to the beneficial ownership the Initial Stockholder.

The following table sets forth information as of January 31, 2012 regarding the beneficial ownership of the Initial Stockholder’s issued and outstanding Series 1 units by:

•	each person or group who is known by us to own beneficially more than 5% of the Initial Stockholder’s issued and outstanding Series 1 Class A units;

•	each of our directors;

•	each of our NEOs; and

•	all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. The information does not necessarily indicate beneficial ownership for any other purpose. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all Series 1 units shown as beneficially owned by the beneficial owner. For purposes of the calculations in the table below, the number of Series 1 units deemed outstanding includes Series 1 units issuable upon exercise of options held by the respective person which may be exercised within 60 days after January 31, 2012. For purposes of calculating each person’s percentage ownership, Series 1 units issuable pursuant to options exercisable within 60 days after January 31, 2012 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Nationstar Mortgage LLC, 350 Highland Drive, Lewisville, Texas 75067.

The Initial Stockholder has four types of issued and outstanding Series 1 units. Series 1 Class A units have voting rights. Series 1 Class B preferred units, Series 1 Class C preferred units and Series 1 Class D units do not have voting rights. The percentage of beneficial ownership of the Initial Stockholder’s Series 1 units is based on 13,210,932 Series 1 Class A units, 1,000 Series 1 Class B units, 81,938,773 Series 1 Class C preferred units and 83,028,948 Series 1 Class D preferred units issued and outstanding as of January 31, 2012. The table excludes the Series 1 Class B units as they are beneficially owned by the Initial Stockholder and an employee who is not an executive officer or director. The table assumes that the underwriters will not exercise their overallotment option. None of our executive officers, NEOs or directors, other than those set forth below, holds units in the Initial Stockholder.

	Number of Shares Beneficially
	Owned
	Number of			Percentage of
	Series 1 Units(1)			Series 1 Units(1)
	Series 1	Series 1	Series 1	Series 1	Series 1	Series 1
Name of Beneficial Owner	Class A	Class C	Class D	Class A	Class C	Class D
Executive Officers, NEOs and Directors
Anthony H. Barone	104,828	531,037	537,552	*	*	*
Jay Bray	77,473	442,530	447,959	*	*	*
Robert Appel	44,744	340,725	345,262	*	*	*
Amar Patel	31,116	227,149	230,175	*	*	*
Douglas Krueger	—	—	—	*	*	*
All executive officers, NEOs and directors as a group (5 persons)	258,161	1,541,441	1,560,948	2.0%	1.9%	1.9%
5% Interest holders
Fortress Fund III Funds(2)	6,434,408	40,198,666	20,147,999	48.7%	49.1%	24.3%
Fortress Fund IV Funds(2)	6,434,411	40,198,666	61,320,001	48.7%	49.1%	73.9%

*	Less than 1%

(1)	The Initial Stockholder issues its equity interests in two series, each of which relates to certain specified assets of the LLC: Series 1 units, which relate to all the issued and outstanding membership interests in Nationstar Mortgage LLC; and Series 2 units, which relate to equity interests in a separate entity, which is not a subsidiary of Nationstar Mortgage LLC. Certain executive compensation arrangements include equity grants of the Series 2 units of our Initial Stockholder. See “Compensation Discussion and Analysis.”

(2)	Fortress Fund III Funds represent Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., FIF III B HE BLKR LLC, and FIF III C HE BLKR LLC. Fortress Fund IV Funds represent Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P. and Fortress Investment Fund IV (Fund G) L.P., FIF IV B HE BLKR LLC and FIF IV CFG HE BLKR LLC. Fortress Fund III GP LLC is the general partner of each of the Fortress Fund III Funds (excluding FIF III B HE BLKR LLC and FIF III C HE BLKR LLC, which are wholly owned by Fortress Investment Fund III (Fund B) L.P. and Fortress Investment Fund III (Fund C) L.P., respectively). The sole managing member of Fortress Fund III GP LLC is Fortress Investment Fund GP (Holdings) LLC. The sole managing member of Fortress Investment Fund III GP (Holdings) LLC is Fortress Operating Entity I LP (“FOE I”). FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly owned by Fortress Investment Group LLC. Fortress Fund IV GP L.P. is the general partner of each of the Fortress Fund IV Funds (excluding FIF IV HE BLKR LLC and FIF IV CFG HE BLKR LLC, which are wholly owned by Fortress Investment Fund IV (Fund B) L.P., and Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund F) L.P. and Fortress Investment Fund IV (Fund G) L.P., respectively). Fortress Fund IV GP Holdings Ltd. is the general partner of Fortress Fund IV GP L.P. Fortress Fund IV GP Holdings Ltd. is wholly owned by FOE I. FIG Corp. is the general partner of FOE I. FIG Corp. is wholly owned by Fortress Investment Group LLC

(“Fortress”). As of January 31, 2012, Wesley R. Edens owned approximately 14.14% of Fortress. By virtue of his ownership interest in Fortress and certain of its affiliates, as well as his role in advising certain investment funds, Wesley R. Edens may be deemed to be the natural person that has sole voting and investment control over the shares listed as beneficially owned by the Initial Stockholder. Mr. Edens disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of all persons listed above is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Unit Exchange

Certain of our current and former members of management (the “Eligible Participants”) previously received Series 1 Class A units of the Initial Stockholder as consideration for services provided to Nationstar Mortgage LLC and its subsidiaries. In connection with this offering, the Initial Stockholder is offering to these Eligible Participants the opportunity to exchange their Series 1 Class A units for shares of our common stock that are currently held by the Initial Stockholder in the Unit Exchange. Eligible Participants that accept the Unit Exchange on or before the pricing of this offering will be eligible to receive a number of shares of our common stock based upon a formula tied to the initial public offering price per share in this offering. The Unit Exchange will not affect the number of shares of our common stock outstanding after this offering, as all shares that are being offered in exchange for the units are currently held by the Initial Stockholder. Each Eligible Participant will receive 3.665 shares of our common stock for each Series 1 Class A unit. To the extent that any of the Eligible Participants’ Series 1 Class A units have already vested, the grant offered to such Eligible Participants in redemption of such units will vest upon grant by us. To the extent that any of these units have not vested at the time of the Unit Exchange, we anticipate that the grants offered to such Eligible Participants in redemption of such units will, to the greatest extent reasonably possible, vest in such amounts, at such times and upon such terms as the original unvested units.

The following table sets forth the number of shares and percentage of shares of our common stock that the Initial Stockholder, each of our current executive officers, NEOs and directors, and all of our executive officers, NEOs and directors as a group, will own upon the pricing of the offer made hereby as a result of the Unit Exchange (excluding any shares such persons may be separately granted under our equity compensation plan). None of our executive officers, NEOs or directors, other than those set forth below, will receive any shares of our common stock in the Unit Exchange.

	Number of Shares Beneficially
	Owned After this Offering(1)
	Number of	Percentage of
Name of Beneficial Owner	Shares	Shares

Initial Stockholder	68,771,850	79.4%
Executive Officers, NEOs and Directors
Anthony H. Barone	384,208	*
Jay Bray	283,949	*
Robert Appel	163,993	*
Amar Patel	114,045	*
Douglas Krueger	—	—
All executive officers, NEOs and directors as a group (12 persons)	946,195	1.1%

*	Less than 1%

(1)	Does not include 1,325,003 unvested shares of restricted stock that we expect to grant to certain of our executive officers, directors and employees in connection with this offering.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Under our amended and restated certificate of incorporation, our authorized capital stock consists of:

•	1,000,000,000 shares of common stock, par value $0.01 per share; and

•	300,000,000 preferred shares, par value $0.01 per share.

Upon completion of this offering, there will be outstanding 86,666,667 shares of common stock after giving effect to the Restructuring and the 70,000 for 1 stock split, (which will be effective prior to the completion of this offering), and assuming no exercise of the underwriters’ overallotment option, and no outstanding shares of preferred stock.

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors; provided, however, that pursuant to the Stockholders Agreement that we have entered into with the Initial Stockholder, we are required to take all reasonable actions within our control (including nominating as directors the individuals designated by the Initial Stockholder) so that up to a majority (or other number, depending upon the level of ownership of the Initial Stockholder) of the members of our board of directors are individuals designated by the Initial Stockholder.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock prior to distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price for such shares.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Stockholders Agreement

For a description of the Stockholders Agreement that we have entered into with the Initial Stockholder, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2013, 2014 and 2015, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote; provided, however, that for so long as the Fortress Stockholders beneficially own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “—Preferred Stock.”

Ability of our Stockholders to Act

Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to call special stockholders meetings; provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Under our amended and restated certificate of incorporation and amended and restated bylaws, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting by written consent of a majority of our stockholders for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock. After the Fortress Stockholders beneficially own less than 25% of our issued and outstanding stock, only action by unanimous written consent of our stockholders can be taken without a meeting.

Our amended and restated bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders. In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our amended and restated bylaws provide that no business may be transacted at any annual meeting of our stockholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (c) otherwise properly brought by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for the following (to the extent such exemption is not permitted under the Delaware General Corporation Law, as amended from time to time):

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

In connection with this offering, we have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•	the Fortress Stockholders have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•	if the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	in the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Fortress Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer and Trust Company, LLC.

Listing

Our common stock has been approved for listing on the NYSE under the symbol “NSM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 86,666,667 shares of common stock issued and outstanding (or a maximum of 89,166,667 shares if the underwriters exercise their overallotment option in full). All of the 16,666,667 shares of our common stock sold in this offering (or 19,166,667 shares if the underwriters exercise their overallotment option in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 80.8% of our outstanding common stock will be held by the Initial Stockholder. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We and our executive officers, directors and the Initial Stockholder have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Underwriting—No Sales of Similar Securities.” Merrill Lynch, Pierce, Fenner & Smith Incorporated may waive these restrictions at its discretion.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated provides a written waiver of such extension. Merrill Lynch, Pierce, Fenner & Smith Incorporated has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

Pursuant to the Stockholders Agreement, the Initial Stockholder and certain of its affiliates and permitted third party transferees will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the 180-day lock-up period described above. The Initial Stockholder and certain of its affiliates and permitted third party transferees will also be entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Initial Stockholder sells a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for a more detailed description of these registration rights.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. A “Non-U.S. Holder” means a person (other than a partnership) that is not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. This discussion deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, are a “controlled foreign corporation” or a “passive foreign investment company”, or are otherwise subject to special treatment under the Code. You should consult your own tax advisors about the tax consequences of the purchase, ownership, and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•	you have furnished to us or such other payor a valid Internal Revenue Service (“IRS”) Form W-8BEN or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments, and

•	in the case of actual or constructive dividends paid to a foreign entity after December 31, 2013, you or the foreign entity, if required, have provided the withholding agent with certain information with respect to your or the entity’s direct and indirect U.S. owners, and, if you hold the common stock through a foreign financial institution, such institution has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity).

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless you are an individual present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other requirements are met. If you are such an individual, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

In the case of the sale or disposition of common stock after December 31, 2014, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point above under “—Dividends” are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock and the potential for a refund or credit in the case of any withholding tax.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder may be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. holder or such holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,911,669
Citigroup Global Markets Inc.	3,401,666
Credit Suisse Securities (USA) LLC	3,401,666
Wells Fargo Securities, LLC	3,401,666
Allen & Company LLC	510,000
Barclays Capital Inc.	510,000
J.P. Morgan Securities LLC	510,000
Keefe, Bruyette & Woods, Inc.	510,000
Sterne, Agee & Leach, Inc.	510,000

Total	16,666,667

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.53 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option

Public offering price	$14.00	$233,333,338	$268,333,338
Underwriting discount	$.91	$15,166,667	$17,441,667
Proceeds, before expenses, to us	$13.09	$218,166,671	$250,891,671

The expenses of the offering, not including the underwriting discount, are estimated at $3.8 million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,500,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, the Initial Stockholder, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not apply to: (i) any securities to be sold pursuant to this offering; (ii) any shares of common stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement; (iii) any grants of stock options, restricted stock or notional units to employees, directors or contractors pursuant to the terms of any plan in effect as of the closing of this offering, issuances of common stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date of the underwriting agreement; (iv) any shares of common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan; (v) any registration statement on Form S-8 under the 1933 Act with respect to the foregoing clauses; (vi) any issuance of options or shares pursuant to an exchange for units of the Initial Stockholder; (vii) any pledge of shares of common stock by the Initial Stockholder as collateral in connection with any debt financing of the Initial Stockholder, any of its affiliates or Fortress Investment Group LLC; (viii) any exchange, transfer or other disposition by the Initial Stockholder of options or shares of common stock pursuant to an exchange for units of the Initial Stockholder; (ix) any transfer by the Initial Stockholder, our executive officers and directors as a bona fide gift or gifts; (x) any transfer by the Initial Stockholder, our executive officers and directors to any trust for their or their immediately family’s direct or indirect benefit; (xi) any transfer by the Initial Stockholder, our executive officers and directors as a distribution to their limited partners or stockholders; (xii) any transfer by the Initial Stockholder, our executive officers and directors to funds managed by an affiliate of Fortress Investment Group LLC; (xiii) any transfer by the Initial Stockholder, our executive officers and directors to their affiliates or to any investment fund or other entity controlled or managed by them; or (xvi) any dispositions to Nationstar Mortgage LLC to satisfy tax withholding obligations in connection with the exchange, transfer or other disposition of options or shares of common stock pursuant to an exchange for units of FIF HE Holdings LLC. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons, including employees of Fortress. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NYSE Listing

Our common stock has been approved for listing on the NYSE under the symbol “NSM.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Bank of America, N.A. (“BANA”), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, is the lender under our $175 Million Warehouse Facility and Merrill Lynch, Pierce, Fenner & Smith Incorporated was an initial purchaser in connection with the offering in March 2010 of our senior notes.

Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering, is the lender under our 2010-ABS Advance Financing Facility. Wells Fargo Bank, N.A. also acts as Master Servicer under certain of our Servicing Agreements related to mortgage loans for which we act as servicer. Wells Fargo Bank, N.A. receives customary fees and commissions for these transactions.

Citibank, N.A., an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering, is the lender under our $100 Million Warehouse Facility. Citibank, N.A. receives customary fees and commissions for this transaction.

Barclays Bank plc, an affiliate of Barclays Capital Inc., one of the underwriters of this offering, is the lender under our 2011-Agency Advance Financing Facility and our $50 Million Warehouse Facility. Barclays Bank plc receives customary fees and commissions for these transactions.

In December 2011, we signed an agreement to purchase the servicing rights to certain reverse mortgages (the “Reverse Mortgage Acquisition”) from BANA. Under the Reverse Mortgage Acquisition, we agreed to purchase certain servicing rights relating to reverse mortgage loans with an aggregate UPB as of December 31, 2011 of approximately $18 billion and assume certain liabilities associated with such MSRs. On December 22, 2011, we deposited in escrow the purchase price of the MSRs relating to reverse mortgage loans with an aggregate UPB as of December 31, 2011 of approximately $7.8 billion and the related advances. The acquisition was completed on January 3, 2012. Our acquisition of MSRs related to an additional $9.5 billion of UPB as of December 31, 2011 is expected to close during 2012 upon receipt of certain specified third party approvals. On December 23, 2011, we paid a deposit of $9.0 million related to such servicing. Additionally, we expect to subservice on behalf of the bank certain reverse mortgage loans with a UPB as of December 31, 2011 of approximately $1.4 billion beginning in the later portion of 2012.

The purchase agreement for the Reverse Mortgage Acquisition provides for customary mutual representations and warranties and cross-indemnities. BANA is obligated among other things, under certain circumstances and subject to various terms and conditions, to repurchase certain of the loans associated with the servicing rights that were sold to us and, for a limited time, to make certain advances, including principal advances, with respect to the underlying mortgage loans to the borrower, and we are obligated to reimburse BANA monthly for these advances for one year.

Also, in September 2011, we purchased certain MSRs relating to residential mortgage loans with an aggregate UPB of approximately $10 billion as of December 31, 2011 from BANA for approximately

$69.6 million. In connection with this transaction, we and BANA made customary representations and warranties to each other and agreed to customary cross-indemnities.

We intend to continue to actively seek additional servicing acquisitions from third parties, potentially including from the underwriters or their affiliates. In connection with such acquisitions, we may enter into additional borrowing arrangements, including with our underwriters or their affiliates.

In connection with the settlement agreement that BANA, certain affiliates of Bank of America and Countrywide Financial Corporation (“Countrywide”) entered into with The Bank of New York Mellon relating to certain legacy Countrywide residential mortgage-backed securitization repurchase exposures (the “Settlement”), BANA agreed to transfer the servicing related to certain high-risk loans to approved subservicers. The Company is an approved subservicer under the Settlement. While the Settlement has not received final court approval, BANA expects to transfer the servicing under the Settlement of certain loans to us in accordance with the terms of the Settlement for which we expect to be paid subservicing fees in accordance with the Settlement.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), will effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives have been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX’’) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Luxembourg

The terms and conditions relating to this offering have not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) for purposes of public offering or sale in the Grand Duchy of Luxembourg (“Luxembourg”). Accordingly, the shares may not be offered or sold to the public in Luxembourg, directly or indirectly, and neither this prospectus nor any other offering circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, from or published in, Luxembourg, except in circumstances which do not constitute an offer of securities to the public, subject to prospectus requirements, in accordance with the Luxembourg law of July 10, 2005 on prospectuses for securities, as amended from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Nationstar Mortgage LLC at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investors relations section of our website, www.nationstarholdings.com. Information on, or accessible through, our website is not part of this prospectus.

NATIONSTAR MORTGAGE LLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Nationstar Mortgage LLC

We have audited the accompanying consolidated balance sheets of Nationstar Mortgage LLC and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, members’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nationstar Mortgage LLC and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for transfers of financial assets and consolidation of variable interest entities, effective January 1, 2010.

/s/  Ernst & Young LLP

Dallas, Texas
February 23, 2012

Consolidated Financial Statements

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2011	2010
	(dollars in thousands)

Assets
Cash and cash equivalents	$62,445	$21,223
Restricted cash (includes $— and $1,472, respectively, of restricted cash, subject to ABS nonrecourse debt)	71,499	91,125
Accounts receivable (includes $— and $2,392, respectively, of accrued interest, subject to ABS nonrecourse debt)	562,300	441,275
Mortgage loans held for sale	458,626	369,617
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net of allowance for loan losses of $5,824 and $3,298, respectively	243,480	266,320
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	—	538,440
Receivables from affiliates	4,609	8,993
Mortgage servicing rights—fair value	251,050	145,062
Property and equipment, net of accumulated depreciation of $39,201 and $35,346, respectively	24,073	8,394
REO, net (includes $— and $17,509, respectively, of REO, subject to ABS nonrecourse debt)	3,668	27,337
Other assets	106,181	29,395

Total assets	$1,787,931	$1,947,181

Liabilities and members’ equity
Notes payable	$873,179	$709,758
Unsecured senior notes	280,199	244,061
Payables and accrued liabilities (includes $— and $95, respectively, of accrued interest payable, subject to ABS nonrecourse debt)	183,789	75,054
Derivative financial instruments	12,370	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	—	18,781
Nonrecourse debt—Legacy Assets	112,490	138,662
Excess spread financing (at fair value)	44,595	—
ABS nonrecourse debt (at fair value)	—	496,692

Total liabilities	1,506,622	1,690,809

Commitments and contingencies—See Note 19
Total members’ equity	281,309	256,372

Total liabilities and members’ equity	$1,787,931	$1,947,181

See accompanying notes to the consolidated financial statements.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2011	2010	2009
	(dollars in thousands)

Revenues:
Servicing fee income	$233,411	$167,126	$90,195
Other fee income	35,187	16,958	10,023

Total fee income	268,598	184,084	100,218
Gain/(loss) on mortgage loans held for sale	109,136	77,344	(21,349)

Total revenues	377,734	261,428	78,869

Expenses and impairments:
Salaries, wages and benefits	202,290	149,115	90,689
General and administrative	82,183	58,913	30,494
Provision for loan losses	3,537	3,298	—
Loss on foreclosed real estate	6,833	205	7,512
Occupancy	11,340	9,445	6,863
Loss on available for sale securities—other-than-temporary	—	—	6,809

Total expenses and impairments	306,183	220,976	142,367

Other income (expense):
Interest income	66,802	98,895	52,518
Interest expense	(105,375)	(116,163)	(69,883)
Gain/(loss) on interest rate swaps and caps	298	(9,801)	(14)
Fair value changes in ABS securitizations	(12,389)	(23,297)	—

Total other income (expense)	(50,664)	(50,366)	(17,379)

Net income / (loss)	$20,887	$(9,914)	$(80,877)

Unaudited pro forma information (Note 27):
Historical net income before taxes	$20,887
Pro forma adjustment for taxes	—

Pro forma net income	$20,887

See accompanying notes to the consolidated financial statements.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

		Accumulated Other	Total Members’
	Members’	Comprehensive	Units and
	Units	Income	Members’ Equity
	(dollars in thousands)

Balance at December 31, 2008	$255,922	$—	$255,922
Capital contributions	87,951	—	87,951
Share-based compensation	827	—	827
Net loss and comprehensive loss	(80,877)	—	(80,877)

Balance at December 31, 2009	263,823	—	263,823
Cumulative effect of change in accounting principles as of January 1, 2010 related to adoption of new accounting guidance on consolidation of variable interest entities	(8,068)	—	(8,068)
Share-based compensation	12,856	—	12,856
Tax related share-based settlement of units by members	(3,396)	—	(3,396)
Comprehensive loss:
Net loss	(9,914)	—	(9,914)
Change in value of cash flow hedge	—	1,071	1,071

Total comprehensive loss			(8,843)

Balance at December 31, 2010	255,301	1,071	256,372
Share-based compensation	14,815	—	14,815
Distributions to parent	(4,348)	—	(4,348)
Tax related share-based settlement of units by members	(5,346)	—	(5,346)
Comprehensive income:
Net income	20,887	—	20,887
Change in value of cash flow hedge	—	(1,071)	(1,071)

Total comprehensive income			19,816

Balance at December 31, 2011	$281,309	$—	$281,309

See accompanying notes to the consolidated financial statements.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	2011	2010	2009
	(dollars in thousands)

Operating activities
Net income / (loss)	$20,887	$(9,914)	$(80,877)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Share-based compensation	14,815	12,856	827
(Gain) / loss on mortgage loans held for sale	(109,136)	(77,344)	21,349
Provision for loan losses	3,537	3,298	—
Loss on foreclosed real estate	6,833	205	7,512
Loss on equity method investments	107	—	—
(Gain) / loss on derivatives including ineffectiveness on interest rate swaps and caps	(2,331)	8,872	(2,422)
Impairment of investments in debt securities	—	—	6,809
Fair value changes in ABS securitizations	12,389	23,297	—
Fair value changes in excess financing spread	3,060	—	—
Depreciation and amortization	4,063	2,117	1,767
Change in fair value on mortgage servicing rights	39,000	6,043	27,915
Amortization of debt discount	13,331	18,731	21,287
Amortization of discounts	(5,042)	(4,526)	(1,394)
Mortgage loans originated and purchased, net of fees	(3,412,185)	(2,791,639)	(1,480,549)
Cost of loans sold, net of fees	3,339,859	2,621,275	1,007,369
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	63,578	32,668	471,882
Changes in assets and liabilities:
Accounts receivable, net	(83,133)	41,148	(157,964)
Receivables from affiliates	4,384	3,958	66,940
Other assets	(44,576)	(861)	(6,961)
Payables and accrued liabilities	101,657	8,163	12,869

Net cash used in operating activities	(28,903)	(101,653)	(83,641)

Continued on following page.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year Ended
	2011	2010	2009
	(dollars in thousands)

Investing activities
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	$40,000	$48,838	$—
Property and equipment additions, net of disposals	(19,742)	(3,936)	(3,029)
Acquisition of equity method investee	(6,600)	—	—
Deposits on reverse mortgage servicing rights, net	(26,893)	—	—
Deposits on / purchase of forward mortgage servicing rights, net of liabilities incurred	(96,467)	(17,812)	(1,169)
Proceeds from sales of REO	27,823	74,107	34,181

Net cash (used in) / provided by investing activities	(81,879)	101,197	29,983

Financing activities
Transfers from restricted cash, net	16,812	(33,731)	(31,763)
Issuance of nonrecourse debt, net	—	—	191,272
Issuance of unsecured senior notes, net	35,166	243,013	—
Issuance of excess spread financing	40,492	—	—
Increase / (decrease) in notes payable	163,421	(62,099)	(60,395)
Repayment of nonrecourse debt—Legacy assets	(30,433)	(45,364)	(15,809)
Repayment of ABS nonrecourse debt	(58,091)	(103,466)	—
Repayment of excess servicing spread financing	(2,207)	—	—
Capital contributions from members	—	—	20,700
Distributions to parent	(4,348)	—	—
Debt financing costs	(3,462)	(14,923)	(18,059)
Tax related share-based settlement of units by members	(5,346)	(3,396)	—

Net cash provided by / (used in) financing activities	152,004	(19,966)	85,946

Net increase in cash and cash equivalents	41,222	(20,422)	32,288
Cash and cash equivalents at beginning of period	21,223	41,645	9,357

Cash and cash equivalents at end of period	$62,445	$21,223	$41,645

Supplemental disclosures of non-cash activities
Transfer of mortgage loans held for sale to REO at fair value	$90	$352	$36,164
Transfer of mortgage loans held for investment to REO at fair value	6,291	18,928	5,561
Transfer of mortgage loans held for sale to held for investment at fair value	—	—	319,183
Transfer of mortgage loans held for investment, subject to ABS nonrecourse debt to REO at fair value	17,528	37,127	—
Contribution of intercompany payable from parent	—	—	67,251
Change in value of cash flow hedge—accumulated other comprehensive income	(1,071)	1,071	—
Mortgage servicing rights resulting from sale or securitization of mortgage loans	36,474	26,253	8,332
Liabilities incurred from purchase of forward mortgage servicing rights	6,333	—	22,211

See accompanying notes to the consolidated financial statements.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, unless otherwise stated)

1.	Nature of Business and Basis of Presentation

Nature of Business

Nationstar Mortgage LLC’s (Nationstar or the Company) principal business is the servicing of residential mortgage loans for others and the origination and selling or securitization of single-family conforming mortgage loans to government-sponsored entities (GSE) or other third party investors in the secondary market.

The sale or securitization of mortgage loans typically involves Nationstar retaining the right to service the mortgage loans that it sells. The servicing of mortgage loans includes the collection of principal and interest payments and the assessment of ancillary fees related to the servicing of mortgage loans. Additionally, Nationstar periodically obtains servicing rights through the acquisition of servicing portfolios from third parties and entering into subservicing arrangements.

Corporate Reorganization (Unaudited)

In conjunction with the filing and effectiveness of a Form S-1 Registration Statement under the Securities Act of 1933, Nationstar will become a wholly owned indirect subsidiary of Nationstar Mortgage Holdings Inc. Nationstar Mortgage Holdings Inc. was formed solely for the purpose of reorganizing the structure of FIF HE Holdings LLC (FIF) and Nationstar so that the common stock issuer is a corporation rather than a limited liability company. As such, the existing investors will own common stock rather than equity interests in a limited liability company. Because Nationstar Mortgage Holdings Inc. upon formation and prior to the reorganization, will have had no operations, Nationstar will be the predecessor company. The reorganization will be accounted for as a reorganization under common control and, accordingly, there will be no change in the basis of the assets and liabilities.

Basis of Presentation

The consolidated financial statements include the accounts of Nationstar, a Delaware limited liability company, and its wholly owned subsidiaries and those variable interest entities (VIEs) where Nationstar is the primary beneficiary. Nationstar applies the equity method of accounting to investments when the entity is not a VIE and Nationstar is able to exercise significant influence, but not control, over the policies and procedures of the entity but owns less than 50% of the voting interests. Intercompany balances and transactions have been eliminated. Results of operations, assets and liabilities of VIEs are included from the date that the Company became the primary beneficiary through the date the Company ceases to be the primary beneficiary. Nationstar is a subsidiary of FIF HE Holdings LLC (FIF), a subsidiary of Fortress Private Equity Funds III and IV (Fortress). Nationstar evaluated subsequent events through the date these consolidated financial statements were issued.

2.	Significant Accounting Policies

Use of Estimates in Preparation of Consolidated Financial Statements

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

due to factors such as adverse changes in the economy, increases in interest rates, changes in prepayment assumptions, declines in home prices or discrete events adversely affecting specific borrowers, and such differences could be material.

Reclassification Adjustments

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on hand and other highly liquid investments having an original maturity of less than three months.

Restricted Cash

Restricted cash consists of certain custodial accounts related to Nationstar’s portfolio securitizations or to collections on certain mortgage loans and mortgage loan advances that have been pledged to various Advance Financing Facilities under Master Repurchase Agreements. Restricted cash also includes certain fees collected on mortgage loan payments that are required to be remitted to a government-sponsored entity (GSE) to settle outstanding guarantee fee requirements.

Mortgage Loans Held for Sale

Nationstar maintains a strategy of originating mortgage loan products primarily for the purpose of selling to government-sponsored entities or other third party investors in the secondary market. Generally, all newly originated mortgage loans held for sale are delivered to third party purchasers or securitized within three months after origination.

Through September 30, 2009, mortgage loans held for sale were carried at the lower of amortized cost or fair value on an aggregate basis grouped by delinquency status. Effective October 1, 2009, Nationstar elected to measure newly originated prime residential mortgage loans held for sale at fair value, as permitted under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments. Nationstar estimates fair value by evaluating a variety of market indicators, including recent trades and outstanding commitments, calculated on an aggregate basis (see Note 15—Fair Value Measurements).

In connection with Nationstar’s election to measure mortgage loans held for sale at fair value, Nationstar is no longer permitted to defer the loan originations fees, net of direct loan originations costs associated with these loans. Prior to October 1, 2009, Nationstar deferred all nonrefundable fees and costs as required under ASC 310, Receivables. In accordance with this guidance, loan originations fees, net of direct loan originations costs were capitalized and added as an adjustment to the basis of the individual loans originated. These fees are accreted into income as an adjustment to the loan yield over the life of the loan or recognized when the loan is sold to a third party purchaser.

Mortgage Loans Held for Investment, Subject to Nonrecourse Debt—Legacy Assets, Net

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets principally consist of nonconforming or subprime mortgage loans securitized which serve as collateral for the issued debt. These

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2.	Significant Accounting Policies (continued)

loans were transferred on October 1, 2009 from mortgage loans held for sale at fair value on the transfer date, as determined by the present value of expected future cash flows, with no valuation allowance recorded. The difference between the undiscounted cash flows expected and the investment in the loan is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at transfer are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the transfer are recognized prospectively through adjustment of the yield on the loans over the remaining life. Decreases in expected cash flows subsequent to transfer are recognized as a valuation allowance.

Allowance for Loan Losses on Mortgage Loans Held for Investment

An allowance for loan losses is established by recording a provision for loan losses in the consolidated statement of operations when management believes a loss has occurred on a loan held for investment. When management determines that a loan held for investment is partially or fully uncollectible, the estimated loss is charged against the allowance for loan losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Nationstar accounts for the loans that were transferred to held for investment from held for sale during October 2009 in a manner similar to ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of transfer, management evaluated such loans to determine whether there was evidence of deterioration of credit quality since acquisition and if it was probable that Nationstar would be unable to collect all amounts due according to the loan’s contractual terms. The transferred loans were aggregated into separate pools of loans based on common risk characteristics (loan delinquency). Nationstar considers expected prepayments, and estimates the amount and timing of undiscounted expected principal, interest, and other cash flows for each aggregated pool of loans. The determination of expected cash flows utilizes internal inputs such as prepayment speeds and credit losses. These internal inputs require the use of judgement and can have a significant impact on the accretion of income and/or valuation allowance. Nationstar determines the excess of the pool’s scheduled contractual principal and contractual interest payments over all cash flows expected as of the transfer date as an amount that should not be accreted (nonaccretable difference). The remaining amount is accreted into interest income over the remaining life of the pool of loans (accretable yield).

Over the life of the transferred loans, management continues to estimate cash flows expected to be collected. Nationstar evaluates at the balance sheet date whether the present value of the loans determined using the effective interest rates has decreased, and if so, records an allowance for loan loss. The present value of any subsequent increase in the transferred loans cash flows expected to be collected is used first to reverse any existing allowance for loan loss related to such loans. Any remaining increase in cash flows expected to be collected are used to adjust the amount of accretable yield recognized on a prospective basis over the remaining life of the loans.

Nationstar accounts for its allowance for loan losses for all other mortgage loans held for investment in accordance with ASC 450-20, Loss Contingencies. The allowance for loan losses represents management’s best estimate of probable losses inherent in the loans held for investment portfolio. Mortgage loans held for investment portfolio is comprised primarily of large groups of homogeneous residential mortgage loans. These loans are evaluated based on the loan’s present delinquency status. The estimate of probable losses on these loans considers the rate of default of the loans and the amount of loss in the event of default. The rate of default is based on historical experience related to the migration of these from each delinquency category to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

default over a twelve month period. The entire allowance is available to absorb probable credit losses from the entire held for investment portfolio.

Substantially, all mortgage loans held for investment were transferred from mortgage loans held for sale at fair value in October 2009.

Mortgage Loans Held for Investment, Subject to ABS Nonrecourse Debt, Net

Effective January 1, 2010, new accounting guidance eliminated the concept of a Qualifying Special Purpose Entity (QSPE) and all existing securitization trusts are considered VIEs and are subject to new consolidation guidance provided in ASC 810. Upon consolidation of any VIEs, Nationstar recognized the securitized mortgage loans related to these securitization trusts as mortgage loans held for investment, subject to ABS nonrecourse debt (see Note 3, Variable Interest Entities and Securitizations). Additionally, Nationstar elected the fair value option provided for by ASC 825-10.

In December 2011, Nationstar sold its remaining variable interest in a securitization trust that has been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, the related ABS nonrecourse debt, as well as certain other assets and liabilities of the securitization trust, and recognized any mortgage servicing rights on the consolidated balance sheet.

Receivables from Affiliates

Nationstar engages in periodic transactions with Nationstar Regular Holdings, Ltd., a subsidiary of FIF. These transactions typically involve the monthly payment of principal and interest advances that are required to be remitted to the securitization trusts as required under various Pooling and Servicing Agreements. These amounts are later repaid to Nationstar when principal and interest advances are recovered from the respective borrowers. In addition, receivables from affiliates include amounts due to FIF from settlements on interest rate swap agreements between FIF and various financial institutions. These settled amounts are collected by Nationstar and are ultimately due to FIF.

Mortgage Servicing Rights (MSRs)

Nationstar recognizes MSRs related to all existing residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting and for which the servicing rights are retained. Additionally, Nationstar may acquire the rights to service residential mortgage loans that do not relate to assets transferred by Nationstar through the purchase of these rights from third parties.

Nationstar identifies MSRs related to all existing forward residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting or through the acquisition of rights to service forward residential mortgage loans that do not relate to assets transferred by Nationstar through the purchase of these rights from third parties as a class of MSR. Nationstar applies fair value accounting to this class of MSRs, with all changes in fair value recorded as charges or credits to servicing fee income in accordance with ASC 860-50, Servicing Assets and Liabilities.

Additionally, Nationstar has entered into a contract to acquire and hold servicing rights for reverse mortgage loans. For this class of servicing rights, Nationstar will apply the amortization method (i.e., lower of cost or market) with the capitalized cost of the MSRs amortized in proportion and over the period of the

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2.	Significant Accounting Policies (continued)

estimated net future servicing income and recognized as an adjustment to servicing fee income. The expected period of the estimated net servicing income is based, in part, on the expected prepayment period of the underlying reverse mortgages. This class of MSRs will be periodically evaluated for impairment. For purposes of measuring impairment, MSRs will be stratified based on predominant risk characteristics of the underlying serviced loans. These risk characteristics include loan type (fixed or adjustable rate), term and interest rate. Impairment, if any, will represent the excess of amortized cost of an individual stratum over its estimated fair value and will be recognized through a valuation allowance.

Property and Equipment, Net

Property and equipment, net is comprised of land, furniture, fixtures, leasehold improvements, computer software, and computer hardware. These assets are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Cost and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and any resulting gains or losses are recognized at such time through a charge or credit to general and administrative expenses.

Real Estate Owned (REO), Net

Nationstar holds REO as a result of foreclosures on delinquent mortgage loans. REO is recorded at estimated fair value less costs to sell at the date of foreclosure. Any subsequent declines in fair value are credited to a valuation allowance and charged to operations as incurred.

Variable Interest Entities

Nationstar has been the transferor in connection with a number of securitizations or asset-backed financing arrangements, from which Nationstar has continuing involvement with the underlying transferred financial assets. Nationstar aggregates these securitizations or asset-backed financing arrangements into two groups: 1) securitizations of residential mortgage loans that were accounted for as sales and 2) financings accounted for as secured borrowings.

On securitizations of residential mortgage loans, Nationstar’s continuing involvement typically includes acting as servicer for the mortgage loans held by the trust and holding beneficial interests in the trust. Nationstar’s responsibilities as servicer include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance in exchange for a contractually specified servicing fee. The beneficial interests held consist of both subordinate and residual securities that were retained at the time of the securitization. Prior to January 1, 2010, each of these securitization trusts was considered QSPEs, and these trusts were excluded from Nationstar’s consolidated financial statements.

Nationstar also maintains various agreements with special purpose entities (SPEs), under which Nationstar transfers mortgage loans and/or advances on residential mortgage loans in exchange for cash. These SPEs issue debt supported by collections on the transferred mortgage loans and/or advances. These transfers do not qualify for sale treatment because Nationstar continues to retain control over the transferred assets. As a result, Nationstar accounts for these transfers as financings and continues to carry the transferred assets and recognizes the related liabilities on Nationstar’s consolidated balance sheets. Collections on the mortgage loans and/or advances pledged to the SPEs are used to repay principal and interest and to pay the expenses of the entity. The holders of these beneficial interests issued by these SPEs do not have recourse to Nationstar and can only look to the assets of the SPEs themselves for satisfaction of the debt.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

Prior to January 1, 2010, Nationstar evaluated each special purpose entity (SPE) for classification as a QSPE. QSPEs were not consolidated in Nationstar’s consolidated financial statements. When an SPE was determined to not be a QSPE, Nationstar further evaluated it for classification as a VIE. When an SPE met the definition of a VIE, and when it was determined that Nationstar was the primary beneficiary, Nationstar included the SPE in its consolidated financial statements.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE and all existing SPEs are subject to new consolidation guidance. Upon adoption of this new accounting guidance, Nationstar identified certain securitization trusts where Nationstar, or through its affiliates, continued to hold beneficial interests in these trusts. These retained beneficial interests obligate Nationstar to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant. In addition, Nationstar as Master Servicer on the related mortgage loans, retains the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE. When it is determined that Nationstar has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in Nationstar’s consolidated financial statements. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests obtained as part of the securitization, including any retained investment in debt securities, mortgage servicing rights, and any remaining residual interests. In addition, Nationstar recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates (ABS nonrecourse debt) acquired by third parties as ABS nonrecourse debt on Nationstar’s consolidated balance sheet.

As a result of market conditions and deteriorating credit performance on these consolidated VIEs, Nationstar expects minimal to no future cash flows on the economic residual. Under existing GAAP, Nationstar would be required to provide for additional allowances for loan losses on the securitization collateral as credit performance deteriorated, with no offsetting reduction in the securitization’s debt balances, even though any nonperformance of the assets will ultimately pass through as a reduction of amounts owed to the debt holders, once they are extinguished. Therefore, Nationstar would be required to record accounting losses beyond its economic exposure.

To more accurately represent the future economic performance of the securitization collateral and related debt balances, Nationstar elected the fair value option provided for by ASC 825-10, Financial Instruments-Overall. This option was applied to all eligible items within the VIE, including mortgage loans held for investment, subject to ABS nonrecourse debt, and the related ABS nonrecourse debt.

Subsequent to this fair value election, Nationstar no longer records an allowance for loan loss on mortgage loans held for investment, subject to ABS nonrecourse debt. Nationstar continues to record interest income in Nationstar’s consolidated statement of operations on these fair value elected loans until they are placed on a nonaccrual status when they are 90 days or more past due. The fair value adjustment recorded for the mortgage loans held for investment is classified within fair value changes of ABS securitizations in Nationstar’s consolidated statement of operations.

Subsequent to the fair value election for ABS nonrecourse debt, Nationstar continues to record interest expense in Nationstar’s consolidated statement of operations on the fair value elected ABS nonrecourse debt. The fair value adjustment recorded for the ABS nonrecourse debt is classified within fair value changes of ABS securitizations in Nationstar’s consolidated statement of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

Under the existing pooling and servicing agreements of these securitization trusts, the principal and interest cash flows on the underlying securitized loans are used to service the asset-backed certificates. Accordingly, the timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans and liquidation of REO.

Nationstar consolidates the SPEs created for the purpose of issuing debt supported by collections on loans and advances that have been transferred to it as VIEs, and Nationstar is the primary beneficiary of these VIEs. Nationstar consolidates the assets and liabilities of the VIEs onto its consolidated financial statements.

In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. In accordance with ASC 810, Consolidation, Nationstar evaluated this securitization trust and determined that Nationstar no longer has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Consequently, this securitization trust was derecognized as of December 31, 2011. Upon deconsolidation of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, the related ABS nonrecourse debt, as well as certain other assets and liabilities of the securitization trust, and recognized any mortgage servicing rights on the consolidated balance sheet. The impact of this derecognition on Nationstar’s consolidated statement of operations was recognized in 2011 in the fair value changes in ABS securitizations line item.

Derivative Financial Instruments

Nationstar enters into interest rate lock commitments (IRLCs) with prospective borrowers. These commitments are carried at fair value in accordance with ASC 815, Derivatives and Hedging. ASC 815 clarifies that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The estimated fair values of IRLCs are based on quoted market values and are recorded in other assets in the consolidated balance sheets. The initial and subsequent changes in the value of IRLCs are a component of gain (loss) on mortgage loans held for sale.

Nationstar actively manages the risk profiles of its IRLCs and mortgage loans held for sale on a daily basis. To manage the price risk associated with IRLCs, Nationstar enters into forward sales of MBS in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held for sale, Nationstar enters into forward sales of MBS to deliver mortgage loan inventory to investors. The estimated fair values of forward sales of MBS and forward sale commitments are based on quoted market values and are recorded as a component of other assets and mortgage loans held for sale, respectively, in the consolidated balance sheets. The initial and subsequent changes in value on forward sales of MBS and forward sale commitments are a component of gain (loss) on mortgage loans held for sale.

Periodically, Nationstar has entered into interest rate swap agreements to hedge the interest payment on the warehouse debt and securitization of its mortgage loans held for sale. These interest rate swap agreements generally require Nationstar to pay a fixed interest rate and receive a variable interest rate based on LIBOR. Unless designated as an accounting hedge, Nationstar records losses on interest rate swaps as a component of gain/(loss) on interest rate swaps and caps in Nationstar’s consolidated statements of operations. Unrealized losses on undesignated interest rate derivatives are separately disclosed under operating activities in the consolidated statements of cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

On October 1, 2010, the Company designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with the Nationstar Mortgage Advance Receivables Trust 2009-ADV1 financing. This interest rate swap was a cash flow hedge under ASC 815 and was recorded at fair value on the Company’s consolidated balance sheet, with any changes in fair value being recorded as an adjustment to other comprehensive income. To qualify as a cash flow hedge, the hedge must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated at hedge inception. Nationstar considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. Ineffective portions of the cash flow hedge are reflected in earnings as they occur as a component of interest expense. In conjunction with the October 2011 amendment to the 2010-ABS Advance Financing Facility, Nationstar paid off its 2009-ABS Advance Financing Facility and transferred the related collateral to the 2010-ABS Advance Financing Facility. Concurrently with the repayment of the 2009-ABS Advance Financing Facility, Nationstar de-designated the underlying interest rate swap on the 2009-ABS Advance Financing Facility. The interest rate swap associated with the 2010-ABS Advance Financing Facility was treated as an economic hedge for the remainder of 2011.

During 2008, Nationstar entered into interest rate cap agreements to hedge the interest payment on the servicing advance facility. These interest rate cap agreements generally require an upfront payment and receive cash flow only when a variable rate based on LIBOR exceeds a defined interest rate. These interest rate cap agreements are not designated as hedging instruments, and unrealized gains and losses are recorded in loss on interest rate swaps and caps in Nationstar’s consolidated statements of operations.

Interest Income

Interest income is recognized using the interest method. Revenue accruals for individual loans are suspended and accrued amounts reversed when the mortgage loan becomes contractually delinquent for 90 days or more. Delinquency payment status is based on the most recently received payment from the borrower. The accrual is resumed when the individual mortgage loan becomes less than 90 days contractually delinquent. For individual loans that have been modified, a period of six timely payments is required before the loan is returned to an accrual basis. Interest income also includes (1) interest earned on custodial cash deposits associated with the mortgage loans serviced and (2) deferred originations income, net of deferred originations costs and other revenues derived from the originations of mortgage loans, which is deferred and recognized over the life of a mortgage loan or recognized when the related loan is sold to a third party purchaser.

Servicing Fee Income

Servicing fees include contractually specified servicing fees, late charges, prepayment penalties and other ancillary charges. Servicing encompasses, among other activities, the following processes: billing, collection of payments, movement of cash to the payment clearing bank accounts, investor reporting, customer service, recovery of delinquent payments, instituting foreclosure, and liquidation of the underlying collateral.

Nationstar recognizes servicing and ancillary fees as they are earned, which is generally upon collection of the payments from the borrower. In addition, Nationstar also receives various fees in the course of providing servicing on its various portfolios. These fees include modification fees for modifications performed outside of government programs, modification fees for modifications pursuant to various government programs, and incentive fees for servicing performance on specific GSE portfolios.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

Fees recorded on modifications of mortgage loans held for investment performed outside of government programs are deferred and recognized as an adjustment to the loans held for investment. These fees are accreted into interest income as an adjustment to the loan yield over the life of the loan. Fees recorded on modifications of mortgage loans serviced by Nationstar for others are recognized on collection and are recorded as a component of service fee income. Fees recorded on modifications pursuant to various government programs are recognized when Nationstar has completed all necessary steps and the loans have performed for the minimum required time frame to establish eligibility for the fee. Revenue earned on modifications pursuant to various government programs is included as a component of service fee income. Incentive fees for servicing performance on specific GSE portfolios are recognized as various incentive standards are achieved and are recorded as a component of service fee income.

Sale of Mortgage Loans

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from Nationstar, (ii) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) Nationstar does not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates Nationstar to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets.

Loan securitizations structured as sales, as well as whole loan sales, are accounted for in accordance with ASC 860, Transfers and Servicing, and the resulting gains on such sales, net of any accrual for recourse obligations, and are reported in operating results during the period in which the securitization closes or the sale occurs.

Share-Based Compensation Expense

Share-based compensation is recognized in accordance with ASC 718, Compensation—Stock Compensation. This guidance requires all share-based payments to employees, including grants of employee stock options, to be recognized as an expense in the consolidated statements of operations, based on their fair values. The amount of compensation is measured at the fair value of the awards when granted and this cost is expensed over the required service period, which is normally the vesting period of the award.

Advertising Costs

Advertising costs are expensed as incurred and are included as part of general and administrative expenses.

Income Taxes

For federal income tax purposes, Nationstar has elected to be a disregarded entity and is treated as a branch of its parent, FIF HE Holdings LLC. FIF HE Holdings LLC is taxed as a partnership, whereby all income is taxed at the member level. Certain states impose income taxes on LLC’s. However, Nationstar does not believe it is subject to material state or local income tax in any of the jurisdictions in which it does business.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	Significant Accounting Policies (continued)

Recent Accounting Developments

Accounting Standards Update No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements (Update No. 2011-03). Update No. 2011-03 is intended to improve the accounting and reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This amendment removes the criterion pertaining to an exchange of collateral such that it should not be a determining factor in assessing effective control, including (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in the update. The amendments in this update will be effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-03 will not have a material impact on Nationstar’s financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (Update No. 2011-04). Update No. 2011-04 is intended to provide common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (IFRS). The changes required in this update include changing the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-04 will not have a material impact on Nationstar’s financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (Update No. 2011-05). Update No. 2011-05 is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Update No. 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and now requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update are to be applied retrospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-05 will not have a material impact on Nationstar’s financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No 2011-05 (Update No. 2011-12). Update 2011-12 is intended to temporarily defer the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income as required by Update No. 2011-05. All other requirements in Update 2011-05 are not affected by this update. This update does not change the requirement to present reclassifications adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements (Update 2011-05). The amendments in this update are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-12 will not have a material impact on our financial condition, liquidity or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	Variable Interest Entities and Securitizations

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary, which is the entity that, through its variable interests has both the power to direct the activities of a VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE and all existing SPEs are subject to new consolidation guidance. Upon adoption of this new accounting guidance, Nationstar identified certain securitization trusts where Nationstar had both the power to direct the activities that most significantly impacted the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs were included in Nationstar’s consolidated financial statements. The net effect of the accounting change on January 1, 2010 members’ equity was an $8.1 million charge to members’ equity.

In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. In accordance with ASC 810, Nationstar has evaluated this securitization trust and determined that Nationstar no longer has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, and this securitization trust was derecognized as of December 31, 2011. Upon deconsolidation of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, the related ABS nonrecourse debt, as well as certain other assets and liabilities of the securitization trust, and recognized any MSRs on the consolidated balance sheet. The impact of this derecognition on Nationstar’s consolidated statement of operations was recognized in the fourth quarter of 2011 in the fair value changes in ABS securitizations line item.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	Variable Interest Entities and Securitizations (continued)

A summary of the assets and liabilities of Nationstar’s transactions with VIEs included in Nationstar’s consolidated financial statements as of December 31, 2011 and 2010 is presented in the following table (in thousands):

		Transfers
		Accounted for as
	Securitization	Secured
December 31, 2011	Trusts(1)	Borrowings	Total

Assets
Restricted cash	$—	$22,316	$22,316
Accounts receivable	—	279,414	279,414
Mortgage loans held for investment, subject to nonrecourse debt	—	237,496	237,496
Mortgage loans held for investment, subject to ABS nonrecourse debt	—	—	—
REO	—	3,668	3,668

Total Assets	$—	$542,894	$542,894

Liabilities
Notes payable	$—	$244,574	$244,574
Payables and accrued liabilities	—	977	977
Outstanding servicer advances	—	—	—
Derivative financial instruments, subject to ABS nonrecourse debt	—	—	—
Nonrecourse debt—Legacy Assets	—	112,490	112,490
ABS nonrecourse debt	—	—	—

Total Liabilities	$—	$358,041	$358,041

(1)	In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the related assets and liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	Variable Interest Entities and Securitizations (continued)

		Transfers
		Accounted for as
	Securitization	Secured
December 31, 2010	Trusts	Borrowings	Total

Assets
Restricted cash	$1,472	$32,075	$33,547
Accounts receivable	2,392	286,808	289,200
Mortgage loans held for investment, subject to nonrecourse debt	—	261,305	261,305
Mortgage loans held for investment, subject to ABS nonrecourse debt	538,440	—	538,440
REO	17,509	9,505	27,014

Total Assets	$559,813	$589,693	$1,149,506

Liabilities
Notes payable	$—	$236,808	$236,808
Payables and accrued liabilities	95	1,173	1,268
Outstanding servicer advances(1)	32,284	—	32,284
Derivative financial instruments	—	7,801	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—	18,781
Nonrecourse debt—Legacy Assets	—	138,662	138,662
ABS nonrecourse debt	497,289	—	497,289

Total Liabilities	$548,449	$384,444	$932,893

(1)	Outstanding servicer advances consists of principal and interest advances paid by Nationstar to cover scheduled payments and interest that have not been timely paid by borrowers. These outstanding servicer advances are eliminated upon the consolidation of the securitization trusts.

A summary of the outstanding collateral and certificate balances for securitization trusts, including any retained beneficial interests and MSRs, that were not consolidated by Nationstar for the periods ending December 31, 2011 and 2010 is presented in the following table (in thousands):

	December 31,	December 31,
	2011	2010

Total collateral balances	$4,579,142	$4,038,978
Total certificate balances	4,582,598	4,026,844
Total mortgage servicing rights at fair value	28,635	26,419

Nationstar has not retained any variable interests in the unconsolidated securitization trusts that were outstanding as of December 31, 2011 or 2010, and therefore does not have a significant maximum exposure to loss related to these unconsolidated VIEs. A summary of mortgage loans transferred to unconsolidated

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	Variable Interest Entities and Securitizations (continued)

securitization trusts that are 60 days or more past due and the credit losses incurred in the unconsolidated securitization trusts are presented below (in thousands):

For the Year Ended,	December 31, 2011		December 31, 2010		December 31, 2009
	Principal		Principal		Principal
	Amount		Amount		Amount
	of Loans		of Loans		of Loans
	60 Days or	Credit	60 Days or	Credit	60 Days or	Credit
	More Past Due	Losses	More Past Due	Losses	More Past Due	Losses

Total securitization trusts	$1,066,130	$335,221	$830,953	$242,905	$1,286,234	$871,995

Certain cash flows received from securitization trusts accounted for as sales for the dates indicated were as follows (in thousands):

For the Year Ended,	December 31, 2011		December 31, 2010		December 31, 2009
	Servicing Fees	Loan	Servicing Fees	Loan	Servicing Fees	Loan
	Received	Repurchases	Received	Repurchases	Received	Repurchases

Total securitization trusts	$28,569	$—	$29,129	$—	$32,593	$—

4.	Consolidated Statement of Cash Flows—Supplemental Disclosure

Total interest paid for the years ended December 31, 2011, 2010, and 2009, was approximately $90.8 million, $91.8 million, and $47.6 million, respectively.

5.	Accounts Receivable

Accounts receivable consist primarily of accrued interest receivable on mortgage loans and securitizations, collateral deposits on surety bonds, and advances made to unconsolidated securitization trusts, as required under various servicing agreements related to delinquent loans, which are ultimately paid back to Nationstar from such trusts.

Accounts receivable consist of the following (in thousands):

	December 31,	December 31,
	2011	2010

Delinquent interest advances	$213,737	$148,751
Corporate and escrow advances	299,946	256,921
Insurance deposits	1,750	6,390
Accrued interest (includes $— and $2,392, respectively, subject to ABS nonrecourse debt)	1,512	4,302
Receivables from trusts	4,664	6,607
Accrued servicing fees	20,865	12,789
Other	19,826	5,515

Total accounts receivable	$562,300	$441,275

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Mortgage Loans Held for Sale and Investment

Mortgage loans held for sale

Mortgage loans held for sale consist of the following (in thousands):

	December 31,
	2011	2010

Mortgage loans held for sale—unpaid principal balance	$442,596	$365,337
Mark-to-market adjustment	16,030	4,280

Total mortgage loans held for sale	$458,626	$369,617

Mortgage loans held for sale on a nonaccrual status are presented in the following table for the periods indicated (in thousands):

	December 31,
	2011	2010	2009

Mortgage loans held for sale—Non-performing	$—	$371	$252

A reconciliation of the changes in mortgage loans held for sale to the amounts presented in the consolidated statements of cash flows for the dates indicated is presented in the following table (in thousands):

	For the Year Ended December 31,
	2011	2010

Mortgage loans held for sale—beginning balance	$369,617	$201,429
Mortgage loans originated and purchased, net of fees	3,412,185	2,791,639
Cost of loans sold, net of fees	(3,339,859)	(2,621,275)
Principal payments received on mortgage loans held for sale and other changes	19,668	(1,349)
Transfer of mortgage loans held for sale to held for investment due to bankruptcy and foreclosures	(2,697)	—
Transfer of mortgage loans held for sale to REO	(288)	(827)

Mortgage loans held for sale—ending balance	$458,626	$369,617

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Mortgage Loans Held for Sale and Investment (continued)

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net as of the dates indicated include (in thousands):

	December 31,	December 31,
	2011	2010

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net—unpaid principal balance	$375,720	$411,878
Transfer discount
Accretable	(22,392)	(25,219)
Non-accretable	(104,024)	(117,041)
Allowance for loan losses	(5,824)	(3,298)

Total mortgage loans held for investment, subject to nonrecourse debt—legacy assets, net	$243,480	$266,320

The changes in accretable yield on loans transferred to mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets were as follows (in thousands):

	Year Ended	Year Ended
Accretable Yield	December 31, 2011	December 31, 2010

Balance at the beginning of the period	$25,219	$22,040
Additions	—	—
Accretion	(4,131)	(4,082)
Reclassifications from (to) nonaccretable discount	1,304	7,261
Disposals	—	—

Balance at the end of the period	$22,392	$25,219

Nationstar may periodically modify the terms of any outstanding mortgage loans held for investment, subject to nonrecourse debt-legacy assets, net for loans that are either in default or in imminent default. Modifications often involve reduced payments by borrowers, modification of the original terms of the mortgage loans, forgiveness of debt and/or increased servicing advances. As a result of the volume of modification agreements entered into, the estimated average outstanding life in this pool of mortgage loans has been extended. Nationstar records interest income on the transferred loans on a level-yield method. To maintain a level-yield on these transferred loans over the estimated extended life, Nationstar reclassified approximately $1.3 million and $7.3 million for the years ended December 31, 2011 and 2010, respectively, from nonaccretable difference. Furthermore, the Company considers the decrease in principal, interest, and other cash flows expected to be collected arising from the transferred loans as an impairment, and Nationstar recorded provisions of $3.5 million and $3.3 million for loan losses for the years ended December 31, 2011 and 2010, respectively, on the transferred loans to reflect this impairment.

Nationstar collectively evaluates all mortgage loans held for investment, subject to nonrecourse debt-legacy assets for impairment. The changes in the allowance for loan losses on mortgage loans held for

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Mortgage Loans Held for Sale and Investment (continued)

investment, subject to nonrecourse debt-legacy assets, net were as follows (in thousands) for the dates indicated:

	Year Ended December 31, 2011
	Performing	Non-Performing	Total

Balance at the beginning of the period	$829	$2,469	$3,298
Provision for loan losses	1,346	2,191	3,537
Recoveries on loans previously charged-off	—	—	—
Charge-offs	(534)	(477)	(1,011)

Balance at the end of the period	$1,641	$4,183	$5,824

Ending balance—Collectively evaluated for impairment	$283,770	$91,950	$375,720

	Year Ended December 31, 2010
	Performing	Non-Performing	Total

Balance at the beginning of the period	$—	$—	$—
Provision for loan losses	829	2,469	3,298
Recoveries on loans previously charged-off	—	—	—
Charge-offs	—	—	—

Balance at the end of the period	$829	$2,469	$3,298

Ending balance—Collectively evaluated for impairment	$310,730	$101,148	$411,878

Loan delinquency and Loan-to-Value Ratio (LTV) are common credit quality indicators that Nationstar monitors and utilizes in its evaluation of the adequacy of the allowance for loan losses, of which the primary indicator of credit quality is loan delinquency. LTV refers to the ratio of comparing the loan’s unpaid principal balance to the property’s collateral value. Loan delinquencies and unpaid principal balances are updated monthly based upon collection activity. Collateral values are updated from third party providers on a periodic basis. The collateral values used to derive the LTV’s shown below were obtained at various dates, but the majority were within the last twenty-four months. For an event requiring a decision based at least in part on the collateral value, the Company takes its last known value provided by a third party and then adjusts the value based on the applicable home price index.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Mortgage Loans Held for Sale and Investment (continued)

The following tables provide the outstanding unpaid principal balance of Nationstar’s mortgage loans held for investment by credit quality indicators as of December 31, 2011 and 2010.

	December 31,	December 31,
	2011	2010
	(in thousands)

Credit Quality by Delinquency Status
Performing	$283,770	$310,730
Non-Performing	91,950	101,148

Total	$375,720	$411,878

Credit Quality by Loan-to-Value Ratio
Less than 60	$42,438	$47,568
Less than 70 and more than 60	15,968	17,476
Less than 80 and more than 70	25,190	26,771
Less than 90 and more than 80	32,620	36,079
Less than 100 and more than 90	33,708	37,551
Greater than 100	225,796	246,433

Total	$375,720	$411,878

Performing loans refer to loans that are less than 90 days delinquent. Non-performing loans refer to loans that are greater than 90 days delinquent.

Mortgage loans held for investment, subject to ABS nonrecourse debt

In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, the related ABS nonrecourse debt, as well as certain other assets and liabilities of the securitization trust, and recognized any mortgage servicing rights on the consolidated balance sheet.

Mortgage loans held for investment, subject to ABS nonrecourse debt as of December 31, 2010 includes (in thousands):

December 31,
2010

Mortgage loans held for investment, subject to ABS nonrecourse debt—unpaid principal balance	$983,106
Fair value adjustment	(444,666)

Mortgage loans held for investment, subject to ABS nonrecourse debt, net	$538,440

As of December 31, 2010 approximately $223.5 million of the unpaid principal balance of mortgage loans held for investment, subject to ABS nonrecourse debt were over 90 days past due. The fair value of such loans was approximately $117.6 million.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Investment in Debt Securities

Nationstar held bonds retained from securitization trusts as of December 31, 2009 that were classified as available-for-sale securities and were carried at fair value (in thousands). Effective January 1, 2010 all existing securitization trusts are considered VIEs and upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests, including retained investment in debt securities, obtained as part of the securitization (see Note 3—Variable Interest Entities & Securitizations).

The following table presents a summary of other-than-temporary losses recognized on outstanding debt securities for the period before the consolidation (in thousands):

Other-than-
Year Ended December 31, 2009	Temporary

Retained bonds security rating
BBs	$(5,505)
Bs	(1,214)

Total retained bonds	(6,719)
Retained net interest margin securities	(90)

Loss on available-for-sale securities—other-than-temporary	$(6,809)

8.	Mortgage Servicing Rights (MSRs)

MSRs at fair value

MSRs arise from contractual agreements between Nationstar and investors in mortgage securities and mortgage loans. Nationstar records MSR assets when it sells loans on a servicing-retained basis, at the time of securitization or through the acquisition or assumption of the right to service a financial asset. Under these contracts, Nationstar performs loan servicing functions in exchange for fees and other remuneration.

The fair value of the MSRs is based upon the present value of the expected future cash flows related to servicing these loans. Nationstar receives a base servicing fee ranging from 0.25% to 0.50% annually on the remaining outstanding principal balances of the loans. The servicing fees are collected from investors. Nationstar determines the fair value of the MSRs by the use of a cash flow model that incorporates prepayment speeds, discount rate, and other assumptions (including servicing costs) that management believes are consistent with the assumptions other major market participants use in valuing the MSRs. Certain of the forward loans underlying the MSRs are prime agency and government conforming residential forward mortgage loans and as such are more interest rate sensitive whereas the remaining MSRs are more credit sensitive. The nature of the forward loans underlying the MSRs affects the assumptions that management believes other major market participants use in the valuing the MSRs. During 2010, Nationstar began obtaining third party valuations of a portion of its MSRs to assess the reasonableness of the fair value calculated by the cash flow model.

Certain of the forward loans underlying the mortgage servicing rights carried at fair value that are owned by Nationstar are credit sensitive in nature and the value of these mortgage servicing rights is more likely to be affected from changes in credit losses than from interest rate movement. The remaining forward loans underlying Nationstar’s MSRs held at fair value are prime agency and government conforming residential mortgage loans for which the value of these MSRs is more likely to be affected from interest rate movement than changes in credit losses.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Mortgage Servicing Rights (MSRs) (continued)

Nationstar used the following weighted average assumptions in estimating the fair value of MSRs for the dates indicated:

	December 31,	December 31,
	2011	2010

Credit Sensitive MSRs
Discount rate	25.71%	24.96%
Total prepayment speeds	15.80%	18.13%
Expected weighted-average life	5.15 years	4.90 years
Credit losses	35.42%	36.71%

	December 31,	December 31,
	2011	2010

Interest Rate Sensitive MSRs
Discount rate	10.46%	13.57%
Total prepayment speeds	19.02%	17.19%
Expected weighted-average life	5.04 years	5.12 years
Credit losses	9.73%	8.80%

The activity of MSRs carried at fair value is as follows for the year ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31,
	2011	2010

Fair value at the beginning of the period	$145,062	$114,605
Additions:
Servicing resulting from transfers of financial assets	36,474	26,253
Recognition of servicing assets from derecognition of variable interest entities	5,714	2,866
Purchases of servicing assets	102,800	17,812
Deductions:
Derecognition of servicing assets due to new accounting guidance on consolidation of variable interest entities	—	(10,431)
Changes in fair value:
Due to changes in valuation inputs or assumptions used in the valuation model	(14,207)	9,455
Other changes in fair value	(24,793)	(15,498)

Fair value at the end of the period	$251,050	$145,062

Unpaid principal balance of forward loans serviced for others
Originated or purchased mortgage loans
Credit sensitive loans	$32,408,623	$24,964,329
Interest sensitive loans	11,844,831	6,722,312

Total owned loans	$44,253,454	$31,686,641

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Mortgage Servicing Rights (MSRs) (continued)

The following table shows the hypothetical effect on the fair value of the MSRs using various unfavorable variations of the expected levels of certain key assumptions used in valuing these assets at December 31, 2011 and 2010 (in thousands):

			Total Prepayment
	Discount Rate		Speeds		Credit Losses
	100 bps	200 bps	10%	20%	10%	20%
	Adverse	Adverse	Adverse	Adverse	Adverse	Adverse
	Change	Change	Change	Change	Change	Change

December 31, 2011
Mortgage servicing rights	$(6,640)	$(12,929)	$(13,281)	$(25,215)	$(5,081)	$(10,944)
December 31, 2010
Mortgage servicing rights	$(3,828)	$(7,458)	$(8,175)	$(16,042)	$(4,310)	$(9,326)

These sensitivities are hypothetical and should be evaluated with care. The effect on fair value of a 10% variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors (e.g., a decrease in total prepayment speeds may result in an increase in credit losses), which could impact the above hypothetical effects.

In November 2008, Nationstar acquired MSRs on a portfolio of residential mortgage loans with an aggregate unpaid principal balance of $12.7 billion from a third-party servicer. Nationstar’s share of the acquisition price was $35.4 million. An additional amount was paid by a third-party investor in the underlying loans to the previous servicer. Contemporaneously, Nationstar and the third-party investor entered into a supplemental servicing agreement, which, among other matters, established that any sale by Nationstar of these servicing rights had to be approved by the investor and that if Nationstar were to sell the MSRs in the five-year period following the acquisition transaction, Nationstar would be entitled to the proceeds from the sale of up to a specified amount of the then existing aggregate unpaid principal balance of the underlying mortgage loans, the investor would be entitled to a specified amount, and the remaining excess proceeds, if any, over and above these allocations would be retained by Nationstar. In October 2009, Nationstar acquired MSRs on a portfolio of residential mortgage loans with an aggregate unpaid principal balance of $12.3 billion from another third party servicer. Nationstar’s share of the acquisition price of these servicing rights was $23.4 million. An additional amount was paid by a third-party investor in the underlying loans to the previous servicer. Contemporaneously, Nationstar and the third-party investor entered into a supplemental servicing agreement, which, among other matters, established that any sale by Nationstar of these servicing rights had to be approved by the investor and that if Nationstar were to sell the MSRs following the acquisition transaction, Nationstar would be entitled to the proceeds from the sale of up to a specified amount of the then existing aggregate unpaid principal balance of the underlying mortgage loans, the investor would be entitled to a specified amount, and the remaining excess proceeds, if any, over and above these allocations would be retained by Nationstar. Nationstar carries these MSRs at their estimated fair value, which includes consideration of the effect of the restriction on any sale by Nationstar due to the investor’s right to approve such sale. Under the supplemental servicing agreement, Nationstar is entitled to all of the contractually specified servicing fees, ancillary fees and also certain incentive fees, if certain performance conditions are met, and does not share these servicing revenues with the investor.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Mortgage Servicing Rights (MSRs) (continued)

MSRs at amortized cost

In December 2011 Nationstar entered into a contract to acquire certain reverse mortgage MSRs with an unpaid principal balance of $7.8 billion. These MSR assets or liabilities will initially be recorded at their fair value and subsequently accounted for using the amortization method. The acquisition was completed in January 2012.

Subserviced loans

In addition to the two classes of MSRs that the Company services for others, Nationstar also subservices loans on behalf of owners of MSRs or loans for a fee. The Company has no recorded value for its subservicing arrangements. At December 31, 2011 and 2010, the unpaid principal balances under subservicing arrangements were $53.7 billion and $30.6 billion, respectively.

Total servicing and ancillary fees from Nationstar’s servicing portfolio of residential mortgage loans are presented in the following table for the periods indicated (in thousands):

	For the Years Ended December 31,
	2011	2010	2009

Servicing fees	$191,652	$103,690	$89,893
Ancillary fees	82,099	70,130	28,642

Total servicing and ancillary fees	$273,751	$173,820	$118,535

9.	Property and Equipment, Net

Property and equipment, net (in thousands), and the corresponding ranges of estimated useful lives were as follows. Software in development will be substantially deployed in 2012.

	December 31,	December 31,	Range of Estimated
	2011	2010	Useful Life

Furniture, fixtures and equipment	$33,334	$26,733	3-5 years
Capitalized software costs	14,356	10,272	5 years
Building and leasehold improvements	7,887	5,507	1-5 years
Software in development and other	6,862	393

	62,439	42,905
Less: Accumulated depreciation and amortization	(39,201)	(35,346)
Plus: Land	835	835

Total property and equipment, net	$24,073	$8,394

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Other Assets

Other assets consisted of the following (in thousands):

December 31,	2011	2010

Derivative financial instruments	$11,302	$8,666
Deferred financing costs	12,059	14,396
Deposits pending on servicing rights acquisitions	28,904	—
Loans subject to repurchase right from Ginnie Mae	35,735	—
Equity method investment	6,493	—
Margin call deposits	4,518	—
Prepaid expenses	4,286	3,379
Unsecured loans	1,827	2,064
Other	1,057	890

Total other assets	$106,181	$29,395

Deposits pending on servicing rights acquisitions primarily consist of amounts transferred to third parties for the future acquisition of mortgage servicing. In December 2011, the Company entered into an agreement with a financial institution to acquire the rights to service reverse mortgages with an unpaid principal balance of approximately $9.5 billion, of which the underlying reserve mortgages are currently owned by an unaffiliated government-sponsored entity. The purchase of these acquired servicing rights will be executed pending the approval of the government-sponsored entity. Upon execution of the purchase, Nationstar will assume responsibility for advance obligations on the underlying reverse mortgage loans. At December 31, 2011, the maximum unfunded advance obligation was approximately $1.9 billion. Nationstar deposited $9.0 million with the financial institution for the purchase of these servicing rights. As of December 31, 2011, Nationstar has placed in escrow $17.9 million relating to the purchase of the mortgage servicing rights and related outstanding advance balances with the same financial institution. Such purchase was completed in January 2012. In addition, the Company has entered into separate agreements to purchase forward mortgage servicing rights. These amounts are carried as deposits on acquired servicing rights acquisitions until the underlying forward residential mortgage loan balances are transferred to Nationstar. As of December 31, 2011, Nationstar has deposited $2.0 million with a counterparty for servicing rights on forward mortgages that are expected to be originated and transferred to Nationstar during the first quarter of 2012.

For certain loans sold to GNMA (Ginnie Mae), Nationstar as the servicer has the unilateral right to repurchase without Ginnie Mae’s prior authorization any individual loan in a Ginnie Mae securitization pool if that loan meets certain criteria, including being delinquent greater than 90 days. Once Nationstar has the unilateral right to repurchase the delinquent loan, Nationstar has effectively regained control over the loan and under GAAP, must re-recognize the loan on its balance sheet and establish a corresponding repurchase liability as well regardless of Nationstar’s intention to repurchase the loan. At December 31, 2011 the Company’s re-recognized loans included in other assets and the corresponding liability in payables and accrued liabilities was $35.7 million.

In March 2011, Nationstar acquired a 22% interest in ANC Acquisition LLC (ANC) for an initial investment of $6.6 million. ANC is the parent company of National Real Estate Information Services, LP (NREIS) a real estate services company. As Nationstar is able to exercise significant influence, but not control, over the policies and procedures of the entity, and Nationstar owns less than 50% of the voting interests, Nationstar applies the equity method of accounting.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Other Assets (continued)

NREIS, an ancillary real estate services and vendor management company, offers comprehensive settlement and property valuation services for both originations and default management channels. Direct or indirect product offerings include title insurance agency, tax searches, flood certification, default valuations, full appraisals and broker price opinions.

A summary of the assets, liabilities, and operations of ANC as of December 31, 2011 are presented in the following tables (in thousands):

December 31,
2011

ASSETS
Cash	$2,486
Accounts receivable	5,296
Receivables from affiliates	92
Equity method investments	2,788
Property and equipment, net	1,995
Goodwill and other intangible assets	33,876
Other assets	590

Total Assets	$47,123

LIABILITIES
Notes payable	$4,724
Payables and accrued liabilities	13,236

Total Liabilities	$17,960

From Acquisition
through
December 31, 2011

REVENUES
Sales	$40,479
Cost of sales	(34,047)

Net sales revenues	6,432
OTHER INCOME/(EXPENSE)
Operating costs	(12,805)
Income from equity method investments	1,810
Depreciation and amortization	(1,105)
Other income / (expenses)	244
Gain due to reversal of contingent consideration	5,000
Loss from discontinued operations	(60)

Total other income/(expense)	(6,916)

Net loss	$(484)

Nationstar recorded a net charge to earnings of $0.1 million for the year ended December 31, 2011, related to loss on equity method investments, which is included as a component of other fee income in Nationstar’s consolidated statement of operations.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	Derivative Financial Instruments

The following table shows the effect of derivative financial instruments that were designated as accounting hedges for the years ended December 31, 2011 and 2010, respectively.

The Effect of Derivative Instruments on the Statement of Operations
(in thousands)

Location of
Gain (Loss)
Recognized
in Income on
	Amount of	Location of	Amount of	Derivative	Amount of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	(Ineffective	Gain (Loss)
	Recognized	Reclassified	Reclassified	Portion and	Recognized
	in OCI on	from Accumulated	from Accumulated	Amount	in Income on
Derivatives in	Derivative	OCI into Income	OCI into Income	Excluded from	Derivative
ASC 815 Cash Flow	(Effective	(Effective	(Effective	Effectiveness	(Ineffective
Hedging Relationships	Portion)	Portion)	Portion)	Testing)	Portion)

For the year ended December 31, 2011
Interest Rate Swap	$(1,071)	Interest Expense	$165	Interest Expense	$2,032

For the year ended December 31, 2010
Interest Rate Swap	$1,071	Interest Expense	$—	Interest Expense	$930

The following tables provide the outstanding notional balances and fair values of outstanding positions for the dates indicated, and recorded gains/(losses) during the periods indicated (in thousands):

				Recorded
	Expiration	Outstanding		Gains /
	Dates	Notional	Fair Value	(Losses)

Year ended December 31, 2011
MORTGAGE LOANS HELD FOR SALE
Loan sale commitments	2012	$28,047	$634	$592
OTHER ASSETS
IRLCs	2012	736,377	11,302	6,598
LIABILITIES
Interest rate swaps and caps	2012-2015	193,500	6,540	1,261
Forward MBS trades	2012	691,725	5,830	(9,792)
Interest rate swap, subject to ABS nonrecourse debt(1)	—	—	—	(8,058)

Year ended December 31, 2010
MORTGAGE LOANS HELD FOR SALE
Loan sale commitments	2011	$28,641	$42	$(1,397)
OTHER ASSETS
IRLCs	2011	391,990	4,703	2,289
Forward MBS trades	2011	546,500	3,963	580
LIABILITIES
Interest rate swaps and caps	2011-2013	429,000	7,801	8,872
Interest rate swap, subject to ABS nonrecourse debt	2013	245,119	18,781	2,049

(1)	In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the related ABS nonrecourse debt and therefore the underlying interest rate swap, subject to ABS nonrecourse debt.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Indebtedness

Notes Payable

A summary of the balances of notes payable for the dates indicated is presented below (in thousands).

	December 31, 2011		December 31, 2010
		Collateral		Collateral
	Outstanding	Pledged	Outstanding	Pledged

$50 million warehouse facility	$7,310	$7,672	$—	$—
$175 million warehouse facility	46,810	51,040	43,059	45,429
$300 million warehouse facility	251,722	265,083	209,477	223,119
$100 million warehouse facility	16,047	16,715	39,014	40,640
Securities repurchase facility (2011)	11,774	55,603	—	—
ABS advance financing facility (2009)	—	—	236,808	285,226
2010-ABS advance facility	219,563	249,499	—	—
2011-Agency advance facility	25,011	28,811	—	—
MSR note	10,180	16,230	15,733	18,951
ASAP+ facility	104,858	104,006	51,105	53,230
MBS advance financing facility	179,904	182,096	114,562	142,327

Total notes payable	$873,179	$976,755	$709,758	$808,922

In March 2011, Nationstar executed a Master Repurchase Agreement (MRA) with a financial institution, under which Nationstar may enter into transactions, for an aggregate amount of $50 million, in which Nationstar agrees to transfer to the same financial institution certain mortgage loans and certain securities against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans and securities to Nationstar at a date certain, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a spread of 1.45% to 3.95%, which varies based on the underlying transferred collateral. The maturity date of this MRA is March 2012.

In February 2010, Nationstar executed an MRA with a financial institution, which was set to expire in October 2011, but was extended through January 2013. The amended MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $175 million, in which Nationstar agrees to transfer to the same financial institution certain mortgage loans against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans to Nationstar at a date certain, or on demand by Nationstar, against the transfer of funds from Nationstar. The amended interest rate is based on LIBOR plus a spread ranging from 1.75% to 2.50%.

Nationstar has an MRA with a financial services company, which was amended in February 2012 to expire in February 2013 and reduce the committed amount to $150 million. The MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $300 million, in which Nationstar agrees to transfer to the financial services company certain mortgage loans or MBS against the transfer of funds by the financial services company, with a simultaneous agreement by the financial services company to transfer such mortgage loans or MBS to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a margin of 3.25%.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Indebtedness (continued)

In October 2009, Nationstar executed an MRA with a financial institution. This MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $100 million, in which Nationstar agrees to transfer to the financial institution certain mortgage loans against the transfer of funds by the financial institution, with a simultaneous agreement by the financial institution to transfer such mortgage loans to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a spread of 3.50%. The maturity date of this MRA with the financial institution is January 2013.

In December 2011, Nationstar entered into a securities repurchase facility with a financial services company that expires in March 2012. The MRA states that Nationstar may from time to time transfer to the financial services company eligible securities against the transfer of funds by the financial services company, with a simultaneous agreement by the financial services company to transfer such securities to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. Additionally, the financial services company may elect to extend the transfer date for an additional 90 days at mutually agreed upon terms. The interest rate is based on LIBOR plus a margin of 3.50%. As of December 31, 2011, Nationstar has pledged the Company’s $55.6 million outstanding retained interest in the outstanding Nonrecourse debt—Legacy Assets securitization which was structured as a financing.

Nationstar maintains its 2009-ABS Advance Financing Facility with a financial services company. This facility has the capacity to purchase up to $350 million of advance receivables. The interest rate is based on LIBOR plus a spread ranging from 3.00% to 12.00%. The maturity date of this facility with the financial services company is December 2011. This debt is nonrecourse to Nationstar. In October 2011 this facility was repaid and replaced with the 2010-ABS Advance Financing Facility described below.

In December 2010, Nationstar executed the 2010-ABS Advance Financing Facility with a financial institution. This facility has the capacity to purchase up to $300 million of advance receivables. The interest rate is based on LIBOR plus a spread of 3.00%. This facility was amended in October 2011, and matures in May 2014. In conjunction with this amendment Nationstar paid off the 2009-ABS Advance Financing Facility and transferred the related collateral to the amended 2010-ABS Advance Financing Facility. This debt is nonrecourse to Nationstar.

In October 2011, Nationstar executed the 2011-Agency Advance Financing Facility with a financial institution. This facility has the capacity to borrow up to $75 million and the interest rate is based on LIBOR plus a spread of 2.50%. The maturity date of this facility is October 2012. This facility is secured by servicing advance receivables and is nonrecourse to Nationstar.

In connection with the October 2009 MSR acquisition, Nationstar executed a four-year note agreement with a government-sponsored enterprise (GSE). As collateral for this note, Nationstar has pledged Nationstar’s rights, title, and interest in the acquired servicing portfolio. The interest rate is based on LIBOR plus 2.50%. The maturity date of this facility is October 2013.

During 2009, Nationstar began executing As Soon As Pooled Plus agreements with a GSE, under which Nationstar transfers to the GSE eligible mortgage loans that are to be pooled into the GSE MBS against the transfer of funds by the GSE. The interest rate is based on LIBOR plus a spread of 1.50%. These agreements typically have a maturity of up to 45 days.

In September 2009, Nationstar executed a one-year committed facility agreement with a GSE, under which Nationstar agrees to transfer to the GSE certain servicing advance receivables against the transfer of

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Indebtedness (continued)

funds by the GSE. This facility has the capacity to purchase up to $275 million in eligible servicing advance receivables. The interest rate is based on LIBOR plus a spread of 2.50%. The maturity date of this facility was amended in December 2011 to extend the maturity through December 2012.

Unsecured Senior Notes

In March 2010, Nationstar completed the offering of $250 million of unsecured senior notes, which were issued with an issue discount of $7.0 million for net cash proceeds of $243.0 million, with a maturity date of April 2015. These unsecured senior notes pay interest semi-annually at an interest rate of 10.875%. In September 2011, Nationstar completed an exchange offer of the $250.0 million in 10.875% unsecured senior notes for new notes that have been registered under the Securities Act of 1933. The exchange notes are identical in all material respects to the privately issued notes, except for the transfer restrictions and registrations rights that do not apply to the exchanged notes, and different administrative terms.

The indenture for the unsecured senior notes contains various covenants and restrictions that limit Nationstar’s, or certain of its subsidiaries’, ability to incur additional indebtedness, pay dividends, make certain investments, create liens, consolidate, merge or sell substantially all of their assets, or enter into certain transactions with affiliates.

In December 2011, Nationstar completed an additional offering of $35 million of unsecured senior notes. The additional offering was issued with an issue discount of $0.3 million for net cash proceeds of $34.7 million, with a maturity date of April 2015.

The additional notes will rank equally in right of payment with all of our existing and future senior debt and will rank senior in right of payment to all of our existing and future subordinated debt. The additional notes will be effectively junior in right of payment to all of our existing and future senior secured debt to the extent of the assets securing such debt and to any existing and future liabilities of our non-guarantor subsidiaries.

Nonrecourse Debt—Legacy Assets

In November 2009, Nationstar completed the securitization of approximately $222 million of ABS, which was structured as a secured borrowing. This structure resulted in Nationstar carrying the securitized loans as mortgages on Nationstar’s consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt, totaling approximately $112.5 million and $138.7 million at December 31, 2011 and 2010, respectively. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is 7.50%, which is subject to an available funds cap. The total outstanding principal balance on the underlying mortgage loans serving as collateral for the debt was approximately $373.1 million and $430.0 million at December 31, 2011 and 2010, respectively. Accordingly, the timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans. The unpaid principal balance on the outstanding notes was $130.8 million and $161.2 million at December 31, 2011 and 2010, respectively.

ABS Nonrecourse Debt

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE, and all existing securitization trusts are considered VIEs and are subject to new consolidation guidance provided in

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Indebtedness (continued)

ASC 810. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests obtained as part of the securitization. In addition, Nationstar recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on Nationstar’s consolidated balance sheet (see Note 3, Variable Interest Entities and Securitizations). Additionally, Nationstar elected the fair value option provided for by ASC 825-10. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is based on LIBOR plus a spread ranging from 0.13% to 2.00%, which is subject to an interest rate cap.

In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, the related ABS nonrecourse debt, as well as certain other assets and liabilities of the securitization trust, and recognized any mortgage servicing rights on the consolidated balance sheet. The total outstanding principal balance on the underlying mortgage loans and REO serving as collateral for the debt was approximately $1,025.3 million at December 31, 2010. The timing of the principal payments on this ABS nonrecourse debt is dependent on the payments received on the underlying mortgage loans. The outstanding principal balance on the outstanding notes related to these consolidated securitization trusts was $1,037.9 million at December 31, 2010.

Excess Spread Financing Debt at Fair Value

Nationstar acquired mortgage servicing rights on a pool of agency residential mortgage loans (the Portfolio) on September 30, 2011. In December 2011, Nationstar entered into a sale and assignment agreement which is treated as a financing with an indirect wholly owned subsidiary of Newcastle Investment Corp. (Newcastle). Nationstar is an affiliate of Newcastle’s manager. Nationstar, in a transaction accounted for as a financing arrangement, sold to Newcastle the right to receive 65% of the excess cash flow generated from the Portfolio after receipt of a fixed basic servicing fee per loan. The sale price was $43.7 million. Nationstar will retain all ancillary income associated with servicing the Portfolio and 35% of the excess cash flow after receipt of the fixed basic servicing fee. Nationstar will continue to be the servicer of the Portfolio and will provide all servicing and advancing functions. Newcastle will not have prior or ongoing obligations associated with the Portfolio.

Contemporaneous with the above, Nationstar entered into a refinanced loan agreement with Newcastle. Should Nationstar refinance any loan in the Portfolio, subject to certain limitations, Nationstar will be required to transfer the new loan or a replacement loan of similar economic characteristics into the Portfolio. The new or replacement loan will be governed by the same terms set forth in the sale and assignment agreement described above.

Nationstar records acquired servicing rights on forward residential mortgages at fair value, with all subsequent changes in fair value recorded as a charge or credit to servicing fee income in the consolidated statement of operations. Nationstar estimates the fair value of its forward mortgage servicing rights and the excess servicing spread financing using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. Nationstar elected to measure this financing arrangement at fair value, as permitted under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments to more accurately represent the future

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Indebtedness (continued)

economic performance of the acquired MSRs and related excess servicing financing. The fair value of the agreement was $44.6 million at December 31, 2011. This financing is nonrecourse to Nationstar.

Financial Covenants

As of December 31, 2011, Nationstar was in compliance with its covenants on Nationstar’s borrowing arrangements and credit facilities. These covenants generally relate to Nationstar’s tangible net worth, liquidity reserves, and leverage requirements.

13.	Repurchase Reserves

Certain whole loan sale contracts include provisions requiring Nationstar to repurchase a loan if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet customary representations and warranties. These representations and warranties are made to the loan purchasers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided and typically are in place for the life of the loan. In the event of a breach of the representations and warranties, the Company may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. In addition, an investor may request that Nationstar refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale. Nationstar records a provision for estimated repurchases and premium recapture on loans sold, which is charged to gain (loss) on mortgage loans held for sale. The reserve for repurchases is included as a component of payables and accrued liabilities. The current unpaid principal balance of loans sold by Nationstar represents the maximum potential exposure to repurchases related to representations and warranties. Reserve levels are a function of expected losses based on actual pending and expected claims, repurchase requests, historical experience, and loan volume. While the amount of repurchases and premium recapture is uncertain, Nationstar considers the liability to be adequate.

The activity of the outstanding repurchase reserves were as follows (in thousands):

	December 31,
	2011	2010	2009

Repurchase reserves, beginning of period	$7,321	$3,648	$3,965
Additions	5,534	4,649	820
Charge-offs	(2,829)	(976)	(1,137)

Repurchase reserves, end of period	$10,026	$7,321	$3,648

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	General and Administrative Expenses

General and administrative expense consists of the following for the dates indicated (in thousands):

	For the Year Ended December 31,
	2011	2010	2009

Depreciation and amortization	$4,063	$2,117	$1,767
Advertising	4,723	4,559	3,882
Equipment	4,605	3,862	3,300
Servicing	21,014	14,122	1,951
Telecommunications	3,832	2,347	1,590
Legal and professional fees	16,130	14,736	9,610
Postage	5,978	4,220	2,315
Stationary and supplies	3,964	2,594	1,500
Travel	3,491	2,231	827
Dues and fees	5,404	4,114	2,264
Insurance, Taxes, and Other	8,979	4,011	1,488

Total general and administrative expense	$82,183	$58,913	$30,494

15.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered fair value hierarchy based on the level of observable inputs used in the measurement of fair value (e.g., Level 1 representing quoted prices for identical assets or liabilities in an active market; Level 2 representing values using observable inputs other than quoted prices included within Level 1; and Level 3 representing estimated values based on significant unobservable inputs). In addition, ASC 820 requires an entity to consider all aspects of nonperformance risk, including its own credit standing, when measuring the fair value of a liability. Under ASC 820, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values.

The following describes the methods and assumptions used by Nationstar in estimating fair values:

Cash and Cash Equivalents, Restricted Cash, Notes Payable—The carrying amount reported in the consolidated balance sheets approximates fair value.

Mortgage Loans Held for Sale—Nationstar originates mortgage loans in the U.S. that it intends to sell to Fannie Mae, Freddie Mac, and Ginnie Mae (collectively, the Agencies). Additionally, Nationstar holds mortgage loans that it intends to sell into the secondary markets via whole loan sales or securitizations. Nationstar measures newly originated prime residential mortgage loans held for sale at fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Fair Value Measurements (continued)

Mortgage loans held for sale are typically pooled together and sold into certain exit markets, depending upon underlying attributes of the loan, such as agency eligibility, product type, interest rate, and credit quality.

Mortgage loans held for sale are valued using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from quoted market prices, Nationstar classifies these valuations as Level 2 in the fair value disclosures.

Mortgage Loans Held for Investment, subject to nonrecourse debt—Legacy Assets—Nationstar determines the fair value of loans held for investment, subject to nonrecourse debt—Legacy Assets using internally developed valuation models. These valuation models estimate the exit price Nationstar expects to receive in the loan’s principal market. Although Nationstar utilizes and gives priority to observable market inputs such as interest rates and market spreads within these models, Nationstar typically is required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of judgment by Nationstar and can have a significant impact on the determination of the loan’s fair value. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Mortgage Loans Held for Investment, subject to ABS nonrecourse debt—Nationstar determines the fair value of loans held for investment, subject to ABS nonrecourse debt using internally developed valuation models. These valuation models estimate the exit price Nationstar expects to receive in the loan’s principal market. Although Nationstar utilizes and gives priority to observable market inputs such as interest rates and market spreads within these models, Nationstar typically is required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of judgment by Nationstar and can have a significant impact on the determination of the loan’s fair value. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures. In December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt.

Mortgage Servicing Rights—Fair Value—Nationstar will typically retain the servicing rights when it sells forward loans into the secondary market. Nationstar estimates the fair value of its forward MSRs using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds and discount rates. These assumptions are generated and applied based on collateral stratifications including product type, remittance type, geography, delinquency and coupon dispersion. These assumptions require the use of judgment by Nationstar and can have a significant impact on the determination of the MSR’s fair value. Periodically, management obtains third party valuations of a portion of the portfolio to assess the reasonableness of the fair value calculations provided by the cash flow model. Because of the nature of the valuation inputs, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

REO—Nationstar determines the fair value of REO properties through the use of third party appraisals and broker price opinions, adjusted for estimated selling costs. Such estimated selling costs include

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Fair Value Measurements (continued)

realtor fees and other anticipated closing costs. These values are adjusted to take into account factors that could cause the actual liquidation value of foreclosed properties to be different than the appraised values. This valuation adjustment is based upon Nationstar’s historical experience with REO. REO is classified as Level 3 in the fair value disclosures.

Derivative Instruments—Nationstar enters into a variety of derivative financial instruments as part of its hedging strategy. The majority of these derivatives are exchange-traded or traded within highly active dealer markets. In order to determine the fair value of these instruments, Nationstar utilizes the exchange price or dealer market price for the particular derivative contract; therefore, these contracts are classified as Level 2. In addition, Nationstar enters into IRLCs with prospective borrowers. These commitments are carried at fair value based on fair value of related mortgage loans which is based on observable market data. Nationstar adjusts the outstanding IRLCs with prospective borrowers based on an expectation that it will be exercised and the loan will be funded. IRLCs are recorded in other assets in the consolidated balance sheets. These IRLCs are classified as Level 2 in the fair value disclosures.

Unsecured Senior Notes—The fair value of unsecured senior notes is based on quoted market prices and is considered Level 1 from the market observable inputs used to determine fair value.

Nonrecourse Debt—Legacy Assets—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. These prices are derived from a combination of internally developed valuation models and quoted market prices.

Excess Spread Financing—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. As these prices are derived from a combination of internally developed valuation models and quoted market prices based on the value of the underlying MSRs, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

ABS Nonrecourse Debt—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures. Effective December 2011, Nationstar sold its remaining variable interest in a securitization trust that had been a consolidated VIE since January 1, 2010 and deconsolidated the VIE. Upon deconsolidation of this VIE, Nationstar derecognized the related ABS nonrecourse debt.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Fair Value Measurements (continued)

The estimated carrying amount and fair value of Nationstar’s financial instruments and other assets and liabilities measured at fair value on a recurring basis is as follows for the dates indicated (in thousands):

		December 31, 2011
	Total	Recurring Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3

Assets
Mortgage loans held for sale(1)	$458,626	$—	$458,626	$—
Mortgage servicing rights—fair value(1)	251,050	—	—	251,050
Other assets:
IRLCs	11,302	—	11,302	—

Total assets	$720,978	$—	$469,928	$251,050

Liabilities
Derivative financial instruments
Interest rate swaps and caps	$6,540	$—	$6,540	$—
Forward MBS trades	5,830	—	5,830	—
Excess spread financing	44,595	—	—	44,595

Total liabilities	$56,965	$—	$12,370	$44,595

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Fair Value Measurements (continued)

		December 31, 2010
	Total	Recurring Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3

Assets
Mortgage loans held for sale(1)	$369,617	$—	$369,617	$—
Mortgage loans held for investment, subject to ABS nonrecourse debt(1)	538,440	—	—	538,440
Mortgage servicing rights(1)	145,062	—	—	145,062
Other assets:
IRLCs	4,703	—	4,703	—
Forward MBS trades	3,963	—	3,963	—

Total assets	$1,061,785	$—	$378,283	$683,502

Liabilities
Derivative financial instruments
Interest rate swaps and caps	$7,801	$—	$7,801	$—
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—	18,781	—
ABS nonrecourse debt(1)	496,692	—	—	496,692

Total liabilities	$523,274	$—	$26,582	$496,692

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Fair Value Measurements (continued)

The table below presents a reconciliation for all of Nationstar’s Level 3 assets and liabilities measured at fair value on a recurring basis for the dates indicated (in thousands):

	ASSETS
	Mortgage	LIABILITIES
	Servicing	Excess
	Rights	Spread Financing

Year ended December 31, 2011
Beginning balance	$145,062	$—
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Total gains or losses
Included in earnings	(39,000)	3,060
Included in other comprehensive income	—	—
Purchases, issuances, sales and settlements
Purchases	102,800	—
Issuances	36,474	43,742
Sales	—	—
Settlements	5,714	(2,207)

Ending balance	$251,050	$44,595

	ASSETS			LIABILITIES
	Mortgage Loans
	Held for Investment,	Mortgage		ABS
	Subject to ABS	Servicing	Total	Non-recourse
	Nonrecourse Debt	Rights	Assets	Debt

Year ended December 31, 2010
Beginning balance(1)	$928,891	$104,174	$1,033,065	$884,846
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—
Total gains or losses
Included in earnings	71,239	(6,043)	65,196	16,938
Included in other comprehensive income	—	—	—	—
Purchases, issuances, sales and settlements
Purchases	—	17,812	17,812	—
Issuances	—	26,253	26,253	—
Sales	—	—	—	—
Settlements	(461,690)	2,866	(458,824)	(405,092)

Ending balance	$538,440	$145,062	$683,502	$496,692

(1)	Amounts include derecognition of previously retained beneficial interests and mortgage servicing rights upon adoption of ASC 810 related to consolidation of certain VIEs.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Fair Value Measurements (continued)

The table below presents the items which Nationstar measures at fair value on a nonrecurring basis (in thousands).

	Nonrecurring				Total
	Fair Value Measurements			Total Estimated	Gains (Losses)
	Level 1	Level 2	Level 3	Fair Value	Included in Earnings

Year ended December 31, 2011
Assets
REO(1)	$—	$—	$3,668	$3,668	$(6,833)

Total assets	$—	$—	$3,668	$3,668	$(6,833)

Year ended December 31, 2010
Assets
REO(1)	$—	$—	$27,337	$27,337	$—

Total assets	$—	$—	$27,337	$27,337	$—

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

The table below presents a summary of the estimated carrying amount and fair value of Nationstar’s financial instruments (in thousands).

	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$62,445	$62,445	$21,223	$21,223
Restricted cash	71,499	71,499	91,125	91,125
Mortgage loans held for sale	458,626	458,626	369,617	369,617
Mortgage loans held for investment, subject to nonrecourse debt—Legacy assets	243,480	226,890	266,320	238,515
Mortgage loans held for investment, subject to ABS nonrecourse debt	—	—	538,440	538,440
Derivative instruments	11,302	11,302	8,666	8,666
Financial liabilities:
Notes payable	873,179	873,179	709,758	709,758
Unsecured senior notes	280,199	282,150	244,061	244,375
Derivative financial instruments	12,370	12,370	7,801	7,801
Derivative instruments, subject to ABS nonrecourse debt	—	—	18,781	18,781
Nonrecourse debt—Legacy assets	112,490	114,037	138,662	140,197
Excess spread financing	44,595	44,595	—	—
ABS nonrecourse debt	—	—	496,692	496,692

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	Employee Benefits

Nationstar holds a contributory defined contribution plan (401(k) plan) that covers substantially all full-time employees. Nationstar matches 50% of participant contributions, up to 6% of each participant’s total eligible annual base compensation. Matching contributions totaled approximately $2.3 million, $1.5 million, and $1.0 million for the years ended December 31, 2011, 2010, and 2009, respectively.

17.	Member’s Equity

The limited liability company interests in FIF HE Holdings LLC are represented by four separate classes of units, Class A Units, Class B Units, Class C Preferred Units and Class D Preferred Units, as defined in the FIF HE Holdings LLC Amended and Restated Limited Liability Company Agreement dated December 31, 2008 (the Agreement). Class A Units have voting rights and Class B Units, Class C Preferred Units and Class D Preferred Units have no voting rights. Distributions and allocations of profits and losses to members are made in accordance with the Agreement. Class C Preferred Units and Class D Preferred Units represent preferred priority return units, accruing distribution preference on any contributions at an annual rate of 15% and 20%, respectively.

A total of 100,887 Class A Units were granted to certain management members on the date of Nationstar’s acquisition by FIF. No consideration was paid for the Class A Units, and these units vest in accordance with the Vesting Schedule per the Agreement, generally in years three through five after grant date. All of these outstanding units were completely vested as of July 11, 2011.

Effective September 17, 2010, FIF HE Holdings LLC executed the FIF HE Holdings LLC Fifth Amended and Restated Limited Liability Company Agreement (the Fifth Agreement). This Fifth Agreement provided for a total of 457,526 Class A Units to be granted to certain management members. No consideration was paid for the granted units, and the units vest in accordance with the Vesting Schedule per the Fifth Agreement.

Simultaneously with the execution of the Fifth Agreement, FIF HE Holdings LLC executed several Restricted Series I Preferred Stock Unit Award Agreements (PRSU Agreements). These Agreements provided for a total of 3,304,000 Class C Units and 3,348,000 Class D Units to be granted to certain management members. No consideration was paid for the granted units, and the units vest in accordance with the Vesting Schedule per the PRSU Agreements.

These awards were valued using a sum of the parts analysis in computing the fair value of the Company’s equity. The analysis adds the value of the servicing and originations businesses to the value of the assets and securities that Nationstar owns. The value of the servicing and originations businesses is derived using both a market approach and an income approach. The market approach considers market multiples from public company examples in the industry. The income approach employs a discounted cash flow analysis that utilizes several factors to capture the ongoing cash flows of the business and then is discounted with an assumed equity cost of capital. The valuation of the assets applies a net asset value method utilizing a variety of assumptions, including assumptions for prepayments, cumulative losses and other variables. Recent market transactions, experience with similar assets and securities, current business combinations and analysis of the underlying collateral, as available, are considered in the valuation.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	Member’s Equity (continued)

The Class A, Class C and Class D Units were scheduled to vest over 1.8 years. The vesting schedule of these Units is as follows:

	September 17, 2010	June 30, 2011	June 30, 2012	Total

Class A Units	93,494	182,016	182,016	457,526
Class C Units	1,101,332	1,101,334	1,101,334	3,304,000
Class D Units	1,116,000	1,116,000	1,116,000	3,348,000

The weighted average grant date fair value of the Units was $4.23. Effective during 2011, the Company filed an offering document with the Securities and Exchange Commission. As a result, the Company revalued the preferred unit awards based on the fair value of the repurchase option at the balance sheet date. Subsequent to December 31, 2011, Nationstar expects to recognize $3.9 million of compensation expense in the first six months of 2012 for employee and non-employee awards.

Total share-based compensation expense, net of forfeitures, recognized for the years ended, December 31, 2011, 2010 and 2009 is provided in the table below (in thousands).

For the Year Ended December 31,
2011	2010	2009

$14,815	$12,856	$827

18.	Capital Requirements

Certain of Nationstar’s secondary market investors require various capital adequacy requirements, as specified in the respective selling and servicing agreements. To the extent that these mandatory, imposed capital requirements are not met, Nationstar’s secondary market investors may ultimately terminate Nationstar’s selling and servicing agreements, which would prohibit Nationstar from further originating or securitizing these specific types of mortgage loans. In addition, these secondary market investors may impose additional net worth or financial condition requirements based on an assessment of market conditions or other relevant factors.

Among Nationstar’s various capital requirements related to its outstanding selling and servicing agreements, the most restrictive of these requires Nationstar to maintain a minimum adjusted net worth balance of $132.3 million. As of December 31, 2011, Nationstar was in compliance with all of its selling and servicing capital requirements.

Additionally, Nationstar is required to maintain a minimum tangible net worth of at least $175 million as of each quarter-end related to its outstanding Master Repurchase Agreements on its outstanding repurchase facilities. As of December 31, 2011, Nationstar was in compliance with these minimum tangible net worth requirements.

19.	Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, Nationstar and its subsidiaries and current and former officers and employees (for the purposes of this section, sometimes collectively referred to as the Company and Related

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Commitments and Contingencies (continued)

Parties) are routinely named as defendants in various legal actions, including class actions and other litigation, arising in connection with activities related to a national mortgage servicer and lender. Certain of the actual or threatened legal actions include claims for substantial compensatory, punitive and/or, statutory damages or claims for an indeterminate amount of damages. Further, in the ordinary course of business the Company and Related Parties can be or are involved in governmental and regulatory examinations, information gathering requests, investigations and proceedings (both formal and informal), regarding the Company’s business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interest of the Company and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal and regulatory proceedings utilizing the latest information available. Where available information indicates that it is probable a liability has been incurred and the Company can reasonably estimate the amount of that loss an accrued liability is established. The actual costs of resolving these proceedings may be substantially higher or lower than the amounts accrued.

A 50 state task force of attorneys general as well as certain federal agencies are investigating issues related to the conduct of certain mortgage servicing companies and related service providers, in connection with mortgage foreclosures. While the Company is not involved in the investigation or negotiations regarding a settlement, the ultimate outcome could have a material impact on other mortgage servicers, including the Company.

When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the matter is deemed to be both probable and estimable, the Company will establish an accrued liability and record a corresponding amount to litigation related expense. The Company will continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. Litigation related expense, which includes the fees paid to external legal providers, of $9.3 million, $9.4 million and $4.9 million were included in general and administrative expense on the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009, respectively.

For a number of matters for which a loss is probable or reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, the Company may be able to estimate a range of possible loss. In determining whether it is possible to provide an estimate of loss or range of possible loss, the Company reviews and evaluates its material litigation and regulatory matters on an ongoing basis, in conjunction with any outside counsel handling the matter. For those matters for which an estimate is possible, management currently believes the aggregate range of reasonably possible loss is $0.5 million to $3.2 million in excess of the accrued liability (if any) related to those matters. This estimated range of possible loss is based upon currently available information and is subject to significant judgment, numerous assumptions and known and unknown uncertainties. The matters underlying the estimated range will change from time to time, and actual results may vary substantially from the current estimate. Those matters for which an estimate is not possible are not included within this estimated range. Therefore, this estimated

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Commitments and Contingencies (continued)

range of possible loss represents what management believes to be an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company’s maximum loss exposure.

Based on current knowledge, and after consultation with counsel, management believes that the current legal accrued liability is appropriate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse affect on the consolidated financial condition of the Company, although the outcome of such proceedings could be material to the Company’s operating results and cash flows for a particular period depending on among other things, the level of the Company’s revenues or income for such period. However, in the event of significant developments on existing cases, it is possible that the ultimate resolution, if unfavorable, may be material to the Company’s consolidated financial statements.

Lease Commitments

Nationstar leases various office facilities under non-cancelable lease agreements with primary terms extending through 2017. These lease agreements generally provide for market-rate renewal options and may provide for escalations in minimum rentals over the lease term (see Note 22, Restructuring Charges). Minimum annual rental commitments for office leases with unrelated parties and with initial or remaining terms of one year or more, net of sublease payments, are presented below (in thousands).

2012	$9,756
2013	9,922
2014	7,351
2015	4,854
2016	3,255
Thereafter	727

Total	$35,865

Loan and Other Commitments

Nationstar enters into IRLCs with prospective borrowers whereby the Company commits to lend a certain loan amount under specific terms and interest rates to the borrower. These IRLCs are treated as derivatives and are carried at fair value (See Note 15, Fair Value Measures).

In January 2012, the Company completed its acquisition of certain MSRs related to approximately $7.8 billion of unpaid principal balance of reverse mortgage loans from a financial services company. As servicer for these reverse mortgage loans, among other things, the Company is obligated to make advances to the loan customers as required. At January 1, 2012, the Company’s maximum unfunded advance obligation related to these MSRs was approximately $1.5 billion. Upon funding any portion of these advances, the Company expects to securitize and sell the advances in transactions that will be accounted for as financing arrangements.

Other Contingencies

In June 2011, the Company entered into an agreement to subservice loans for a financial services company. The Company began to subservice these loans in July and August 2011. This subservicing agreement included, among other things, a loss incentive and sharing arrangement. Under this arrangement, the Company can earn incentive fees of up to $2.5 million for successfully mitigating losses within a specific

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Commitments and Contingencies (continued)

subserviced population of loans. This incentive fee would be recognized when earned. For this same population of loans, the Company is subject to loss sharing under certain conditions. Should losses in this population of loans exceed a specified level, the Company would be required to share a portion of the losses on such loans up to a maximum of $10.0 million. Losses under this arrangement would be recognized at the point at which the Company determines that a liability is expected to be incurred. At December 31, 2011, the Company has estimated no liability under this agreement.

During December 2009, Nationstar entered into a strategic relationship with a major mortgage market participant, which contemplates, among other things, significant mortgage servicing rights and subservicing transfers to Nationstar upon terms to be determined. Under this arrangement, if certain delivery thresholds have been met, the market participant may require Nationstar to establish an operating division or newly created subsidiary with separate, dedicated employees within a specified timeline to service such mortgage servicing rights and subservicing. After a specified time period, this market participant may purchase the subsidiary at an agreed upon price. Since December 2010, all of the required delivery thresholds with this market participant have been met, but the market participant has not required the Company to establish an operating division or newly created subsidiary with separate, dedicated employees.

20.	Termination of Company

The duration of Nationstar’s existence is indefinite per the Agreement and shall continue until dissolved in accordance with the terms of the Agreement and the Delaware Limited Liability Company Act (DLLCA).

21.	Limited Liability of Members

The members of a Delaware limited liability company are generally not liable for the acts and omissions of the company, much in the same manner as the shareholders, officers and directors of a corporation are generally limited by the provisions of the DLLCA and by applicable case law.

22.	Restructuring Charges

To respond to the decreased demand in the home equity mortgage market and other market conditions, Nationstar initiated a program to reduce costs and improve operating effectiveness in 2007. This program included the closing of several offices and the termination of a large portion of Nationstar’s workforce. As part of this plan, Nationstar expected to incur lease and other contract termination costs.

Nationstar recorded restructuring charges totaling $1.1 million, $2.3 million, and $2.2 million for the years ended December 31, 2011, 2010, and 2009, respectively, related to cancelled lease expenses that are

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	Restructuring Charges (continued)

reflected in general and administrative expenses. The following table summarizes, by category, the Company’s restructuring charge activity for the periods noted below.

	Liability Balance	Restructuring	Restructuring	Liability Balance
	at January 1	Adjustments	Settlements	at December 31

Year-ended December 31, 2009
Restructuring charges:
Lease terminations	$10,903	$2,222	$(3,660)	$9,465

Total	$10,903	$2,222	$(3,660)	$9,465

Year-ended December 31, 2010
Restructuring charges:
Lease terminations	$9,465	$2,287	$(2,569)	$9,183

Total	$9,465	$2,287	$(2,569)	$9,183

Year-ended December 31, 2011
Restructuring charges:
Lease terminations	$9,183	$1,084	$(1,807)	$8,460

Total	$9,183	$1,084	$(1,807)	$8,460

23.	Concentrations of Credit Risk

Properties collateralizing mortgage loans held for investment and REO were geographically disbursed throughout the United States (measured by principal balance and expressed as a percent of the total outstanding mortgage loans held for investment and REO).

The following table details the geographical concentration of mortgage loans held for investment and REO by state for the dates indicated (in thousands).

	December 31,		December 31,
	2011		2010
	Unpaid	% of	Unpaid	% of
	Principal	Total	Principal	Total
State	Balance	Outstanding	Balance	Outstanding

Florida	$54,199	14.2%	$62,775	14.4%
Texas	52,620	13.7%	58,815	13.4%
California	32,684	8.5%	41,019	9.4%
All other states(1)	243,377	63.6%	274,235	62.8%

	$382,880	100.0%	$436,844	100.0%

(1)	No other state contains more than 5.0% of the total outstanding.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	Concentrations of Credit Risk (continued)

Additionally, certain loan products’ contractual terms may give rise to a concentration of credit risk and increase Nationstar’s exposure to risk of nonpayment or realization.

	December 31,	December 31,
	2011	2010

Amortizing ARMs:
2/28	$68,993	$118,815
3/27	6,402	8,952
All other ARMs	14,343	10,221

	$89,738	$137,988

24.	Business Segment Reporting

Nationstar currently conducts business in two separate operating segments: Servicing and Originations. The Servicing segment provides loan servicing on Nationstar’s total servicing portfolio, including the collection of principal and interest payments and the assessment of ancillary fees related to the servicing of mortgage loans. The Originations segment involves the origination, packaging, and sale of agency mortgage loans into the secondary markets via whole loan sales or securitizations. Nationstar reports the activity not related to either operating segment in the Legacy Portfolio and Other column. The Legacy Portfolio and Other column includes primarily all subprime mortgage loans originated in the latter portion of 2006 and during 2007 or acquired from Nationstar’s predecessor and consolidated VIEs which were consolidated pursuant to the adoption of new consolidation guidance related to VIEs adopted on January 1, 2010.

Nationstar’s segments are based upon Nationstar’s organizational structure which focuses primarily on the services offered. The accounting policies of each reportable segment are the same as those of Nationstar except for 1) expenses for consolidated back-office operations and general overhead-type expenses such as executive administration and accounting and 2) revenues generated on inter-segment services performed. Expenses are allocated to individual segments based on the estimated value of services performed, including estimated utilization of square footage and corporate personnel as well as the equity invested in each segment. Revenues generated or inter-segment services performed are valued based on similar services provided to external parties.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	Business Segment Reporting (continued)

To reconcile to Nationstar’s consolidated results, certain inter-segment revenues and expenses are eliminated in the “Elimination” column in the following tables.

The following tables are a presentation of financial information by segment for the periods indicated (in thousands):

	Year Ended December 31, 2011
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$238,394	$—	$238,394	$1,972	$(6,955)	$233,411
Other fee income	17,082	14,109	31,191	3,996	—	35,187

Total fee income	255,476	14,109	269,585	5,968	(6,955)	268,598
Gain/(loss) on mortgage loans held for sale	—	109,431	109,431	—	(295)	109,136

Total revenues	255,476	123,540	379,016	5,968	(7,250)	377,734

Total expenses and impairments	177,930	101,607	279,537	26,941	(295)	306,183
Other income (expense):
Interest income	2,263	12,718	14,981	44,866	6,955	66,802
Interest expense	(58,024)	(10,955)	(68,979)	(36,396)	—	(105,375)
Gain on interest rate swaps and caps	298	—	298	—	—	298
Fair value changes—ABS securitizations	—	—	—	(12,389)	—	(12,389)

Total other income (expense)	(55,463)	1,763	(53,700)	(3,919)	6,955	(50,664)

NET INCOME (LOSS)	$22,083	$23,696	$45,779	$(24,892)	$—	$20,887

Depreciation and amortization	$2,089	$1,306	$3,395	$668	$—	$4,063
Total assets	909,992	600,105	1,510,097	277,834	—	1,787,931

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	Business Segment Reporting (continued)

	Year Ended December 31, 2010
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$175,569	$—	$175,569	$820	$(9,263)	$167,126
Other fee income	7,273	7,042	14,315	2,643	—	16,958

Total fee income	182,842	7,042	189,884	3,463	(9,263)	184,084
Gain (loss) on mortgage loans held for sale	—	77,498	77,498	—	(154)	77,344

Total revenues	182,842	84,540	267,382	3,463	(9,417)	261,428
Total expenses and impairments	107,283	86,920	194,203	26,927	(154)	220,976
Other income (expense):
Interest income	263	11,848	12,111	77,521	9,263	98,895
Interest expense	(51,791)	(8,806)	(60,597)	(55,566)	—	(116,163)
Loss on interest rate swaps	(9,801)	—	(9,801)	—	—	(9,801)
Fair value changes—ABS securitizations	—	—	—	(23,297)	—	(23,297)

Total other income (expense)	(61,329)	3,042	(58,287)	(1,342)	9,263	(50,366)

NET INCOME (LOSS)	$14,230	$662	$14,892	$(24,806)	$—	$(9,914)

Depreciation and amortization	$1,092	$781	$1,873	$244	$—	$2,117
Total assets	689,923	402,627	1,092,550	854,631	—	1,947,181

	Year Ended December 31, 2009
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$91,266	$—	$91,266	$—	$(1,071)	$90,195
Other fee income	8,867	1,156	10,023	—	—	10,023

Total fee income	100,133	1,156	101,289	—	(1,071)	100,218
Gain (loss) on mortgage loans held for sale	—	54,437	54,437	(75,786)	—	(21,349)

Total revenues	100,133	55,593	155,726	(75,786)	(1,071)	78,869
Total expenses and impairments	70,897	47,532	118,429	25,009	(1,071)	142,367
Other income (expense):
Interest income	4,143	4,261	8,404	44,114	—	52,518
Interest expense	(25,877)	(3,438)	(29,315)	(40,568)	—	(69,883)
Loss on interest rate swaps	—	—	—	(14)	—	(14)
Fair value changes—ABS securitizations	—	—	—	—	—	—

Total other income (expense)	(21,734)	823	(20,911)	3,532	—	(17,379)

NET INCOME (LOSS)	$7,502	$8,884	$16,386	$(97,263)	$—	$(80,877)

Depreciation and amortization	$1,004	$538	$1,542	$225	$—	$1,767
Total assets	681,543	239,202	920,745	359,440	—	1,280,185

25.	Guarantor Financial Statement Information

Nationstar has $285.0 million aggregate principal amount of 10.875% unsecured senior notes which mature on April 1, 2015. The notes are jointly and severally guaranteed on an unsecured senior basis by all of

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

Nationstar’s existing and future wholly-owned domestic restricted subsidiaries, with certain exceptions. All guarantor subsidiaries are 100% owned by Nationstar. Presented below are consolidating financial statements of Nationstar and the guarantor subsidiaries for the periods indicated.

NATIONSTAR MORTGAGE LLC

CONSOLIDATING BALANCE SHEET
December 31, 2011

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Assets
Cash and cash equivalents	$62,201	$244	$—	$—	$62,445
Restricted cash	49,180	3	22,316	—	71,499
Accounts receivable, net	281,782	7	280,511	—	562,300
Mortgage loans held for sale	458,626	—	—	—	458,626
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Asset, net	5,984	—	237,496	—	243,480
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	—	—	—	—	—
Receivables from affiliates	41,961	70,541	—	(107,893)	4,609
Mortgage servicing rights—fair value	251,050	—	—	—	251,050
Investment in subsidiaries	140,880	—	—	(140,880)	—
Property and equipment, net	23,238	835	—	—	24,073
REO, net	—	—	3,668	—	3,668
Other assets	106,181	—	—	—	106,181

Total Assets	$1,421,083	$71,630	$543,991	$(248,773)	$1,787,931

Liabilities and members’ equity
Notes payable	$628,605	$—	$244,574	$—	$873,179
Unsecured senior notes	280,199	—	—	—	280,199
Payables and accrued liabilities	180,545	—	3,244	—	183,789
Payables to affiliates	—	—	107,893	(107,893)	—
Derivative financial instruments	5,830	—	6,540	—	12,370
Derivative financial instruments, subject to ABS nonrecourse debt	—	—	—	—	—
Nonrecourse debt—Legacy Assets	—	—	112,490	—	112,490
Excess spread financing (at fair value)	44,595	—	—	—	44,595
ABS nonrecourse debt (at fair value)	—	—	—	—	—

Total liabilities	1,139,774	—	474,741	(107,893)	1,506,622

Total members’ equity	281,309	71,630	69,250	(140,880)	281,309

Total liabilities and members’ equity	$1,421,083	$71,630	$543,991	$(248,773)	$1,787,931

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Revenues:
Servicing fee income	$234,135	$—	$6,231	$(6,955)	$233,411
Other fee income	17,782	15,313	2,092	—	35,187

Total fee income	251,917	15,313	8,323	(6,955)	268,598
Gain on mortgage loans held for sale	109,136	—	—	—	109,136

Total Revenues	361,053	15,313	8,323	(6,955)	377,734
Expenses and impairments:
Salaries, wages and benefits	198,703	3,587	—	—	202,290
General and administrative	72,654	3,207	6,322	—	82,183
Provision for loan losses	1,346	—	2,191	—	3,537
Loss on foreclosed real estate and other	2,613	—	4,220	—	6,833
Occupancy	11,163	177	—	—	11,340

Total expenses and impairments	286,479	6,971	12,733	—	306,183
Other income (expense):
Interest income	14,880	—	44,967	6,955	66,802
Interest expense	(58,452)	—	(46,923)	—	(105,375)
Gain/(Loss) on interest rate swaps and caps	—	—	298	—	298
Fair value changes in ABS securitizations	7,695	—	(20,084)	—	(12,389)
Gain/(loss) from subsidiaries	(17,810)	—	—	17,810	—

Total other income (expense)	(53,687)	—	(21,742)	24,765	(50,664)

Net income/(loss)	$20,887	$8,342	$(26,152)	$17,810	$20,887

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Operating activities:
Net income/(loss)	$20,887	$8,342	$(26,152)	$17,810	$20,887
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Loss from subsidiaries	17,810	—	—	(17,810)	—
Share-based compensation	14,815	—	—	—	14,815
(Gain)/loss on mortgage loans held for sale	(109,136)	—	—	—	(109,136)
Provision for loan losses	1,346	—	2,191	—	3,537
Loss on foreclosed real estate and other	2,613	—	4,220	—	6,833
Loss on equity method investments	107	—	—	—	107
(Gain)/loss on ineffectiveness on interest rate swaps and cap	—	—	(2,331)	—	(2,331)
Fair value changes in ABS securitizations	(7,695)	—	20,084	—	12,389
Fair value changes in excess spread financing	3,060	—	—	—	3,060
Depreciation and amortization	4,063	—	—	—	4,063
Change in fair value of mortgage servicing rights	39,000	—	—	—	39,000
Amortization of debt discount	9,070	—	4,261	—	13,331
Amortization of premiums/(discounts)	—	—	(5,042)	—	(5,042)
Mortgage loans originated and purchased, net of fees	(3,412,185)	—	—	—	(3,412,185)
Cost of loans sold, net of fees	3,339,859	—	—	—	3,339,859
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	36,919	—	26,659	—	63,578
Changes in assets and liabilities:
Accounts receivable	162,980	(7)	(246,106)	—	(83,133)
Receivables from/(payables to) affiliates	(227,455)	(8,407)	240,246	—	4,384
Other assets	(44,576)	—	—	—	(44,576)
Accounts payable and accrued liabilities	99,602	—	2,055	—	101,657

Net cash provided by/(used in) operating activities	(48,916)	(72)	20,085	—	(28,903)

Continued on following page.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2011

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Investing activities:
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	$—	$—	$40,000	$—	$40,000
Property and equipment additions, net of disposals	(19,742)	—	—	—	(19,742)
Acquisition of equity method investment	(6,600)	—	—	—	(6,600)
Deposit on reverse mortgage servicing rights	(26,893)	—	—	—	(26,893)
Deposit on / purchase of mortgage servicing rights	(96,467)	—	—	—	(96,467)
Proceeds from sales of REO	15,566	—	12,257	—	27,823

Net cash provided by/(used in) investing activities	(134,136)	—	52,257	—	(81,879)

Financing activities:
Transfers to/from restricted cash	8,399	(3)	8,416	—	16,812
Issuance of unsecured senior notes	35,166	—	—	—	35,166
Issuance of excess spread financing	40,492	—	—	—	40,492
Decrease in notes payable, net	155,655	—	7,766	—	163,421
Repayment of nonrecourse debt—Legacy assets	—	—	(30,433)	—	(30,433)
Repayment of ABS nonrecourse debt	—	—	(58,091)	—	(58,091)
Repayment of excess servicing spread financing	(2,207)	—	—	—	(2,207)
Distribution to parent	(4,348)	—	—	—	(4,348)
Debt financing costs	(3,462)	—	—	—	(3,462)
Tax related share-based settlement of units by members	(5,346)	—	—	—	(5,346)

Net cash provided by/(used in) financing activities	224,349	(3)	(72,342)	—	152,004

Net increase/(decrease) in cash	41,297	(75)	—	—	41,222
Cash and cash equivalents at beginning of period	20,904	319	—	—	21,223

Cash and cash equivalents at end of period	$62,201	$244	$—	$—	$62,445

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2010

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Assets
Cash and cash equivalents	$20,904	$319	$—	$—	$21,223
Restricted cash	57,579	—	33,546	—	91,125
Accounts receivable, net	437,300	—	3,975	—	441,275
Mortgage loans held for sale	369,617	—	—	—	369,617
Mortgage loans held for investment, subject to nonrecourse debt, Legacy Assets, net	5,016	—	261,304	—	266,320
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	—	—	538,440	—	538,440
Investment in debt securities—available-for-sale	597	—	—	(597)	—
Investment in subsidiaries	158,276	—	—	(158,276)	—
Receivables from affiliates	—	62,171	132,353	(185,531)	8,993
Mortgage servicing rights	145,062	—	—	—	145,062
Property and equipment, net	7,559	835	—	—	8,394
REO, net	323	—	27,014	—	27,337
Other assets	29,395	—	—	—	29,395

Total Assets	$1,231,628	$63,325	$996,632	$(344,404)	$1,947,181

Liabilities and members’ equity
Notes payable	$472,950	$—	$236,808	$—	$709,758
Unsecured senior notes	244,061	—	—	—	244,061
Payables and accrued liabilities	73,785	—	1,269	—	75,054
Payables to affiliates	185,531	—	—	(185,531)	—
Derivative financial instruments	—	—	7,801	—	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	—	—	18,781	—	18,781
Nonrecourse debt—Legacy Assets	—	—	138,662	—	138,662
ABS nonrecourse debt (at fair value)	—	—	497,289	(597)	496,692

Total liabilities	976,327	—	900,610	(186,128)	1,690,809

Total members’ equity	255,301	63,325	96,022	(158,276)	256,372

Total liabilities and members’ equity	$1,231,628	$63,325	$996,632	$(344,404)	$1,947,181

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Issuer	Guarantor	Non- Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Revenues:
Servicing fee income	$174,660	$1,730	$—	$(9,264)	$167,126
Other fee income	8,259	7,551	1,148	—	16,958

Total fee income	182,919	9,281	1,148	(9,264)	184,084
Gain on mortgage loans held for sale	77,344	—	—	—	77,344

Total Revenues	260,263	9,281	1,148	(9,264)	261,428
Expenses and impairments:
Salaries, wages and benefits	146,746	2,369	—	—	149,115
General and administrative	57,329	1,642	(58)	—	58,913
Loss on mortgage loans held for investment and foreclosed real estate	1,558	—	1,945	—	3,503
Occupancy	9,289	156	—	—	9,445

Total expenses and impairments	214,922	4,167	1,887	—	220,976
Other income / (expense):
Interest income	17,019	6	72,606	9,264	98,895
Interest expense	(54,075)	—	(62,088)	—	(116,163)
Loss on interest rate swaps and caps	—	—	(9,801)	—	(9,801)
Fair value changes in ABS securitizations	—	—	(23,748)	451	(23,297)
Gain / (loss) from subsidiaries	(18,650)	—	—	18,650	—

Total other income / (expense)	(55,706)	6	(23,031)	28,365	(50,366)

Net income / (loss)	$(10,365)	$5,120	$(23,770)	$19,101	$(9,914)

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Operating activities:
Net income/(loss)	$(10,365)	$5,120	$(23,770)	$19,101	$(9,914)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	12,856	—	—	—	12,856
Gain on mortgage loans held for sale	(77,344)	—	—	—	(77,344)
Provision for loan losses	1,558	—	1,740	—	3,298
Loss on foreclosed real estate and other	—	—	205	—	205
(Gain)/loss on ineffectiveness on interest rate swaps and cap	—	—	8,872	—	8,872
Fair value changes in ABS securitizations	—	—	23,297	—	23,297
Loss from subsidiaries	18,650	—	—	(18,650)	—
Depreciation and amortization	2,104	13	—	—	2,117
Change in fair value of mortgage servicing rights	6,043	—	—	—	6,043
Amortization of debt discount	12,380	—	6,351	—	18,731
Amortization of premiums/(discounts)	—	—	(4,526)	—	(4,526)
Mortgage loans originated and purchased, net of fees	(2,791,639)	—	—	—	(2,791,639)
Cost of loans sold, net of fees	2,621,275	—	—	—	2,621,275
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	49,302	—	(16,634)	—	32,668
Changes in assets and liabilities:
Accounts receivable	73,124	3	(31,979)	—	41,148
Receivables from/(payables to) affiliates	(52,594)	(5,110)	61,662	—	3,958
Other assets	(861)	—	—	—	(861)
Accounts payable and accrued liabilities	8,444	(96)	(185)	—	8,163

Net cash provided by/(used) in operating activities	(127,067)	(70)	25,033	451	(101,653)

Continued on following page.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2010

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Investing activities:
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	$—	$—	$48,838	$—	$48,838
Property and equipment additions, net of disposals	(3,923)	(13)	—	—	(3,936)
Purchase of mortgage servicing rights	(17,812)	—	—	—	(17,812)
Proceeds from sales of REO	504	—	73,603	—	74,107

Net cash provided by/(used) in investing activities	(21,231)	(13)	122,441	—	101,197

Financing activities:
Transfers to/from restricted cash	(38,617)	—	4,886	—	(33,731)
Issuance of unsecured notes, net of issue discount	243,013	—	—	—	243,013
Decrease in notes payable, net	(57,972)	—	(4,127)	—	(62,099)
Repayment of nonrecourse debt—Legacy assets	—	—	(45,364)	—	(45,364)
Repayment of ABS nonrecourse debt	(146)	—	(102,869)	(451)	(103,466)
Debt financing costs	(14,923)	—	—	—	(14,923)
Tax related share-based settlement of units by members	(3,396)	—	—	—	(3,396)

Net cash provided by/(used) in financing activities	127,959	—	(147,474)	(451)	(19,966)

Net increase/(decrease) in cash	(20,339)	(83)	—	—	(20,422)
Cash and cash equivalents at beginning of period	41,243	402	—	—	41,645

Cash and cash equivalents at end of period	$20,904	$319	$—	$—	$21,223

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Revenues:
Servicing fee income	$89,151	$1,044	$—	$—	$90,195
Other fee income	4,823	5,200	—	—	10,023

Total fee income	93,974	6,244	—	—	100,218
Loss on mortgage loans held for sale	(21,349)	—	—	—	(21,349)

Total Revenues	72,625	6,244	—	—	78,869
Expenses and impairments:
Salaries, wages and benefits	88,075	2,614	—	—	90,689
General and administrative	30,111	379	4	—	30,494
Loss on mortgage loans held for investment and foreclosed real estate	(1,352)	(10,925)	19,789	—	7,512
Occupancy	6,621	242	—	—	6,863
Loss on available-for-sale-securities-other-than-temporary	6,809	—	—	—	6,809

Total expenses and impairments	130,264	(7,690)	19,793	—	142,367
Other income / (expense):
Interest income	42,160	233	10,125	—	52,518
Interest expense	(52,810)	(2,694)	(14,379)	—	(69,883)
Loss on interest rate swaps and caps	(14)	—	—	—	(14)
Gain / (loss) from subsidiaries	(12,574)	—	—	12,574	—

Total other income / (expense)	(23,238)	(2,461)	(4,254)	12,574	(17,379)

Net income / (loss)	$(80,877)	$11,473	$(24,047)	$12,574	$(80,877)

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Operating activities:
Net income/(loss)	$(80,877)	$11,473	$(24,047)	$12,574	$(80,877)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation	827	—	—	—	827
(Gain)/loss on mortgage loans held for sale	21,349	—	—	—	21,349
Loss on foreclosed real estate and other	(1,352)	(10,925)	19,789	—	7,512
(Gain)/loss on ineffectiveness on interest rate swaps and cap	14	—	—	—	14
Loss from subsidiaries	12,574	—	—	(12,574)	—
Unrealized gain on derivative financial instruments	(2,436)	—	—	—	(2,436)
Impairment of investments in debt securities	6,809	—	—	—	6,809
Depreciation and amortization	1,728	39	—	—	1,767
Change in fair value of mortgage servicing rights	27,915	—	—	—	27,915
Amortization of debt discount	19,075	—	2,212	—	21,287
Amortization of premiums/(discounts)	(1,394)	—	—	—	(1,394)
Mortgage loans originated and purchased, net of fees	(1,480,549)	—	—	—	(1,480,549)
Cost of loans sold, net of fees	1,007,369	—	—	—	1,007,369
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	405,066	—	66,816	—	471,882
Changes in assets and liabilities:
Accounts receivable	(155,566)	1,113	(3,511)	—	(157,964)
Receivables from/(payables to) affiliates	247,676	(47,397)	(133,339)	—	66,940
Other assets	(6,961)	—	—	—	(6,961)
Accounts payable and accrued liabilities	11,550	(12)	1,331	—	12,869

Net cash provided by/(used) in operating activities	32,817	(45,709)	(70,749)	—	(83,641)

Continued on following page.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2009

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated
	(in thousands)

Investing activities:
Property and equipment additions, net of disposals	$(2,990)	$(39)	$—	$—	$(3,029)
Purchase of mortgage servicing rights	(1,169)	—	—	—	(1,169)
Proceeds from sales of REO	1,896	32,202	83	—	34,181

Net cash provided by/(used) in investing activities	(2,263)	32,163	83	—	29,983

Financing activities:
Transfers to/from restricted cash	(18,444)	13,737	(27,056)	—	(31,763)
Issuance of nonrecourse debt	—	—	191,272	—	191,272
Decrease in notes payable, net	17,346	—	(77,741)	—	(60,395)
Repayment of nonrecourse debt—Legacy assets	—	—	(15,809)	—	(15,809)
Debt financing costs	(18,059)	—	—	—	(18,059)
Capital contributions from members	20,700	—	—	—	20,700

Net cash provided by/(used) in financing activities	1,543	13,737	70,666	—	85,946

Net increase/(decrease) in cash	32,097	191	—	—	32,288
Cash and cash equivalents at beginning of period	9,146	211	—	—	9,357

Cash and cash equivalents at end of period	$41,243	$402	$—	$—	$41,645

26.	Related Party Disclosures

In September 2010, Nationstar entered into a marketing agreement with Springleaf Home Equity, Inc., formerly known as American General Home Equity, Inc., Springleaf General Financial Services of Arkansas, Inc., formerly known as American General Financial Services of Arkansas, Inc. and MorEquity, Inc. (collectively “Springleaf”), each of which are indirectly owned by investment funds managed by affiliates of Fortress Investment Group LLC. Pursuant to this agreement, Nationstar markets mortgage originations products to customers of Springleaf, and is compensated by the originations fees of loans that Nationstar refinances.

Additionally, in January 2011, Nationstar entered into three agreements to act as the loan subservicer for Springleaf for a whole loan portfolio and two securitized loan portfolios totaling $4.4 billion for which Nationstar receives a monthly per loan subservicing fee and other performance incentive fees subject to the agreements with Springleaf. For the year ended December 31, 2011, Nationstar recognized revenue of $9.9 million in additional servicing and other performance incentive fees related to these portfolios. At December 31, 2011, Nationstar had an outstanding receivable from Springleaf of $0.6 million which was included as a component of accounts receivable.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	Related Party Disclosures (continued)

Nationstar is the loan servicer for two securitized loan portfolios managed by Newcastle Investment Corp. (Newcastle), which is managed by an affiliate of Fortress Investment Group LLC, for which Nationstar receives a monthly net servicing fee equal to 0.50% per annum on the unpaid principal balance of the portfolios, which was $1.1 billion, $1.2 billion, and $1.4 billion for the years ended December 31, 2011, 2010, and 2009, respectively. For the year ended December 31, 2011, 2010, and 2009 Nationstar received servicing fees and other performance incentive fees of $5.8 million, $6.5 million, and $7.5 million, respectively.

Additionally, in December 2011, Nationstar entered into another agreement with Newcastle, where Nationstar sold to Newcastle the right to receive 65% of the excess cash flow generated from certain MSRs acquired on September 30, 2011 after receipt of a fixed basic servicing fee per loan. The sale price was $43.7 million. Nationstar will retain all ancillary income associated with servicing such MSRs and 35% of the excess cash flow after receipt of the fixed basic servicing fee. Nationstar will continue to be the servicer of the loans and provide all servicing and advancing functions for the portfolio. Newcastle will not have prior or ongoing obligations associated with this MSR portfolio. Furthermore, should Nationstar refinance any loan in such portfolio, subject to certain limitations, Nationstar will be required to transfer the new loan or a replacement loan of similar economic characteristics into the portfolio. The new or replacement loan will be governed by the same terms set forth in the agreement described above. The fair value on the outstanding liability related to this agreement was $44.6 million at December 31, 2011. Additionally, as a component of the underlying agreement, Newcastle held back a portion of the sales price, amounting to $3.3 million, pending certain conditions being satisfied by Nationstar. Such amount is recorded in accounts receivable.

In March 2011, Nationstar entered into a limited partnership agreement with ANC. ANC is the parent company of NREIS, which through the ANC partnership we hold a non-controlling interest in NREIS, an ancillary real estate services and vendor management company that directly and indirectly provides title agency settlement or valuation services for loan originations and default management. As Nationstar is able to exercise significant influence, but not control, over the policies and procedures of the entity, and Nationstar owns less than 50% of the voting interests, Nationstar applies the equity method of accounting. During the year ending December 31, 2011 Nationstar disbursed $4.9 million for servicing-related advances.

27.	Unaudited Pro Forma Tax Information

Nationstar has elected to be a disregarded entity for federal tax purposes and is treated as a branch of its parent, FIF. FIF is taxed as a partnership, whereby all income is taxed at the member (partner) level. Historically, Nationstar has generated net operating losses for federal and state income tax purposes but has incurred de minimis amounts of state capital, franchise and minimum tax. It is expected that Nationstar will become a wholly owned indirect subsidiary of Nationstar Mortgage Holdings Inc., a new C corporation, upon the Restructuring. (See Note 1—Nature of Business and Basis of Presentation) It is anticipated that Nationstar Mortgage Holdings Inc., Nationstar and all affiliates will join in a consolidated income tax return for US purposes.

Nationstar’s pro forma effective tax rate for 2011 is 0%. The pro forma tax provision, before utilization of tax benefits, is $11,448 on pre-tax income of $20,887. Nationstar expects to assume certain tax attributes of certain parent entities of FIF HE Holding LLC as a result of the restructuring, including approximately $196 million of net operating loss carry forwards as of December 31, 2011. Nationstar expects to record a full valuation allowance against any resulting deferred tax asset. The utilization of these tax attributes will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

Through and including April 1, 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter, and with respect to its unsold allotments or subscriptions.

16,666,667 Shares

Nationstar Mortgage Holdings Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch
Citigroup
Credit Suisse
Wells Fargo Securities

Allen & Company LLC
Barclays Capital
J.P. Morgan
Keefe, Bruyette & Woods
Sterne Agee

March 7, 2012